Form 20-F
period 2003-03-31
BIOTECH HOLDINGS LTD
filed 2003-09-30
CIK 1018153

SEC 1852 (06-2001)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

Yes ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __March 31, 2003_______________________

OR

  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number _ 0-29108____________________________

___________________Biotech Holdings Ltd.__________________________________

(Exact name of Registrant as specified in its charter)

___________________Biotech Holdings Ltd.__________________________________

(Translation of Registrant^s name into English)

______________________Alberta, Canada______________________________________

(Jurisdiction of incorporation or organization)

#160 - 3751 Shell Road

Richmond, British Columbia, Canada, V6X 2W2

______________________________________________________________________

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Name of each exchange on which registered

_____________None_________________ _______________________________

__________________________________ _______________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

_________NONE____________________________________________________

(Title of Class)

__________________________________________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

___________________Common Shares Without Par Value________________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer^s classes of capital or common stock as of the close of the period covered by the annual report.

73,928,130 Common Shares Without Par Value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by

Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes Yes

  No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 Item 17

  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS

DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

  Yes

  No

PART I

Item 1. Identity of Directors, Senior Management and Advisers

This information is not required to be provided because it is an annual report filing.

Item 2. Offer Statistics and Expected Timetable

This information is not required to be provided because it is an annual report filing.

Item 3. Key Information

The table in this section sets forth selected consolidated financial data. Such data, for and as of the end of the five previous fiscal periods, are derived from the consolidated financial statements of Biotech Holdings Ltd. (the "Company"). The selected financial data are expressed in Canadian dollars.

The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in the Annual Report.

Critical Accounting Policies

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Differences with generally accepted accounting principles in the United States ("U.S. GAAP") are set forth in Note 22 to the Consolidated Financial Statements of the Company (Item 17 of this Form 20F). Some accounting policies have a significant impact on the amounts reported in these financial statements. The Consolidated Financial Statements include a section describing the Company^s significant accounting policies. Note that the preparation of this Form 20-F requires the Company to make estimates and assumptions that:

  may affect the reported amount of assets and liabilities;

  may affect the contingent assets and liabilities as disclosed at the date of the financial statements and;

  may affect the reported amounts of revenues and expenses during the reported period.

There can be no assurance that actual results will not differ from those estimates.

The Company believes, as explained below, that our most critical accounting policies comprise the following.

Patent Interests

Patent Interests consist of the cost of purchasing the Company^s rights to manufacture and sell DIAB II, a Type II Diabetes medication developed by the Company. Management is required to use its professional judgement in determining Patent Interests have suffered permanent impairments in value and whether carrying costs are recoverable. Under U.S. GAAP, writedown is necessary when carrying costs are not recoverable.

The Company^s last fiscal period ended March 31 of the current year. All fiscal periods are for the full year. The following table is a summary of certain selected financial information of the Company, in accordance with Canadian GAAP, for the Company^s most recently completed fiscal period and for the four preceding fiscal periods of the Company:

Fiscal year ended
March 31,

Revenues

Loss from continuing operations

Loss from discontinued operations

Amortization of goodwill

Net loss for the year

Loss per share

Working Capital Deficiency

Total Assets

Long Term Debt

Total Liabilities

Shareholders^ Equity (deficiency)

Number of issued common shares at March 31

Dividends per share

2003 9,731 (1,588,204) (1,397,420) - (2,985,624) (0.04) (2,185,322) 3,629,040 3,000,107 5,504,202 (1,875,162) 73,928,130 nil	2002 49,981 (1,960,624) (1,397,940) (32,336) (3,390,900) (0.05) (1,119,754) 5,853,429 2,876,125 5,042,967 810,462 69,928,130 nil	2001 75,055 (1,574,889) (1,463,399) (32,336) (3,070,624) (.06) (596,188) 7,189,483 2,584,276 4,305,621 2,883,862 59,366,332 nil	2000 74,019 (1,793,665) (1,409,672) (32,336) (3,235,673) (.08) (856,622) 5,813,805 2,409,612 4,401,308 1,412,497 43,252,913 nil	1999 46,478 (1,344,810) (2,171,179) (32,336) (3,448,325) (.10) (1,359,316) 6,410,571 1,688,275 3,832,401 2,578,170 37,252,913 nil

The figures below are presented in accordance with U.S. GAAP (expressed in Canadian Dollars).

Revenues

Net Loss

Loss per share

Working Capital Deficiency

Total Assets

Long Term Debt

Total Liabilities

Shareholders^ Equity (Deficiency)

Number of issued common shares at March 31

Dividends per share

Year ended March 31, 2003 9,731 (4,699,179) (.07) (2,185,322) 2,684,492 3,000,107 5,504,202 (2,819,710) 73,928,130 nil	Year ended March 31, 2002 49,981 (5,248,125) (.09) (1,119,754) 4,902,101 2,876,125 5,042,967 (140,866) 69,928,130 nil	Year ended March 31, 2001 75,055 (4,871,784) (.10) (596,188) 6,048,696 2,584,276 4,305,621 1,743,075 59,366,332 nil	Year ended March 31, 2000 74,019 (3,736,167) (.09) (856,622) 4,483,850 2,409,612 4,401,308 82,542 43,252,913 nil	Year ended March 31, 1999 46,4788 (3,033,727) (0.09) (1,359,316) 4,643,295 1,688,275 3,832,401 810,894 37,252,913 nil

Exchange Rate Information

The Company^s accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

The following table sets forth, for the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of such exchange rates on the last day of each month during the periods, and the end of period rates.

High Low Average End	Year Ended March 31 2003 US$ .6854 .6229 .6458 .6797	Year Ended March 31 2002 US$ . 6638 .6175 .6393 .6271	Year Ended March 31 2001 US$ . 6906 .6529 .6657 .6346	Year Ended March 31 2000 US$ . 6983 .6588 .6801 .6878	Year Ended March 31 1999 US$ . 7068 . 6307 .6654 .6616

The closing exchange rate as at September 2, 2003 was US$ 0.7249 and the high and low exchange rates for each of the previous six months was as follows:

March 2003 April 2003 May 2003 June 2003 July 2003 August 2003	High US$ .6854 .6937 .7458 .7512 .7497 .7264	Low US$ .6685 .6690 .6928 .7251 .7043 .7054

Capitalization and indebtedness

Capitalization and indebtedness is not required for an annual filing.

Risk Factors

In addition to the risk factors inherent in investing in any junior equity, additional risks affecting the Company fall into three principal categories that can be described as follows:

a. Financial

i) risk that the Company will not be able to raise financing sufficient to make up for its ongoing losses

ii) risk that, for the investing public, continuing issuance of equity to make up for losses significantly dilutes the per-share value of the Company^s assets and potential earnings

iii) risk that, in the event that the Company experiences financial difficulty, it may lose control of its primary marketing assets, that is, its rights to market the DIAB II product

iv) risk of diminution or loss of liquidity in the market for the Company^s securities, due either to fluctuations in securities markets or to investor perception of the Company, thus reducing the ability of third parties to use sale of shares as a method of generating capital for funding the Company

v) risk that ongoing losses will reduce the Company^s ability to obtain credit from suppliers, thus increasing the pressure on the Company as a going concern. These concerns are expressed in the Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences and Note 1 of the attached Audited Consolidated Financial Statements

vi) risk that major creditors of the Company could place the Company in receivership or bankruptcy by acting on their charges against the Company

vii) currency fluctuation risk; risk that the Company will be impacted by currency fluctuations in China, where its subsidiary^s sales are in the national Chinese currency, are significant, though it should be recognized that the Chinese currency has a history during the past ten years of relative stability against the Canadian dollar; in other national markets where the Company is intending to generate sales of DIAB II, remittances to the Company will be in USD, thus reducing the effect of movements in the local currency

b. Drug-related

i) risk that the Company^s principal product will not begin to produce significant revenue in the only markets where it is currently approved (China and Peru)

ii) risk that, in the Chinese market, DIAB II will not be able to obtain access to the government^s Basic Drug List and consequently will remain out of reach for the great majority of Chinese diabetics and will for this reason continue to have minimal sales in the Chinese market

iii) risk that other regulatory approvals will not be forthcoming

iv) risk that, even if regulatory approval outside China is achieved, the Company will experience in other markets similar difficulties of market penetration

v) risk that competitive products in the Type II Diabetes therapy field will emerge during the next few years and reduce or negate any competitive therapeutic advantages currently offered by DIAB II

vi) risk that, the DIAB II or other products produced by the Company will lead to lawsuits that are not covered by the Company^s insurance

vii) risk that the manufacturing approval for the DIAB II drug in China is dependent on being linked to an approved manufacturer, which manufacturer could decide to cease production of DIAB II; this risk is mitigated by the availability in China of substantial excess pharmaceutical capacity, so that a replacement approved manufacturer could, the Company believes, readily be found

c. Risk related to obtaining and enforcing patents

i) the Company relies significantly on trade secrets for the protection of its DIAB II product in jurisdictions where obtaining or enforcing patent rights is either not feasible or not possible; management believes that difficulties in replicating the composition and production process for its DIAB II product will continue to protect DIAB II from being copied in such markets but acknowledges that one or more competitors could potentially copy essential aspects of the DIAB II product, thus leading to a loss of intellectual knowledge, and potentially having an impact on sales of DIAB II

d. Management-related

i) risk that management of Biotech Holdings is sharply focused on a few key managers or a single key manager and that loss of the services of these persons or this person for any reason would be severely negative for the prospects of ongoing operations

ii) risk that additional management needed for creating and guiding meaningful growth at the Company will be difficult to attract

Item 4 Information on the Company

  History and development of the Company

Biotech Holdings Ltd. (the "Company") was incorporated in Alberta, Canada and is an integrated pharmaceutical company whose common shares traded on The Alberta Stock Exchange (the "ASE") until November 1999 at which time the ASE was merged into The Canadian Venture Exchange (the "CDNX" now called the "TSX Venture Exchange") under the symbol "BIO.V". The Company also trades on the NASD OTC-BB under the symbol "BIOHF". In 2001 the Company was listed on the Frankfurt Stock Exchange under the symbol "925970.F".

The Company^s business focus is on developing the distribution of the Company^s type II diabetes drug known as DIAB II (also known as Sucanon). The operations of the Company^s subsidiary for the development, manufacture and distribution of lotions and creams were discontinued during the year ended March 31, 2003, based on a management decision that the subsidiary had limited prospects for developing profitable operations in the near-term. The Company^s business focus remains the development and distribution of the Company^s type II diabetes drug, particularly in Mexico and Latin America.

The Company^s head office and principal office are located at #160 - 1501 Shell Road, Richmond, British Columbia, V6X 2W2, Telephone No. (604) 295-1119, and the registered office of the Corporation is located at 1000, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

The Company^s discussion of its anticipated future operations and the other forward looking statements contained in this Form 20-F involve a number of material risks and uncertainties. In addition to the factors specifically discussed in context hereafter, factors that could cause actual results to differ materially are regulatory requirements imposed upon the Company^s lines of business, international political instability and changes in economic conditions, advances in development of competing products, the Company^s ability to acquire protection for its intellectual property rights, and its ability to obtain financing on acceptable terms when and as required.

History of the Company and Its Subsidiaries

The Company^s history had the following highlights:

  The Company was originally incorporated under the name LMK Technologies Inc. ("LMK") under the provisions of the Business Corporations Act (Alberta) on August 20, 1993.

  Pursuant to a prospectus dated February 9, 1994, the Company, acting under the name of Conserve Energy Corporation ("Conserve") at that time, made an initial public offering of 2,500,000 common shares at $0.10 per share for gross proceeds of $250,000.

  In January, 1995 the Company identified Biotech Holdings Inc. ("Holdings") as a potential acquisition. On December 14, 1995 the Company^s shareholders approved the acquisition of all of the issued and outstanding shares of Holdings in exchange for 15 million shares issued to the shareholders of Holdings. The share issuance occurred after giving effect to a 2:1 consolidation in the issued and outstanding share capital of the Company. Upon completion of the purchase, Holdings became a wholly-owned subsidiary of the Company. The Company continues to operate as the holding company for Holdings and the Company^s other subsidiaries and undertakes no operational activities with the exception of financing.

  On December 14, 1995 the shareholders approved the Company^s name change to Biotech Holdings Ltd. to reflect its corporate direction in the biotechnology field.

  On September 11, 1998 Holdings sold its operational assets to Biotech Laboratories Inc. ("Laboratories"), another subsidiary of the Company, in exchange for Laboratories^ assumption of $2,000,000 in collateralized debts on the books of Holdings. This action was taken in order to continue operations until settlement of a $711,000 legal claim filed against Holdings. (Management has issued a $1 million counter claim to this suit.) The operations of Holdings are now being carried on by Laboratories.

  In November, 2002 the Company^s primary operating subsidiary, Biotech Laboratories Inc. discontinued operations.

  On December 12, 2002, the Company filed a proposal under federal creditor protection legislation in Canada. The purpose of the filing of the proposal was to protect the interests of all stakeholders of the Company from an action taken by the landlord of Laboratories. The lease of the plant was in the Company^s name. The landlord in question undertook to seize Laboratories assets and the filing of the proposal prevented the landlord^s seizure from continuing.

  By agreement dated February 5, 2003, the Company leased its plant equipment from February 1, 2003 to August 1, 2003. Under the terms of this agreement, the lessee will fulfill orders for Laboratories from February 1, 2003 to July 1, 2003 and will pay the costs of production which will be repaid by Laboratories from the proceeds of the orders sold on or before August 1, 2003.

  On May 21, 2003, both the Company and Laboratories received approval from the Supreme Court of British Columbia in the matter of two proposals regarding its creditors pursuant to the Bankruptcy and Insolvency Act of Canada. These proposals, accepted by the required majority of creditors, allows for the operating subsidiary to maintain operations and generate funds from those operations to pay a portion of its pre-proposal liabilities. Under the proposal, preferred creditors shall be paid in full in priority to all claims of unsecured creditors. Provision for payment of claims of unsecured creditors shall be made in the lesser amount of 10% and $25,000 on each day, which is one year, one year six months and two years, respectively, after the end of the month of court ratification. The proposals also allow the companies to provide ongoing business to its suppliers. Creditors of the subsidiary after the filing of the proposal will be paid in full, in priority to preferred and general unsecured creditors.

  On August 1, 2003 the lessee of the plant equipment (see Note 20 - Discontinued Operations) exercised its option to purchase the laboratory and production equipment of Biotech Laboratories Inc. for $1,500,000, payment to be made monthly beginning August 1, 2003 for 120 equal monthly payments of $14,421, including interest at 3% per year, calculated monthly. Further, on August 1, 2003, this Subsidiary assigned all funds due to it under the sale of plant equipment, to a related party having a registered charge against the equipment.

Capital Expenditures

The following table details the Company^s principal capital expenditures under the two categories of Capital assets and Formulations and deferred costs since March 31, 2000:
Capital Assets

Cost Balance March 31, 2000	$ 5,516,732
Additions:
Patent Interest - additional 25%
Interest in DIAB II	2,239,489
Laboratory & Production equipment	12,889
Other additions	17,539
Cost Balance March 31, 2001	$ 7,786,647
Additions
Furniture & Fixtures	1,391
China Equipment & Furniture	2,328
Cost Balance March 31, 2002	$ 7,790,366
Write-down of Assets from discontinued
operations	(135,050)
Capital Assets held for resale	(2,944,043)
Cost Balance March 31, 2003	$ 4,711,273

Formulations and deferred costs

Cost Balance March 31, 2000	$ 4,239,508
Deduct:
Fully amortized deferred Start-up costs	(1,272,470)
Additions:
Label Artwork Costs	100,174
Cost Balance March 31, 2001	$ 3,067,212
Additions:
Label Artwork Costs	18,554
Cost Balance March 31, 2002	$ 3,085,766
Additions:
Label Artwork Costs	1,212
Deductions:
Write off of Formulations and
Trademarks with discontinued
Operations	(317,753)
Write-off of Label Artwork from
Discontinued operations	(251,499)
Cost Balance March 31, 2003	$ 2,517,726

The Company currently has no major capital expenditures in progress and has no commitments for such capital expenditures as at the date of this filing.

Public Takeover Offers

There have been no public takeover offers by third parties in respect of the Company^s shares or by the Company in respect of other companies^ shares in the last and current financial year.

B. Business Overview

The Company^s business focus is on developing the distribution of the Company^s type II diabetes drug known as DIAB II (also known as Sucanon). The operations of the Company^s subsidiary for the development, manufacture and distribution of lotions and creams were discontinued during the year ended March 31, 2003, based on a management decision that the subsidiary had limited prospects for developing profitable operations in the near-term. The Company^s business focus remains the development and distribution of the Company^s type II diabetes drug, particularly in Mexico and Latin America.

Sales and Revenue Activity Analysis

During the past three fiscal years, sales and revenue from the distribution of the Company^s personal care products and from the sale of DIAB II in China, have had the following distribution amongst activities and geographic markets:
	Fiscal	Fiscal	Fiscal
	2003	2002	2001

Drug Sales in China	$ 9,731	$ 49,981	$ 75,055

Personal Care Product Division Sales
Canada (Discontinued Operations)	1,026,610	1,250,495	1,512,229
U.S.A. (Discontinued Operations)	97,866	293,204	255,340
Total Sales from Discontinued Operations	1,124,476	1,543,699	1,767,515

Total Sales in Year	$ 1,134,207	$ 1,593,680	$ 1,842,624

Note the Personal Care product business was discontinued during the year ended March 31, 2003. The consolidated statement of loss nets these sales with the expenses from these operations and reflects the losses from these discontinued operations as a single line item.

Personal Care Products

The operations of the Company^s subsidiary for the development, manufacture and distribution of lotions and creams were discontinued during the year ended March 31, 2003, based on a management decision that the subsidiary had limited prospects for developing profitable operations in the near-term.

As background information, the Company had minimal sales activity during the period from April 1995 to September 1996 so management decided to reactivate commercial production through private label manufacturing. Private label sales increased from approximately $1.8 million during fiscal 2001 to $1.5 million in fiscal 2002.

In a process known as private label manufacturing the Company manufactured products for a number of retail chain stores using Company developed formulations under the stores^ brand names. In addition, the Company also manufactured products which are distributed direct to retailers under the Company^s brand names.

Pharmaceutical Business

Although the pharmaceutical business has not generated material revenues, the Company has significant investment in capital and has expended considerable efforts in getting its drug DIAB II registered in various countries in Latin America and Europe. The potential of the drug has enabled the Company to receive financial support from its investors. The following section discusses the corporate structure and the history and progress of the drug.

314202 B.C. Ltd.

314202 B.C. Ltd. ("314202") is a private British Columbia company which holds a 37.5% interest in Volkspharm (described below) and the right to appoint 50% of the board of directors of Volkspharm. On December 1, 1996, the Company acquired all of the issued and outstanding shares of 314202 and 314202 became a wholly-owned subsidiary of the Company

314202 is the largest single shareholder of Volkspharm. As a result, the Company has a direct and indirect participation of over 59% of Volque (described below).

Volkspharm Healthcare Incorporated

Volkspharm Healthcare Incorporated ("Volkspharm") is a private company incorporated under the laws of British Columbia on November 2, 1993, of which the President of the Company, Robert B. Rieveley, is a director. 314202 B.C. Ltd., a 100% subsidiary of the Company, holds a 37.5% interest in Volkspharm and has the right to appoint 50% of the board of directors of Volkspharm. Volkspharm owns 51% of the share capital of Volque and the right to appoint 50% of the board of directors of Volque. Pursuant to an agreement between 314202 B.C. Ltd. and Volkspharm, Robert B. Rieveley (the Company^s President) or his appointee must be appointed by Volkspharm as one of the directors of Volque.

Volkspharm has applied in Canada for certain patents related to a drug for the treatment of Type II diabetes. This is the first drug that Volkspharm has developed. Volkspharm has granted to Volque an exclusive license to manufacture DIAB II, make any claims and to use all patent rights in China and other "Asia Countries" which are defined as Indonesia, Philippines, Malaysia, Kampuchia (Cambodia), Thailand, Laos, China, Mongolia, Japan, North Korea, South Korea, Vietnam, Hong Kong, Macao, and Singapore.

Volkspharm has granted to Allburg Holdings Inc. (described below) an exclusive license to manufacture and sell DIAB II, make any claims and to use all patent rights in all countries other than the "Asia Countries" defined above.

Volque Pharmaceutical Company Ltd

Volque Pharmaceutical Company Ltd. ("Volque") is a domestic-foreign joint venture company formed under the laws of China in July, 1994. Volque was formed for the development and sale of drugs in China. The share capital is owned as follows: the Company holds 40%; Volkspharm Healthcare Incorporated holds 51%; and Anmin Trading Company Ltd. ("Anmin"), a private trading company in China, holds the remaining 9%. Anmin received its 9% interest in consideration for work provided during the clinical trial process. This interest was originally part of the share capital provided to North China Xin Xing Pharmaceutical Co. which was one of the initial parties to the joint venture agreement. Volkspharm has received its interest in consideration for cash and technology know-how provided in accordance with the agreement.

For accounting purposes Volque is considered to be a subsidiary of the Company. As a result of the Company^s 40% direct interest in Volque and the acquisition of 314202 (see above), the Company now directly and indirectly holds 59.125% of the share capital of Volque and the right to appoint 2 of the 6 members of the Board of Directors of Volque.

The first drug to be developed by Volque is a new drug for the treatment of Type II Diabetes known as "DIAB II". This is also the first drug to be developed and marketed by Volkspharm anywhere in the world. Through a clinical trial process undertaken by Volque, it has been granted a New Drug Approval Number by the General Office of Health for Hebei Province, China to manufacture DIAB II.

Associated Company

Allburg Holdings Inc.

Allburg Holdings Inc. ("Allburg"), previously known as Wanchi Inc., has been granted an exclusive license to manufacture and sell DIAB II, make any claims and to use all patent rights in all countries outside Oriental Asia. As a condition of this license Allburg must sub-license these rights, and this sub-license may only be granted to companies that are at least 50% owned by the Company (see Exhibit 3.8 to the Company^s Registration Statement previously filed with the March 31, 1996 Form 20-F). During 1999, Allburg sold a 25% interest in DIAB II to Immunis Corp. for $2.43 million worth of shares in Immunis. In January 2001, the Company purchased that 25% interest from Immunis Corp. by issuing 8,613,419 of its common shares at $0.26 per share to Immunis Corp. for a total consideration of $2,239,489.

Pursuant to US GAAP, shares should be valued at the date of issue. The closing price of 26 cents per share represents a 12 percent discount of the weighted average share price before and after the date of the transaction. As per the above analysis, the number of shares issued represents a considerable discount from their intrinsic worth.

Current Operations and Business Structure

On February 4, 1995, a share exchange agreement was signed whereby Conserve Energy Corporation would acquire all of the issued and outstanding shares of Holdings. In addition, Landmark Corporation agreed to loan $200,000 to Holdings which was subsequently converted into 2,000,000 common shares of the Company.

The Alberta Stock Exchange^s approval of the acquisition of Holdings by Conserve, as the Company^s Major Transaction, was conditional upon the Company raising $1.8 million to finance on-going operations. On April 30, 1996, Wenroth Limited ("Wenroth") and Penne Investment Services Ltd. ("Penne"), both British Virgin Islands companies which are unaffiliated with the Company, purchased 100% of a $1.8 million private placement for cash paid to the Company. The private placement units consisted of one common share of the Company at a purchase price of $.30 and one common share purchase warrant for the purchase of an additional common share for $.30 before May 1, 1998. Following completion of this placement the ASE granted full listing status to the Company.

On July 15, 1996, the Company acquired a 40% direct interest in Volque, for total potential consideration of $1.4 million, these funds being expended to acquire shares and provide marketing support. The consideration was to be paid over twelve months with the first $200,000 paid on August 20, 1996. The remaining payments were subject to certain performance criteria. Because of Volque^s sales performance, only $510,000 total consideration was paid for the acquisition. The purchase funds were used by Volque to finance the initial marketing costs to establish sales of a new drug for the treatment of Type II diabetes.

In order to increase its investment position in Volque, on December 1, 1996, the Company acquired all of the 6,000,000 issued and outstanding shares of 314202. In consideration the Company issued 1,750,000 common shares of the Company to RCAR Investments Ltd. ("RCAR", which is beneficially owned by the Rieveley Family Trust and have common directors with the Company) and 4,250,000 common shares to Inreg in exchange for $1,275,000. The Company then used the $1,275,000 to purchase 4,250,000 shares of 314202 from Allburg.

On August 12, 1999 Penne purchased 6 million common shares at $0.345 per share together with 3,000,000 warrants to acquire common shares at $0.65 per share expiring August 3, 2002. The total consideration received was $2,070,000. In March 2001, Penne purchased 4.5 million common shares at $0.165 per share through a private placement together with 4,500,000 warrants to acquire common shares at $0.25 per share expiring December 14, 2002. The total consideration received was $742,500. These shares could not be traded until March 6, 2002. Penne owned 9,023,500 common shares of the Company as of August 23, 2002 and the above-mentioned 4,500,000 warrants to acquire common shares at $0.25 per share remain outstanding. The 3,000,000 warrants to acquire common shares at $0.65 per share expired on August 3, 2002.

During the year ended March 31, 2003, the Rieveley Family Trust acquired notes payable by the Company from previously unrelated note holders. As of August 29, 2003 the Rieveley Family Trust owned 17,022,934 or 23% of the issued and outstanding common shares of the Company. In August 2003, the Rieveley Family Trust reduced the notes by $1,380,691 through the exercising warrants to purchase 13,806,907 Series I Convertible Preferred Shares at $0.10 each. Each convertible preferred share is voting, has an 8% cumulative cash dividend and is convertible into common shares on a 1:1 basis.

DIAB II and the Chinese Joint Venture

The first drug developed by Volque is for the treatment of Impaired Glucose Tolerance ("IGT"), an early stage of Type II Diabetes (also called Non-Insulin Dependent Diabetes Mellitus, NIDDM). All preclinical and clinical trials have been completed and on July 19, 1996 the General Office of Health for Hebei Province issued a New Drug Approval Number to Volque to begin manufacturing and marketing. In China, drug approval is granted under national health rules; however, the rights for manufacturing and marketing are granted to a specific company which is subject to rules that are administered at the provincial level. Volque has been granted the right to manufacture the drug in Hebei Province for sale throughout China.

Clinical Trials

This drug is used both as a prophylactic and a therapeutic. The clinical trials, which were undertaken under the name "DIAB II", have shown this drug to be effective and safe. Although the clinical trial protocols are similar to those required for FDA approval, the stages specified below relate to the Chinese drug approval authorities. Clinical trials were done in China because of the lower cost than would be the case in North America.

Stage I trials were conducted on rat muscle cells. Binding and internalization of insulin was evaluated as well as monitoring changes in intracellular glucose metabolism under dosage.

Stage II trials were conducted on both dogs and rats. Tests included general pharmacology, pharmokinetics, acute toxicity including establishing an LD50 rate, and long term toxicity.

Stage III trials were conducted using three hospitals and sixty doctors. Over 1,500 patients were interviewed and tested with the results from 370 patients submitted for approval in the first quarter of 1995. Trials were conducted on a double blind basis. Participation time for each applicant was six months including one month each before and after DIAB II treatment or placebos. Dietary intake was strictly controlled with breakfast, lunch and dinner provided to participants. Twice per week through the duration of the trial fasting glucose, fasting cholesterol and blood tests were conducted. Once every two weeks 100 gram oral glucose tolerance tests were conducted.

Although an approval has been received to market DIAB II in China and in Peru (during the 2001 fiscal year), there can be no assurance supplemental clinical trials will demonstrate the required efficacy to obtain approval in other countries. Failure to successfully complete the existing clinical trials or other clinical trials contemplated on a timely basis could have a material adverse effect on the Company^s future business, financial condition and results of operations.

Summary of Results

DIAB II is a synthesized molecule that has significant hypoglycemic effect in Non-Insulin Dependent Diabetes Mellitus (NIDDM) patients. Animal tests and clinical trials have shown that this product increases the binding and internalization of insulin in peripheral cells. DIAB II is a promising new product for NIDDM therapy, especially for those with IGT and mild/medium NIDDM (<230 mg/dL, or <13 mmole/L).

The results of the clinical trials were positive, achieving a high patient satisfaction rate and successfully reducing the clinical symptoms and signs of diabetes. The dosage form utilized was successful, and the product has been approved for use as a drug in China, indicated for NIDDM and IGT. The following conclusions were reached by Clinical Trial Centers and approved by the Chinese Government:

  DIAB II reduces the clinical symptoms and signs of diabetes, which include polyuria, polydipsia, polyphagia, and fatigue.

  DIAB II significantly lowers fasting venous plasma glucose levels and significantly improves the 2-hour glucose tolerance in NIDDM patients.

  DIAB II is effective in 87% of the NIDDM patients in the clinical trial.

  DIAB II significantly lowers fasting venous plasma cholesterol and triglyceride levels in NIDDM patients.

  The dosage form of DIAB II is acceptable for clinical uses.

  No adverse side effect was observed in the clinical trials.

This product has also shown significant benefit in combination uses with other oral hypoglycaemics, e.g. sulfonylureas and/or biguanides. When used in combination with current hypoglycaemics, DIAB II is shown to decrease the primary and secondary failure to respond to these other agents, thus significantly improving the overall clinical success rate.

History and Structure of the DIAB II Joint Venture in China

DIAB II was discovered by Dr. Ping Sun as a result of his own research in Canada. In order to obtain the necessary resources to develop DIAB II into a commercial product, Dr. Sun assigned the rights to the product patent to Volkspharm Healthcare, a company of which he is President and a director, which then continued the development of DIAB II in China. The clinical trials required to obtain approval to market DIAB II were conducted and funded in China by North China Xin Xing Pharmaceuticals Co., of China ("Xin Xing"), a company that was controlled by the People^s Army. In the process of the clinical trials, in July 1994, Volkspharm signed a Joint Venture Agreement with Xin Xing to create Volque to develop and market new drugs.

Following completion of the clinical trial process in 1995 and prior to Volque receiving a New Drug Approval Number, Xin Xing, which had not yet met the payment conditions to acquire its shares, withdrew from the Volque Joint Venture Agreement and allowed its interest in Volque to lapse. Anmin Trading, representing certain Chinese management of Volque, received 9% of the share capital of Volque in consideration of work conducted in the organization and monitoring of the clinical trials.

Manufacturing of the Drug

DIAB II is a pressed tablet that is coated and then packaged in a blister-pack form for distribution. In order to safe-guard the proprietary information of the drug, the active ingredient in the drug is manufactured at the Company^s facility in Richmond, British Columbia and then shipped to China for tableting. The tableting and packaging of the drug in China is being undertaken on a contract basis by an unaffiliated manufacturer. There is some risk at this time due to the dependence on a single manufacturer for tablet production, as the manufacturing approval is linked to the manufacturer.

Although the current manufacturer has adequate excess capacity to meet demand in the short term, it is Volque^s intention to acquire an existing validated manufacturing facility in China when financing becomes available in order to place the manufacturing of DIAB II tablets entirely under the control of Volque.

For supply to the potential market for Sucanon tablets in Mexico, Peru and other countries of Latin America, the Company plans to undertake during fiscal 2004 the setting up of a Good Manufacturing Practice ("GMP") facility in the Vancouver area that would be sufficient for carrying out pre-mixing of Sucanon tablet materials and quality control of manufactured tablets. This facility is projected to be in size a maximum of 1000 square feet. Equipment currently owned by the Company would be moved to this location and additional equipment as needed would be added.

Marketing of DIAB II

It is intended that DIAB II will be marketed throughout the world under licenses granted by Volkspharm. Volque has been granted an exclusive license to market DIAB II to all Asia Countries. Allburg has been granted an exclusive license to market DIAB II to all countries other than Asia Countries. Allburg must sub-license these rights, and the sub-license may only be granted to companies that are at least 50% owned by the Company or its subsidiaries.

DIAB II is an oral hypoglycemic that requires a doctor^s prescription. Prescriptions are filled through a pharmacy or through a hospital. Pricing of the drug has been established so that it is affordable for the majority of the urban population.

The primary market for DIAB II is IGT and mild-medium NIDDM patients. At present, dietary therapy is the primary recommended regimen for IGT sufferers.

That regimen involves the close monitoring of a patient^s diet to reduce calorie intake in order to decrease blood sugar (glucose) levels. However, complications arise due to the difficulty in monitoring the patient^s diet in order to achieve satisfactory blood sugar, nutrient and energy levels; similarly, as IGT and NIDDM severity increases, the treatment has decreased effectiveness.

DIAB II has been tested successfully as an alternative to dietary therapy in treating IGT and mild-medium NIDDM patients, as it not only provides control of blood sugar levels but also gives patients a feeling of well being and enhances the metabolism of sugar at the cellular level.

In Mexico, where regulatory approval is expected during fiscal 2004, and in Peru, where regulatory approval has been received, marketing of Sucanon (DIAB II) is expected to be carried out by marketing companies which are unrelated to the Company.

The Market in China and Asia Countries

Volque^s Articles provide that it is the Company^s objective to attain a ratio of 30/70 between sales inside and outside of China. Although this objective is currently not achievable due to the necessity for approvals to be obtained for Asia Countries other than China, the management of Volque expect that long-run sales ratios will achieve a 70% export ratio. This 30/70 objective was incorporated in the joint venture in order to take advantage of preferential tax treatment afforded export companies under Chinese law. In 1994, "Export Oriented" enterprises received a 50% tax reduction of their Chinese tax liabilities in any year in which they exported 70% or more of their total production value. The tax law has been modified since that time and consequently this tax treatment is no longer available. As this 30/70 is still a long-term objective of Volque, the articles have not been revised.

Management of Volque believes that China, with a population in excess of 1.2 billion people and World Health Organization estimates of 50 million people with Type II diabetes, offers significant potential for the drug. China is the first country where Volque has received approval to sell DIAB II and in December, 1996, sales of DIAB II started in China. DIAB II has been marketed in China using Chinese drug distributors. However, sales growth has not been as strong as projected and Volque^s management is reviewing the possibility of entering into a co-marketing agreement with a multi-national pharmaceutical company that has stronger distribution channels in China.

In September, 1998 Volque filed an application to have DIAB II re-categorized from a "new" to an "existing" drug, which is part of the qualification process for getting DIAB II onto the "Basic Drug List" in China. The approval has been delayed with the Chinese government reorganization of its health department. Drugs that are on the "Basic Drug List" qualify for reimbursement from the government. At the present time individuals must pay for the drug themselves. Management of the Company believe that inclusion on the "Basic Drug List" will have a substantial impact on sales revenues in China.

Sale of DIAB II Outside of Asia Countries

Allburg may grant the rights to sell DIAB II outside of Asia Countries, but only to companies in which the Company owns at least a 50% interest. The name DIAB II has been trademarked for the marketing of DIAB II in North America. The Company has initially prepared the active ingredient for the drug and shipped it to China. Tableting has occurred in China.

During the 2003 Fiscal Year, the Company discontinued its lotions and creams operations and therewith discontinued its access to the infrastructure it had constructed, at the creams and lotions site, for use for powder mixing and quality control of DIAB II (also known as "Sucanon") tablets. The Company now intends to locate a suitable space where equipment specifically related to Sucanon tablet manufacture can be installed, including equipment retained by the Company when the lotions and creams operations was discontinued. The Company^s intention is to locate such space during the third quarter of the 2004 fiscal year. Such facilities, once set up, will be used for pre-mixing of Sucanon powder for supply to tableters. Tableting for the Mexico and Peru markets - the Company^s first markets outside China --- is expected to be carried out by a tableter in Mexico.

Company Highlights of Fiscal 2003

The following are highlights of the Company^s business during fiscal 2003:

  May 16, 2002 - Biotech Holdings filed with the TSX Venture Exchange for acceptance of a private placement of $375,000 at 7.5 cents per share; the TSX Venture exchange approved a private placement of $100,000 at 5 cents per share.
  October 24, 2002 - Biotech Holdings announced that it had launched two lines in the lotions and creams category, "Larisse" and "Feelgood"
  November 12, 2002 - Biotech announced that the Company had issued two million common shares at $.10 per share in settlement of $200,000 in trade debt;
  December 6, 2002 - The Company announced filing with the TSX Venture Exchange for granting of a total of 1,315,000 options for directors, officers, employees and consultants of the company, subsequently approved by the TSX Venture Exchange.
  December 12, 2002 - The Company announced intention to file under creditor protection legislation.
  March 25, 2003 - The Company announced that the President of Biotech Holdings had met with regulators in Mexico and had provided follow-up information regarding DIAB II (Sucanon) studies, as well as particulars regarding two U.S. patents, issued to the President of Biotech, relating to combination therapy of diabetes involving insulin-sensitizing drugs such as Sucanon.

Subsequent to the year-end, the Company completed the reorganization of its business by discontinuing its lotions and creams operation and coming to an agreement to sell related equipment, so that the focus of the Company shifted entirely to marketing of the Sucanon (DIAB II) diabetes product. The Company received notification July 30, 2003 from its Licensee in Mexico that Mexican regulatory authorities were proceeding with approving Sucanon for sale in the Mexico market. The Company further announced on September 8, 2003 that label language for Sucanon in Mexico had been finalized with regulatory authorities.

Research & Development - DIAB II

Research expenditures are expensed in the year in which they are incurred. During fiscal 2003 the company expensed $48,671 (2002 - $178,917 and 2001 - $92,668) in drug related research costs.

It is the Company^s policy to defer all costs that relate to the development of new products where management is satisfied as to the technological, commercial and financial viability of individual products. These costs are amortized on a straight-line basis over a five year period.

During the past three fiscal years the Company has capitalized the following amounts to Deferred Development costs:

Fiscal 2003 Fiscal 2002 Fiscal 2001	$ nil $ nil $ nil

During the last four fiscal years, the emphasis of the Company has been on re-financing to support the manufacturing and marketing of DIAB II. Laboratory staff have continued with research, the costs of which are expensed in the year in accordance with Company policy. Research on DIAB II was conducted in Canada up to the 1994 fiscal year. Following that time the balance of clinical trial work was completed in China through Volque and, therefore, the cost of that work is not reflected in the Company^s statements. During the 1997 fiscal year the company capitalized costs related to obtaining the approval to manufacture and market DIAB II in China as well as the costs associated with developing a licensee for the North American and European markets. Subsequent to 1997, there were no significant costs relating to drug development in China.

During the 2003 fiscal year, there were no expenditures related to research and development. The Company intends to undertake during the 2004 fiscal year an open-label study of Sucanon in Mexico, as described in the Company^s news release of July 24, 2003.

Patents and Proprietary Information

The Company, itself and through Volque, pursues a policy of seeking patent protection for the valuable patentable subject matter of its proprietary technology. The Company believes that patent and trade secret protection is important in its business, and that its success will depend, in part, on its ability to obtain and enforce strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others. Volkspharm has patent applications pending in Canada on DIAB II for which the Company, through Allburg (see "Associated Company" above), has been granted exclusive licensing rights to countries other than Asia Countries. See Exhibit 3.8 "Assignment of 50% Interest Rights" of the Company^s Registration Statement (previously filed with the March 31, 1996 Form 20F). The Company has been assigned the rights for patents pending in Canada on certain personal care products.

No assurance can be given that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect the Company^s technology. In addition, no assurance can be given that patents issued or licensed by the Company will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. The commercial success of the Company will also depend in part on the Company or any of its affiliates not infringing patents or proprietary rights of others and not breaching the licenses granted to the Company.

Although the Company is presently unaware of the need for or risk of any such action, litigation, which could result in substantial cost to the Company, may also be necessary to enforce any patents issued to the Company and/or Volkspharm or to determine the scope and validity of other parties^ proprietary rights, which may affect the Company^s products and technology. If the outcome of any such litigation is adverse to the Company, the Company^s business could be materially affected. To determine the priority of invention, the Company and/or Volkspharm may also have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost to the Company.

Patent protection is provided in the People^s Republic of China "PRC" through the Patent Law of the People^s Republic of China of 1984 ("PRC Patent Law"). For a discussion of the differences between U.S. and PRC patent law, please refer to the Company^s Registration Statement previously filed with the March 31, 1996 Form 20F.

There has been, and the Company believes that there may be in the future, significant litigation in the industry regarding patent and other intellectual property rights and that, if the Company becomes involved in such litigation, it could consume substantial resources. Significant legal issues frequently arise regarding the extent to which patent protection is afforded in the pharmaceutical field. The Company, therefore, also relies upon trade secrets, know-how, and continuing technological advancement to develop and maintain its competitive position. Disclosure and use of the Company^s know-how is generally controlled in part under confidentiality agreements with the parties involved. In addition, the Company has confidentiality agreements or non-disclosure agreements with certain of its key employees, consultants, officers and directors. There can be no assurance, however, that all confidentiality agreements will be honored, that others will not independently develop equivalent technology, that disputes will not arise as to ownership of intellectual property, or that disclosure of the Company^s trade secrets will not occur. Furthermore, there can be no assurance that others have not obtained or will not obtain patent protection that will exclude the Company from using its trade secrets and confidential information. Non-disclosure or confidentiality agreements would be difficult and expensive to enforce, and may not be upheld by the courts, especially those of foreign nations. Inability to protect any patents or enforce its non-disclosure or confidentiality agreements, especially in foreign countries where much of the Company^s business may be established, could enable others to take advantage of the Company^s technology without compensation, causing it substantial economic loss.

The Company believes its competitive position in the diabetes therapy market has some strengths. The Company^s Sucanon (DIAB II) product is clinically effective and may have fewer side effects than competing products as a diabetes monotherapy.. In addition, Sucanon may also be an effective combination therapy. The President of the Company received, during calendar year 2000, two U.S. patents covering use of an insulin-sensitizing drug in a combination with a standard therapy for Type II Diabetes. These rights, as they pertain to Sucanon, were assigned to the Company in December 2001.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by the Company^s competitors will not be more effective, or be more effectively marketed and sold, than any that may be developed by the Company. Competitive products may render the Company^s products obsolete and non-competitive prior to the Company^s recovering research, development or commercialization expenses incurred with respect to any such products. The Company^s competitors include major pharmaceutical, diagnostic, chemical and biotechnology companies, many of which have financial, technical, and marketing resources significantly greater than those of the Company. Many of the Company^s existing or potential competitors, particularly large pharmaceutical companies, also have significantly greater experience than the Company in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining FDA and other regulatory approvals, and manufacturing and marketing such products. Accordingly, the Company^s competitors may succeed in commercializing products more rapidly or effectively than the Company, which could have a material adverse affect on the Company^s business, financial condition or results of operations.

In addition, many biotechnology companies have formed collaborations with large, established pharmaceutical companies to support research, development and commercialization of products that may be competitive with those of the Company. Academic institutions, government agencies and other public and private research organizations are also conducting research and seeking patent protection and may commercialize products on their own or through joint ventures. The Company is aware of certain products manufactured or under development by competitors that are used for the detection or treatment of diabetes, the markets which the Company has targeted for product commercialization. The existence of these products, or other products or treatments of which the Company is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by the Company.

Many pharmaceutical and biotechnology companies, alone and in collaboration with larger pharmaceutical companies, have developed and are marketing, or are developing, various products for the treatment of diabetes.

There are three basic classes of existing drugs for the treatment of NIDDM: sulfonylureas, biguanides and insulin sensitizers. Acarbose is being marketed at the present as a fourth class; however, for the purposes of this document it will be considered as similar to the biguanides. The primary mechanism of the sulfonylurea group of drugs is to stimulate increased insulin production from the pancreas in an attempt to enhance glucose utilization. The biguanide and acarbose group of drugs in general act to decrease glucose absorption in the digestive tract. By comparison the insulin sensitizers act to re-sensitize the cell membrane to enhance the uptake of glucose. Some drugs frequently described as biguanides, such as metformin, also have significant insulin-sensitizing characteristics and can also be classified as insulin-sensitizers.

Other than biguanides with insulin-sensitizing action, there are, in addition to DIAB II, only two insulin sensitizers which currently have regulatory approval anywhere in the world; a third one, troglitazone (brand name "Rezulin") was withdrawn from the market world-wide due to concerns regarding liver toxicity. Leaving asides the biguanides with insulin-sensitizing action and DIAB II, the existing insulin-sensitizers are all in the glitazone or TZD (thiazolidinendione) class and are generally described as peroxisome proliferator-activated receptor agonists ("PPAR agonists"). The main action of these agents is to enhance glucose uptake by peripheral cells. The activity of PPAR^s is believed to be strongest in white fat tissue. The "glitazones" have a number of side-effects reported during the trial process including increased liver dysfunction and weight gain.

The mechanism of action of DIAB II on the other hand as an insulin sensitizer is to enhance the binding of insulin to the receptor sites primarily in muscle cells, increasing the sensitivity of such cells to insulin. This increased sensitivity results in enhanced absorption and consequently, utilization of glucose in the muscle cells.

All drugs in these classes have been shown to be effective in resolving the medical condition of high blood sugar levels; however, there is a considerable variance amongst the drug classes in the degree of side effects experienced and the long term efficacy in all patients. It is intended that DIAB II will be marketed based on the benign nature of the drug as well as the subjective benefits associated with the increased utilization of glucose experienced during DIAB II usage.

The management of Volque estimates that in China the highest market segment that is currently under drug therapy is the mild-medium NIDDM (140-230 mg/dL serum glucose). Generally, sulfonylureas and biguanides are prescribed to NIDDM patients with serum blood glucose levels above 140 mg/dL only after dietary regimens fail to control the condition. Diabetes Mellitus is a prolonged disease, and it is clinically difficult to administer sulfonylureas for too long a period. The difficulties for long term use arise from a wide variety of side-effects and drug resistance.

For DIAB II, an important factor in competition may be the timing of market introduction of the Company^s or competitors^ products. Accordingly, the relative speed with which the Company^s competitors can develop products, complete the clinical trials and approval processes, and supply commercial quantities of the product to the market are key factors for competitiveness. The Company^s competition will be determined in part by the potential indications for which the Company^s products receive approval by regulatory authorities. The development by competitors of new treatment methods for diabetes could render the Company^s drug non-competitive or obsolete. The Company expects that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability, price and intellectual property protection.

The Company^s competitive position also depends upon its ability to secure market acceptance for DIAB II. There can be no assurance that DIAB II will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of DIAB II, and the establishment and demonstration of the potential advantages over existing and new treatment methods and reimbursement policies of government and third party payors. There can be no assurance that physicians, patients, payors or the medical community in general will accept and utilize DIAB II. Additionally, the Company^s competitive position depends upon its ability to attract and retain qualified personnel, obtain patent or other proprietary protection, establish collaborative relationships and secure manufacturing.

As noted above in reference to TZD drugs, the principal competitors to Sucanon (DIAB II) for diabetes therapy are "Avandia" from GlaxoSmithKline and "Actos" from Eli Lilly. The Company believes that its Sucanon (DIAB II) product will be able to compete effectively in the marketplace based on studies that have been carried out showing that Sucanon is clinically effective and may have fewer side effects than the competitor drugs.

Government Regulation

Regulation by governmental authorities in Canada, the United States and other countries is a significant factor in the production and marketing of DIAB II and the Company^s ongoing research and development activities. DIAB II has received approval for sale in China. However, manufacturing DIAB II in Canada for export markets requires the establishment of a facility that meets Health Protection Branch validation standards. In the year ended March 31, 2000, the Company received a facilities number from the Canadian Health Protection Branch for the manufacture of pharmaceutical products in its Richmond, B. C. plant. As the process of setting up manufacturing and packaging can be protracted, manufacturing is presently being undertaken in China. Approval has not been received in Canada or the United States to market DIAB II in either of these markets.

The drug approval procedure in China is set out as a guide to the applicant for new drug approval in China. For a discussion of the approval process in China and comparison to the United States, see "Government Regulation" in the Company^s Registration Statement, previously filed with the March 31, 1996 Form 20F.

Pharmaceutical and biological products intended for therapeutic or prophylactic use for humans are governed by the FDA in the United States, by the Health Protection Branch ("HPB") in Canada and by comparable agencies in other countries. For most of these products, the regulations require extensive clinical trials and other testing and government review and final approval prior to marketing the product. This procedure is likely to take a number of years and involves the expenditure of substantial resources. For example, before obtaining regulatory approval for the commercial sale of DIAB II in Canada and the United States, the Company must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious. The results from the Company^s preclinical studies and early clinical trials may not be predictive of results obtained in large-scale clinical trials, and there can be no assurance that the Company^s or its collaborators' clinical trials will demonstrate safety and efficacy even though the results indicating safety and efficacy were achieved in human clinical trials results in China. There can be no assurance that regulatory approval will be received for any countries other than China. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. In addition, government regulations specify standards for manufacturing and marketing pharmaceutical products. Any failure by the Company or its collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals, could adversely affect the marketing of DIAB II and its ability to receive product or royalty revenue. There can be no assurance that DIAB II will be approved by the FDA, HPB or any other government agency on a timely basis, if at all.

Sales of therapeutic products outside Canada and the United States are subject to regulatory requirements that vary widely from country to country. Whether or not FDA or HPB approval has been obtained, final approval of a product by comparable regulatory authorities of other countries must be obtained prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer or shorter than that required by FDA or HPB approval.

In the case of Mexico, the Company was notified in July, 2003, by its Licensee in Mexico, that Mexican regulatory authorities were proceeding with approval of Sucanon for the Mexico market. The Company anticipates receiving formal documentation of this approval in calendar 2003.

International Operations

It is management^s intention that marketing of DIAB II will be conducted through a partnership with either local distributors or through the creation of a strategic alliance with a large multi-national pharmaceutical company. To that end, management of the Company has had preliminary discussions with a number of multi-national corporations. These discussions have involved licensing of the product for distribution in selected areas of the world. The Company has also received a number of enquiries from distribution firms around the world with respect to the licensing of this drug.

Most of the Company^s sales of DIAB II are expected to be made in international markets. The Company will require regulatory approval prior to undertaking sales activity in a particular country, and at present such approval has been obtained only in China. See "Sale of DIAB II Outside of Asia Countries", above. Sales of DIAB II in international markets are subject to certain risks common to such sales, including government regulation, export and import license requirements, risks of tariffs or trade barriers and political and economic instability. There can be no assurance that these risks will not materially adversely affect the Company in the future.

The Company expects to price sales of its products in the currency of the country in which it is sold. Accordingly, the prices of its products in Canadian dollars will vary as the value of the Canadian dollar fluctuates against such local currencies. In addition, any royalty payments to be made to the Company will be made as a percentage of sales denominated in the currency of the country where sales are made. There can be no assurance that there will not be increases in the value of the Canadian dollar against such currencies, reducing the Canadian dollar return to the Company on the sales of its products. Furthermore, there can be no assurance that significant fluctuations in foreign currency values will not occur that will create sufficient differences in the relative prices of the products in different countries, such that the Company will find it necessary to reduce its prices in certain local currencies in order to bring the relative cost of its products into line. Although the Company may seek to implement hedging techniques with respect to its foreign currency transactions in the future, it does not currently do so, and there can be no assurance that such techniques, if employed, would be successful.

The Company expects a significant portion of its revenue and operational income to result from sales of DIAB II in China, and Volque^s Articles state that its marketing in China and in foreign markets will progressively attain a 30/70 ratio. In addition, the Company is currently using a third party contractor in China to mix, tablet and package DIAB II for distribution in China and some surrounding countries. It is management^s intention to continue to produce the active ingredient in DIAB II at its production facility in Richmond, British Columbia, Canada, to minimize the risk of "pirating" of the formulation.

Volque anticipates claiming certain benefits under The Income Tax Law of the People^s Republic of China for Enterprises with Foreign Investments and Foreign Enterprises. Under that law, Volque will not pay income tax for the first two years starting with the first year that Volque is profitable after writing off all accumulated losses, and thereafter, will pay one-half of the regular rate (ie 16.5% rather than 33%) for an additional three years. However, there is no assurance that this preferential tax status may not be withdrawn or reduced, adversely affecting the net income and cash flows to the Company.

As a shareholder of Volque, the Company is entitled to share in distributions of dividend income. In accordance with the agreement to purchase 40% of Volque, Volque is required to pay to its shareholders, in the form of dividends, a minimum of 25% of annual net profits less any "impairment of the working capital" of Volque. "Working capital impairments are considered to be the amount by which current liabilities exceed current assets plus approved capital expenditures less financing costs of the approved capital expenditures."

Dividends paid to foreign investors from an enterprise with foreign investment are exempt from income tax in China. Dividends received by the Company are considered to be normal business income in Canada.

In Mexico, where the Company is planning to initiate sales of Sucanon (DIAB II) in fiscal 2004, marketing of DIAB II under the trade name Sucanon will be carried out by one or more Mexican sales groups at arms length to Biotech Holdings. The company plans to focus strictly on co-ordinating the supply of Sucanon to the market in Mexico, Peru and other countries and will not be directly involved the sales and marketing operations in these countries.

Pharmaceutical Pricing and Reimbursement

The business and financial condition of pharmaceutical and biotechnology companies will continue to be affected by the efforts of governments and third-party payors to contain or reduce the costs of healthcare through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. The Ministry of Health in China has established a maximum selling price for DIAB II of 120 Yuan (approximate equivalent of $20 Cdn.) for a one month supply of the drug. This price level is comparable to existing competitive products.

At the present time, the government in China maintains a "Basic Drug List" of drugs which are eligible for reimbursement. In September, 1998 Volque applied to have DIAB II re-categorized, which is a qualification process for getting DIAB II onto the "Basic Drug List". Management of Volque expected this process to take approximately four months, but, due to government delays and the reorganization of China^s health department, this process has taken longer than anticipated. Although the Company is not aware of any intention of the government to change its medical plan at this time, there is some risk that changes to government policy may cause a smaller percentage of the population to be under a medical plan and, therefore, be unable to afford to purchase the drug as the current poverty line in China is 180 Yuan per month. The government-owned company medical plans will reimburse employees for 120 Yuan, the government approved price.

In the United States and Canada there have been, and the Company expects there will continue to be, a number of federal and state or provincial proposals to implement similar government price control. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. While the Company cannot predict whether such legislative or regulatory proposals will be adopted or the effects of such proposals or managed care efforts on its business, the announcement of such proposals and the adoption of such proposals or efforts could have a material adverse affect on the Company^s business and financial condition. Further, to the extent such proposals or efforts have a material adverse effect on other pharmaceutical companies that are prospective corporate partners for the Company, the Company^s ability to establish a strategic alliance may be adversely affected. In addition, in Canada and the United States and elsewhere, sales of prescription pharmaceuticals are dependent, in part, on the availability to the consumer of third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. To the extent that the Company succeeds in bringing products to market, there can be no assurance that these products will be considered cost-effective and that reimbursement to consumers will be available or will be sufficient to allow the Company to sell its products on a competitive basis.

In Mexico, where the Company is planning to introduce the Sucanon (DIAB II) diabetes product in fiscal 2004, sales will be conducted by one or more Mexican sales groups. Sales by such groups may include sales that are reimbursed, wholly or in part, by private or government health plans.

Product Liability

The use of any of the Company^s products in clinical trials, and the sale of any approved products, may expose the Company to liability claims resulting from the use of its products. These claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling such products. The Company currently has liability insurance which includes all products sold by the Company in Canada and the United States. The Company^s product liability insurance does not cover liability claims with respect to clinical trial products or for any product sold by Volque. There can be no assurance that the Company will be able to obtain or maintain sufficient, commercially reasonable product liability insurance for any products approved for marketing. A product liability claim brought against the Company could have a material adverse effect on its business, financial condition or results of operations.

C. Organizational Structure

The following table provides details of the Company^s significant subsidiaries:
			Percent	Proportion
		Percent	of Direct	of Voting
	Country of	of Direct	& Indirect	Power
Subsidiary Name	Incorporation	Ownership	Ownership

Biotech Laboratories Inc.	Canada	100.0%	100.0%	100.0%
Biotech Holdings Inc.	Canada	100.0%	100.0%	100.0%
34201 B.C. Ltd	Canada	100.0%	100.0%	100.0%
Volkspharm Healthcare Incorporated	Canada	0.0%	37.5%	50.0%
Volque Pharmaceutical Company Ltd. Smith Roth Pharmaceutical, Inc.	China Barbados	40.0% 75.0%	59.1% 75.0%	59.1% 75.0%

D. Description of Property

Manufacturing Facility

In the process begun during the year and concluded subsequent to the year-end, the Company disposed of its manufacturing facilities. The Company is currently seeking a new location, totaling less than 1,000 square feet, for housing equipment and facilities for GMP production of pre-mix powder for Sucanon (DIAB II), which is at present the Company^s sole product.

The equipment in the former manufacturing facility has been sold to an unrelated company which has assumed the lease at the facility. As this equipment is paid for by the purchaser, those amounts will be deducted from the total outstanding debts of the Company.

There are a number of long term notes payable issued which have been collateralized by the assets of this facility totaling approximately $2.7 million (2002: $2.7 million). (See Notes 10 and 11 of the Consolidated Financial statements attached.)

Laboratory

The Company is currently seeking a location for re-establishing its laboratory facility, specifically for the purpose of carrying-out pre-mixing and quality-controlling production of Sucanon. The space sought by the Company would be relatively small, likely less than 1000 square feet, sufficient for pre-mixing and quality-control operations for Sucanon (DIAB II).

Tableting, Filling and Packaging

When the Company discontinued its lotions and creams operation in fiscal 2003, the Company retained critical pieces of equipment for manufacture of DIAB II pre-mix powder and for quality control of ingredients and the final product. This equipment, plus any additional equipment needed for production of DIAB II (Sucanon) pre-mix in quantities sufficient for the initial requirements of the Mexico and Peru markets, is planned to be set up in a small new pre-mix facility in the Vancouver, BC area in the course of fiscal 2004.

Sales and Administration Office

The sales and administration office is a 2,600 square foot leased premises located in Richmond, BC, a suburb of Vancouver. The use of this office is expected to be meet the Company^s requirements at least for the next three years.

Item 5 Operating and Financial Review and Prospects

A. Operating Results

US Generally Accepted Accounting Principles

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Differences with generally accepted accounting principles in the United States ("U.S. GAAP"), are set forth in Note 22 to the Consolidated Financial Statements of the Company (Item 17 of this Form 20F). Some accounting policies have a significant impact on the amounts reported in these financial statements. The Consolidated Financial Statements includes a section describing the Company^s significant accounting policies

Year Ended March 31, 2003 Compared

With Year Ended March 31, 2002

On December 12, 2002, the Company filed a proposal under federal creditor protection legislation in Canada. The purpose of the filing of the proposal was to protect the interests of all stakeholders of the Company from an action taken by the landlord of Laboratories. The lease of the plant was in the Company^s name. The landlord in question undertook to seize Laboratories assets and the filing of the proposal prevented the landlord^s seizure from continuing.

The operations of the Company^s subsidiary for the development, manufacture and distribution of lotions and creams were discontinued during the year. This discontinuation was based on a management decision that the subsidiary had limited prospects for developing profitable operations in the near future. With this change, the Consolidated Statements of Operations were revised for the current and prior years with sales and expenses from these operations being disclosed as a single line item below the Loss from continuing operations. The write-down of assets resulting from this discontinuation are also separately disclosed as a single line item below the Loss from continuing operations.

As a result of the above change in disclosure, Sales were reduced to only include DIAB II sales from Volque, the Chinese operations. DIAB II sales in 2003 were $9,731 which was significantly less than the $49,981 in sales from the prior year. The gross profit from these operations were $ (30,403) due to a decision to increase the $35,684 provision for slow moving inventory. The Chinese affiliate is maintaining a presence in China with growth expected when the Chinese Government allows the drug to be distributed under their national health program.

Operating expenses decreased from $1,924,591 to $1,557,801 ($366,790 or 19.1%). Amortization expense was decreased by $169,981 due to certain assets being fully amortized during the year. General and Administrative expenses, which is included in the operating expenses, decreased from $423,526 to $360,403 ($63,123 or 14.9%).

The net loss from continuing operations for the year was $1,588,204 a 19% decrease from the $1,960,624 loss in 2002. Operating expenses included $759,226 (2002: $929,207) amortization expenses. As a result, the continuing operations used $828,978 (2002: $1,031,417) in cash in the year.

The provision for doubtful accounts was decreased from $55,000 in 2002 to 33,137 in 2003 due to collections of accounts previously provided for. There was no bad debts expense in 2003.

Progress is being made with partnering and regulatory applications for DIAB II in markets outside China is encouraging. A regulatory application for DIAB II (also known as Sucanon in Latin America) approval was made in Peru in December, 2000 and in Mexico in September, 2001, in each case involving a local pharmaceutical company as a partner. In November, 2001 approval was received from Peru. In July, 2003, the Company received notification through its Licensee in Mexico City, that the drug meets the requirements for sale in Mexico. Negotiations are continuing in Mexico regarding production, sales and marketing of the drug for the diabetic and related markets in Mexico and Peru, as well as other Latin American markets where the Company has distributors in place.

As the Company has consistently had net losses and negative cash flow from its operations, the Company has had to raise funds regularly to meet its cash requirements. The Company has maintained its cash flow through its Note-holders and through private placements. Subsequent to March 31, 2003, the following events occurred:

    Approved Proposal to Creditors:

    On May 21, 2003, the Company^s primary operating subsidiary, Biotech Laboratories Inc., as well as the Company, received approval from the Supreme Court of British Columbia in the matter of two proposals regarding its creditors pursuant to the Bankruptcy and Insolvency Act of Canada. These proposals, accepted by the required majority of creditors, allows for the operating subsidiary to maintain operations and generate funds from those operations to pay a portion of its pre-proposal liabilities. For Biotech Laboratories Inc., secured creditors, all being related parties, claimed $9,808,057 of which the net value of the security was estimated to be $568,096. Unsecured creditors claimed $9,605,170, which included $9,239,961 unsecured debt by secured creditors. For the Company, all being related parties, claimed $2,702,961. Unsecured creditors claimed $153,560. Under the proposal, preferred creditors shall be paid in full in priority to all claims of unsecured creditors. Provision for payment of claims of unsecured creditors shall be made in the lesser amount of 10% and $25,000 on each day, which is one year, one year six months and two years, respectively, after the end of the month of court ratification. The proposals also allow the companies to provide ongoing business to its suppliers. Creditors of the subsidiary after the filing of the proposal will be paid in full, in priority to preferred and general unsecured creditors.

    Sale of Plant Equipment

On August 1, 2003 the lessee of the plant equipment (see Note 20 - Discontinued Operations, above) exercised its option to purchase the laboratory and production equipment of Biotech Laboratories Inc. for $1,500,000, payment to be made monthly beginning August 1, 2003 for 120 equal monthly payments of $14,421, including interest at 3% per year, calculated monthly.

Further, on August 1, 2003, this Subsidiary assigned all funds due to it under the sale of plant equipment, to a related party having a registered charge against the equipment.

    Issuance of Series I Convertible Preferred Shares

In August 2003, the Rieveley Family Trust reduced the notes by $1,380,691 through the exercising warrants to purchase 13,806,907 Series I Convertible Preferred Shares at $0.10 each. Each convertible preferred share are voting, have an 8% cumulative cash dividend and are convertible into common shares on a 1:1 basis.

Management believes it is highly probable that it will continue to meet its current cash requirements through debt and equity financing.

Year Ended March 31, 2002 Compared

With Year Ended March 31, 2001

With the discontinuation of the operations of the Company^s subsidiary for the development, manufacture and distribution of lotions and creams in fiscal year ended March 31, 2003, the Consolidated Statements of Operations were revised to reflect the results from these operations being disclosed as a single line item below the Loss from continuing operations. Sales information from the discontinued operations are disclosed in Note 17 - Segmented Information. The loss from the discontinued operations was $1,397,940 which was a 4.4% improvement over the $1,463,399 loss incurred during the fiscal year ended March 31, 2001.

Sales volume of the Type II Diabetes drug in China decreased from $75,019 in 2001 to $49,981 in 2002. The Chinese affiliate is maintaining a presence in China with growth expected when the Chinese Government allows the drug to be distributed under their national health program. Gross profit was negative in 2002 due to a decision by management to provide $60,000 for slow-moving inventory.

Operating expenses from continuing operations increased from $1,625,741 to $1,960,624 ($334,883 or 20.5%). Amortization expense was increased by $273,981 due to the full years amortization of the Company^s purchase of the additional 25% interest in the non-Asian manufacturing and marketing rights of DIAB II in December 2000. General and Administrative expenses, which is included in the operating expenses, decreased from $491,862 to $423,526.

The net loss from continuing operations for the year was $1,960,624 a $385,735 (24.5%) increase over the $1,574,889 in 2001. Operating expenses included $929,207 (2001: $655,226) amortization expenses. As a result, the operations used $1,031,417 (2001: $919,663) in cash in the year.

The provision for doubtful accounts was increased from $45,000 in 2001 to $55,000 in 2002. The bad debts expense in 2002 was $10,000.

As the Company has consistently had net losses and negative cash flow from its operations, the Company has had to raise funds regularly to meet its cash requirements. The Company has maintained its cash flow through its Note-holders and through private placements. Subsequent to March 31, 2002, the Note-holders extended the due date of the notes with the Company by issuing preferred share warrants. Management believes it is highly probable that it will continue to meet its current cash requirements through debt and equity financing.

Foreign Currency Fluctuations

The Company^s main source of revenues and purchases are from the Canada and the United States. The Canadian dollar has not been subjected to wide fluctuations when compared to the US dollar. As a result, foreign exchange has not had a material effect on the Company^s operations.

Legal Proceedings

On December 12, 2002, the Company filed a proposal under federal creditor protection legislation in Canada. The purpose of the filing of the proposal was to protect the interests of all stakeholders of the Company from an action taken by the landlord of Laboratories. The lease of the plant was in the Company^s name. The landlord in question undertook to seize Laboratories assets and the filing of the proposal prevented the landlord^s seizure from continuing.

On May 21, 2003, both the Company and Laboratories received approval from the Supreme Court of British Columbia in the matter of two proposals regarding its creditors pursuant to the Bankruptcy and Insolvency Act of Canada. These proposals, accepted by the required majority of creditors, allows for the operating subsidiary to maintain operations and generate funds from those operations to pay a portion of its pre-proposal liabilities. Under the proposal, preferred creditors shall be paid in full in priority to all claims of unsecured creditors. Provision for payment of claims of unsecured creditors shall be made in the lesser amount of 10% and $25,000 on each day, which is one year, one year six months and two years, respectively, after the end of the month of court ratification. The proposals also allow the companies to provide ongoing business to its suppliers. Creditors of the subsidiary after the filing of the proposal will be paid in full, in priority to preferred and general unsecured creditors.

The Company is the subject of legal disputes arising from the normal course of business. In 1998, Cheron Holdings Ltd., one of Holdings^ previous suppliers, filed a claim against Biotech Holdings Inc. in B.C. Supreme Court, Kamloops Division, for $711,000 which exceeds the payable amount on Holdings^ books by approximately $250,000. This supplier is claiming non-payment of outstanding amounts. Management has issued a $1 million counter claim to this suit. On September 11, 1998 Holdings sold the operational assets to Biotech Laboratories Inc., another subsidiary of Biotech, in exchange for the assumption of $2,000,000 in collateralized debts on the books of Holdings. This action was taken in order to continue operations until settlement of both the claim and the counter suit. The operations of Holdings are now being carried on by Laboratories. The outcome of the legal disputes is not determinable; however, in the opinion of management, they would not have a material adverse financial impact on the Company. There has been no legal activity on this claim since the filing of the Company^s $1 million counter claim.

Governmental, Economic, Fiscal and Political Influences

There have not been any of the above influences that affected the operations of the Company in the past. Canada is an original partner in the North American Free Trade Agreement (NAFTA) and as a result enjoys the economic benefits that this agreement provides.

B. Liquidity and Capital Resources

As referred to previously, the Company has incurred operating losses in each of the last three fiscal years and has an accumulated deficit of $23,744,960 and a Shareholders^ Deficiency of $1,875,162 at March 31, 2003. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise equity capital on a private-placement basis and debt to finance the operations and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance its operations until such time as the Company^s operations are self-sustaining.

During the year ended March 31, 2003, the Company raised financing through the issuance of notes payable ($562,101 (2002: $1,619,659)); Issued common shares through a private placement ($100,000 (2002: $80,000)); and settled notes payable through the issuance of shares ($200,000 (2001: $1,237,500)).

The 2002 operating activities of the Company used $693,974 in cash (2002: $1,698,358). The Company purchased capital assets at a cost of $1,212. Financing Activities provided $662,101 in cash (2002: $1,685,921). Cash declined from $50,696 to $17,611.

Commitments for Capital Expenditures

The Company has not made any material commitments for capital expenditures during the year or during the subsequent interim period.

  Research and Development

Research expenditures are expensed in the year in which they are incurred. During fiscal 2003 the company expensed $48,671 (2002 - $178,917 and 2001 - $92,668) in drug related research costs. (See Note 18 to the Consolidated Financial Statements).

It is the Company^s policy to defer all costs that relate to the development of new products where management is satisfied as to the technological, commercial and financial viability of individual products. Unamortized costs are amortized on a straight-line basis over a five year period.

During the past three fiscal years the Company did not capitalize any amounts to Deferred Development costs:

During the last four fiscal years, the emphasis of the Company has been on re-financing to support the manufacturing and marketing of DIAB II. Laboratory staff have continued with research, the costs of which are expensed in the year in accordance with Company policy. Research on DIAB II was conducted in Canada up to the 1994 fiscal year. Following that time the balance of clinical trial work was completed in China through Volque and, therefore, the cost of that work is not reflected in the Company^s statements. During the 1997 fiscal year the company capitalized costs related to obtaining the approval to manufacture and market DIAB II in China as well as the costs associated with developing a licensee for the North American and European markets. Subsequent to 1997, there were no significant costs relating to drug development in China.

D. Trend Information

The Company discontinued its creams and lotions operations as of March 31, 2003 but maintained two of its customers for suncare products and completed its final shipments to these customers by August 1, 2003. No further activity is currently planned regarding any lotions and creams products.

With the cessation of creams and lotions related activity, the Company significantly reduced its fixed monthly overhead, from a level of approximately $150,000 per month in the second quarter of fiscal 2003 to a level of approximately $40,000 per month in the second quarter of fiscal 2004.

The Company intends to maintain fixed monthly overhead towards the lower end of this range during the balance of the 2004 fiscal year, while focusing strictly on advancing Sucanon (DIAB II) production and marketing for markets in Latin America. Maintenance of overhead at these relatively low levels is expected to be achieved by limiting any expansion of head-office overhead and sub-contracting sales and marketing to arms^ length companies in the Latin American markets where Sucanon is planned to be launched.

Mexico is a significant pharmaceutical market, the eighth largest in the world. The Mexico and Peru markets together comprise approximately 150 million people, with a higher prevalence of Type II Diabetes than in North America. Given that sales in these markets are projected to have relatively high profit margins for the Company, entry into these markets would be likely to have a significantly positive effect on the Company^s revenues. Furthermore, if and when approval in Mexico is received, the Company plans to submit essentially the same regulatory application package in a number of other Latin American countries where the Company has distribution agreements, specifically, Chile, Argentina, Venezuela and Colombia.

Item 6 Directors, Senior Management and Employees

  Directors , senior management and key employees

The following is a list of the current directors, senior officers and key employees of the Company, their municipalities of residence, their current position with the Company and their principal occupations during the past five years:

Name and Municipality of Residence

Robert B. Rieveley

Vancouver, BC

Johan de Rooy, FCA

Vancouver, BC

Dr Geoff Herring

Vancouver, BC

Gale Belding

Vancouver, BC

Cheryl Rieveley

Vancouver, BC

Lorne Brown

Langley, BC

Positions and Offices Held with the Corporation

President and Chief Executive Officer, director and member of the Audit Committee since 1995

Director and Chairman of the Audit Committee since 1998

Scientific advisor to the Company since 1998. Director and member of the Audit Committee since 1999. Member of Medical Advisory Committee

Executive Vice-President and director since 1995

Director since 1995

Chief Financial Officer since June 1999

Principal Occupation

President and Chief Executive Officer of Biotech Holdings Ltd., President of Biotech Laboratories Inc.; Vancouver, BC

Lecturer in the Faculty of Commerce and Business Administration at the University of British Columbia since 1984. He has served as a National Director for the Canadian Cancer Society, as the President of the British Columbia Cancer Agency and as a Member of Council for the Institute of Chartered Accountants of B.C.

Professor of Chemistry at the University of British Columbia since 1982. Dr Herring has over 100 refereed publications and is the author of a textbook on chemistry.

Executive Vice-President of Biotech Holdings Ltd. and Biotech Laboratories Inc.

Treasurer of the Company and RCAR Investments Limited, Vancouver, BC.

Chief Financial Officer for the Company; prior thereto Controller and Director A & A International Industries Inc., Port Coquitlam, BC.

There are no arrangements or understandings between any of the officers or directors of the Company as to their election or employment, and no family relationships other than Robert and Cheryl Rieveley, who are husband and wife.

B. Compensation of Directors and Officers

The Company has three executive officers, Mr. Rieveley, Mrs. Belding and Mr. Brown (since June 1999). See "Directors and Officers of Company" above.

The compensation paid to the Company^s directors, officers and senior management during the fiscal period ended March 31, 2003 was $262,800.

In addition to the foregoing, all of the executive officers of the Company are also entitled to reimbursement of all reasonable business expenses and, from time to time, the grant of stock options (see "Options to Purchase Securities from Company or Subsidiaries - Stock Options", below).

No plan exists, and no amount has been set aside or accrued by the Company or any of its subsidiaries, to provide pension, retirement or similar benefits for directors and officers of the Company, or any of its subsidiaries.

Other than as herein set forth, the Corporation did not pay any additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed, which compensation was not offered on the same terms to all full time employees) during the last fiscal year.

C Board Practices

The directors of the Company are elected by the shareholders at each Annual General Meeting and typically hold office until the next Annual General Meeting at which time they may be re-elected or replaced.

The articles of the Company permit the directors to appoint directors to fill any vacancies that may occur on the board. The articles of the Company also permit the directors to add additional directors to the board between successive Annual General Meetings so long as the number appointed does not exceed by more than one third of the number of directors appointed at the last Annual General Meeting. Individuals appointed as directors to fill vacancies on the board or added as additional directors hold office like any other director until the next Annual General Meeting at which time they may be re-elected or replaced.

Other than receiving stock options from time to time, the directors of the Company are compensated $2,000 per annum for serving as directors (see "Options to Purchase Securities from Company or Subsidiaries - Stock Options").

Apart from the above, the Company does not have any service contracts with any Director or provide any benefits upon termination of employment.

The Company^s audit committee consists of two independent Directors Mr. Johan de Rooy, FCA, Committee Chairman and Dr. Geoff Herring together with Mr. Robert Rieveley, the Company^s President and Chief Executive Officer. The audit committee meets with the Company^s independent auditors annually where the role and responsibilities of both the auditor and the committee are reviewed. The independent Directors also meet with the auditor separately from management to discuss any outstanding issues. The Committee also meets on a quarterly basis to review and discuss the quarterly financial statements. All financial statements are approved by the Committee and their recommendations for approval are passed on to the Board of Directors for final approval.

The Company does not have a remuneration committee. Executive remuneration issues are decided at the full Board level.

D Employees

At March 31, 2003 the Company had 4 (2002 - 23; 2001 - 28) employees in Canada. Temporary employees are periodically required in periods of high volume production. The Company is not unionized.

E Share Ownership

The following is a list of Common Shares held by the directors, officers and employees referred to in Item 6 B. above as at the Company^s record date August 29, 2003:

Directors, Officers and Employees Robert Rieveley, C.E.O. Gale Belding, Director & Exec. V.P. Johan de Rooy, Director Dr. Geoff Herring Cheryl Rieveley Lorne Brown, C.F.O.	Common Shares Held or Controlled 17,022,934 (1) nil 194,834 nil (1) nil	Percent 23.0% 0.0% 0.2% 0.0% 0.0%(1) 0.0%

(1) Shares held directly and indirectly by the Rieveley Family Trust. Robert and Cheryl Rieveley are directors and officers of Biotech Holdings Ltd. They also have a beneficial interest in the Rieveley Family Trust which is owed over $3,000,000 The sale of the plant by Biotech Laboratories Inc. for $1.5 million will be paid to the Rieveley Family Trust to partially retire their secured debt.

The following is a summary of how the outstanding stock options have been allocated amongst the directors, officers and employees of the Company (The directors, officers and employees referred to in Item 6 B. above have been highlighted in bold type):
Grant Date	17-Apr-00	17-Apr-00	14-Nov-00	2-Jan-02	21 Nov 02
Exercise Date	17-Apr-02	17-Apr-03	14 May 01	2-Jun-02	21 Mar 03
Expiry Date	17-Oct-03	17-Oct-04	14-May-03	2-Jan-04	21 May 04	Total
Option Price	$0.88	$0.88	$0.45	$0.32	$0.12

Directors and Officers
Cheryl Rieveley	90,000	90,000			190,000	370,000
Gale Belding	90,000	90,000			190,000	370,000
Johan de Rooy	90,000	90,000			190,000	370,000
Dr Geoff Herring	90,000	90,000		200,000	90,000	470,000
Robert Rieveley	190,000	190,000			290,000	670,000
Lorne Brown	90,000	90,000		100,000	105,000	385,000

Total	640,000	640,000	0	300,000	1,055,000	2,635,000

Consultants
Austin Rand	50,000	50,000		200,000	50,000	350,000
Alberto Figari	50,000	50,000		100,000	90,000	290,000
Dr Francisco Engelke	25,000	25,000				50,000
Mike Yeung	10,000	10,000			10,000	30,000
Dr Guy Morum			100,000			100,000

Total	135,000	135,000	100,000	300,000	150,000	820,000

Grand Total	775,000	775,000	100,000	600,000	1,205,000	3,455,000

There are no arrangements involving the employees in the capital of the company, including any arrangement involving the issue or granting of options or shares or securities of the Company.

Private Placements and Common Share Warrants

During the year ended March 31, 2003, the Company completed with third party investors ("the Investors") a total of $100,000 (2002 - $1,237,500) in private placements for 2,000,000 (2002 - 10,000,000) common shares by settlement of secured debt. The Investors also received 2,000,000 warrants to acquire common shares at $ 0.10 per share, expiring on May 15, 2003. Also during the year ended March 31, 2003, the Company issued 2,000,000 common shares for the reduction of $200,000 in outstanding debt.

Preferred Share Warrants

During the year ended March 31, 2003, the Company granted 10,000,000 warrants at $0.10 per share consideration for extending the due date of notes payable to April 1, 2003. These warrants expire on August 1, 2004. The notes payable were further extended to April 1, 2004 (regulatory approval was granted subsequent to March 31, 2003) with the granting of 3,806,907 warrants at $0.10 per share as consideration for this extension. These warrants expire on June 4, 2004. Each convertible preferred share warrant will entitle the holder to purchase at $0.10, one voting, 8% cumulative, preferred share which is convertible into one common share. (See Note 12 (b) of the accompanying Consolidated Financial Statements for more details of the outstanding preferred share warrants). In August, 2003, these 13,806,907 warrants were exercised by settlement of $1,380,691 in secured debt

Item 7 Major Shareholders and Related Party Transactions

A Major Shareholders

On December 14, 1995, the shareholders of Conserve, now the Company, approved the acquisition of Holdings. Control of the Company changed upon the closing of the share exchange on January 25, 1996 (see Exhibit 3.1 previously filed with the March 31, 1996 Form 20F). With the issuance of 15,000,000 of a total of 18,241,665 common shares, the shareholders of Holdings then held approximately 82% of the issued and outstanding shares of the Company. As at June 30, 2003, the Company had a total of 73,928,130 (2001: 69,928,130) common shares issued and outstanding.

  RCAR is beneficially owned by the Rieveley Family Trust. Mr. Robert B. Rieveley is President and a Director of RCAR. Cheryl Rieveley, the wife of Robert B. Rieveley, is Secretary/Treasurer and a director of RCAR. Mr. Robert Rieveley is President, Chief Executive Officer and a director of the Company. Cheryl Rieveley is a director of the Company.

  During the year ended 2003, the note holders were acquired by the Rieveley Family Trust.

  Listing of persons who are known to be the owners of more than five percent of the common shares of the Company:

				Percent	Percent
Class of Shares		Amount Owned	Percent of	Held in	Held in
			Class	2002	2001

Common	Rieveley Family Trust	17,022,934	23.0%	0.0%	0.0%
	Penne Investment Services Ltd	0	0.0%	12.9%	17.7%
	RCAR Investments Ltd.	0	0.0%	12.6%	14.8%
	Immunis Holdings Corp.	8,613,419	11.7%	12.3%	14.5%
	Wenroth Limited	0	0.0%	4.3%	7.6%

		25,636,353	34.7%	42.1%	54.6%

	Total Outstanding Shares		73,928,130	69,928,130	59,366,332

On August 12, 1999 Penne purchased 6 million common shares at $0.345 per share together with 3,000,000 warrants to acquire common shares at $0.65 per share were expired on August 3, 2002. The total consideration received was $2,070,000.

In March 2001, Penne purchased 4.5 million common shares at $0.165 per share through a private placement together with 4,500,000 warrants to acquire common shares at $0.25 per share expiring December 14, 2002. The total consideration received was $742,500. Penne owned 10,500,000 common shares of the Company as of August 23, 2001 and the abovementioned warrants remain outstanding.

RCAR^s shareholding was 8,788,108 for each of the last 3 years. Its percentage of ownership has been reduced due to increases in the number of outstanding shares. Subsequent to March 31, 2002, the Company extended the due date of $203,085 in notes payable to RCAR by giving as consideration, 406,285 convertible preferred share warrants to the holders of the notes. Each convertible preferred share warrant will entitle the holder to purchase at $0.10 until August 3, 2003, one voting, 8% cumulative, preferred share which is convertible into one common share.

During the year ended March 31, 2003, the note holders were acquired by the Rieveley Family Trust. As a result the share holdings of Penne, Wenroth and RCAR have been consolidated into the holdings of the Rieveley Family Trust.

Immunis Holding Corp.^s shares were acquired through the Company^s acquisition of the additional interests in DIAB II during the year ended March 31, 2001.

The major shareholders of the Company do not have different voting rights in comparison with other shareholders.

U.S Shareholders

The following table indicates the approximate number of registered holders of common shares with United States addresses and the portion and percentage of common shares so held in the United States. On August 22, 2003, 74,078,130 common shares were outstanding.

Total Number Of Registered Holders 230	Number of U.S. Registered Holders 179	Number of Registered Common Shares Held in the U.S. 5,021,746	Percentage of Registered Common Shares Held in the U.S. 6.8%

The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to the Company following inquiry to all record holders known to the trustees, executors, guardians, custodians, or the fiduciaries holding common shares for one or more trusts, estates or accounts. United States residents may beneficially own common shares held of record by non-United States residents.

Control

Except as disclosed above, to the best of the Company^s knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), any foreign government, or by any other natural or legal person(s) severally or jointly. Furthermore, the company is not aware of any arrangements for the change of control of the Company or subsequent arrangements that would result in a change of its control.

B Related Party Transactions

Allburg Holdings Inc. ("Allburg"), previously known as Wanchi Inc., has been granted an exclusive license to manufacture and sell DIAB II, make any claims and to use all patent rights in all countries outside Oriental Asia. As a condition of this license Allburg must sub-license these rights, and this sub-license may only be granted to companies that are at least 50% owned by the Company (see Exhibit 3.8 to the Company^s Registration Statement previously filed with the March 31, 1996 Form 20-F). During 1999, Allburg sold a 25% interest in DIAB II to Immunis Corp. In January 2001, the Company purchased that 25% interest from Immunis Corp. by issuing 8,613,419 of its common shares at $0.26 per share to Immunis Corp. Pursuant to US GAAP, shares should be valued at the date of issue. The closing price of 26 cents per share represents a 12 percent discount of the weighted average share price before and after the date of the transaction. As per the above analysis, the number of shares issued represents a discount from their intrinsic worth.

Note 13 to the Consolidated Financial Statements highlights the following amounts paid or payable to related parties based on exchange values which represented the amounts agreed upon by the related parties:

2003	2002	2001

Management fees paid to an officer

Directors fees paid in year

Marketing expenses paid on behalf of

Volkspharm

Consulting fees paid to companies

controlled by directors

Net sales to a Company controlled by a Director

Net sales (Purchases from) Immunis

$ 144,000 2,000 0 1,000 70,813 0	$ 144,000 4,000 10,000 6,500 0 34,877	$ 144,000 0 10,000 13,800 0 57,820

Due to Related Parties -Current

The following amounts were due to related parties on March 31 of each year:

Amounts due to a related party. These amounts are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During 2003 $17,213 (2002 - $868; 2001 - $nil) in interest was accrued..

Notes payable to a company controlled by the Company^s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During 2003 $16,247 (2002 - $15,043; 2001 - $13,929) in interest was accrued.

2003 $325,419 219,332 $ 544,751	2002 $ 111,633 203,085 $ 314,718	2001 $ 7,530 188,042 $ 195,572

During 2003, the note holder was given as consideration for extending the due date of its notes payable to April 1, 2003, 406,285 convertible preferred share warrants under the same terms as described in Note 11 of the consolidated financial statements.

Subsequent to March 31, 2003, regulatory approval was given to the note holder for extending the due date to April 1, 2004 of its notes payable by issuance of 2,131,188 convertible preferred share warrants under the same terms as described in Note 11.

Due to Related Parties -Long Term
Notes payable bearing interest at the rate of 8% per annum compounded annually and due April 1, 2003. Collateralized by a general security agreement providing a charge over the assets of the Company.	2003 $2,775,764	2002 0	2001 0

During the year, the note holders were acquired by a related party. See Note 10 of the consolidated financial statements for particulars as to note activity prior to acquisition. During the year ended March 31, 2003, $100,000 (2002 - $1,237,500) in notes payable were settled through a third party investor (Note 12(a)).

During the year ended March 31, 2003, $7,080 (2002 - $ 1,413,573) in cash advances were received in connection with these notes payable and $216,902 (2002 - $228,076) in interest was accrued.

During the year ended March 31, 2003, the Company received a further extension for the due date of these notes payable by one year to April 1, 2003 in consideration of issuing 10,000,000 convertible preferred share warrants to the holders of the notes. The Company then received a further extension for the due date of these notes payable by one year to April 1, 2004 in consideration of issuing 1,675,719 convertible preferred share warrants to the holders of the notes. Each convertible preferred share warrant entitles the holder to purchase one voting, 8% cumulative, preferred share, which is convertible into one common share at $0.10 per share until June 4, 2004. In August, 2003, 13,806,907 preferred share warrants were exercised by settlement of $1,380,691 in secured debt

Item 8 Financial Information

Audited Consolidated Financial Statements for March 31, 2003, together with the report of the auditors are attached at the end of this filing. The Consolidated Balance Sheets provide a two year comparison, all other statements provide three year comparative statements.

Sales and capital assets by geographic region are summarized in Note 17 of the Audited Consolidated Financial Statements.

Legal Proceedings

On December 12, 2002, the Company filed a proposal under federal creditor protection legislation in Canada. The purpose of the filing of the proposal was to protect the interests of all stakeholders of the Company from an action taken by the landlord of Laboratories. The lease of the plant was in the Company^s name. The landlord in question undertook to seize Laboratories assets and the filing of the proposal prevented the landlord^s seizure from continuing.

On May 21, 2003, both the Company and Laboratories received approval from the Supreme Court of British Columbia in the matter of two proposals regarding its creditors pursuant to the Bankruptcy and Insolvency Act of Canada. These proposals, accepted by the required majority of creditors, allows for the operating subsidiary to maintain operations and generate funds from those operations to pay a portion of its pre-proposal liabilities. Under the proposal, preferred creditors shall be paid in full in priority to all claims of unsecured creditors. Provision for payment of claims of unsecured creditors shall be made in the lesser amount of 10% and $25,000 on each day, which is one year, one year six months and two years, respectively, after the end of the month of court ratification. The proposals also allow the companies to provide ongoing business to its suppliers. Creditors of the subsidiary after the filing of the proposal will be paid in full, in priority to preferred and general unsecured creditors.

The Company is the subject of legal disputes arising from the normal course of business. In 1998, Cheron Holdings Ltd., one of Holdings^ previous suppliers, filed a claim against Biotech Holdings Inc. in B.C. Supreme Court, Kamloops Division, for $711,000 which exceeds the payable amount on Holdings^ books by approximately $250,000. This supplier is claiming non-payment of outstanding amounts. Management has issued a $1 million counter claim to this suit. On September 11, 1998 Holdings sold the operational assets to Biotech Laboratories Inc., another subsidiary of Biotech, in exchange for the assumption of $2,000,000 in collateralized debts on the books of Holdings. This action was taken in order to continue operations until settlement of both the claim and the counter suit. The operations of Holdings are now being carried on by Laboratories. The outcome of the legal disputes is not determinable; however, in the opinion of management, they would not have a material adverse financial impact on the Company. There has been no legal activity on this claim since the filing of the Company^s $1 million counter claim.

Dividend Policy

The Company has not paid dividends on the common shares in any of its last three fiscal years. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company^s financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

Significant Changes

There have been no significant changes to the Company^s operations since March 31, 2003.

Item 9 The Offer and Listing

Biotech Holdings Ltd. (the "Company") was incorporated in Alberta, Canada and is an integrated pharmaceutical company whose common shares traded on The Alberta Stock Exchange (the "ASE") until November 1999 at which time the ASE was merged into The Canadian Venture Exchange (the "CDNX", now the TSX Venture Exchange) under the symbol "BIO.V". The Company also trades on the NASD OTC-BB under the symbol "BIOHF". In 2001 the Company was listed on the Frankfurt Stock Exchange under the symbol "925970.F".

The following summarizes the high and low prices and the combined trading volume of the Company^s common shares on the TSX Venture Exchange:

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Monthly Data (last six months)
August 2003	0.34	0.07	8,471,300
July 2003	0.09	0.05	2,892,200
June 2003	0.07	0.05	1,547,700
May 2003	0.06	0.04	2,694,800
April 2003	0.06	0.04	2,298,400
March 2003	0.05	0.03	272,000

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Quarterly Data
June 30, 2003	0.07	0.04	6,540,900
March 31, 2003	0.05	0.02	1,848,300
December 31, 2002	0.06	0.02	6,489,200
September 30, 2002	0.09	0.03	3,046,235
June 30, 2002	0.14	0.04	3,301,353
March 31, 2002	0.18	0.12	1,574,700
December 31, 2001	0.26	0.13	3,497,800
September 30, 2001	0.40	0.16	3,139,900
June 30, 2001	0.46	0.28	647,313

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Past 5 Years Annual Data
Year ended March 31,
2003	0.14	0.02	14,685,088
2002	0.46	0.04	11,513,753
2001	0.90	0.22	4,686,401
2000	2.35	0.40	16,045,604
1999	1.08	0.46	3,219,293

The following summarizes the high, low and closing prices of the Company^s common shares on the NASD - OTC-BB:

Monthly Data (last six months):
Date August 2003 July 2003 June 2003 May 2003 April 2003 March 2003	High (US$) 0.2400 0.0600 0.0500 0.0500 0.0400 0.0300	Low (US$) 0.0500 0.0400 0.0400 0.0200 0.0200 0.0200	Close (US$) 0.1900 0.0500 0.0400 0.0400 0.0300 0.0300

Quarterly Data:
Date Range April - June 2003 January - Mar. 2003 October - Dec. 2002 July - Sept. 2002 April - June 2002 January - Mar. 2002 October - Dec. 2001	High (US$) 0.0500 0.0300 0.0400 0.0500 0.0900 0.1000 0.1800	Low (US$) 0.0200 0.0100 0.0100 0.0200 0.0300 0.0700 0.0900	Close (US$) 0.0400 0.0300 0.0100 0.0400 0.0400 0.0900 0.1000

On August 22, 2003, 74,078,130 common shares were outstanding.

There have been no significant trading suspensions in the past three years.

Item 10 Additional Data

A Share Capital

This information is not required to be provided because it is an annual report filing.

B Memorandum and Articles of Association

The Company^s Articles of Incorporation. Bylaws and other agreements were filed with the Company^s original 20-F filing received by the SEC on March 11, 1997.

C Material Contracts

The Company has not entered into any material contracts in the past two years other than during the ordinary course of business or have been previously disclosed in this filing.

D Exchange Controls

Canada has no system of currency exchange controls. There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company^s securities.

There is no limitation on the right of non-resident or foreign owners to hold such securities or vote, imposed by Canadian law or by the charter or other constituent documents of the Company, as to the common shares of the Company to be registered hereunder.

The Company^s accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

E Taxation

Under the Canada-United States Tax Convention Act of 1984, dividends paid by a Canadian company to residents of the United States are subject to a 15% withholding tax in Canada, However, the withholding tax is reduced to 10% of the gross amount if the beneficial owner in the United States is a company which owns at least 10% of the voting stock of the Canadian company.

F Dividends and Paying Agents

This information is not required to be provided because it is an annual report filing.

G Statement of Experts

This information is not required to be provided because it is an annual report filing.

H Documents on Display

The Company^s Articles of Incorporation. Bylaws and other agreements were filed with the Company^s original 20-F filing received by the SEC on March 11, 1997.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

Not applicable at this time.

Item 12 Description of Securities Other than Equity Securities

Not applicable.

Item 13 Defaults, Dividend Arrearages and Delinquencies

No Preference shares have been issued by the Company and therefore has not had any dividends.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

There have been no material modifications to the rights of Security Holders.

Item 15 [Reserved]

Not applicable.

Item 16 [Reserved]

Not applicable.

CONTROLS AND PROCEDURES

As of March 31, 2003, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC^s rules and forms. Our management necessarily applied its judgement in assessing the costs and benefits of those controls and procedures, which by their nature can provide only reasonable assurance regarding management^s control objectives.

There have been no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 17 Financial Statements

The financial statements of the Company are annexed hereto and have been prepared by the Company in accordance with generally accepted accounting principles in Canada, which differ in certain respects from generally accepted accounting principles in the United States as outlined in the financial statements. The table of contents to the consolidated financial statements and accompanying notes to the consolidated financial statements appears at page 39 of this Form 20-F.

The Consolidated Financial Statements are filed as part of this registration statement.

Financial Statements

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Company

Auditors' Report

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

Consolidated Balance Sheets as of fiscal years ended 31 March 2003 and 2002

Consolidated Statements of Loss and Deficit for the fiscal years ended 31 March 2003, 2002 and 2001

Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended 31 March 2003, 2002 and 2001

Consolidated Statements of Cash Flow for the fiscal years ended 31 March, 2003, 2002 and 2001

Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements of the Company

Page(s) 47 48 49 50 51 52 53 to 77

All financial statement schedules described in Regulation S-X are omitted because the information is not required, is not material or is otherwise included in the financial statements or the related notes thereto.

Item 19 Exhibits

No Exhibits are attached to this filing

CERTIFICATION required by Rule 13a-14(b) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)
(17 CFR 240.15d-14(a)) under the Securities and Exchange Act of 1934, as amended

I, Robert B. Rieveley, the President and Chief Executive Officer of Biotech Holdings Ltd., certify that:

  I have reviewed this annual report of Biotech Holdings Ltd. (the "Company"
  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
  The Company^s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    [Reserved]

    Evaluated the effectiveness of the Company^s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by his report based on such evaluation; and

    Disclosed in this report any change in the Company^s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company^s internal control over financial reporting; and

  The Company^s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company^s auditors and the audit committee of the Company^s board of directors (or persons performing the equivalent functions):

    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company^s ability to record, process, summarize and report financial information; and

    Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company^s internal control over financial reporting.

Date: 29 September, 2003

/s/ Robert B. Rieveley

Robert B. Rieveley,

President and Chief Executive Officer

CERTIFICATION required by Rule 13a-14(b) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)
(17 CFR 240.15d-14(a)) under the Securities and Exchange Act of 1934, as amended

I, Lorne D. Brown, the Chief Financial Officer of Biotech Holdings Ltd., certify that:

  I have reviewed this annual report of Biotech Holdings Ltd. (the "Company"
  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
  The Company^s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    [Reserved]

    Evaluated the effectiveness of the Company^s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by his report based on such evaluation; and

    Disclosed in this report any change in the Company^s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company^s internal control over financial reporting; and

  The Company^s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company^s auditors and the audit committee of the Company^s board of directors (or persons performing the equivalent functions):

    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company^s ability to record, process, summarize and report financial information; and

    Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company^s internal control over financial reporting.

Date: 29 September, 2003

/s/ Lorne D. Brown

Lorne D. Brown,

Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. Section 1350 as adopted pursuant to Section 906
Of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Biotech Holdings Ltd. (the "COMPANY") on Form 20-F for the year ended March 31, 2003, as filed with the Securities Exchange Commission on the date hereof (the "REPORT"), I, Robert B. Rieveley, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

    Dated: September __29___, 2003

    /s/ Robert B. Rieveley

    ______________________________________

    Robert B. Rieveley, President and C.E.O.

    This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

    A signed original of this written statement required by Section 906 has been provided to Biotech Holdings Ltd. and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

    CERTIFICATION PURSUANT TO
    18 U.S.C. Section 1350 as adopted pursuant to Section 906
    Of the Sarbanes-Oxley Act of 2002

    In connection with the Annual Report of Biotech Holdings Ltd. (the "Company") on Form 20-F for the year ended March 31, 2003, as filed with the Securities Exchange Commission on the date hereof (the "REPORT"), I, Lorne D. Brown, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September _29__, 2003

/s/ Lorne D. Brown

______________________________________

Lorne D. Brown, C.F.O.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Biotech Holdings Ltd. and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date _20 September, 2003 Biotech Holdings Ltd.

/s/ Robert B. Rieveley

__________________________

Robert B. Rieveley, President

and Chief Executive Officer

Biotech Holdings Ltd.

Consolidated Financial Statements

For the years ended March 31, 2003 and 2002

(Expressed in Canadian Dollars)

Biotech Holdings Ltd.

Consolidated Financial Statements

For the years ended March 31, 2003 and 2002

(Expressed in Canadian Dollars)

Contents

Auditors' Reports 2

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences 3

Consolidated Financial Statements

Balance Sheets 4

Statements of Operations 5

Statements of Changes in Shareholders' Equity (Deficiency) 6

Statements of Cash Flows 7

Summary of Significant Accounting Policies 8 - 10

Notes to the Financial Statements 11 - 32

Auditors' Report

To the Shareholders of

Biotech Holdings Ltd.

We have audited the Consolidated Balance Sheet of Biotech Holdings Ltd. as at March 31, 2003 and the Consolidated Statement of Operations, Changes in Shareholders' Equity (Deficiency) and Cash Flows for the year then ended. These consolidated financial statements are the responsibility of the Company^s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The consolidated financial statements as at March 31, 2002 and for each of the years in the two-year period then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated August 2, 2002.

/s/ SADOVNICK TELFORD + SKOV

Sadovnick Telford + Skov

Chartered Accountants

Vancouver, British Columbia

August 13, 2003

Comments by Auditors for U.S. Readers

On Canada-U.S. Reporting Differences

To the Shareholders of

Biotech Holdings Ltd.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company^s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated August 13, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ SADOVNICK TELFORD + SKOV

Sadovnick Telford + Skov

Chartered Accountants

Vancouver, British Columbia

August 13, 2003

Biotech Holdings Ltd.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)
March 31,	2003	2002

Assets

Current
Cash	$17,611	$50,696
Accounts receivable (net of allowance for doubtful
accounts $33,137 (2002: $55,000)	24,269	270,412
Due from related parties (Note 2)	194,740	90,310
Inventory (Note 3)	82,153	630,891
Deposits and prepaid expenses	0	4,779

	318,773	1,047,088
Capital assets
Continuing operations (Note 4)	2,226,576	2,821,248
Held for resale (Note 21)	1,073,836	1,370,821

Formulations and deferred costs (Note 5)	9,855	431,682

Goodwill, net of accumulated amortization
of $Nil (2002 - $139,710) and write-off of $182,590
(2002 - $Nil) (Note 6)	0	182,590

	$3,629,040	$5,853,429

Liabilities and Shareholders' Equity (Deficiency)
Liabilities
Current
Accounts payable and accrued liabilities (Note 21)	$1,719,507	$1,620,373
Promissory notes (Note 7)	91,837	83,751
Due to related parties (Note 8)	544,751	314,718
Loan payable (Note 9)	148,000	148,000

	2,504,095	2,166,842

Note payable (Note 10)	224,343	2,876,125

Due to related parties (Note 11)	2,775,764	0

	5,504,202	5,042,967
Shareholders' equity (deficiency)
Share capital (Note 12)	21,869,798	21,569,798
Deficit	(23,744,960)	(20,759,336)

	(1,875,162)	810,462

	$3,629,040	$5,853,429

Commitments (Note 15)

Contingencies (Note 16)

Subsequent events (Note 21)

Approved by the Board: /s/ Robert Rieveley Director

/s/ Gale Belding Director

Biotech Holdings Ltd.

Consolidated Statements of Operations

(Expressed in Canadian Dollars)
For the years ended March 31	2003	2002	2001

Sales	$9,731	$49,981	$75,055
Cost of sales	40,134	86,014	44,226

Gross profit	(30,403)	(36,033)	30,829

Expenses
Amortization	759,226	929,207	655,226
Drug research costs (Note 18)	46,135	159,140	81,654
General and administrative	360,403	423,526	491,862
Interest - long-term debt	272,122	267,394	241,722
- current debt and other	370	946	2,290
Professional fees	47,879	54,707	64,639
Rent, utilities and maintenance	71,666	89,671	88,348

	1,557,801	1,924,591	1,625,741

Loss from continuing operations	(1,588,204)	(1,960,624)	(1,594,912)

Non-controlling interest share of loss	0	0	20,023

Loss before the under-noted items	(1,588,204)	(1,960,624)	(1,574,889)

Loss from discontinued operations
- results of operations (Note 20)	(684,667)	(1,397,940)	(1,463,399)
- Write-down of assets(Note 20)	(712,753)	0	0

Amortization of goodwill	0	(32,336)	(32,336)

Net loss for the year	$(2,985,624)	$(3,390,900)	$(3,070,624)

Basic and diluted loss per share
From continuing operations	$(0.02)	$(0.03)	$(0.03)

From discontinued operations	$(0.02)	$(0.02)	$(0.03)

Weighted average outstanding shares	71,785,664	61,436,980	48,736,041

Biotech Holdings Ltd.

Consolidated Statements of Changes in Shareholders' Equity (Deficiency)

(Expressed in Canadian Dollars)

For the years ended March 31, 2003, 2002 and 2001
					Total
				Total
	Share	Capital		Shareholders'
	Shares	Amount	Deficit	Equity (Deficiency)

Balance, March 31, 2000	43,252,913	$15,710,309	$(14,297,812)	$1,412,497
Shares issued for:
Private placements	7,500,000	2,302,500	0	2,302,500
Acquisition of DIAB II Rights
(Note 12(e))	8,613,419	2,239,489	0	2,239,489
Net loss	0	0	(3,070,624)	(3,070,624)

Balance, March 31, 2001	59,366,332	20,252,298	(17,368,436)	2,883,862

Shares issued for:
Private placements (Note 12(a))	10,561,798	1,317,500	0	1,317,500
Net loss	0	0	(3,390,900)	(3,390,900)

Balance, March 31, 2002	69,928,130	21,569,798	(20,759,336)	810,462

Shares issued for:
Private placements (Note 12(a))	4,000,000	300,000	0	300,000
Net loss	0	0	(2,985,624)	(2,985,624)

Balance March 31, 2003	73,928,130	$21,869,798	$(23,744,960)	$(1,875,162)

Biotech Holdings Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)
For the years ended March 31	2003	2002	2001

Cash provided by (used in)

Operating activities
Net loss for the year	$(2,985,624)	$(3,390,900)	$(3,070,624)
Items not involving cash
Amortization	1,062,881	1,280,259	1,009,226
Inventory write-down from discontinued
operations	278,345	0	0
Write-down of capital assets from
discontinued operations	102,260	0	0
Write-down of formulations and deferred costs
from discontinued operations	149,558	0	0
Write-off of goodwill	182,590	0	0
Non-controlling interest share of loss	0	0	(20,023)
Changes in non-cash working capital balances
Accounts receivable	246,143	(93,157)	26,535
Due from related parties	(104,430)	(90,310)	0
Inventory	270,393	228,553	(95,169)
Deposits and prepaid expenses	4,779	(1,728)	(740)
Accounts payable and accrued liabilities	99,131	368,925	(188,992)

	(693,974)	(1,698,358)	(2,339,787)
Financing activities
Due to related parties	2,775,764	13,793	(44,301)
Repayment of equipment loan	0		(27,531)
Reduction of notes payable	(2,545,731)	0	0
Issuance of notes payable	332,068	1,619,659	1,745,160
Issuance of common shares	100,000	80,000	742,500
	662,101	1,685,921	2,415,828
Investing activities
Acquisition of capital assets	(1,212)	(3,719)	(35,135)
Formulations and deferred costs	0	(18,555)	(100,174)
	(1,212)	(22,274)	(135,309)
(Decrease) in Cash	(33,085)	(34,711)	(59,268)

Cash, beginning of year	50,696	85,407	144,675

Cash, end of year	$17,611	$50,696	$85,407

Supplementary Information
Interest paid	$14,474	$29,687	$27,291

Non-cash investing and financing activities
Acquisition of interest in DIAB II
for shares (Note 12(e))	$0	$0	$2,239,489
Settlement of notes payable through the
Issuance of shares (Note 12(a))	$200,000	$1,237,500	$1,560,000

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

Consolidation

These consolidated financial statements include the accounts of Biotech Holdings Ltd. ("Biotech") and its subsidiaries: 401718 B.C. Ltd. (formerly Biotech Holdings Inc.) ("Holdings"), Biotech Laboratories Inc. ("Laboratories"), 314202 B.C. Ltd. ("314202"), Biotech Pharmaceutical Ltd., Echo Health & Beauty Ltd. ("Echo"), Volque Pharmaceutical Company Ltd. ("Volque"), and 75% of Smith Rothe Pharmaceutical, Inc. ("Smith Rothe"). All significant intercompany transactions and balances are eliminated on consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

The significant accounting policies used in these consolidated financial statements are as follows:

  Going concern

These consolidated financial statements have been prepared on a going concern basis which contemplates that Biotech Holdings Ltd. (the "Company") will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company^s ability to continue as a going concern is dependent upon the raising of additional financing, if, as, and when required, and, ultimately, the attainment of profitable operations.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

Capital Assets Revenue Recognition Inventory Foreign Exchange Translation

Capital assets are recorded at cost.

Amortization of capital assets is provided as follows:

Furniture and fixtures - 10% declining-balance basis

Laboratory equipment - 10% declining-balance basis

Production equipment - 10% declining-balance basis

Computer equipment - 30% declining-balance basis

Computer software and

video masters - 50% straight-line basis

Production molds - straight-line basis over 10 years

Leasehold improvements - straight-line over the term of the lease plus one renewal term

The Company reviews the carrying value of its capital assets on a regular basis and where these carrying values are estimated to exceed the net receivable recoverable amounts, provision is made for these decreases in value.

Sales are recorded upon shipment to third parties.

Inventory is valued at the lower of cost and market. The market value is determined based on the net realizable value of finished goods and the replacement cost for raw materials. Cost is determined on a first-in, first-out basis.

Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the year-end exchange rate and all income and expenses are translated at average exchange rates prevailing during the period. Foreign currency translation adjustments are included in the Statement of Operations.

Exchange rates between the United States dollar and the Canadian dollar for the years reported in these financial statements are as follows:

	2003	2002	2001
Average for years end As at end of year	$ 1.5497 $ 1.4716	$ 1.5655 $ 1.5953	$ 1.5038 1.5767

Biotech Holdings Ltd.

Summary of Significant Account Policies

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

Formulations and Deferred Costs Goodwill Patent Interests Estimates and Assumptions

Research expenditures are expensed in the year in which they are incurred.

Deferred development costs include costs incurred that relate to development of new products where management is satisfied as to the technological, commercial and financial viability of individual products. Deferred development costs are amortized on a straight-line basis over 5 years.

Formulations include the cost of formulations and trademark rights, patent and distribution approval costs and incorporation costs. Formulations were amortized on a 10% diminishing-balance basis. Formulations and deferred costs relating to the discontinuance of the personal healthcare product business was written off in the year ended March 31, 2003.

Label artwork is amortized on a straight-line basis over four years. Label artwork was written off in the year ended March 31, 2003 due to the discontinuation of the personal healthcare product business.

Goodwill is recorded at the amount initially recognized, less any write-down for impairment. On a periodic basis, the Company estimates the future undiscounted cash flows to which the goodwill related in order to ensure that the carrying value of such goodwill is not impaired. Goodwill had been amortized on a straight-line basis over 10 years. to fiscal year 2003. Goodwill was written off in the year ended March 31, 2003 due to the discontinuation of the personal healthcare product business

The acquisition of Volque, 314202 and Smith Roth generated an interest in patents held by Volkspharm Healthcare Incorporated ("Volkspharm"). During the year ended March 31, 2001, the Company purchased an additional 25% interest in the non-Asian rights to manufacture and sell DIAB II, a Type II diabetes medication developed by the Company. Amortization of these patent interests is being recorded on a straight-line basis over ten years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company^s non-current assets required management to make significant estimates and assumptions in determining carrying values.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

Loss Per Share Fair Value of Financial Instruments Stock Based Compensation Income Taxes

During the year ended March 31, 2002, the Company adopted the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period. The adoption of this policy had no material effect on prior year figures.

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totalling 22,503,705 (2002 - 25,331,798) were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Financial instruments include cash, accounts receivable, accounts payable and accrued liabilities, promissory notes, amounts due to/from related parties, notes payable and loan payable. Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise stated, the respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short-term in nature or they are receivable or payable on demand. The fair values of the amounts due to/from related parties, notes payable and loan payable were not practicable to determine.

No compensation expense is recognized for stock options or warrants granted to employees, directors and consultants. Any consideration received on the exercise of stock options and warrants for the purchase of stock is credited to share capital.

Income taxes are accounted for by the liability method. Under this method, income taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs, principally amortization of formulations and deferred costs, are claimed for tax purposes in different time periods than the related amounts are amortized or written-off in the accounts.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

1. Nature of Business and Ability to Continue Operations

The Company^s business focus is on developing the distribution of the Company^s type II diabetes drug known as DIAB II. The operations of the Company^s subsidiary for the development, manufacture and distribution of lotions and creams were discontinued during the year ended March 31, 2003, based on a management decision that the subsidiary had limited prospects for developing profitable operations in the near-term. The Company^s business focus remains the development and distribution of the Company^s type II diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $23,744,960 and a Shareholders^ Deficiency of $1,875,162 at March 31, 2003. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in China and other markets and operations until such time as the Company^s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

  Due From Related Parties

	2003	2002

Amounts due from a director and various related parties.
These amounts are unsecured and non-interest bearing and
payable on demand.	$194,740	$90,310

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2003 and 2002

  Inventory

	2003	2002

Raw materials	$58,222	$392,191
Finished goods	23,931	238,700

	$82,153	$630,891

  Capital Assets
		2003	2002	2002
Cost	Accumulated Amortization	Net Book Value	Cost	Net Book Value

a) Continuing Operations

Patent Interests

Furniture and fixtures

Computer equipment

Computer software

and video masters

b) Held for Resale

Furniture and fixtures

Laboratory equipment

Production equipment

Production molds

Leasehold improvements

China equipment and

furniture

Exclude held for resale

$4,461,282 6,000 115,921 128,070 $4,711,273 $ 29,666 232,056 1,170,198 122,412 1,348,488 41,223 $2,944,043	$2,258,206 0 98,421 128,070 $2,484,697 $ 19,666 141,810 647,029 85,786 934,693 41,223 $ 1,070,207	$2,203,076 6,000 17,500 0 $2,226,576 $ 10,000 90,246 523,169 36,626 413,795 0 $1,073,836	$4,461,282 0 115,922 128,070 $4,705,273 $ 170,717 232,056 1,170,198 122,411 1,348,488 41,223 $3,085,093	$2,796,789 0 22,387 2,072 $2,821,248 $ 87,021 100,273 581,298 51,480 548,644 2,105 $1,370,821

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

5. Formulations and Deferred Costs
			2003	2002	2002
	Cost	Accumulated Amortization	Net Book Value	Cost	Net Book Value
Deferred development costs Formulations and trademarks Drug approval costs, China Label artwork Incorporation costs	$2,472,681 0 41,364 0 3,681 $2,517,726	$ 2,464,666 0 41,364 0 1,841 $2,507,871	$8,015 0 0 0 1,840 $9,855	$2,472,681 317,753 41,364 250,287 3,681 $3,085,766	$149,276 166,366 6,441 107,391 2,208 $431,682

  Goodwill

  The $322,300 purchase price discrepancy from the acquisition of a previously unrelated company was allocated to goodwill and was being amortized on a straight-line basis over 10 years. Goodwill was written off in the year ended March 31, 2003 due to the discontinuation of the personal healthcare product business

  Promissory Notes

Included in promissory notes is an unsecured note of $71,837 (2002 - $63,751) bearing interest at 12% per annum and a non-interest bearing unsecured note of $20,000 (2002 - $20,000). Interest charges in 2003 on the interest-bearing note were $8,086 (2002 - $7,175).

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

8. Due to Related Parties

	2003	2002

Notes payable to a related party are unsecured, payable
on demand and bear interest at 8% per annum
compounded annually. During 2003 $17,213 (2002 -
$868; 2001 - $Nil) in interest was accrued.	$325,419	$111,633

Notes payable to RCAR Investment Ltd., a company controlled by the Company^s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During 2003 $16,247 (2002 -
$15,043; 2001 - $13,929) in interest was accrued.

During 2003, the note holder was given as consideration for extending the due date of its notes payable to April 1, 2003, 406,285 convertible preferred share warrants under the same terms as described in Note 11 below.

Subsequent to March 31, 2003, regulatory approval was
given to the note holder for extending the due date to
April 1, 2004 of its notes payable by issuance of
2,131,188 convertible preferred share warrants under
the same terms as described in Note 11 below.	219,332	203,085
	$544,751	$314,718

9. Loan Payable
	2003	2002

The loan bears interest at the Canadian Western Bank
rate of prime plus 6%, minimum of 14.25% and with
monthly payments of $2,138 interest only. The original
mortgage which matured in 1999 and has not been
renewed was collateralized by way of a General Security
Agreement providing a first charge over the capital
assets and equipment of a former subsidiary of the
Company. The interest is being paid by the Company.
The fair value of this loan was not practicable to
determine.	$148,000	$148,000

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

  Notes Payable - long term

These amounts are unsecured, non-interest bearing and repayable only from a pro-rata share of profits commencing January 26, 2001. Payments will be limited to the principal amounts of the notes outstanding and no principal repayments are anticipated in 2004. The fair value of these notes was not practicable to determine.

	$2003 224,343	$2002 224,343
Notes payable bearing interest at the rate of 8% per annum compounded annually and due April 1, 2003, collateralized by a general security agreement providing a charge over the assets of the Company.

The notes were originally repayable on demand commencing on April 1, 1999, but a waiver of the demand feature was obtained from the lenders until April 1, 2000 in exchange for 3,309,394 convertible preferred share warrants.

During the year ended March 31, 2002, the Company further extended the due date of these notes payable by one year until April 1, 2002 in consideration of 5,700,000 convertible preferred share warrants being issued to the holders of the notes. Each convertible preferred share warrant entitles the holder to purchase at $0.21 until August 13, 2003, one voting, 8% cumulative, preferred share which is convertible into one common share. The note holders were acquired by a related party during the year ended March 31, 2003.	0	2,651,782
	$224,343	$2,876,125

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

  Due to Related Parties - long term

	2003	2002
Notes payable bearing interest at the rate of 8%
per annum compounded annually and due April 1,
2003. Collateralized by a general security
agreement providing a charge over the assets of
the Company.

The note holders were acquired by a related
party during the year. See Note 10 above for
particulars as to note activity prior to
acquisition. During the year ended March 31,
2003, $100,000 (2002 - $1,237,500) in notes
payable were settled through a third party
investor (Note 12(a)).

During the year ended March 31, 2003,
$7,080 (2002 - $ 1,413,573) in cash advances were
received in connection with these notes payable
and $216,902 (2002 - $228,076) in interest was
accrued.

During the year ended March 31, 2003, the
Company received a further extension for the due
date of these notes payable by one year to April 1,
2003 in consideration of issuing 10,000,000
convertible preferred share warrants to the holders
of the notes. The Company then received a further
extension for the due date of these notes payable
by one year to April 1, 2004 in consideration of
issuing 1,675,719 convertible preferred share
warrants to the holders of the notes. Each
convertible preferred share warrant entitles the
holder to purchase one voting, 8% cumulative,
preferred share, which is convertible into one
common share at $0.10 per share until June 4,
2004. The fair value of these notes was not
practicable to determine.	$2,775,764	$0

	$2,775,764	$0

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

12. Share Capital

Authorized

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting, have a $0.0368 cumulative cash dividend and are convertible into common shares on a 1:1 basis. The Company^s Articles of Incorporation were amended in 2002 to create the Series I Convertible Preferred shares.

a) Private Placements

During the year ended March 31, 2003, the Company completed with third party investors ("the Investors") a $100,000 (2002 - $1,237,500) private placement of 2,000,000 (2002 - 10,000,000) common shares by settlement of secured debt (Note 11). The Investors also received 2,000,000 warrants to acquire common shares at $ 0.10 per share, expiring on May 15, 2003. Also during the year ended March 31, 2003, the Company issued 2,000,000 common shares for the reduction of $200,000 in outstanding debt.

During the year ended March 31, 2002, the Company completed with the investors a $1,237,500 (2001 - $1,560,000) private placement of 10,000,000 (2001 - 3,000,000) common shares by settlement of secured debt (Note 11). The Investors also received 3,000,000 warrants to acquire common shares at $ 0.17 per share, expiring on October 16, 2003 and 4,000,000 warrants to acquire common shares at $ 0.16 per share, expiring on January 2, 2004. Also during the year ended March 31, 2003, the Company issued 561,798 common shares and 561,798 warrants to acquire common shares at $0.14 per share expiring on August 18, 2003 for $80,000 cash.
  Warrants to Purchase Common Shares

The following table summarizes the number of fully exercisable common share warrants outstanding and the exercise price thereof:
	2003	2002	2001

Outstanding, beginning of year	15,061,798	7,500,000	0
Issued at $0.65 per share
expiring August 3, 2002	0	0	3,000,000
Issued at $0.25 per share
expiring December 14, 2002	0	0	4,500,000
Issued at $0.14 per share
expiring August 18, 2003	0	561,798	0
Issued at $0.17 per share
expiring October 16,2003	0	3,000,000	0
Issued at $0.16 per share
expiring January 2, 2004	0	4,000,000	0
Issued at $0.10 per share
expiring May 15, 2003	2,000,000	0	0
Expired Aug. 3, 2002 $0.65	(3,000,000)	0	0
Expired Dec. 14, 2002 $0.25	(4,500,000)	0	0

Weighted average,
Outstanding, end of year	9,561,798	15,061,798	7,500,000

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

12. Share Capital - Continued

c) Warrants to Purchase Preferred Shares

During the year ended March 31, 2003, the Company granted 10,000,000 warrants at $0.10 per share consideration for extending the due date of notes payable to April 1, 2003. These warrants expire on August 1, 2004. The notes payable were further extended to April 1, 2004 (regulatory approval was granted subsequent to March 31, 2003) with the granting of 3,806,907 warrants at $0.10 per share as consideration for this extension. These warrants expire on June 4, 2004.

The following table summarizes the number of fully exercisable preferred share warrants outstanding:
	Exercise
	Price	2003	2002	2001

Outstanding,
beginning of year	$0.21	5,700,000	0	0
	$0.85	0	2,630,132
	$0.46	0	0	4,000,000
Issued, expiring on
January 3, 2001	$0.46	0	0	0
Issued, expiring on
December 1, 2001	$0.85	0	0	2,630,132
Issued, expiring on
August 13, 2003	$0.21	0	5,700,000	0
Issued, expiring on
August 1, 2004	$0.10	10,000,000
Issued, expiring on
June 4, 2004	$0.10	3,806,907
Expired	$0.46	0	0	(4,000,000)
Expired	$0.85	0	(2,630,132)	0
Weighted average,
Outstanding, end of year	$0.13	19,506,907	5,700,000	2,630,132

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

  Share Capital - Continued

d) Stock Options

The following table summarizes the number of shares under option and the exercise price thereof:

	2003	2002	2001

Balance, beginning of year	4,570,000	4,295,000	990,000
Granted (per share)
$0.345 (expiring January 2, 2002)	0	0	0
$0.46 (expiring January 2, 2002)	0	0	0
$0.88 (expiring one third each year from
October 17, 2002 to 2004)	0		3,240,000
$0.40 (expiring October 19, 2002)	0	0	665,000
$0.45 (expiring May 14, 2003)	0	0	100,000
$0.32 (expiring January 2, 2004)	0	600,000	0
$0.12 (expiring May 21, 2004)	1,315,000	0	0
Expired (per share) $0.75	0	0	(665,000)
Expired (per share) $0.345	0	(225,000)	0
Expired (per share) $0.46	0	(100,000)	0
Expired (per share) $0.88	(1,070,000)	0	0
Expired (per share) $0.40	(660,000)	0	0
Cancelled (per share) $0.88	(590,000)	0	(30,000)
Cancelled (per share) $0.40	0	0	(5,000)
Cancelled (per share) $0.12	(110,000)	0	0

Balance, end of year	3,455,000	4,570,000	4,295,000

Exercisable, end of year	2,680,000	1,830,000	87,500

Weighted average exercise price	$ 0.40	$ 0.68	$ 0.41

Stock options outstanding at March 31, 2003 were as follows:

Exercise Price	Number	Expiry

$0.88	775,000	October 17, 2003
$0.88	775,000	October 17, 2004
$0.45	100,000	May 14, 2003
$0.32	600,000	January 2, 2004
$0.12	1,205,000	May 21,2004

	3,455,000

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

  Share Capital - Continued

The $0.88 options vest one third one year after the date of grant and one third on the second and third anniversary of the date of grant and the $0.40 options vested 6 months after the date of grant. All other options granted vest 50% one year after the date of grant and 50% two years after the date of grant.

  Acquisition of Interest in DIAB II

On December 22, 2000, the Company acquired an additional 25% interest in the non-Asian manufacturing and marketing rights to DIAB II from Immunis Corp. As consideration for this interest, the Company issued 8,613,419 of its common shares at a market price of $0.26 per share to Immunis Corp. for a total consideration of $2,239,489.

13. Related Party Transactions

Amounts paid to related parties were based on exchange values which represented the amounts agreed upon by the related parties. Amounts paid or payable to related parties not disclosed elsewhere include:
	2003	2002	2001

Management fees paid to an officer	$144,000	$144,000	$144,000
Directors fees paid in year	$2,000	$4,000	$0
Marketing expenses paid on behalf of
Volkspharm	$0	$10,000	$10,000
Consulting fees paid to companies
controlled by directors	$1,000	$6,500	$13,800
Net sales to a Company controlled by a
Director	$70,813	$0	$0
Net sales to a significant
shareholder	$0	$34,877	$57,820

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

14. Income Taxes

The tax effects of temporary differences that give rise to the Company^s deferred tax assets are as follows:
	2003	2002

Tax loss carryforwards	$4,627,000	$4,461,000
Capital assets	1,697,000	1,387,000
Deferred costs	277,000	111,000
Inventory costs	12,000	20,000
Valuation allowance	(6,613,000)	(5,979,000)
	$0	$0

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:
	2003	2002	2001

Provision (benefit) at Canadian statutory rate	$(1,183,000)	$(1,343,000)	$(1,413,000)
Effect of difference in foreign tax rates	0	3,000	5,000
Effect of changes in effective tax rates	0	812,000	0
Expiry of loss carryforwards	279,000	332,000	263,000
Permanent differences and other	270,000	(3,000)	84,000
Increase in valuation allowance	634,000	199,000	1,061,000
	$0	$0	$0

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management^s judgement about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has non-capital losses carry forward available from prior years to reduce future taxable income. These losses expire as follows:

2004 2005 2006 2007 2008 2009 2010	$ 1,361,598 1,507,974 1,360,579 2,033,906 2,014,621 1,993,713 $ 1,378,313 $ 11,650,704

No benefit (if any) of these losses has been recorded in these financial statements.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

15. Commitments

During the year ended March 31, 2002, the Company entered into a world-wide patent licensing agreement with the President of the Company for any usage of DIAB II in a drug combination for the treatment of type II diabetes. This agreement would require payments of 25% of any royalty payment received by the Company regarding any patent license using DIAB II in a drug combination. The payment was determined by agreement between outside directors and the President. In the opinion of management, this agreement is not anticipated to have a significant impact on expected revenue related to DIAB II.

16. Contingencies

The Company is the subject of legal disputes which have arisen in the normal course of business. In June 1998, one of the Company^s suppliers issued a claim that exceeds the amount accrued by approximately $250,000. The Company has filed a counter claim against the supplier and the matter is presently in litigation. In the opinion of management, the outcome of the legal disputes is not presently determinable, however, they would not have a material adverse financial impact on the Company.

17. Segmented Information

The Company^s personal health care product business was operated in Canada and the United States of America and its pharmaceutical business is operated in Canada, South America and China. The Company has no reportable segments.

Sales by geographic region are summarized as follows:

	2003	2002	2001

Canada (discontinued operations)	$1,026,610	$1,250,495	$1,512,229
U.S.A. (discontinued operations)	97,866	293,204	255,340
China	9,731	49,981	75,055

	$1,134,207	$1,593,680	$1,842,624

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

  Segmented Information - Continued

Capital assets by geographic region are summarized as follows:

	2003	2002

Canada (continuing operations)	$2,226,576	$2,715,375
Canada (held for resale)	1,073,836	1,370,821
China	0	105,873

	$3,300,412	$4,192,069

Major Customers

Two customers accounted for 61% of total sales during the year ended March 31, 2003 (2002 - 39%; 2001 - 28%) and for 29% of total receivable as of March 31, 2003 (2002 - 29%).

18. Drug Research Costs

	2003	2002	2001

Clinical trials	$0	$0	$5,203
Quality control and testing	1,600	28,221	14,465
Consulting	44,535	130,919	61,986

	$46,135	$159,140	$81,654

19. Reclassifications

Certain prior year balances have been reclassified to conform to the current year^s presentation.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

20. Discontinued Operations

(a) Lease of Plant Equipment

The Company^s primary operating subsidiary, Biotech Laboratories Inc., discontinued operations during the year. By agreement dated February 5, 2003, it leased its plant equipment from February 1, 2003 to August 1, 2003 for $10,000 per month. Under the terms of this agreement, the lessee will fulfill orders for the subsidiary from February 1, 2003 to July 1, 2003 and will pay the costs of production which will be repaid by the subsidiary from the proceeds of the orders sold, on or before August 1, 2003. Profits on these orders will accrue to the subsidiary. The lessee is required to enter into a lease with the landlord of the plant premises for a two year term of $8,449 per month for minimum and additional rent, with an option for a further three years, beginning February 1, 2003. If the lessee should default on any of its obligations to the landlord or to the subsidiary, then the lessee will sublease the premises to the subsidiary on the same terms and conditions established by the landlord.

A general security agreement registered as a first charge, was granted to the subsidiary, subject to collateral, including inventory, equipment, accounts receivable, intangibles and other personal property of the lessee, to secure payment or performance of obligations and indebtedness of the subsidiary.

As a result of impairment of certain assets, the following were written down:

Inventory	$278,345
Capital assets	102,260
Formulations and deferred costs	149,558
Goodwill	182,590

$712,753

The remaining assets and liabilities of the discontinued operations at March 31, 2003 are as follows:

Current assets	$114,395
Capital assets	1,073,836
1,188,231
Less: current liabilities	(580,241)

$607,990

Revenue for the year ended March 31, 2003 from the discontinued operations was $1,124,476, (2002 - $1,543,699) resulting in a loss of $684,667 (2002 - $1,397,940).

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

20. Discontinued Operations - Continued

  Purchase Options for Plant Equipment and Shares of Subsidiary

The subsidiary granted the lessee an option to purchase the plant equipment as at August 1, 2003 in accordance with a proposal dated January 29, 2003. See note 21 below.

Provided the purchase price is fully paid, the lessee has the option to buy all of the shares of the subsidiary for $1 until December 31, 2004.

21. Subsequent Events

  Approved Proposal to Creditors

  On May 21, 2003, the Company^s primary operating subsidiary, Biotech Laboratories Inc., as well as the Company, received approval from the Supreme Court of British Columbia in the matter of two proposals regarding its creditors pursuant to the Bankruptcy and Insolvency Act of Canada. These proposals, accepted by the required majority of creditors, allows for the operating subsidiary to maintain operations and generate funds from those operations to pay a portion of its pre-proposal liabilities. For Biotech Laboratories Inc., secured creditors, all being related parties, claimed $9,808,057 of which the net value of the security was estimated to be $568,096. Unsecured creditors claimed $9,605,170, which included $9,239,961 unsecured debt by secured creditors. For the Company, all being related parties, claimed $2,702,961. Unsecured creditors claimed $153,560. Under the proposal, preferred creditors shall be paid in full in priority to all claims of unsecured creditors. Provision for payment of claims of unsecured creditors shall be made in the lesser amount of 10% and $25,000 on each day, which is one year, one year six months and two years, respectively, after the end of the month of court ratification. The proposals also allow the companies to provide ongoing business to its suppliers. Creditors of the subsidiary after the filing of the proposal will be paid in full, in priority to preferred and general unsecured creditors.

  Sale of Plant Equipment

On August 1, 2003 the lessee of the plant equipment (see Note 20 - Discontinued Operations, above) exercised its option to purchase the laboratory and production equipment of Biotech Laboratories Inc. for $1,500,000, payment to be made monthly beginning August 1, 2003 for 120 equal monthly payments of $14,421, including interest at 3% per year, calculated monthly.

Further, on August 1, 2003, this Subsidiary assigned all funds due to it under the sale of plant equipment, to a related party having a registered charge against the equipment.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

22. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, conform in all material respects with those of the United States ("US GAAP") and with the requirements of the Securities and Exchange Commission ("SEC"), except as follows:

  The Company capitalizes a portion of development costs which relate to the development of proprietary formulas for the Company^s healthcare product line. Additionally, in prior years, the Company capitalized incorporation costs. US GAAP would require these expenditures to be expensed in the year incurred.

The effect of the above on total assets (per US GAAP) would be to reduce total assets at March 31, 2003 by $9,855 (2002 - $151,484).

b) Under Canadian GAAP, no compensation expense is recorded on granting of stock options.

Under US GAAP, the Company applied Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretation No. 44 in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. For the year ended March 31, 2003, an expense totalling $Nil (2002 - $Nil) was recorded in respect to options granted to employees. For the year ended March 31, 2003, the exercise price of the stock options is greater than the market price of the underlying common shares on the grant date. Stock options that have been modified to reduce the exercise price are accounted for as variable.

Also under US GAAP, Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein. The values assigned to these options are amortized on a straight-line basis over the period from the grant date to the date the options vest. For the years ended March 31, 2003, 2002 and 2001, compensation expense (recovery) recorded under SFAS No. 123 was $(65,213) (2002 - $(16,223); 2001 - $24,761), consisting of the values associated with the granting of options with an imputed weighted average fair value at the date of grant amortized on a straight-line basis over the vesting period of the option and net of any recovery of compensation expense previously recognized on unvested options of prior years. The options are valued using the Black-Scholes option pricing model with the following weighted average assumptions:
	2003	2002	2001

Risk-free interest rate	2.30%	3.21%	6.06%
Dividend yield	0.00%	0.00%	0.00%
Volatility factor of the expected market price
of the Company^s common shares	100.00%	100.00%	100.00%
Expected life of the options (months)	24	24	12 to 36

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

22. Reconciliation of Certain Differences Between U.S. and Canadian Generally Accepted Accounting Accounting Principles - Continued

  Under Canadian GAAP, no accounting recognition is given to the convertible preferred share warrants granted to noteholders in 2003, 2002 and 2001 (Note 10). Under US GAAP, the share purchase warrants would be valued in accordance with SFAS No. 123 using the Black-Scholes option pricing model with the following weighted average assumptions:
	2003	2002	2001

Risk-free interest rate	2.31%	4.76%	6.07%
Dividend yield	0.00%	0.00%	0.00%
Volatility factor of the expected market price
of the Company^s common shares	100%	100%	100%
Weighted average expected life of the options
(months)	12	12	12

  According to EITF 96-19, "Debtor^s Accounting for a Modification or Exchange of Debt Instruments", a restructuring will be considered an extinguishment of debt if the present value of the new debt instrument is substantially different from the old instrument. In this case, the difference between the fair value of the old debt instrument and the new instrument is recognized as a gain or a loss.

  Accordingly, loss on extinguishment of debts totalling $1,655,122, (2002 - $1,667,965; 2001 - $1,090,467) (based on a value of $0.17 per warrant; 2002 - $0.29; 2001 - $0.41) is charged to the Statement of Operations in 2003, 2002 and 2001, respectively.

  Under Canadian GAAP, no gain or loss is recorded on the extinguishment of debt for common shares and warrants issued by the Company (Note 12(a)). Under US GAAP, a gain or loss is recorded based on the difference between the net book value of the debt and the fair value of the common shares and warrants on the date of issuance. Such a gain or loss under US GAAP would be presented as loss on extinguishment of debt in the Statement of Operations. Under US GAAP, the total value of common shares and warrants issued in 2003 as an extinguishment of debt was $1,655,122 (2002 - $1,632,142) resulting in a net loss of $Nil (2002 - $394,642). The fair value of the common shares is based upon the trading price of the Company^s common shares on the issuance date of $0.05 (2002 - $0.16 and $0.17) per share. The warrants are valued using the Black Scholes option pricing model with the following weighted average assumptions:

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2003 and 2002

  22. Reconciliation of Certain Differences Between U.S. and Canadian Generally Accepted

  Accounting Principles - Continued

	2003	2002

Risk-free interest rate	2.31%	3.08%
Dividend yield	0.00%	0.00%
Volatility factor of the expected market price
of the Company^s common shares	100%	100%
Weighted average expected life of the options
(months)	12	12

  The value of the warrants based on the Black Scholes calculation using the above assumptions was $Nil (2002 - $494,642).

  During 2002, the Company early adopted Financial Accounting Standards Board Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 requires any gain or loss on early extinguishment of debt to be included in income from continuing operations instead of being classified as an extraordinary item. Accordingly, the Company has recorded in 2003 a loss totalling $1,655,122 (2002 - $2,062,607) on the early extinguishment of debt in continuing operations and the extraordinary losses of $Nil (2002 - $857,596; 2001 - $NIL), have been reclassified and are now included in continuing operations in the accompanying reconciliation between Canadian and US GAAP.

  The Company uses the term of the lease plus one renewal term to determine the amortization rate for leasehold improvements. Under U.S. GAAP the amortization rate cannot exceed the term of the lease. Accumulated amortization for leasehold improvements under US GAAP would be $1,348,488 (2002 - $1,599,688; 2001 - $1,329,990) rather than $934,693 (2002 - 799,844; 2001 - $664,995), and the current year amortization expense under US GAAP would be $Nil (2002 - $269,698; 2001 - $269,076) rather than $134,849 (2002 - $134,849; 2001 - $134,538).

  In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2002 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

22. Reconciliation of Certain Differences Between U.S. and Canadian Generally Accepted

Accounting Principles - Continued

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company^s previous business combinations were accounted for using the purchase method. As of March 31, 2003, the net carrying amount of goodwill is $NIL (2002 - $182,590) and other intangible assets is $2,362,489 (2002 - $3,228,471). Amortization expense during the year ended March 31, 2003 was $1,048,572 (2002 - $1,029,641; 2001 - $743,063).

  In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years after December 15, 2002 and, generally, is to be applied prospectively. The implementation of this new standard does not have a material effect on the Company^s financial statements.

  Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company is currently reviewing SFAS 146 to determine the impact upon adoption.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

  Reconciliation of Certain Differences Between U.S. and Canadian Generally Accepted Accounting Principles - Continued

  In December, 2002 the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The implementation of this new standard is not expected to have a material effect on the Company^s financial statements.

  In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends SFAS 133 by requiring that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and must be applied prospectively. The implementation of this new standard does not have a material effect on the Company^s financial statements.

  In May 2003, the FASB issued SFAS No. 150 "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 and must be applied prospectively by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The implementation of this new pronouncement is not expected to have a material effect on the Company^s financial statements.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

22. Reconciliation of Certain Differences Between U.S. and Canadian Generally Accepted Accounting Principles - Continued

The impact of these differences is as follows:
	2003	2002	2001

Net loss per Canadian GAAP	$(2,985,624)	$(3,390,900)	$(3,070,624)
Amortization of deferred costs, net
of development expenses during
the year (a)	141,629	324,008	324,006
Stock option compensation recovery (expense) (b)	(65,213)	16,223	(42,565)
Loss on extinguishment of debt (c)	(1,655,122)	(2,062,607)	(1,948,063)
Amortization of leasehold improvements (d)	(134,849)	(134,849)	(134,538)

Net loss and comprehensive loss
per U.S. GAAP	$(4,699,179)	$(5,248,125)	$(4,871,784)

	2003	2002	2001

Loss per share in accordance with US GAAP	$(0.07)	$(0.09)	$(0.10)

The impact of the above-noted differences on total shareholders' equity is as follows:
	2003	2002	2001

Shareholders' equity per Canadian GAAP	$(1,875,162)	$810,462	$2,883,862
Unamortized balance of deferred costs (a)	(9,855)	(151,484)	(475,792)
Accumulated amortization leasehold
improvements (d)	(934,693)	(799,844)	(664,995)

Shareholders' equity (capital deficit)
per US GAAP	$(2,819,710)	$(140,866)	$1,743,075