Form 20-F/A
period 2003-03-31
BIOTECH HOLDINGS LTD
filed 2004-04-05
CIK 1018153

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

  Yes

  No

We are filing this amended Form 20-F to include the reports of the former auditors for the years ended March 31, 2002 and March 31, 2001. These former auditors^ reports were inadvertently missed in the initial filing and we apologize for this omission.

As a result of the review of the financial statements by the former auditors, certain changes were made to the presentation. The most significant changes were as follows:

  Due from Related Parties was reclassified to long-term assets on the Consolidated Balance Sheets for both March 31, 2003 and 2002. Total assets were not affected by this modification.
  The Consolidated Statements of Cash Flows were modified with the following two changes:
    The reclassification of Due from Related Parties from current assets to long-term caused the changes in this asset to be reclassified as financing activities from operating activities. This change affected the statements for 2003 and 2002;
    The presentation of operating activities was modified to separate continuing operations from discontinued operations. All three years were modified with this change.
  There was no change to the Consolidated Statements of Operations or the Consolidated Statements of Changes in Shareholders^ Equity (Deficiency).

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

Fiscal year ended
March 31,

Revenues

Loss from continuing operations

Loss from discontinued operations including amortization of goodwill

Net loss for the year

Loss per share

Working Capital Deficiency

Total Assets

Long Term Debt

Total Liabilities

Shareholders^ Equity (deficiency)

Number of issued common shares at March 31

Dividends per share

2003 9,731 (1,588,204) (1,397,420) (2,985,624) (0.04) (1,990,582) 3,629,040 3,000,107 5,504,202 (1,875,162) 73,928,130 nil	2002 49,981 (1,960,624) (1,430,276) (3,390,900) (0.06) (1,029,444) 5,853,429 2,876,125 5,042,967 810,462 69,928,130 nil	2001 75,055 (1,574,889) (1,495,735) (3,070,624) (.06) (596,188) 7,189,483 2,584,276 4,305,621 2,883,862 59,366,332 nil	2000 74,019 (1,793,665) (1,442,008) (3,235,673) (.08) (856,622) 5,813,805 2,409,612 4,401,308 1,412,497 43,252,913 nil	1999 46,478 (1,244,810) (2,203,515) (3,448,325) (.10) (1,359,316) 6,410,571 1,688,275 3,832,401 2,578,170 37,252,913 nil

The figures below are presented in accordance with U.S. GAAP (expressed in Canadian Dollars).

Revenues

Net Loss

Loss per share

Working Capital Deficiency

Total Assets

Long Term Debt

Total Liabilities

Shareholders^ Equity (Deficiency)

Number of issued common shares at March 31

Dividends per share

Year ended March 31, 2003 9,731 (4,699,179) (.07) (1,990,582) 2,684,492 3,000,107 5,504,202 (2,819,710) 73,928,130 nil	Year ended March 31, 2002 49,981 (5,248,125) (.09) (1,029,444) 4,902,101 2,876,125 5,042,967 (140,866) 69,928,130 nil	Year ended March 31, 2001 75,055 (4,871,784) (.10) (596,188) 6,048,696 2,584,276 4,305,621 1,743,075 59,366,332 nil	Year ended March 31, 2000 74,019 (3,736,167) (.09) (856,622) 4,483,850 2,409,612 4,401,308 82,542 43,252,913 nil	Year ended March 31, 1999 46,4788 (3,033,727) (0.09) (1,359,316) 4,643,295 1,688,275 3,832,401 810,894 37,252,913 nil

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

Pharmaceutical and biological products intended for therapeutic or prophylactic use for humans are governed by the FDA in the United States, by the Health Protection Branch ("HPB") in Canada and by comparable agencies in other countries. For most of these products, the regulations require extensive clinical trials and other testing and government review and final approval prior to marketing the product. This procedure is likely to take a number of years and involves the expenditure of substantial resources. For example, before obtaining regulatory approval for the commercial sale of DIAB II in Canada and the United States, the Company must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious. The results from the Company^s preclinical studies and early clinical trials may not be predictive of results obtained in large-scale clinical trials, and there can be no assurance that the Company^s or its collaborators^ clinical trials will demonstrate safety and efficacy even though the results indicating safety and efficacy were achieved in human clinical trials results in China. There can be no assurance that regulatory approval will be received for any countries other than China. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. In addition, government regulations specify standards for manufacturing and marketing pharmaceutical products. Any failure by the Company or its collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals, could adversely affect the marketing of DIAB II and its ability to receive product or royalty revenue. There can be no assurance that DIAB II will be approved by the FDA, HPB or any other government agency on a timely basis, if at all.

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

The net loss from continuing operations for the year was $1,588,204 a 19% decrease from the $1,960,624 loss in 2002. Operating expenses included $759,226 (2002: $929,207) amortization expenses. The continuing operations used $640,250 (in 2002 it provided $126,440) in cash in the year.

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

Operating expenses from continuing operations increased from $1,625,741 to $1,924,591 ($298,850 or 18.4%). Amortization expense was increased by $273,981 due to the full years amortization of the Company^s purchase of the additional 25% interest in the non-Asian manufacturing and marketing rights of DIAB II in December 2000. General and Administrative expenses, which is included in the operating expenses, decreased from $491,862 to $423,526.

The net loss from continuing operations for the year was $1,960,624 a $385,735 (24.5%) increase over the $1,574,889 in 2001. Operating expenses included $929,207 (2001: $655,226) amortization expenses. The continuing operations provided $126,440 (2001 it used $1,376,455) in cash in the year.

The provision for doubtful accounts was increased from $45,000 in 2001 to $55,000 in 2002. The bad debts expense in 2002 was $10,000.

As the Company has consistently had net losses and negative cash flow from its operations, the Company has had to raise funds regularly to meet its cash requirements. The Company has maintained its cash flow through its Noteholders and through private placements. Subsequent to March 31, 2002, the Note-holders extended the due date of the notes with the Company by issuing preferred share warrants. Management believes it is highly probable that it will continue to meet its current cash requirements through debt and equity financing.

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

Auditors^ Report

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

Consolidated Balance Sheets as of fiscal years ended 31 March 2003 and 2002

Consolidated Statements of Loss and Deficit for the fiscal years ended 31 March 2003, 2002 and 2001

Consolidated Statements of Changes in Shareholders^ Equity for the fiscal years ended 31 March 2003, 2002 and 2001

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

    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date _29 September, 2003 Biotech Holdings Ltd.

/s/ Robert B. Rieveley

__________________________

Robert B. Rieveley, President

and Chief Executive Officer

Biotech Holdings Ltd.

Consolidated Financial Statements

For the years ended March 31, 2003 and 2002

(Expressed in Canadian Dollars)

Biotech Holdings Ltd.

Consolidated Financial Statements

For the years ended March 31, 2003 and 2002

(Expressed in Canadian Dollars)

Contents

Auditors^ Reports 2

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences 3

Consolidated Financial Statements

Balance Sheets 4

Statements of Operations 5

Statements of Changes in Shareholders^ Equity (Deficiency) 6

Statements of Cash Flows 7

Summary of Significant Accounting Policies 8 - 10

Notes to the Financial Statements 11 - 32

Auditors^ Report

To the Shareholders of

Biotech Holdings Ltd.

We have audited the Consolidated Balance Sheet of Biotech Holdings Ltd. as at March 31, 2003 and the Consolidated Statement of Operations, Changes in Shareholders^ Equity (Deficiency) and Cash Flows for the year then ended. These consolidated financial statements are the responsibility of the Company^s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

/s/ SADOVNICK TELFORD + SKOV

Sadovnick Telford + Skov

Chartered Accountants

Vancouver, British Columbia

August 13, 2003

Comments by Auditors for U.S. Readers

On Canada-U.S. Reporting Differences

To the Shareholders of

Biotech Holdings Ltd.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company^s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated August 13, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors^ report when these are adequately disclosed in the financial statements.

/s/ SADOVNICK TELFORD + SKOV

Sadovnick Telford + Skov

Chartered Accountants

Vancouver, British Columbia

August 13, 2003

BDO Dunwoody LLP 600 Park Place

Chartered Accountants 666 Burrard Street

Vancouver, BC, Canada V6C 2X8

Telephone: (604) 688-5421

Telefax: (604) 688-5132

E-mail: vancouver@bdo.ca

www.bdo.ca

Auditors^ Report

To the Shareholders of

Biotech Holdings Ltd.

We have audited the Consolidated Balance Sheet of Biotech Holdings Ltd. as at March 31, 2002 and the Consolidated Statements of Operations, Changes in Shareholders^ Equity and Cash Flows for the years ended March 31, 2002 and 2001. These financial statements are the responsibility of the Company^s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and the results of its operations and its cash flows for the years ended March 31, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia

August 2, 2002

BDO Dunwoody LLP 600 Park Place

Chartered Accountants 666 Burrard Street

Vancouver, BC, Canada V6C

Telephone: (604) 688-5421

Telefax: (604) 688-5132

E-mail: vancouver@bdo.ca

www.bdo.ca

Comments by Auditors for U.S. Readers

On Canada-U.S. Reporting Differences

To the Shareholders of

Biotech Holdings Ltd.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company^s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated August 2, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors^ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia

August 2, 2002

Biotech Holdings Ltd.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)
March 31,	2003	2002
Assets

Current
Cash	$17,611	$50,696
Accounts receivable (net of allowance for doubtful
accounts $33,137 (2002: $55,000)	24,269	270,412
Inventory (Note 3)	82,153	630,891
Deposits and prepaid expenses	0	4,779
	124,033	956,778

Due from related parties (Note 2)	194,740	90,310

Capital assets
Continuing operations (Note 4)	2,226,576	2,821,248
Held for resale (Note 21)	1,073,836	1,370,821

Formulations and deferred costs (Note 5)	9,855	431,682

Goodwill, net of accumulated amortization
of $Nil (2002 - $139,710) and write-off of $182,590
(2002 - $Nil) (Note 6)	0	182,590

	$3,629,040	$5,853,429

Liabilities and Shareholders^ Equity (Deficiency)
Liabilities
Current
Accounts payable and accrued liabilities (Note 21)	$1,719,507	$1,620,373
Promissory notes (Note 7)	91,837	83,751
Due to related parties (Note 8)	544,751	314,718
Loan payable (Note 9)	148,000	148,000

	2,504,095	2,166,842

Note payable (Note 10)	224,343	2,876,125

Due to related parties (Note 11)	2,775,764	0

	5,504,202	5,042,967
Shareholders^ equity (deficiency)
Share capital (Note 12)	21,869,798	21,569,798
Deficit	(23,744,960)	(20,759,336)

	(1,875,162)	810,462

	$3,629,040	$5,853,429

Commitments (Note 15)

Contingencies (Note 16)

Subsequent events (Note 21)

Approved by the Board: /s/ Robert Rieveley Director

/s/ Gale Belding Director

Biotech Holdings Ltd.

Consolidated Statements of Operations

(Expressed in Canadian Dollars)
For the years ended March 31	2003	2002	2001

Sales	$9,731	$49,981	$75,055
Cost of sales	40,134	86,014	44,226

Gross profit	(30,403)	(36,033)	30,829

Expenses
Amortization	759,226	929,207	655,226
Drug research costs (Note 18)	46,135	159,140	81,654
General and administrative	360,403	423,526	491,862
Interest - long-term debt	272,122	267,394	241,722
- current debt and other	370	946	2,290
Professional fees	47,879	54,707	64,639
Rent, utilities and maintenance	71,666	89,671	88,348

	1,557,801	1,924,591	1,625,741

Loss from continuing operations	(1,588,204)	(1,960,624)	(1,594,912)

Non-controlling interest share of loss	0	0	20,023

Loss before the under-noted items	(1,588,204)	(1,960,624)	(1,574,889)

Loss from discontinued operations
- results of operations (Note 20)	(684,667)	(1,397,940)	(1,463,399)
- Write-down of assets(Note 20)	(712,753)	0	0
-- Amortization of goodwill	0	(32,336)	(32,336)

Net loss for the year	$(2,985,624)	$(3,390,900)	$(3,070,624)

Basic and diluted loss per share
From continuing operations	$(0.02)	$(0.04)	$(0.03)

From discontinued operations	$(0.02)	$(0.02)	$(0.03)

Weighted average outstanding shares	71,785,664	61,436,980	48,736,041

Biotech Holdings Ltd.

Consolidated Statements of Changes in Shareholders^ Equity (Deficiency)

(Expressed in Canadian Dollars)

For the years ended March 31, 2003, 2002 and 2001
					Total
				Total
	Share	Capital		Shareholders^
	Shares	Amount	Deficit	Equity (Deficiency)

Balance, March 31, 2000	43,252,913	$15,710,309	$(14,297,812)	$1,412,497
Shares issued for:
Private placements	7,500,000	2,302,500	0	2,302,500
Acquisition of DIAB II Rights
(Note 12(e))	8,613,419	2,239,489	0	2,239,489
Net loss	0	0	(3,070,624)	(3,070,624)

Balance, March 31, 2001	59,366,332	20,252,298	(17,368,436)	2,883,862

Shares issued for:
Private placements (Note 12(a))	10,561,798	1,317,500	0	1,317,500
Net loss	0	0	(3,390,900)	(3,390,900)

Balance, March 31, 2002	69,928,130	21,569,798	(20,759,336)	810,462

Shares issued for:
Private placements (Note 12(a))	4,000,000	300,000	0	300,000
Net loss	0	0	(2,985,624)	(2,985,624)

Balance March 31, 2003	73,928,130	$21,869,798	$(23,744,960)	$(1,875,162)

Biotech Holdings Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)
For the years ended March 31	2003	2002	2001

Cash provided by (used in)

Operating activities
Net loss from continuing operations	$(1,588,204)	$(1,960,624)	$(1,574,889)
Items not involving cash
Amortization	759,226	929,207	655,226
Non-controlling interest share of loss	0	0	(20,023)
Changes in non-cash working capital balances
Accounts receivable	8,716	(18,536)	29,076
Inventory	43,600	82,366	(9,169)
Accounts payable and accrued liabilities	136,412	34,753	(456,676)

Net cash (used in) operating activities from
continuing operations	(640,250)	(932,834)	(1,376,455)

Cash flows from discontinued operations	50,706	(675,214)	(963,332)

Net cash (used in) operating activities	(589,544)	(1,608,048)	(2,339,787)

Financing activities
Due to related parties	2,775,764	13,793	(44,301)
Due from related parties	(104,430)	(90,310)	0
Repayment of equipment loan	0	(27,531)	(27,531)
Reduction of notes payable	(2,545,731)	0	0
Issuance of notes payable	332,068	1,619,659	1,745,160
Issuance of common shares	100,000	80,000	742,500
	557,671	1,595,611	2,415,828
Investing activities
Acquisition of capital assets	(1,212)	(3,719)	(35,135)
Formulations and deferred costs	0	(18,555)	(100,174)
	(1,212)	(22,274)	(135,309)
(Decrease) in Cash	(33,085)	(34,711)	(59,268)

Cash, beginning of year	50,696	85,407	144,675

Cash, end of year	$17,611	$50,696	$85,407

Supplementary Information
Interest paid	$14,474	$29,687	$27,291

Non-cash investing and financing activities
Acquisition of interest in DIAB II
for shares (Note 12(e))	$0	$0	$2,239,489
Settlement of notes payable through the
Issuance of shares (Note 12(a))	$200,000	$1,237,500	$1,560,000

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

The Corporation follows the accounting recommendations published by the Accounting Standards Board (AcSB) relating to stock-based compensation and other stock-based payments made in exchange for goods and services. Under GAAP, certain stock-based compensation arrangements may be accounted for using the fair value based method or treated as capital transactions with no compensation charge to income.. The Company has elected to account for its stock-based compensation as capital transactions.

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

Included in promissory notes is an unsecured note of $71,837 (2002 - $63,751) bearing interest at 12% per annum and a non-interest bearing unsecured note of $20,000 (2002 - $20,000). These notes have no fixed terms of repayment. Interest charges in 2003 on the interest-bearing note were $8,086 (2002 - $7,175).

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

a) Private Placements

During the year ended March 31, 2003, the Company completed with third party investors ("the Investors") a $100,000 private placement of 2,000,000 common shares by settlement of secured debt (Note 11). The Investors also received 2,000,000 warrants to acquire common shares at $ 0.10 per share, expiring on May 15, 2003. Also during the year ended March 31, 2003, the Company issued 2,000,000 common shares for the reduction of $200,000 in outstanding debt.

During the year ended March 31, 2002, the Company completed with third party investors ("the 2002 Investors") a $1,237,500 (2001 - $1,560,000) private placement of 10,000,000 (2001 - 3,000,000) common shares by settlement of secured debt (Note 11). The 2002 Investors also received 3,000,000 warrants to acquire common shares at $ 0.17 per share, expiring on October 16, 2003 and 4,000,000 warrants to acquire common shares at $ 0.16 per share, expiring on January 2, 2004. Also during the year ended March 31, 2002, the Company issued 561,798 common shares and 561,798 warrants to acquire common shares at $0.14 per share expiring on August 18, 2003 for $80,000 cash.
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

Major Customers

Two customers from the discontinued operations accounted for 61% of total sales during the year ended March 31, 2003 (2002 - 39%; 2001 - 28%) and for 29% of total receivable as of March 31, 2003 (2002 - 29%). Revenues as a percent of total Company sales by each major customer were Overwaitea Food Group 31% of total sales (2002 - 20%; 2001 - 15%) and London Drugs Limited 30% (2002 - 19%; 2001 - 13%)

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

As a result of impairment of certain assets, the following were written down:

Inventory	$278,345
Capital assets	102,260
Formulations and deferred costs	149,558
Goodwill	182,590

$712,753

The remaining assets and liabilities of the discontinued operations at March 31, 2003 are as follows:
	2003	2002

Current assets	$114,395	$850,519
Capital assets	1,073,836	1,370,821
Formulations and deferred costs	0	282,491
	1,188,231	2.503,831
Less: current liabilities	(580,241)	(617,522)

	$607,990	$1,886,309

Revenue for the year ended March 31, 2003 from the discontinued operations was $1,124,476, (2002 - $1,543,699; 2001 - $1,767,569) resulting in a loss of $684,667 (2002 - $1,397,940; 2001 - $1,463,399).

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

b) Under Canadian GAAP, stock options are treated as capital transactions with no compensation charge to income.

Under US GAAP, the Company applied Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretation No. 44 in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. For the year ended March 31, 2003, an expense totaling $Nil (2002 - $Nil) was recorded in respect to options granted to employees. For the year ended March 31, 2003, the exercise price of the stock options is greater than the market price of the underlying common shares on the grant date. Stock options that have been modified to reduce the exercise price are accounted for as variable.

Also under US GAAP, Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", allows companies to either expense the estimated fair value of stock options, or to follow the intrinsic value method set forth in APB Opinion No. 25. Had compensation cost been determined based on the fair value method as prescribed in FAS 123, then values assigned to these options are amortized on a straight-line basis over the period from the grant date to the date the options vest. For the years ended March 31, 2003, 2002 and 2001, compensation expense (recovery) recorded under SFAS No. 123 was $65,213 (2002 - $(16,223); 2001 - $24,761), consisting of the values associated with the granting of options with an imputed weighted average fair value at the date of grant amortized on a straight-line basis over the vesting period of the option and net of any recovery of compensation expense previously recognized on unvested options of prior years. The options are valued using the Black-Scholes option pricing model with the following weighted average assumptions:
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

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

22. Reconciliation of Certain Differences Between U.S. and Canadian Generally Accepted Accounting Principles - Continued

The impact of these differences is as follows:
	2003	2002	2001

Net loss per Canadian GAAP	$(2,985,624)	$(3,390,900)	$(3,070,624)
Amortization of deferred costs, net
of development expenses during
the year (a)	141,629	324,008	324,006
Stock option compensation recovery (expense) (b)
- Employees and Directors	0	0	(17,804)
- Non-employees	(65,213)	0	(24,761)
- Non-employees forfeitures	0	16,223	0
Loss on extinguishment of debt (c)
- Convertible preferred share warrants	(1,655,122)	(1,667,965)	(1,090,467)
- Common shares and warrants	0	(394,642)	(857,596)
Amortization of leasehold improvements (d)	(134,849)	(134,849)	(134,538)

Net loss and comprehensive loss
per U.S. GAAP	$(4,699,179)	$(5,248,125)	$(4,871,784)

	2003	2002	2001

Loss per share in accordance with US GAAP	$(0.07)	$(0.09)	$(0.10)

The impact of the above-noted differences on total shareholders^ equity is as follows:
	2003	2002	2001

Shareholders^ equity per Canadian GAAP	$(1,875,162)	$810,462	$2,883,862
Unamortized balance of deferred costs (a)	(9,855)	(151,484)	(475,792)
Accumulated amortization leasehold
improvements (d)	(934,693)	(799,844)	(664,995)

Shareholders^ equity (capital deficit)
per US GAAP	$(2,819,710)	$(140,866)	$1,743,075