Form 20-F/A
period 2003-03-31
BIOTECH HOLDINGS LTD
filed 2004-05-21
CIK 1018153

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

(Translation of Registrant's name into English)

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

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

  Yes

  No

We are filing this second amended Form 20-F which includes the following changes:

Our Former auditors have dual dated their audit report and their comments by auditors for U.S. Readers because the prior years^ financial statements have been restated to separately reflect the results of continued operations and discontinued operations.

Note 20 (c) has been added to accommodate the dual dating.

Our current auditors have reviewed this 20F and concur with the amendments made to the original filing.

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

The Company's last fiscal period ended March 31 of the current year. All fiscal periods are for the full year. The following table is a summary of certain selected financial information of the Company, in accordance with Canadian GAAP, for the Company's most recently completed fiscal period and for the four preceding fiscal periods of the Company:

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

Exchange Rate Information

The Company's accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

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

The Company's head office and principal office are located at #160 - 1501 Shell Road, Richmond, British Columbia, V6X 2W2, Telephone No. (604) 295-1119, and the registered office of the Corporation is located at 1000, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

The Company's discussion of its anticipated future operations and the other forward looking statements contained in this Form 20-F involve a number of material risks and uncertainties. In addition to the factors specifically discussed in context hereafter, factors that could cause actual results to differ materially are regulatory requirements imposed upon the Company's lines of business, international political instability and changes in economic conditions, advances in development of competing products, the Company's ability to acquire protection for its intellectual property rights, and its ability to obtain financing on acceptable terms when and as required.

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

  In January, 1995 the Company identified Biotech Holdings Inc. ("Holdings") as a potential acquisition. On December 14, 1995 the Company's shareholders approved the acquisition of all of the issued and outstanding shares of Holdings in exchange for 15 million shares issued to the shareholders of Holdings. The share issuance occurred after giving effect to a 2:1 consolidation in the issued and outstanding share capital of the Company. Upon completion of the purchase, Holdings became a wholly-owned subsidiary of the Company. The Company continues to operate as the holding company for Holdings and the Company^s other subsidiaries and undertakes no operational activities with the exception of financing.

  On December 14, 1995 the shareholders approved the Company's name change to Biotech Holdings Ltd. to reflect its corporate direction in the biotechnology field.

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

Sales and Revenue Activity Analysis

During the past three fiscal years, sales and revenue from the distribution of the Company's personal care products and from the sale of DIAB II in China, have had the following distribution amongst activities and geographic markets:
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

Volkspharm Healthcare Incorporated

Volkspharm Healthcare Incorporated ("Volkspharm") is a private company incorporated under the laws of British Columbia on November 2, 1993, of which the President of the Company, Robert B. Rieveley, is a director. 314202 B.C. Ltd., a 100% subsidiary of the Company, holds a 37.5% interest in Volkspharm and has the right to appoint 50% of the board of directors of Volkspharm. Volkspharm owns 51% of the share capital of Volque and the right to appoint 50% of the board of directors of Volque. Pursuant to an agreement between 314202 B.C. Ltd. and Volkspharm, Robert B. Rieveley (the Company's President) or his appointee must be appointed by Volkspharm as one of the directors of Volque.

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

For accounting purposes Volque is considered to be a subsidiary of the Company. As a result of the Company's 40% direct interest in Volque and the acquisition of 314202 (see above), the Company now directly and indirectly holds 59.125% of the share capital of Volque and the right to appoint 2 of the 6 members of the Board of Directors of Volque.

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

The Alberta Stock Exchange^s approval of the acquisition of Holdings by Conserve, as the Company's Major Transaction, was conditional upon the Company raising $1.8 million to finance on-going operations. On April 30, 1996, Wenroth Limited ("Wenroth") and Penne Investment Services Ltd. ("Penne"), both British Virgin Islands companies which are unaffiliated with the Company, purchased 100% of a $1.8 million private placement for cash paid to the Company. The private placement units consisted of one common share of the Company at a purchase price of $.30 and one common share purchase warrant for the purchase of an additional common share for $.30 before May 1, 1998. Following completion of this placement the ASE granted full listing status to the Company.

On July 15, 1996, the Company acquired a 40% direct interest in Volque, for total potential consideration of $1.4 million, these funds being expended to acquire shares and provide marketing support. The consideration was to be paid over twelve months with the first $200,000 paid on August 20, 1996. The remaining payments were subject to certain performance criteria. Because of Volque's sales performance, only $510,000 total consideration was paid for the acquisition. The purchase funds were used by Volque to finance the initial marketing costs to establish sales of a new drug for the treatment of Type II diabetes.

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

Although an approval has been received to market DIAB II in China and in Peru (during the 2001 fiscal year), there can be no assurance supplemental clinical trials will demonstrate the required efficacy to obtain approval in other countries. Failure to successfully complete the existing clinical trials or other clinical trials contemplated on a timely basis could have a material adverse effect on the Company's future business, financial condition and results of operations.

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

History and Structure of the DIAB II Joint Venture in China

DIAB II was discovered by Dr. Ping Sun as a result of his own research in Canada. In order to obtain the necessary resources to develop DIAB II into a commercial product, Dr. Sun assigned the rights to the product patent to Volkspharm Healthcare, a company of which he is President and a director, which then continued the development of DIAB II in China. The clinical trials required to obtain approval to market DIAB II were conducted and funded in China by North China Xin Xing Pharmaceuticals Co., of China ("Xin Xing"), a company that was controlled by the People's Army. In the process of the clinical trials, in July 1994, Volkspharm signed a Joint Venture Agreement with Xin Xing to create Volque to develop and market new drugs.

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

Manufacturing of the Drug

DIAB II is a pressed tablet that is coated and then packaged in a blister-pack form for distribution. In order to safe-guard the proprietary information of the drug, the active ingredient in the drug is manufactured at the Company's facility in Richmond, British Columbia and then shipped to China for tableting. The tableting and packaging of the drug in China is being undertaken on a contract basis by an unaffiliated manufacturer. There is some risk at this time due to the dependence on a single manufacturer for tablet production, as the manufacturing approval is linked to the manufacturer.

Although the current manufacturer has adequate excess capacity to meet demand in the short term, it is Volque's intention to acquire an existing validated manufacturing facility in China when financing becomes available in order to place the manufacturing of DIAB II tablets entirely under the control of Volque.

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

That regimen involves the close monitoring of a patient's diet to reduce calorie intake in order to decrease blood sugar (glucose) levels. However, complications arise due to the difficulty in monitoring the patient's diet in order to achieve satisfactory blood sugar, nutrient and energy levels; similarly, as IGT and NIDDM severity increases, the treatment has decreased effectiveness.

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

The Market in China and Asia Countries

Volque's Articles provide that it is the Company's objective to attain a ratio of 30/70 between sales inside and outside of China. Although this objective is currently not achievable due to the necessity for approvals to be obtained for Asia Countries other than China, the management of Volque expect that long-run sales ratios will achieve a 70% export ratio. This 30/70 objective was incorporated in the joint venture in order to take advantage of preferential tax treatment afforded export companies under Chinese law. In 1994, "Export Oriented" enterprises received a 50% tax reduction of their Chinese tax liabilities in any year in which they exported 70% or more of their total production value. The tax law has been modified since that time and consequently this tax treatment is no longer available. As this 30/70 is still a long-term objective of Volque, the articles have not been revised.

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

It is the Company's policy to defer all costs that relate to the development of new products where management is satisfied as to the technological, commercial and financial viability of individual products. These costs are amortized on a straight-line basis over a five year period.

During the past three fiscal years the Company has capitalized the following amounts to Deferred Development costs:

Fiscal 2003 Fiscal 2002 Fiscal 2001	$ nil $ nil $ nil

During the last four fiscal years, the emphasis of the Company has been on re-financing to support the manufacturing and marketing of DIAB II. Laboratory staff have continued with research, the costs of which are expensed in the year in accordance with Company policy. Research on DIAB II was conducted in Canada up to the 1994 fiscal year. Following that time the balance of clinical trial work was completed in China through Volque and, therefore, the cost of that work is not reflected in the Company's statements. During the 1997 fiscal year the company capitalized costs related to obtaining the approval to manufacture and market DIAB II in China as well as the costs associated with developing a licensee for the North American and European markets. Subsequent to 1997, there were no significant costs relating to drug development in China.

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

No assurance can be given that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect the Company's technology. In addition, no assurance can be given that patents issued or licensed by the Company will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. The commercial success of the Company will also depend in part on the Company or any of its affiliates not infringing patents or proprietary rights of others and not breaching the licenses granted to the Company.

Although the Company is presently unaware of the need for or risk of any such action, litigation, which could result in substantial cost to the Company, may also be necessary to enforce any patents issued to the Company and/or Volkspharm or to determine the scope and validity of other parties^ proprietary rights, which may affect the Company's products and technology. If the outcome of any such litigation is adverse to the Company, the Company's business could be materially affected. To determine the priority of invention, the Company and/or Volkspharm may also have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost to the Company.

Patent protection is provided in the People's Republic of China "PRC" through the Patent Law of the People's Republic of China of 1984 ("PRC Patent Law"). For a discussion of the differences between U.S. and PRC patent law, please refer to the Company^s Registration Statement previously filed with the March 31, 1996 Form 20F.

There has been, and the Company believes that there may be in the future, significant litigation in the industry regarding patent and other intellectual property rights and that, if the Company becomes involved in such litigation, it could consume substantial resources. Significant legal issues frequently arise regarding the extent to which patent protection is afforded in the pharmaceutical field. The Company, therefore, also relies upon trade secrets, know-how, and continuing technological advancement to develop and maintain its competitive position. Disclosure and use of the Company's know-how is generally controlled in part under confidentiality agreements with the parties involved. In addition, the Company has confidentiality agreements or non-disclosure agreements with certain of its key employees, consultants, officers and directors. There can be no assurance, however, that all confidentiality agreements will be honored, that others will not independently develop equivalent technology, that disputes will not arise as to ownership of intellectual property, or that disclosure of the Company's trade secrets will not occur. Furthermore, there can be no assurance that others have not obtained or will not obtain patent protection that will exclude the Company from using its trade secrets and confidential information. Non-disclosure or confidentiality agreements would be difficult and expensive to enforce, and may not be upheld by the courts, especially those of foreign nations. Inability to protect any patents or enforce its non-disclosure or confidentiality agreements, especially in foreign countries where much of the Company's business may be established, could enable others to take advantage of the Company's technology without compensation, causing it substantial economic loss.

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

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by the Company's competitors will not be more effective, or be more effectively marketed and sold, than any that may be developed by the Company. Competitive products may render the Company's products obsolete and non-competitive prior to the Company's recovering research, development or commercialization expenses incurred with respect to any such products. The Company's competitors include major pharmaceutical, diagnostic, chemical and biotechnology companies, many of which have financial, technical, and marketing resources significantly greater than those of the Company. Many of the Company's existing or potential competitors, particularly large pharmaceutical companies, also have significantly greater experience than the Company in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining FDA and other regulatory approvals, and manufacturing and marketing such products. Accordingly, the Company's competitors may succeed in commercializing products more rapidly or effectively than the Company, which could have a material adverse affect on the Company's business, financial condition or results of operations.

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

For DIAB II, an important factor in competition may be the timing of market introduction of the Company's or competitors^ products. Accordingly, the relative speed with which the Company's competitors can develop products, complete the clinical trials and approval processes, and supply commercial quantities of the product to the market are key factors for competitiveness. The Company's competition will be determined in part by the potential indications for which the Company's products receive approval by regulatory authorities. The development by competitors of new treatment methods for diabetes could render the Company's drug non-competitive or obsolete. The Company expects that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability, price and intellectual property protection.

The Company's competitive position also depends upon its ability to secure market acceptance for DIAB II. There can be no assurance that DIAB II will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of DIAB II, and the establishment and demonstration of the potential advantages over existing and new treatment methods and reimbursement policies of government and third party payors. There can be no assurance that physicians, patients, payors or the medical community in general will accept and utilize DIAB II. Additionally, the Company's competitive position depends upon its ability to attract and retain qualified personnel, obtain patent or other proprietary protection, establish collaborative relationships and secure manufacturing.

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

Government Regulation

Regulation by governmental authorities in Canada, the United States and other countries is a significant factor in the production and marketing of DIAB II and the Company's ongoing research and development activities. DIAB II has received approval for sale in China. However, manufacturing DIAB II in Canada for export markets requires the establishment of a facility that meets Health Protection Branch validation standards. In the year ended March 31, 2000, the Company received a facilities number from the Canadian Health Protection Branch for the manufacture of pharmaceutical products in its Richmond, B. C. plant. As the process of setting up manufacturing and packaging can be protracted, manufacturing is presently being undertaken in China. Approval has not been received in Canada or the United States to market DIAB II in either of these markets.

The drug approval procedure in China is set out as a guide to the applicant for new drug approval in China. For a discussion of the approval process in China and comparison to the United States, see "Government Regulation" in the Company^s Registration Statement, previously filed with the March 31, 1996 Form 20F.

Pharmaceutical and biological products intended for therapeutic or prophylactic use for humans are governed by the FDA in the United States, by the Health Protection Branch ("HPB") in Canada and by comparable agencies in other countries. For most of these products, the regulations require extensive clinical trials and other testing and government review and final approval prior to marketing the product. This procedure is likely to take a number of years and involves the expenditure of substantial resources. For example, before obtaining regulatory approval for the commercial sale of DIAB II in Canada and the United States, the Company must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious. The results from the Company's preclinical studies and early clinical trials may not be predictive of results obtained in large-scale clinical trials, and there can be no assurance that the Company's or its collaborators' clinical trials will demonstrate safety and efficacy even though the results indicating safety and efficacy were achieved in human clinical trials results in China. There can be no assurance that regulatory approval will be received for any countries other than China. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. In addition, government regulations specify standards for manufacturing and marketing pharmaceutical products. Any failure by the Company or its collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals, could adversely affect the marketing of DIAB II and its ability to receive product or royalty revenue. There can be no assurance that DIAB II will be approved by the FDA, HPB or any other government agency on a timely basis, if at all.

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

International Operations

It is management's intention that marketing of DIAB II will be conducted through a partnership with either local distributors or through the creation of a strategic alliance with a large multi-national pharmaceutical company. To that end, management of the Company has had preliminary discussions with a number of multi-national corporations. These discussions have involved licensing of the product for distribution in selected areas of the world. The Company has also received a number of enquiries from distribution firms around the world with respect to the licensing of this drug.

Most of the Company's sales of DIAB II are expected to be made in international markets. The Company will require regulatory approval prior to undertaking sales activity in a particular country, and at present such approval has been obtained only in China. See "Sale of DIAB II Outside of Asia Countries", above. Sales of DIAB II in international markets are subject to certain risks common to such sales, including government regulation, export and import license requirements, risks of tariffs or trade barriers and political and economic instability. There can be no assurance that these risks will not materially adversely affect the Company in the future.

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

The Company expects a significant portion of its revenue and operational income to result from sales of DIAB II in China, and Volque's Articles state that its marketing in China and in foreign markets will progressively attain a 30/70 ratio. In addition, the Company is currently using a third party contractor in China to mix, tablet and package DIAB II for distribution in China and some surrounding countries. It is management's intention to continue to produce the active ingredient in DIAB II at its production facility in Richmond, British Columbia, Canada, to minimize the risk of "pirating" of the formulation.

Volque anticipates claiming certain benefits under The Income Tax Law of the People's Republic of China for Enterprises with Foreign Investments and Foreign Enterprises. Under that law, Volque will not pay income tax for the first two years starting with the first year that Volque is profitable after writing off all accumulated losses, and thereafter, will pay one-half of the regular rate (ie 16.5% rather than 33%) for an additional three years. However, there is no assurance that this preferential tax status may not be withdrawn or reduced, adversely affecting the net income and cash flows to the Company.

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

In the United States and Canada there have been, and the Company expects there will continue to be, a number of federal and state or provincial proposals to implement similar government price control. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. While the Company cannot predict whether such legislative or regulatory proposals will be adopted or the effects of such proposals or managed care efforts on its business, the announcement of such proposals and the adoption of such proposals or efforts could have a material adverse affect on the Company's business and financial condition. Further, to the extent such proposals or efforts have a material adverse effect on other pharmaceutical companies that are prospective corporate partners for the Company, the Company's ability to establish a strategic alliance may be adversely affected. In addition, in Canada and the United States and elsewhere, sales of prescription pharmaceuticals are dependent, in part, on the availability to the consumer of third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. To the extent that the Company succeeds in bringing products to market, there can be no assurance that these products will be considered cost-effective and that reimbursement to consumers will be available or will be sufficient to allow the Company to sell its products on a competitive basis.

In Mexico, where the Company is planning to introduce the Sucanon (DIAB II) diabetes product in fiscal 2004, sales will be conducted by one or more Mexican sales groups. Sales by such groups may include sales that are reimbursed, wholly or in part, by private or government health plans.

Product Liability

The use of any of the Company's products in clinical trials, and the sale of any approved products, may expose the Company to liability claims resulting from the use of its products. These claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling such products. The Company currently has liability insurance which includes all products sold by the Company in Canada and the United States. The Company's product liability insurance does not cover liability claims with respect to clinical trial products or for any product sold by Volque. There can be no assurance that the Company will be able to obtain or maintain sufficient, commercially reasonable product liability insurance for any products approved for marketing. A product liability claim brought against the Company could have a material adverse effect on its business, financial condition or results of operations.

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

Sales and Administration Office

The sales and administration office is a 2,600 square foot leased premises located in Richmond, BC, a suburb of Vancouver. The use of this office is expected to be meet the Company's requirements at least for the next three years.

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

B. Liquidity and Capital Resources

As referred to previously, the Company has incurred operating losses in each of the last three fiscal years and has an accumulated deficit of $23,744,960 and a Shareholders^ Deficiency of $1,875,162 at March 31, 2003. These factors, among others, raise substantial doubt about the Company's ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company's ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

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

It is the Company's policy to defer all costs that relate to the development of new products where management is satisfied as to the technological, commercial and financial viability of individual products. Unamortized costs are amortized on a straight-line basis over a five year period.

During the past three fiscal years the Company did not capitalize any amounts to Deferred Development costs:

During the last four fiscal years, the emphasis of the Company has been on re-financing to support the manufacturing and marketing of DIAB II. Laboratory staff have continued with research, the costs of which are expensed in the year in accordance with Company policy. Research on DIAB II was conducted in Canada up to the 1994 fiscal year. Following that time the balance of clinical trial work was completed in China through Volque and, therefore, the cost of that work is not reflected in the Company's statements. During the 1997 fiscal year the company capitalized costs related to obtaining the approval to manufacture and market DIAB II in China as well as the costs associated with developing a licensee for the North American and European markets. Subsequent to 1997, there were no significant costs relating to drug development in China.

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

B. Compensation of Directors and Officers

The Company has three executive officers, Mr. Rieveley, Mrs. Belding and Mr. Brown (since June 1999). See "Directors and Officers of Company" above.

The compensation paid to the Company's directors, officers and senior management during the fiscal period ended March 31, 2003 was $262,800.

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

Dividend Policy

The Company has not paid dividends on the common shares in any of its last three fiscal years. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

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

The following summarizes the high and low prices and the combined trading volume of the Company's common shares on the TSX Venture Exchange:

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

The following summarizes the high, low and closing prices of the Company's common shares on the NASD - OTC-BB:

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

The Company's accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

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

Statements of Changes in Shareholders' Equity (Deficiency) 6

Statements of Cash Flows 7

Summary of Significant Accounting Policies 8 - 10

Notes to the Financial Statements 11 - 32

Auditors' Report

To the Shareholders of

Biotech Holdings Ltd.

We have audited the Consolidated Balance Sheet of Biotech Holdings Ltd. as at March 31, 2003 and the Consolidated Statement of Operations, Changes in Shareholders' Equity (Deficiency) and Cash Flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

/s/ SADOVNICK TELFORD + SKOV

Sadovnick Telford + Skov

Chartered Accountants

Vancouver, British Columbia

August 13, 2003

Comments by Auditors for U.S. Readers

On Canada-U.S. Reporting Differences

To the Shareholders of

Biotech Holdings Ltd.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated August 13, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ SADOVNICK TELFORD + SKOV

Sadovnick Telford + Skov

Chartered Accountants

Vancouver, British Columbia

August 13, 2003

BDO Dunwoody LLP 600 Park Place

Chartered Accountants 666 Burrard Street

Vancouver, BC, Canada V6C 2X8

Telephone: (604) 688-5421

Telefax: (604) 688-5132

Auditors^ Report

To the Shareholders of

Biotech Holdings Ltd.

We have audited the Consolidated Balance Sheet of Biotech Holdings Ltd. as at March 31, 2002 and the Consolidated Statements of Operations, Changes in Shareholders' Equity and Cash Flows for the years ended March 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia

August 2, 2002 (except for Note 20(c), October 27, 2003)

BDO Dunwoody LLP 600 Park Place

Chartered Accountants 666 Burrard Street

Vancouver, BC, Canada V6C 2X8

Telephone: (604) 688-5421

Telefax: (604) 688-5132

Comments by Auditors for U.S. Readers

On Canada-U.S. Reporting Differences

To the Shareholders of

Biotech Holdings Ltd.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated August 2, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia

August 2, 2002 (except for Note 20(c), October 27, 2003)

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

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's non-current assets required management to make significant estimates and assumptions in determining carrying values.

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

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $23,744,960 and a Shareholders^ Deficiency of $1,875,162 at March 31, 2003. These factors, among others, raise substantial doubt about the Company's ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company's ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management's intention to continue using debt and equity to finance planned capital expansion and initial market development in China and other markets and operations until such time as the Company's operations are self-sustaining.

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

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

12. Share Capital

Authorized

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting, have a $0.0368 cumulative cash dividend and are convertible into common shares on a 1:1 basis. The Company's Articles of Incorporation were amended in 2002 to create the Series I Convertible Preferred shares.

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

16. Contingencies

The Company is the subject of legal disputes which have arisen in the normal course of business. In June 1998, one of the Company's suppliers issued a claim that exceeds the amount accrued by approximately $250,000. The Company has filed a counter claim against the supplier and the matter is presently in litigation. In the opinion of management, the outcome of the legal disputes is not presently determinable, however, they would not have a material adverse financial impact on the Company.

17. Segmented Information

The Company's personal health care product business was operated in Canada and the United States of America and its pharmaceutical business is operated in Canada, South America and China. The Company has no reportable segments.

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

(c) The prior years^ financial statements have been restated to separately reflect the results of continued operations and discontinued operations.

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

  The Company capitalizes a portion of development costs which relate to the development of proprietary formulas for the Company's healthcare product line. Additionally, in prior years, the Company capitalized incorporation costs. US GAAP would require these expenditures to be expensed in the year incurred.

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
	2003	2002	2001

Risk-free interest rate	2.30%	3.21%	6.06%
Dividend yield	0.00%	0.00%	0.00%
Volatility factor of the expected market price
of the Company's common shares	100.00%	100.00%	100.00%
Expected life of the options (months)	24	24	12 to 36

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2003 and 2002

22. Reconciliation of Certain Differences Between U.S. and Canadian Generally Accepted Accounting Accounting Principles - Continued

  Under Canadian GAAP, no accounting recognition is given to the convertible preferred share warrants granted to noteholders in 2003, 2002 and 2001 (Note 10). Under US GAAP, the share purchase warrants would be valued in accordance with SFAS No. 123 using the Black-Scholes option pricing model with the following weighted average assumptions:
	2003	2002	2001

Risk-free interest rate	2.31%	4.76%	6.07%
Dividend yield	0.00%	0.00%	0.00%
Volatility factor of the expected market price
of the Company's common shares	100%	100%	100%
Weighted average expected life of the options
(months)	12	12	12

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

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2003 and 2002

  22. Reconciliation of Certain Differences Between U.S. and Canadian Generally Accepted

  Accounting Principles - Continued

	2003	2002

Risk-free interest rate	2.31%	3.08%
Dividend yield	0.00%	0.00%
Volatility factor of the expected market price
of the Company's common shares	100%	100%
Weighted average expected life of the options
(months)	12	12

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

  In May 2003, the FASB issued SFAS No. 150 "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 and must be applied prospectively by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The implementation of this new pronouncement is not expected to have a material effect on the Company's financial statements.

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