Form 20-F
period 2004-03-31
BIOTECH HOLDINGS LTD
filed 2004-09-28
CIK 1018153

SEC 1852 (06-2001)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

No REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

Yes ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __March 31, 2004_______________________

OR

Yes TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

87,542,219 Common Shares Without Par Value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes Yes

No No

Indicate by check mark which financial statement item the registrant has elected to follow.

Yes Item 17

No Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes

☐ No

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

Critical Accounting Policies

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Differences with generally accepted accounting principles in the United States ("U.S. GAAP") are set forth in Note 24 to the Consolidated Financial Statements of the Company (Item 17 of this Form 20F). Some accounting policies have a significant impact on the amounts reported in these financial statements. The Consolidated Financial Statements include a section describing the Company^s significant accounting policies. Note that the preparation of this Form 20-F requires the Company to make estimates and assumptions that:

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

Patent Interests

Patent Interests consist of the cost of purchasing the Company^s rights to manufacture and sell DIAB II (also known under the trademarks Sucanon and Glucanin), a Type II Diabetes medication developed by the Company. Management is required to use its professional judgement in determining whether Patent Interests have suffered permanent impairments in value and whether carrying costs are recoverable. Under U.S. GAAP, writedown is necessary when carrying costs are not recoverable.

The Company's last fiscal period ended March 31 of the current year. All fiscal periods are for the full year. The following table is a summary of certain selected financial information of the Company, in accordance with Canadian GAAP, for the Company's most recently completed fiscal period and for the four preceding fiscal periods of the Company:
Fiscal year ended
March 31,	2004	2003	2002	2001	2000

Revenues	$ nil	$ 9,731	$ 49,981	$ 75,055	$ 74,019
Loss from continuing
operations	(1,460,669)	(1,588,204)	(1,960,624)	(1,574,889)	(1,793,665)

Loss from discontinued
operations including
Amortization of goodwill
and gain from debt
Restructuring	(846,282)	(1,397,420)	(1,430,276)	(1,495,735)	(1,442,008)

Net loss for the year	(2,306,951)	(2,985,624)	(3,390,900)	(3,070,624)	(3,235,673)
Loss per share	(0.03)	(0.04)	(0.06)	(0.06)	(0.08)

Working Capital Deficiency	(2,156,781)	(1,859,903)	(1,029,444)	(596,188)	(856,622)
Total Assets	2,232,225	3,629,040	5,853,429	7,189,483	5,813,805
Long Term Debt	224,343	3,325,526	2,876,125	2,584,276	2,409,612
Total Liabilities	2,788,489	5,504,202	5,042,967	4,305,621	4,401,308
Shareholders^ Equity
(deficiency)	(556,264)	(1,875,162)	810,462	2,883,862	1,412,497

Number of issued common
shares at March 31	87,542,219	73,928,130	69,928,130	59,366,332	43,252,913
Dividends per share	nil	nil	nil	nil	nil

The figures below are presented in accordance with U.S. GAAP (expressed in Canadian Dollars).

	Year ended	Year ended	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,	March 31,	March 31,
	2004	2003	2002	2001	2000

Revenues	$ nil	$ 9,731	$ 49,981	$ 75,055	$ 74,019
Net Loss	(4,939,328)	(2,964,870)	(5,248,125)	(4,871,784)	(3,736,167)
Loss per share	(.06)	(.04)	(.09)	(.10)	(0.09)

Working Capital Deficiency	(2,156,781)	(1,859,903)	(1,029,444)	(596,188)	(856,622)
Total Assets	2,230,753	2,684,492	4,902,101	6,048,696	4,483,850
Long Term Debt	224,343	3,325,526	2,876,125	2,584,276	2,409,612
Total Liabilities	2,788,489	5,504,202	5,042,967	4,305,621	4,401,308
Shareholders^ Equity
(Deficiency)	(557,736)	(2,819,710)	(140,866)	1,743,075	82,542

Number of issued common
Shares at March 31	87,542,219	73,928,130	69,928,130	59,366,332	43,252,913

Dividend per share	Nil	Nil	Nil	Nil	Nil

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
Year Ended
March 31	2004	2003	2002	2001	2000
	US$	US$	US$	US$	US$

High	.7883	.6854	.6638	.6906	.6983
Low	.6690	.6229	.6175	.6529	.6588
Average	.7403	.6458	.6393	.6657	.6801
End	.7648	.6797	.6271	.6346	.6878

The closing exchange rate as at August 31, 2004 was US$ 0.7584 and the high and low exchange rates for each of the previous six months was as follows:

	High	Low
	US$	US$

March 2004	.7659	.7357
April 2004	.7685	.7263
May 2004	.7375	.7138
June 2004	.7467	.7234
July 2004	.7660	. 7405
August 2004	.7717	.7489

Capitalization and indebtedness

Capitalization and indebtedness is not required for an annual filing.

Risk Factors

This section is intended to be a summary of more detailed discussions elsewhere in this Annual Report. The risks described below are not the only ones the Company faces. Additional risks may impair the business operations and the results of operations or financial condition could be materially affected if any of these risks materialize.

In addition to the risk factors inherent in investing in any junior equity, additional risks affecting the Company fall into three principal categories that can be described as follows:

a. Financial

i) risk that the Company will not be able to raise financing sufficient to make up for its ongoing losses

ii) risk that, for the investing public, continuing issuance of equity to make up for losses significantly dilutes the per-share value of the Company^s assets and potential earnings

iii) risk that, in the event that the Company experiences financial difficulty, it may lose control of its primary marketing assets, that is, its rights to market the DIAB II product (also known under the trademarks Sucanon and Glucanin).

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

b. Drug-related

i) risk that the Company^s principal product will not begin to produce significant revenue in the only markets where it is currently approved (Mexico, China and Peru)

ii) risk that other regulatory approvals will not be forthcoming

iii) risk that competitive products in the Type II Diabetes therapy field will emerge during the next few years and reduce or negate any competitive therapeutic advantages currently offered by DIAB II (also known under the trademarks Sucanon and Glucanin)

iv) risk that DIAB II or other products produced by the Company will lead to lawsuits that are not covered by the Company^s insurance

v) risk that, although the product is clearly indicated as not for pregnant women, will be taken by women who are or become pregnant and suffer or claim to suffer medical problems related to using the drug

vi) risk that a Type I or insulin-dependent diabetic will take the drug and will suffer a hypoglycemic episode

vii) risk that competitors within the market will in various ways act to reduce the commercial success of the drug

c. Risk related to obtaining and enforcing patents

i) the Company relies significantly on trade secrets for the protection of its Type II Diabetes product in jurisdictions where obtaining or enforcing patent rights is either not feasible or not possible; management believes that difficulties in replicating the composition and production process for its Type II Diabetes product will continue to protect the drug from being copied in such markets but acknowledges that one or more competitors could potentially copy essential aspects of the drug, thus leading to a loss of intellectual knowledge, and potentially having an impact on revenues

d. Management-related

i) risk that management of Biotech Holdings is sharply focused on a few key managers or a single key manager and that loss of the services of these persons or this person for any reason would be severely negative for the prospects of ongoing operations

ii) risk that additional management needed for creating and guiding meaningful growth at the Company will be difficult to attract

e. Political risk

i) risk that markets in which the drug are sold or are to be sold in Latin America are politically unstable and that one or more of these markets will undergo a significant political change, such as imposition of price controls, which impacts the company^s ability to sell the drug profitably

Item 4 Information on the Company

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

The Company^s business focus is on developing the distribution of the Company^s Type II Diabetes drug known as DIAB II (also known as Sucanon and Glucanin). The operations of the Company^s subsidiary for the development, manufacture and distribution of lotions and creams were discontinued during the year ended March 31, 2003, based on a management decision that the subsidiary had limited prospects for developing profitable operations in the near-term. The Company^s business focus remains the development and distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America.

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

The Company^s history has had the following highlights:

  The Company was originally incorporated under the name LMK Technologies Inc. ("LMK") under the provisions of the Business Corporations Act (Alberta) on August 20, 1993.

  Pursuant to a prospectus dated February 9, 1994, the Company, acting under the name of Conserve Energy Corporation ("Conserve"), made an initial public offering of 2,500,000 common shares at $0.10 per share.

  In January, 1995 the Company identified Biotech Holdings Inc. ("Holdings") as a potential acquisition. On December 14, 1995 the Company's shareholders approved the acquisition of all of the issued and outstanding shares of Holdings in exchange for 15 million shares issued to the shareholders of Holdings and approved the Company's name change to Biotech Holdings Ltd. to reflect its corporate direction in the biotechnology field.

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

  On May 21, 2003, both the Company and Laboratories received approval from the Supreme Court of British Columbia in the matter of two proposals regarding its creditors pursuant to the Bankruptcy and Insolvency Act of Canada. These proposals, accepted by the required majority of creditors, allows for the operating subsidiary to maintain operations and generate funds from those operations to pay a portion of its pre-proposal liabilities. Under the proposal, preferred creditors shall be paid in full in priority to all claims of unsecured creditors. Provision for payment of claims of unsecured creditors shall be made in the lesser amount of 10% or $25,000 on each day, which is one year, one year six months and two years, respectively, after the end of the month of court ratification.

  On November 3, 2003, the Company announced that it received formal regulatory approval for the sale of its Type II Diabetes drug in Mexico.

  On November 19, 2003, the Company announced that it had expended its distribution arrangement with its packager in Mexico to include tableting and packaging for the Mexican market and some export markets. The Company will continue to produce the active ingredients in Canada, these will be shipped to Mexico for tableting and packaging.

  In June 2004, the Company announced that it had signed an agreement for marketing its Type II Diabetes drug in Mexico

Capital Expenditures

The following table details the company^s principal capital expenditures under the three categories of Property, Plant and Equipment, Patent Interests and Formulations and deferred costs since March 31, 2001:
Property Plant and Equipment for Continuing Operations

Cost March 31, 2001	$ 3,325,365
Additions
Furniture & Fixtures	1,391
China Equipment & Furniture	2,328
Cost March 31, 2002	$ 3,329,084
Write-down of Assets from Discontinued
Operations	(135,050)
Capital Assets Held for Resale	(2,944,043)
Cost March 31, 2003	$ 249,991
Additions
Production Equipment	46,780
Laboratory Equipment	1,610
Laboratory Equipment Reclassified from
Equipment Held for Resale	232,056
Write-off of Fully Amortized Computer
Software	(128,070)

Cost March 31, 2004	$ 402,367

Patent Interests

Cost March 31, 2002, 2003 and 2004	$ 4,461,282

Formulations and Deferred Costs

Cost March 31, 2001	$ 3,067,212
Additions:
Label Artwork Costs	18,554
Cost March 31, 2002	$ 3,085,766
Additions:
Label Artwork Costs	1,212
Deductions:
Write off of Formulations and
Trademarks with Discontinued
Operations	(317,753)
Write-off of Label Artwork from
Discontinued Operations	(251,499)
Cost March 31, 2003	$ 2,517,726
Write-off of Fully Amortized Deferred
Costs	(2,514,045)
Cost March 31, 2004	$ 3,681

The Company currently has no major capital expenditures in progress and has no commitments for such capital expenditures as at the date of this filing.

Public Takeover Offers

There have been no public takeover offers by third parties in respect of the company^s shares or by the Company in respect of other companies^ shares in the last and current financial year.

B. Business Overview

The Company^s business focus is on developing the distribution of the Company^s Type II Diabetes drug known as DIAB II (also known as Sucanon and Glucanin). The operations of the Company^s subsidiary for the development, manufacture and distribution of lotions and creams were discontinued during the year ended March 31, 2003, based on a management decision that the subsidiary had limited prospects for developing profitable operations in the near-term. The Company^s business focus remains the development and distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America.

Sales and Revenue Activity Analysis

During the past three fiscal years, sales and revenue from the distribution of the Company's personal care products and from the sale of its Type II Diabetes drug in China, have had the following distribution amongst activities and geographic markets:
	Fiscal	Fiscal	Fiscal
	2004	2003	2002

Drug Sales in China	$ nil	$ 9,731	$ 49,981

Personal Care Product Division Sales:
Canada (Discontinued Operations)	163,417	1,026,610	1,250,495
U.S.A. (Returns) (Discontinued Operations)	(65,135)	97,866	293,204
Total Sales from Discontinued Operations	98,282	1,124,476	1,543,699

Total Sales in Year	$ 98,282	$ 1,134,207	$ 1,593,680

Note: The Personal Care product business was discontinued during the year ended March 31, 2003. . Under the terms of the lease agreement for the discontinued operations, the lessee fulfilled orders for the Company from February 1, 2003 to July 1, 2003 and paid the costs of production which were repaid by the Company from the proceeds of the orders sold. The $(65,135) US sales in fiscal 2004 resulted from returned goods that were manufactured in fiscal 2003. The consolidated statement of operations nets these sales with the expenses from these operations and reflects the losses from these discontinued operations as a single line item.

Personal Care Products

In a process known as private label manufacturing the Company manufactured products for a number of retail chain stores using Company developed formulations under the stores^ brand names. In addition, the Company also manufactured products which were distributed direct to retailers under the Company^s brand names.

The operations of the Company^s subsidiary for the development, manufacture and distribution of lotions and creams were discontinued during the year ended March 31, 2003, based on a management decision that the subsidiary had limited prospects for developing profitable operations in the near-term.

As background information, the Company had minimal sales activity during the period from April 1995 to September 1996 so management decided to reactivate commercial production through private label manufacturing. Initially private label sales increased steadily but started to decline in the two years prior to the closure of the business. The operations did not prove profitable and, as a result, the decision was made to close.

Pharmaceutical Business

Although the pharmaceutical business has not generated material revenues, the Company has significant investment in capital and has expended considerable efforts in getting its Type II Diabetes drug registered in various countries in Latin America and Europe. The potential of the drug has enabled the Company to receive financial support from its investors.

The pharmaceutical business is divided into the following regions:

  China and other "Asia Countries" which are defined as Indonesia, Philippines, Malaysia, Kampuchia (Cambodia), Thailand, Laos, China, Mongolia, Japan, North Korea, South Korea, Vietnam, Hong Kong, Macao, and Singapore and;

  All other countries.

The following section discusses the corporate structure and the history and progress of the drug beginning with China where the drug was initially tested and sold on a test-market basis. The Company recorded drug sales in China from 1997 to 2002 but has from that time suspended its marketing efforts there and has not recorded further sales.

Structure of the Chinese Pharmaceutical Business

314202 B.C. Ltd.

314202 B.C. Ltd. ("314202") is a private British Columbia company which holds a 37.5% interest in Volkspharm (described below) and the right to appoint 50% of the board of directors of Volkspharm. On December 1, 1996, the Company acquired all of the issued and outstanding shares of 314202 and 314202 became a wholly-owned subsidiary of the Company

314202 is the largest single shareholder of Volkspharm. As a result, the Company has a direct and indirect participation of over 59.125% of Volque (described below).

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

Volkspharm has applied in Canada for certain patents related to a drug for the treatment of Type II Diabetes. This is the first drug that Volkspharm has developed. Volkspharm has granted to Volque an exclusive license to manufacture DIAB II, make any claims and to use all patent rights in China and other "Asia Countries" defined above.

Volkspharm has granted to Allburg Holdings Inc. (described below) an exclusive license to manufacture and sell DIAB II, make any claims and to use all patent rights in all countries other than the "Asia Countries".

Volque Pharmaceutical Company Ltd

DIAB II, the first drug to be developed by Volque is a new drug for the treatment of Type II Diabetes. This is also the first drug to be developed and marketed by Volkspharm anywhere in the world. Through a clinical trial process undertaken by Volque, it has been granted a New Drug Approval Number by the General Office of Health for Hebei Province, China to manufacture DIAB II.

Volque Pharmaceutical Company Ltd. ("Volque") is a domestic-foreign joint venture company formed under the laws of China in July, 1994. Volque was formed for the development and sale of drugs in China. The share capital is owned as follows: the Company holds 40% directly and an additional 19.125% indirectly through its holdings in Volkspharm Healthcare Incorporated which holds 51%; and Anmin Trading Company Ltd. ("Anmin"), a private trading company in China, holds the remaining 9%. Anmin received its 9% interest in consideration for work provided during the clinical trial process. This interest was originally part of the share capital provided to North China Xin Xing Pharmaceutical Co. which was one of the initial parties to the joint venture agreement. Volkspharm has received its interest in consideration for cash and technology know-how provided in accordance with the agreement.

Structure of the Other Countries Pharmaceutical Business

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

During 1999, Allburg sold a 25% interest in DIAB II to Immunis Corp. for $2.43 million worth of shares in Immunis. In January 2001, the Company purchased that 25% interest from Immunis Corp. by issuing 8,613,419 of its common shares at $0.26 per share to Immunis Corp. for a total consideration of $2,239,489. The Company has a 75% interest in rights to DIAB II in countries other than the Asia Countries.

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

During the year ended March 31, 2003, the Rieveley Family Trust acquired notes payable by the Company from previously unrelated note holders. As of August 26, 2004 the Rieveley Family Trust owned 20,221,363 or 19.8% of the issued and outstanding common shares of the Company. In August 2003, the Rieveley Family Trust reduced the notes by $1,380,691 through the exercising warrants to purchase 13,806,907 Series I Convertible Preferred Shares at $0.10 each. Each convertible preferred share is voting, has an 8% cumulative cash dividend and is convertible into common shares on a 1:1 basis. With the preferred and common shares combined, on August 26, 2004, the Rieveley Family Trust held 34,028,270 (33.4%) of the total outstanding voting shares of the Company.

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

Although an approval has been received to market DIAB II in China, in Peru (during the 2001 fiscal year) and in Mexico (during the 2004 fiscal year), there can be no assurance supplemental clinical trials will demonstrate the required efficacy to obtain approval in other countries. Failure to successfully complete the existing clinical trials or other clinical trials contemplated on a timely basis could have a material adverse effect on the Company's future business, financial condition and results of operations.

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

Manufacturing of the Drug

DIAB II is a pressed tablet that is coated and then packaged in a blister-pack form for distribution. In order to safe-guard the proprietary information of the drug, the active ingredient in the drug is manufactured at the Company's facility in Vancouver, British Columbia and then shipped to Mexico (and in the past to China) for tableting. The tableting and packaging of the drug in Mexico and China is being undertaken on a contract basis by unaffiliated manufacturers.

Marketing of DIAB II

It is intended that DIAB II will be marketed throughout the world under licenses granted by Volkspharm. Volque has been granted an exclusive license to market DIAB II to all Asia Countries. Allburg has been granted an exclusive license to market DIAB II to all countries other than Asia Countries. Allburg must sub-license these rights, and the sub-license may only be granted to companies that are at least 50% owned by the Company or its subsidiaries. The Company has a 75% interest in rights to DIAB II in countries other than the Asia Countries.

DIAB II is an oral hypoglycemic that typically requires a doctor^s prescription (in Peru and China), though the regulatory approval received in Mexico also permits Sucanon to be dispensed by a pharmacist without prescription. Prescriptions are filled through a pharmacy or through a hospital. Pricing of the drug has been established so that it is affordable for the majority of the urban population.

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

DIAB II has been tested successfully as an alternative to dietary therapy in treating IGT and mild-medium NIDDM patients, as it not only provides control of blood sugar levels but also gives patients a feeling of well being and enhances the metabolism of glucose at the cellular level.

In Mexico and Peru, where regulatory approval has been received, marketing of Sucanon (DIAB II) is to be carried out by marketing companies which are unrelated to the Company.

The Market in China and Asia Countries

The Company recorded drug sales in China from 1997 to 2002 but has from that time suspended its marketing efforts there and has not recorded further sales.

Management of Volque believes that China, with a population in excess of 1.2 billion people and World Health Organization estimates of 50 million people with Type II Diabetes, offers significant potential for the drug. The Company recorded drug sales in China from 1997 to 2002 but has from that time suspended its marketing efforts there and has not recorded further sales. China is the first country where Volque has received approval to sell DIAB II. However, sales growth has not been as strong as projected and Volque^s management is reviewing the possibility of entering into a co-marketing agreement with a multi-national pharmaceutical company that has stronger distribution channels in China.

Sale of DIAB II Outside of Asia Countries

Allburg may grant the rights to sell DIAB II outside of Asia Countries, but only to companies in which the Company owns at least a 50% interest. The name DIAB II has been trademarked for the marketing of the drug in North America.

During the 2004 Fiscal Year, the Company located a suitable space in the Vancouver, Canada area where equipment specifically related to Sucanon tablet manufacture has been installed. The facilities are used for pre-mixing of Sucanon powder for supply to tableters. Tableting for the Mexico and Peru markets - the Company^s first markets outside China --- is to be carried out by a tableter in Mexico.

Company Highlights of Fiscal 2004

The following are highlights of the Company^s business during fiscal 2004:

  March 25, 2003 - The Company announced that the President of Biotech Holdings had met with regulators in Mexico and had provided follow-up information regarding DIAB II (Sucanon) studies, as well as particulars regarding two U.S. patents, issued to the President of Biotech, relating to combination therapy of diabetes involving insulin-sensitizing drugs such as Sucanon.

  May 6, 2003 - The Company announced that it filed, as requested by the federal Board of Health in Mexico, the results of an additional statistical examination of clinical data for 370 patients involved in a study for the Company^s Type II Diabetes drug, Sucanon.

  November 3, 2003 - The Company announced that it received formal written approval from the Mexican national regulator for the sale of Sucanon in Mexico as a treatment for symptoms of Type II Diabetes.

  November 19, 2003 - the Company announced that it had expended its distribution arrangement with its packager in Mexico to include tableting and packaging for the Mexican market and some export markets. The Company will continue to produce the active ingredients in Canada these will be shipped to Mexico for tableting and packaging.

  February 2, 2004 - the Company announced that it was moving equipment and starting the improvements required to bring the pre-mix facility into production of its Type II Diabetes drug.

  February 27, 2004 - the Company announced that it had received a total of $459,639 in private placement funding. These funds were being applied to the completion of facilities improvements and machinery requirements at the Company^s new pre-mix facility as well as to costs associated with the upcoming launch of Sucanon in Mexico and Peru.

  March 31, 2004 - the Company announced that it was finalizing plans for the launch of its Type II Diabetes drug, Sucanon, in Mexico.

  In June 2004, the Company announced that it had signed an agreement for marketing its Type II Diabetes drug in Mexico

Subsequent to the year-end, the Company announced that it had signed an agreement for marketing its Type II Diabetes drug in Mexico, produced pre-mix of its Type II Diabetes drug and shipped it to Mexico for tableting. A sample of the tableted drug was returned to Canada to undergo extensive quality control tests and met quality control requirements. The Company expects revenues from Sucanon to begin in the quarter starting October 1, 2004.

Research & Development - the Company^s Type II Diabetes drug

Research expenditures are expensed in the year in which they are incurred. During fiscal 2004 the company expensed $18,682 (2003 - $46,135 and 2002 - $159,140) in drug related research costs.

It is the Company's policy to defer all costs that relate to the development of new products where management is satisfied as to the technological, commercial and financial viability of individual products. These costs are amortized on a straight-line basis over a five year period.

During the past three fiscal years the Company has capitalized the following amounts to Deferred Development costs:

Fiscal 2004	$ nil
Fiscal 2003	$ nil
Fiscal 2002	$ nil

During the last four fiscal years, the emphasis of the Company has been on re-financing to support the manufacturing and marketing of the Company^s Type II Diabetes drug. Laboratory staff have continued with research, the costs of which are expensed in the year in accordance with Company policy. Research on DIAB II was conducted in Canada up to the 1994 fiscal year. Following that time the balance of clinical trial work was completed in China through Volque and, therefore, the cost of that work is not reflected in the Company's statements. During the 1997 fiscal year the company capitalized costs related to obtaining the approval to manufacture and market the Company^s Type II Diabetes drug in China as well as the costs associated with developing licensees for the North American and European markets. Subsequent to 1997, there were no significant costs relating to drug development in China.

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

The Company believes its competitive position in the diabetes therapy market has some strengths. The Company^s Sucanon (DIAB II) product is clinically effective and may have fewer side effects than competing products as a diabetes monotherapy. In addition, Sucanon may also be an effective combination therapy. The President of the Company received, during calendar year 2000, two U.S. patents covering use of an insulin-sensitizing drug in a combination with a standard therapy for Type II Diabetes. These rights, as they pertain to Sucanon, were assigned to the Company in December 2001.

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

For Sucanon (DIAB II), an important factor in competition may be the timing of market introduction of the Company's or competitors^ products. Accordingly, the relative speed with which the Company's competitors can develop products, complete the clinical trials and approval processes, and supply commercial quantities of the product to the market are key factors for competitiveness. The Company's competition will be determined in part by the potential indications for which the Company's products receive approval by regulatory authorities. The development by competitors of new treatment methods for diabetes could render the Company's drug non-competitive or obsolete. The Company expects that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability, price and intellectual property protection.

The Company's competitive position also depends upon its ability to secure market acceptance for its Type II Diabetes drug. There can be no assurance that Sucanon (DIAB II) will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of Sucanon (DIAB II), and the establishment and demonstration of the potential advantages over existing and new treatment methods and reimbursement policies of government and third party payors. There can be no assurance that physicians, patients, payors or the medical community in general will accept and utilize Sucanon (DIAB II). Additionally, the Company's competitive position depends upon its ability to attract and retain qualified personnel, obtain patent or other proprietary protection, establish collaborative relationships and secure manufacturing.

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

Government Regulation

Regulation by governmental authorities in Canada, the United States and other countries is a significant factor in the production and marketing of Sucanon (DIAB II) and the Company's ongoing research and development activities. Sucanon (DIAB II) has received approval for sale in China, Peru and Mexico. In November 3, 2003 the Company announced that it received formal written approval from the Mexican national regulator for the sale of Sucanon in Mexico.

The drug approval procedure in China is set out as a guide to the applicant for new drug approval in China. For a discussion of the approval process in China and comparison to the United States, see "Government Regulation" in the Company^s Registration Statement, previously filed with the March 31, 1996 Form 20F.

Pharmaceutical and biological products intended for therapeutic or prophylactic use for humans are governed by the FDA in the United States, by the Health Protection Branch ("HPB") in Canada and by comparable agencies in other countries. For most of these products, the regulations require extensive clinical trials and other testing and government review and final approval prior to marketing the product. This procedure is likely to take a number of years and involves the expenditure of substantial resources. For example, before obtaining regulatory approval for the commercial sale of Sucanon (DIAB II) in Canada and the United States, the Company must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious. The results from the Company's preclinical studies and early clinical trials may not be predictive of results obtained in large-scale clinical trials, and there can be no assurance that the Company's or its collaborators' clinical trials will demonstrate safety and efficacy even though the results indicating safety and efficacy were achieved in human clinical trials results in China. There can be no assurance that regulatory approval will be received for any countries other than those already received (China, Peru and Mexico). A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. In addition, government regulations specify standards for manufacturing and marketing pharmaceutical products. Any failure by the Company or its collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals, could adversely affect the marketing of Sucanon (DIAB II) and its ability to receive product or royalty revenue. There can be no assurance that Sucanon (DIAB II) will be approved by the FDA, HPB or any other government agency on a timely basis, if at all.

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

In November 3, 2003 the Company announced that it received formal written approval from the Mexican national regulator for the sale of Sucanon in Mexico.

International Operations

It is management's intention that marketing of Sucanon (DIAB II) will be conducted through a partnership with either local distributors or through the creation of a strategic alliance with a large multi-national pharmaceutical company. To that end, management of the Company has had preliminary discussions with a number of multi-national corporations. These discussions have involved licensing of the product for distribution in selected areas of the world. The Company has also received a number of enquiries from distribution firms around the world with respect to the licensing of this drug.

Most of the Company's sales of Sucanon (DIAB II) are expected to be made in international markets. The Company will require regulatory approval prior to undertaking sales activity in a particular country. Sales of Sucanon (DIAB II) in international markets are subject to certain risks common to such sales, including government regulation, export and import license requirements, risks of tariffs or trade barriers and political and economic instability. There can be no assurance that these risks will not materially adversely affect the Company in the future.

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

In Mexico, where the Company is planning to initiate sales of Sucanon (DIAB II) in fiscal 2005, marketing of DIAB II under the trade name Sucanon will be carried out by one or more Mexican sales groups at arms length to Biotech Holdings. The company plans to focus strictly on co-ordinating the supply of Sucanon to the market in Mexico, Peru and other countries and will not be directly involved the sales and marketing operations in these countries.

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

In Mexico, where the Company is planning to introduce the Sucanon (DIAB II) diabetes product in fiscal 2005, sales will be conducted by one or more Mexican sales groups. Sales by such groups may include sales that are reimbursed, wholly or in part, by private or government health plans.

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

C. Organizational Structure

The following table provides details of the Company^s significant subsidiaries:
			Percent	Proportion
		Percent	of Direct	of Voting
	Country of	of Direct	& Indirect	Power
Subsidiary Name	Incorporation	Ownership	Ownership

Biotech Laboratories Inc.	Canada	100.0%	100.0%	100.0%
401718 B.C, Ltd. (formerly
Biotech Holdings Inc.)	Canada	100.0%	100.0%	100.0%
314202 B.C. Ltd	Canada	100.0%	100.0%	100.0%
Volkspharm Healthcare Incorporated	Canada	0.0%	37.5%	50.0%
Volque Pharmaceutical Company Ltd. Smith Roth Pharmaceutical, Inc.	China Barbados	40.0% 75.0%	59.1% 75.0%	59.1% 75.0%

D. Description of Property

Manufacturing Facility

During the fiscal year ended March 31, 2004 the Company leased a location in the Vancouver, BC area, totaling approximately 2,400 square feet, for housing equipment and facilities for GMP production of pre-mix powder for Sucanon (DIAB II), which is at present the Company^s sole product.

The equipment in the former manufacturing facility was moved out of the former production facilities and equipment not related to the production of the Type II Diabetes drug has been stored and is held for resale. The proceeds from the equipment sale will be applied to secured outstanding debts of the Company.

There are a number of long term related party notes payable issued which have been collateralized by the assets of this facility totaling approximately $0.6 million (2003: $3.1 million). (See Note 10 of the Consolidated Financial statements attached.)

Tableting, Filling and Packaging

When the Company discontinued its lotions and creams operation in fiscal 2003, the Company retained critical pieces of equipment for manufacture of DIAB II pre-mix powder and for quality control of ingredients and the final product. This equipment, plus the purchase of additional equipment in fiscal 2004 is adequate to meet production requirements of DIAB II (Sucanon) in the Mexico and Peru markets.

Sales and Administration Office

The sales and administration office is a 2,600 square foot leased premises located suburban Vancouver. The use of this office is expected to be meet the Company's requirements at least for the next three years.

Item 5 Operating and Financial Review and Prospects

A. Operating Results

US Generally Accepted Accounting Principles

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Differences with generally accepted accounting principles in the United States ("U.S. GAAP"), are set forth in Note 24 to the Consolidated Financial Statements of the Company (Item 17 of this Form 20F). Some accounting policies have a significant impact on the amounts reported in these financial statements. The Consolidated Financial Statements includes a section describing the Company^s significant accounting policies

Year Ended March 31, 2004 Compared

With Year Ended March 31, 2003

Operating Results

During the year ended March 31, 2004, the Company^s business focus was on the development and the distribution of the Company^s Type II Diabetes drug variously known as DIAB II, Sucanon and Glucanin. The Company^s business focus remains the development and distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America. Approval for the sale of the diabetes drug was received from Mexico in November, 2003.

With the discontinuation, during the year ended March 31, 2003, of the operations of the Company^s subsidiary for the development, manufacture and distribution of lotions and creams, the Company had no revenues in the year ended March 31, 2004. Operating expenses for the year ended March 31, 2004 totaled $1,460,669 representing a $97,132 (6.2%) reduction from the $1,557,801 expenses incurred in 2003. With a change in Accounting Policy (see Note 2) the Company recognized $71,181 Stock-based compensation expense in 2004. Amortization expenses were reduced by $149,020 and interest expenses decreased $70,033. The loss from continuing operations was $1,460,669 in the year which was a $127,535 (8%) improvement from the $1,588,204 loss in 2003.

Note 22 of the Company^s audited financial statements summarizes the discontinued operations of the Company^s primary operating subsidiary, Biotech Laboratories Inc. ("Laboratories"). The discontinued operations had a $54,515 (2003: $684,667) loss from operations and a $870,327 (2003: $712,753) write-down of capital assets and inventories (in 2003).

The net loss for the year was $2,306,951 which was $678,673 (22.7%) less than the $2,985,624 loss incurred in the year ended March 31, 2003.

Financial Highlights

Operating activities used $225,003 (2003: $589,554) in cash while Financing activities provided $564,851 (2003: $557,851) in cash flow and Investing activities provided $19,172 (2002: used $1,212) in cash. As a result cash increased $359,020 (2003: $33,085 decrease) in the year. As at March 31, 2004, the working capital deficiency was $2,156,781.

Notes payable were reduced $2,830,691 (2003: $200,000) through the issuance of common and preferred shares.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management's intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company's operations are self-sustaining.

During the year ended March 31, 2004, the Company issued a total of 13,614,089 common shares for cash and non-cash consideration of $2,173,977. Also, 13,806,907 Series 1 Convertible Preferred Share warrants at $0.10 per share were exercised for a total consideration of $1,380,691. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest. These two events had the effect of reducing the Company^s working capital deficiency and shareholders^ deficiency. After taking into account the $2,306,951 loss in the year and the above share issuances, the Shareholders^ deficiency has been reduced from $1,875,162 as at March 31, 2003 to $556,264 as at March 31, 2004.

Year Ended March 31, 2003 Compared

With Year Ended March 31, 2002

On December 12, 2002, the Company filed a proposal under federal creditor protection legislation in Canada. The purpose of the filing of the proposal was to protect the interests of all stakeholders of the Company from an action taken by the landlord of Laboratories. The lease of the plant was in the Company^s name. The landlord in question undertook to seize Laboratories^ assets and the filing of the proposal prevented the landlord^s seizure from continuing.

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

As a result of the above change in disclosure, sales were reduced to only include DIAB II sales from Volque, the Chinese operations. DIAB II sales in 2003 were $9,731 which was significantly less than the $49,981 in sales from the prior year. The gross margin loss from these operations was $30,403 due to a decision to increase the $35,684 provision for slow moving inventory. The Chinese affiliate is maintaining a presence in China with growth expected when the Chinese Government allows the drug to be distributed under their national health program.

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

Progress being made with partnering and regulatory applications for DIAB II in markets outside China is encouraging. A regulatory application for DIAB II (also known as Sucanon in Latin America) approval was made in Peru in December, 2000 and in Mexico in September, 2001, in each case involving a local pharmaceutical company as a partner. In November, 2001 approval was received from Peru and in November 2003 in Mexico. Additional Latin American regulatory applications are expected to be made in the 2005 fiscal year.

As the Company has consistently had net losses and negative cash flow from its operations, the Company has had to raise funds regularly to meet its cash requirements. The Company has maintained its cash flow through its Note-holders and through private placements. Subsequent to March 31, 2003, the following event occurred:

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

Foreign Currency Fluctuations

The Company^s main source of revenues and purchases are from Canada and the United States. The Canadian dollar has not been subjected to wide fluctuations when compared to the US dollar. As a result, foreign exchange has not had a material effect on the Company^s operations.

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

Governmental, Economic, Fiscal and Political Influences

None of the above influences have materially affected the operations of the Company in the past. Canada is an original partner in the North American Free Trade Agreement (NAFTA) and as a result enjoys the economic benefits that this agreement provides.

B. Liquidity and Capital Resources

As referred to previously, the Company has incurred operating losses in each of the last three fiscal years and has an accumulated deficit of $26,142,727 and a Shareholders^ Deficiency of $556,264 at March 31, 2004. These factors, among others, raise substantial doubt about the Company's ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company's ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise equity capital on a private-placement basis and debt to finance the operations and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance its operations until such time as the Company^s operations are self-sustaining.

During the year ended March 31, 2004, the Company issued a total of 13,614,089 common shares for cash and non-cash consideration of $2,173,977. Also, 13,806,907 Series 1 Convertible Preferred Share warrants at $0.10 per share were exercised for a total non-cash consideration of $1,380,691. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest. These two events had the effect of reducing the Company^s working capital deficiency and shareholders^ deficiency. After taking into account the $2,306,951 loss in the year and the above share issuances, the Shareholders^ deficiency has been reduced from $1,875,162 as at March 31, 2003 to $556,264 as at March 31, 2004.

Operating activities used $225,003 (2003: $589,554) in cash while Financing activities provided $564,851 (2003: $557,671) in cash flow and Investing activities provided $19,172 (2002: used $1,212) in cash. As a result cash increased $359,020 (2003: $33,085 decrease) in the year. As at March 31, 2004, the working capital deficiency was $2,156,781.

Commitments for Capital Expenditures

The Company has not made any material commitments for capital expenditures during the year or during the subsequent interim period.

  Research and Development

Research expenditures are expensed in the year in which they are incurred. During fiscal 2004 the company expensed $18,682 (2003 - $46,135 and 2002 - $159,140) in drug related research costs. (See Note 19 to the Consolidated Financial Statements).

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

During the past three fiscal years the Company did not capitalize any amounts to Deferred Development costs:

During the last four fiscal years, the emphasis of the Company has been on re-financing to support the manufacturing and marketing of the Company^s Type II Diabetes drug. The costs of ongoing research are expensed in the year in accordance with Company policy. Research on DIAB II (Sucanon) was conducted in Canada up to the 1994 fiscal year. Following that time the balance of clinical trial work was completed in China through Volque and, therefore, the cost of that work is not reflected in the Company's statements. During the 1997 fiscal year the company capitalized costs related to obtaining the approval to manufacture and market DIAB II in China as well as the costs associated with developing a licensee for the North American and European markets. Subsequent to 1997, there were no significant costs relating to drug development in China.

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

The Company intends to maintain fixed monthly overhead towards the lower end of this range during the balance of the 2005 fiscal year, while focusing strictly on advancing Sucanon (DIAB II) production and marketing for markets in Latin America. Maintenance of overhead at these relatively low levels is expected to be achieved by limiting any expansion of head-office overhead and sub-contracting sales and marketing to arms^ length companies in the Latin American markets where Sucanon is planned to be launched.

Mexico is a significant pharmaceutical market, the eighth largest in the world. The Mexico and Peru markets together comprise approximately 150 million people, with a higher prevalence of Type II Diabetes than in North America. Given that sales in these markets are projected to have relatively high profit margins for the Company, entry into these markets would be likely to have a significantly positive effect on the Company^s revenues. Furthermore, the Company plans to submit essentially the same regulatory application package, that has received approval in Mexico, in a number of other Latin American countries where the Company has distribution agreements, specifically, Chile, Argentina, Venezuela and Colombia.

Item 6 Directors, Senior Management and Employees

  Directors , senior management and key employees

The following is a list of the current directors, senior officers and key employees of the Company, their municipalities of residence, their current position with the Company and their principal occupations during the past five years:
Name and Municipality of	Positions and Offices Held	Principal Occupation
Residence	with the Corporation

Robert B. Rieveley	President and Chief	President and Chief
Vancouver, BC	Executive Officer, director	Executive Officer of Biotech
	and member of the audit	Holdings Ltd., President of
	Committee since 1995	Biotech Laboratories Inc.;
Vancouver, BC, Canada

Johan de Rooy, FCA	Director and Chairman of	Lecturer in the Faculty of
Vancouver, BC	the Audit Committee since	Commerce and Business
	1998	Administration at the
University of British
Columbia since 1984. He has
served as a National
Director for the Canadian
Cancer Society, as the
President of the British
Columbia Cancer Agency
and as a Member of Council
for the Institute of
Chartered Accountants of
B.C.

Dr Geoff Herring	Scientific advisor to the	Professor of Chemistry at
Vancouver, BC	Company since 1998	the University of British
	Director and member of the	Columbia since 1982. Dr.
	Audit Committee since 1999	Herring has over 100
	Member of Medical	refereed publications and
	Advisory Committee	the author of a textbook on
chemistry

Gale Belding	Executive Vice-President	Executive Vice-President of
Vancouver, BC	and director since 1995	Biotech Holdings Ltd. and
Biotech Laboratories Inc.

Cheryl Rieveley	Director since 1995	Treasurer of the Company
Vancouver, BC		And RCAR Investments
Limited, Vancouver, BC

Lorne Brown	Chief Financial Officer since	Chief Financial Officer for
Langley, BC	June, 1999	the Company; prior thereto
Controller and Director A&A
International Industries Inc.,
Port Coquitlam, BC

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

B. Compensation of Directors and Officers

The Company has three executive officers, Mr. Rieveley, Mrs. Belding and Mr. Brown (since June 1999). See "Directors and Officers of Company" above.

The compensation paid to the Company's directors, officers and senior management during the fiscal period ended March 31, 2004 was $262,500.

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

Stock options was the only form of directors compensation in fiscal 2004 (see "Options to Purchase Securities from Company or Subsidiaries - Stock Options").

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

D Employees

At March 31, 2003 the Company had 5 (2002 - 4; 2002 - 23) employees in Canada. Temporary employees are periodically required in periods of high volume production. The Company is not unionized.

E Share Ownership

The following is a list of Common Shares held by the directors, officers and employees referred to in Item 6 B. above as at the Company^s record date August 26, 2004:
Directors, Officers and Employees	Common	Percent	Series I	Percent	Total	Percent
	Shares Held	of	Convertible	of	Voting	of
	or Controlled	Common	Preferred	Preferred	Shares Held	Voting
		Shares	Shares Held	Shares	or Controlled	Shares
			or Controlled

Robert Rieveley, C.E.O. (1)	20,221,363	23.0%	13,806,907	100.0%	34,028,270	33.4%
Gale Belding, Director & Executive V.P.	310,000	0.4%			310,000	0.3%
Johan de Rooy, Director	384,000	0.4%			384,000	0.4%
Dr. Geoff Herring, Director	128,000	0.1%			128,000	0.1%
Cheryl Rieveley, Director (1)

Lorne Brown, C.F.O.	50,000	0.1%			50,000	0.0%

Total Held	21,093,363	24.0%	13,806,907	100.0%	34,900,270	34.3%

Shares outstanding at Record Date	88,035,719		13,806,907		101,842,626

(1) Shares held directly and indirectly by the Rieveley Family Trust. Robert and Cheryl Rieveley are directors and officers of Biotech Holdings Ltd. They also have a beneficial interest in the Rieveley Family Trust which is owed over $600,000

The following is a summary of how the outstanding common share stock options have been allocated amongst the directors, officers and employees of the Company as of March 31, 2004 (the directors, officers and employees referred to in Item 6 B. above have been highlighted in bold type):
Grant Date	17-Apr-00	21-Nov-02	15-Aug-03	3-Nov-03	2-Jan-04
Exercise Date	17-Apr-03	21-Mar-03	15-Dec-03	3-Mar-04	2-May-04
Expiry Date	17-Oct-04	21-May-04	15-Dec-05	3-May-05	2-Jan-06	Total
Option Price	$0.88	$0.12	$0.14	$0.23	$0.25
Price at Grant Date	0.88	0.05	0.13	0.30	0.25

Directors and Officers

Cheryl Rieveley	90,000				90,000	180,000
Gale Belding	90,000				90,000	180,000
Johan de Rooy	90,000				90,000	180,000
Dr Geoff Herring	90,000				290,000	380,000
Robert Rieveley	190,000				190,000	380,000
Lorne Brown	90,000				190,000	280,000

Total	640,000	0	0	0	940,000	1,580,000

Consultants

Austin Rand	50,000		83,500		250,000	383,500
Alberto Figari	50,000	90,000	100,000		150,000	390,000
Mike Yeung	10,000					10,000
Dr Guy Morum			50,000		10,000	60,000
Pedro Martin				150,000		150,000
Luis Manuel Lopez				100,000		100,000
Roman Olalde Guerro				50,000		50,000

Total	110,000	90,000	233,500	300,000	410,000	1,143,500

Grand Total	750,000	90,000	233,500	300,000	1,350,000	2,723,500

There are no arrangements involving the employees in the capital of the company, including any arrangement involving the issue or granting of options or shares or securities of the Company.

Private Placements and Common Share Warrants

During the year ended March 31, 2004, the Company completed with both third party and related party investors ("the Investors") a $425,828 private placement of 1,826,777 common shares for cash of $325,828 and settlement of debt of $100,000. The allocation between related and third party investors was 1,179,185 common shares for the related party and 647,592 common shares for third parties. The Investors also received 1,826,777 warrants to acquire common shares at $ 0.375 per share, expiring on January 27, 2006. Also during the year ended March 31, 2004, the Company issued 544,014 common shares for the reduction of $106,387 in outstanding debts.

During the year ended March 31, 2003, the Company completed with third party investors ("the Investors") a $100,000 (2002 - $1,237,500) private placement of 2,000,000 (2002 - 10,000,000) common shares by settlement of secured debt. The Investors also received 2,000,000 warrants to acquire common shares at $ 0.10 per share, expiring on May 15, 2003. (The 2002 Investors also received 3,000,000 warrants to acquire common shares at $ 0.17 per share, expiring on October 16, 2003 and 4,000,000 warrants to acquire common shares at $ 0.16 per share, expiring on January 2, 2004). Also during the year ended March 31, 2003, the Company issued 2,000,000 common shares for the reduction of $200,000 in outstanding debt.

Warrants to Purchase Common Shares

The following table summarizes the number of fully exercisable common share warrants outstanding and the exercise price thereof:
	2004	2003	2002

Outstanding, beginning of year	9,561,798	15,061,798	7,500,000
Issued at $0.14 per share
expiring August 18, 2003	-	-	561,798
Issued at $0.17 per share
expiring October 16,2003	-	-	3,000,000
Issued at $0.16 per share
expiring January 2, 2004	-	-	4,000,000
Issued at $0.10 per share
expiring May 15, 2003	-	2,000,000	-
Issued at $0.375 per share
expiring January 27,2006	1,826,777	-	-
Expired August 3, 2002 $0.65		(3,000,000)	-
Expired December 14, 2002 $0.25		(4,500,000)	-
Exercised $0.14	(561,798)	-	-
Exercised $0.16	(4,000,000)	-	-
Exercised $0.17	(3,000,000)	-	-
Exercised $0.10	(2,000,000)	-	-

Outstanding, end of year	1,826,777	9,561,798	15,061,798

Preferred Share Warrants

At March 31, 2004, 13,806,907 convertible preferred shares were outstanding from the exercise of preferred share warrants during the year. No cash dividend had been declared to date. However, the cumulative effect to March 31, 2004 of the dividend at 8% per annum from date of issuance would have amounted to $67,900. This would have an insignificant effect on net loss or on basic and diluted loss per share.

The following table summarizes the Company^s preferred share warrants outstanding at March 31, 2004, 2003 and 2002, and the changes for the years then ended:
	Exercise
	Price	2004	2003	2002
Balance outstanding,
beginning of year	$ 0.21	5,700,000	5,700,000	-
	$ 0.10	13,806,907	-	-
		19,506,907	5,700,000	-
Issued	$ 0.85	-	-	2,630,132
Issued	$ 0.21	-	-	5,700,000
Issued	$ 0.10	-	10,000,000	-
Issued	$ 0.10	-	3,806,907	-
Exercised	$ 0.10	(13,806,907)	-	-
Expired	$ 0.21	(5,700,000)	-	-
Expired	$ 0.85	-	-	(2,630,132)
Balance outstanding and
exercisable, end of year		-	19,506,907	5,700,000

Item 7 Major Shareholders and Related Party Transactions

A Major Shareholders

On December 14, 1995, the shareholders of Conserve, now the Company, approved the acquisition of Holdings. Control of the Company changed upon the closing of the share exchange on January 25, 1996 (see Exhibit 3.1 previously filed with the March 31, 1996 Form 20F). With the issuance of 15,000,000 of a total of 18,241,665 common shares, the shareholders of Holdings then held approximately 82% of the issued and outstanding shares of the Company. As at March 31, 2004, the Company had a total of 87,542,219 (2003: 73,928,130) common shares issued and outstanding. Also, there were 13,806,907 (2003: nil) Series I Convertible Preferred Shares issued and outstanding on June 30, 2004. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.

  RCAR is beneficially owned by the Rieveley Family Trust. Mr. Robert B. Rieveley is President and a Director of RCAR. Cheryl Rieveley, the wife of Robert B. Rieveley, is Secretary/Treasurer and a director of RCAR. Mr. Robert Rieveley is President, Chief Executive Officer and a director of the Company. Cheryl Rieveley is a director of the Company.

  During the year ended 2003, the note holders were acquired by the Rieveley Family Trust.

  Listing of persons who are known to be the owners of more than five percent of the common shares of the Company:

				Percent	Percent
Class of Shares		Amount Owned	Percent of	Held In	Held in
			Class	2003	2002

Common	Rieveley Family Trust	20,833,863	23.8%	23.0%	29.8%
	Immunis Holdings Corp.	8,613,419	9.8%	11.7%	12.3%

		29,447,282	33.6%	34.7%	42.1%

	Total Outstanding Shares		87,542,219	73,928,130	69,928,130

Preferred	Rieveley Family Trust	13,806,907	100.0%	0.0%	0.0%

		13,806,907	100.0%	0.0%	0.0%

Total Voting	Rieveley Family Trust	34,640,770	34.2%	23.0%	29.8%
Shares	Immunis Holdings Corp.	8,613,419	8.5%	11.7%	12.3%

	Total	43,254,189	42.7%	34.7%	42.1%

	Total Outstanding Shares		101,349,126	73,928,130	69,928,130

During the year ended March 31, 2003, the note holders were acquired by the Rieveley Family Trust. As a result, the shareholdings of Penne Investment Services Ltd., Wenroth Limited and RCAR Investments Limited have been consolidated into the holdings of the Rieveley Family Trust for comparison purposes.

The major shareholders of the Company do not have different voting rights in comparison with other shareholders.

U.S. Shareholders

The following table indicates the approximate number of registered holders of common shares with United States addresses and the portion and percentage of common shares so held in the United States. On August 26, 2004, 88,035,719 common shares were outstanding.

Total Number Of Registered Holders 241	Number of U.S. Registered Holders 198	Number of Registered Common Shares Held in the U.S. 5,781,155	Percentage of Registered Common Shares Held in the U.S. 6.6%

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

B Related Party Transactions

Allburg Holdings Inc. ("Allburg"), previously known as Wanchi Inc., has been granted an exclusive license to manufacture and sell the Company^s Type II Diabetes drug DIAB II (Sucanon), make any claims and to use all patent rights in all countries outside Oriental Asia. As a condition of this license Allburg must sub-license these rights, and this sub-license may only be granted to companies that are at least 50% owned by the Company (see Exhibit 3.8 to the Company^s Registration Statement previously filed with the March 31, 1996 Form 20-F). During 1999, Allburg sold a 25% interest in DIAB II (Sucanon) to Immunis Corp. In January 2001, the Company purchased that 25% interest from Immunis Corp. by issuing 8,613,419 of its common shares at $0.26 per share to Immunis Corp. Pursuant to US GAAP, shares should be valued at the date of issue. The closing price of 26 cents per share represents a 12 percent discount of the weighted average share price before and after the date of the transaction. As per the above analysis, the number of shares issued represents a discount from their intrinsic worth.

Note 15 to the Consolidated Financial Statements highlights the following amounts paid or payable to related parties based on exchange values which represented the amounts agreed upon by the related parties:

	2004	2003	2002

Management fees paid to an officer	$ 144,000	$ 144,000	$ 144,000
Directors fees paid in year	0	2,000	4,000
Marketing expenses paid on behalf of
Volkspharm	0	0	10,000
Consulting fees paid to companies
controlled by directors	0	1,000	6,500
Rent and computer services paid to a
company controlled by a Director	36,860	0	0
Net sales to (returns from) a Company
controlled by a Director	(65,135)	70,813	0
Net sales (Purchases from) Immunis	(13,438)	0	34,877

Due to Related Parties

The following amounts were due to related parties on March 31 of each year:
	2004	2003	2002
Due to Related Parties - Unsecured
Amounts due to a director and companies controlled by a
director are unsecured, payable on demand and bear no
interest.	$ 38,119	$ 0	$ 0

Notes payable to a company controlled by the Company^s
president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During 2004 $17,547
(2003 - $16,247; 2002 - $15,043) in interest was accrued.	236,879	219,332	203,085
Total Unsecured	$ 274,998	$ 219,332	$ 203,085

Due to Related Parties - Secured
Notes payable bearing interest at the rate of 8% per annum
compounded annually and due on demand. Collateralized by a
general security agreement providing a charge over the assets of the Company.

During the year ended March 31, 2003, the note holders were
acquired by a related party. During that year $100,000 in notes payable were settled through a third party investor.

Further, cash advances of $7,080 were received in connection with these notes payable.

During the year ended March 31, 2003, the Company received
an extension for the due date of these notes payable by one
year to April 1, 2003 in consideration of issuing 10,000,000 convertible preferred share warrants to the holders of the notes.
The Company then received a further extension for the due
date of these notes payable by one year to April 1, 2004 in
consideration of issuing 1,675,719 convertible preferred share warrants to the holders of the notes. Each convertible preferred
Share warrant entitled the holder to purchase one voting, 8%
cumulative preferred share, which is convertible into one
common share at $0.10 per share until June 4, 2004.

During the year ended March 31, 2004, the notes were reduced through the exercising of 9,000,000 common share warrants for
$1,350,000 and the exercising of 11,269,434 convertible
preferred share warrants for $1,126,943. Also during the year, the amount was reduced by $37,997 from payments received
from equipment sales. During the year, interest expense of
$134,176 was accrued (2003: $216,902; 2002: $228,076).	$ 395,000	$2,775,764	$ 0

During 2003, the note holder was given as consideration for
extending the due date of its notes payable to April 1, 2004,
406,285 convertible preferred share warrants under the same
terms as described above.

During 2003, regulatory approval was given to the note holder for extending the due date to April 1, 2004 of its notes payable by issuance of 2,131,188 convertible preferred share warrants under the same terms as described above. During 2004,
$25,396 (2003 - $17,213; 2002 - $868) in interest was accrued	210,777	325,419	111,633
Total Secured	$ 605,777	$3,101,183	$ 111,633

Item 8 Financial Information

Audited Consolidated Financial Statements for March 31, 2004, together with the report of the auditors are attached at the end of this filing. The Consolidated Balance Sheets provide a two year comparison, all other statements provide three year comparative statements.

Sales and capital assets by geographic region are summarized in Note 19 of the Audited Consolidated Financial Statements.

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

Significant Changes

There have been no significant changes to the Company^s operations since March 31, 2004.

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

The following summarizes the high and low prices and the combined trading volume of the Company's common shares on the TSX Venture Exchange:

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Monthly Data (last six months)
August 2004	0.79	0.45	2,403,700
July 2004	0.64	0.49	995,900
June 2004	0.81	0.55	1,853,900
May 2004	0.88	0.63	3,228,300
April 2004	1.23	0.54	12,657,500
March 2004	1.03	0.24	19,498,900

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Quarterly Data
June 30, 2004	1.23	0.54	17,739,700
March 31, 2004	1.03	0.22	21,085,000
December 31, 2003	0.34	0.24	4,416,810
September 30, 2003	0.34	0.05	16,009,300
June 30, 2003	0.07	0.04	6,540,900
March 31, 2003	0.05	0.02	1,848,300
December 31, 2002	0.06	0.02	6,489,200
September 30, 2002	0.09	0.03	3,046,235
June 30, 2002	0.14	0.04	3,301,353

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Past 5 Years Annual Data
Year ended March 31,
2004	1.03	0.04	48,052,010
2003	0.14	0.02	14,685,088
2002	0.46	0.04	11,513,753
2001	0.90	0.22	4,686,401
2000	2.35	0.40	16,045,604

The following summarizes the high, low and closing prices of the Company's common shares on the NASD - OTC-BB:

Monthly Data (last six months):
Date	High (US$)	Low (US$)	Close (US$)

August 2004	0.6100	0.3400	0.5000
July 2004	0.5000	0.3600	0.3900
June 2004	0.6000	0.4200	0.4400
May 2004	0. 6500	0.4700	0.5000
April 2004	0.9300	.03900	0.5300
March 2004	0.1800	0.7700	0.6800

Quarterly Data:
Date Range	High (US$)	Low (US$)	Close (US$)

April - June 2004	0.9300	0.3900	0.4400
January - Mar. 2004	0.7700	0.1700	0.6800
October - Dec. 2003	0.2600	0.1700	0.2000
July - Sept. 2003	0.2400	0.0400	0.1900
April - June 2003	0.0500	0.0200	0.0400
January - Mar. 2003	0.0300	0.0100	0.0300
October - Dec. 2002	0.0400	0.0100	0.0100

On August 26, 2004, 88,035,719 common shares and 13,806,907 Series I Convertible Preferred Shares were outstanding.

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

E Taxation

Under the Canada-United States Tax Convention Act of 1984, dividends paid by a Canadian company to residents of the United States are subject to a 15% withholding tax in Canada. However, the withholding tax is reduced to 10% of the gross amount if the beneficial owner in the United States is a company which owns at least 10% of the voting stock of the Canadian company.

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

Item 15 [Reserved]

Not applicable.

Item 16 [Reserved]

Not applicable.

CONTROLS AND PROCEDURES

As of March 31, 2004, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC^s rules and forms. Our management necessarily applied its judgement in assessing the costs and benefits of those controls and procedures, which by their nature can provide only reasonable assurance regarding management^s control objectives.

There have been no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 17 Financial Statements

The financial statements of the Company are annexed hereto and have been prepared by the Company in accordance with generally accepted accounting principles in Canada, which differ in certain respects from generally accepted accounting principles in the United States as outlined in the financial statements. The table of contents to the consolidated financial statements and accompanying notes to the consolidated financial statements is attached to this Form 20-F.

The Consolidated Financial Statements are filed as part of this registration statement.

Financial Statements

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Company

Auditors' Report for fiscal years ended 31 March 2004 and 2003

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

For fiscal years ended 31 March 2004 and 2003

Auditors' Report for fiscal year ended 31 March 2002

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

For fiscal year ended 31 March 2002

Consolidated Balance Sheets as of fiscal years ended 31 March 2004 and 2003

Consolidated Statements of Loss and Deficit for the fiscal years ended 31 March

2004, 2003 and 2002

Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended 31 March 2004, 2003 and 2002

Consolidated Statements of Cash Flow for the fiscal years ended 31 March, 2004,

2003 and 2002

Summary of Significant Accounting Policies and Notes to the

Consolidated Financial Statements of the Company

Page(s) 49 50 51 52 53 54 55 56 57-82

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

I, Robert B. Rieveley, the President and Chief Executive Officer of Biotech Holdings Ltd., certify that:

  I have reviewed this annual report of Biotech Holdings Ltd. (the "Company")
  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
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

Date: 27 September, 2004

/s/ Robert B. Rieveley

Robert B. Rieveley,

President and Chief Executive Officer

CERTIFICATION required by Rule 13a-14(b) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)
(17 CFR 240.15d-14(a)) under the Securities and Exchange Act of 1934, as amended

I, Lorne D. Brown, the Chief Financial Officer of Biotech Holdings Ltd., certify that:

  I have reviewed this annual report of Biotech Holdings Ltd. (the "Company")
  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
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

Date: 27 September, 2004

/s/ Lorne D. Brown

Lorne D. Brown,

Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. Section 1350 as adopted pursuant to Section 906
Of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Biotech Holdings Ltd. (the "COMPANY") on Form 20-F for the year ended March 31, 2004, as filed with the Securities Exchange Commission on the date hereof (the "REPORT"), I, Robert B. Rieveley, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

    Dated: September __27___, 2004

    /s/ Robert B. Rieveley

    ______________________________________

    Robert B. Rieveley, President and C.E.O.

    CERTIFICATION PURSUANT TO
    18 U.S.C. Section 1350 as adopted pursuant to Section 906
    Of the Sarbanes-Oxley Act of 2002

    In connection with the Annual Report of Biotech Holdings Ltd. (the "Company") on Form 20-F for the year ended March 31, 2004, as filed with the Securities Exchange Commission on the date hereof (the "REPORT"), I, Lorne D. Brown, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September _27__, 2004

/s/ Lorne D. Brown

______________________________________

Lorne D. Brown, C.F.O.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date _27 September, 2004 Biotech Holdings Ltd.

/s/ Robert B. Rieveley

__________________________

Robert B. Rieveley, President

and Chief Executive Officer

Biotech Holdings Ltd.

Consolidated Financial Statements

For the years ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

Biotech Holdings Ltd.

Consolidated Financial Statements

For the years ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

Contents

Auditors' Report for fiscal years ended 31 March 2004 and 2003 49

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

for fiscal years ended 31 March 2004 and 2003 50

Auditors' Report for fiscal years ended 31 March 2002 51

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

for fiscal year ended 31 March 2002 52

Consolidated Financial Statements

Balance Sheets 53

Statements of Operations 54

Statements of Changes in Shareholders' Equity (Deficiency) 55

Statements of Cash Flows 56

Summary of Significant Accounting Policies 57 - 61

Notes to the Financial Statements 62 - 82

Auditors^ Report

To the Shareholders of

Biotech Holdings Ltd.

We have audited the Consolidated Balance Sheets of Biotech Holdings Ltd. as at March 31, 2004 and 2003 and the Consolidated Statements of Operations, Changes in Shareholders' Equity (Deficiency) and Cash Flows for each of the years in the two-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2004 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at March 31, 2002 and for the year then ended was audited by other auditors who expressed an opinion without reservation on those statements in their report dated August 2, 2002.

/s/ SADOVNICK TELFORD + SKOV

Sadovnick Telford + Skov

Chartered Accountants

Vancouver, British Columbia, Canada

July 26, 2004

Comments by Auditors for U.S. Readers

On Canada-U.S. Reporting Differences

To the Shareholders of

Biotech Holdings Ltd.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated July 26, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

/s/ SADOVNICK TELFORD + SKOV

Sadovnick Telford + Skov

Chartered Accountants

Vancouver, British Columbia, Canada

July 26, 2004

BDO Dunwoody LLP 600 Park Place

Chartered Accountants 666 Burrard Street

Vancouver, BC, Canada V6C 2X8

Telephone: (604) 688-5421

Telefax: (604) 688-5132

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Biotech Holdings Ltd.

We have audited the Consolidated Statements of Operations, Changes in Shareholders' Equity and Cash Flows for the year ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended March 31, 2002, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia

August 2, 2002 (except for Note 22(b), October 27, 2003)

BDO Dunwoody LLP 600 Park Place

Chartered Accountants 666 Burrard Street

Vancouver, BC, Canada V6C 2X8

Telephone: (604) 688-5421

Telefax: (604) 688-5132

Comments by Auditors for U.S. Readers

On Canada-U.S. Reporting Differences

To the Shareholders of

Biotech Holdings Ltd.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated August 2, 2002 (except for Note 22(b), October 27, 2003) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia

August 2, 2002 (except for Note 22(b), October 27, 2003)

Biotech Holdings Ltd.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)
March 31	2004	2003 (Restated)

Assets

Current
Cash and cash equivalents	$ 376,631	$ 17,611
Amounts receivable	19,284	24,269
Due from related parties (Note 4)	-	194,740
Inventory (Note 3)	-	82,153
Deposits and prepaid expenses	11,450	-

	407,365	318,773
Property, plant and equipment
Continuing operations (Note 5)	154,025	23,500
Held for resale (Note 5, 22)	60,000	1,073,836

Patent interests (Note 6)	1,609,363	2,203,076

Deferred costs (Note 7)	1,472	9,855
	$ 2,232,225	$ 3,629,040

Liabilities and Shareholders' (Deficiency)

Liabilities

Current
Accounts payable and accrued liabilities (Note 23)	$ 1,683,371	$ 1,719,507
Promissory notes (Note 9)	-	91,837
Due to related parties (Note 10)	880,775	219,332
Loan payable (Note 11)	-	148,000

	2,564,146	2,178,676

Due to related parties (Note 10)	-	3,101,183

Notes payable (Note 12)	224,343	224,343
	2,788,489	5,504,202
Shareholders' (deficiency)
Share capital (Note 13) - common shares	24,043,775	21,869,798
- convertible preferred shares	1,380,691	-
Contributed surplus	161,997	90,816
Deficit	(26,142,727)	(23,835,776)
	(556,264)	(1,875,162)

	$ 2,232,225	$ 3,629,040

Commitment (Note 17); Contingency (Note 18); Subsequent events (Note 25)

Approved by the Board: /s/ Robert Rieveley Director /s/ Gale Belding Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

For the years ended March 31	2004	2003	2002

Sales	$ -	$ 9,731	$ 49,981

Cost of sales	-	40,134	86,014

Gross profit	-	(30,403)	(36,033)

Expenses
Amortization	610,206	759,226	929,207
Drug research costs (Note 20)	18,682	46,135	159,140
Stock-based compensation	71,181	-	-
General and administrative	446,177	360,403	423,526
Interest - long-term debt	192,904	272,122	267,394
- current debt and other	9,555	370	946
Professional fees	61,082	47,879	54,707
Rent, utilities and maintenance	50,882	71,666	89,671

	1,460,669	1,557,801	1,924,591

Loss from continuing operations Gain from debt restructuring	(1,460,669) 78,560	(1,588,204) -	(1,960,624) -

Loss from discontinued operations
- results of operations (Note 22)	(54,515)	(684,667)	(1,397,940)
- Write-down of assets (Note 22)	(870,327)	(712,753)	-
- Amortization of goodwill	-	-	(32,336)

Net loss for the year	$ (2,306,951)	$ (2,985,624)	$ (3,390,900)

Basic and diluted loss per common share
From continuing operations	$ (0.02)	$ (0.02)	$ (0.04)

From discontinued operations	(0.01)	(0.02)	(0.02)

Net loss for the year	$ (0.03)	$ (0.04)	$ (0.06)

Weighted average outstanding common shares	77,523,091	71,785,664	61,436,980

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statements of Changes in Shareholders' Equity (Deficiency)

(Expressed in Canadian Dollars)

For the years ended March 31, 2004, 2003 and 2002
		Share	Capital				Total
		Convertible		Convertible			Shareholders'
	Common	Preferred	Common	Preferred	Contributed		Equity
	Shares	Shares	Shares	Shares	Surplus	Deficit	(Deficiency)

	Number	Number	Amount	Amount

Balance, March 31, 2001	59,366,332	-	$ 20,252,298	$ -	$ -	$ (17,368,436)	$ 2,883,862

Common shares issued for:
Cash Settlement of secured debt	561,798 10,000,000	- -	80,000 1,237,500	- -	- -	- -	80,000 1,237,500
Net loss	-	-	-	-	-	(3,390,900)	(3,390,900)
Balance, March 31, 2002	69,928,130	-	21,569,798	-	-	(20,759,336)	810,462

Common shares issued for:
Settlement of secured debt Reduction in outstanding debt	2,000,000 2,000,000	- -	100,000 200,000	- -	- -	- -	100,000 200,000
Net loss	-	-	-	-	-	(2,985,624)	(2,985,624)
Balance, March 31, 2003 (as originally stated)	73,928,130	-	21,869,798	-	-	(23,744,960)	(1,875,162)

Retroactive change in Accounting policy respecting stock-based compensation (Note 2)	-	-	-	-	90,816	(90,816)	-
Balance, March 31, 2003 (as restated (Note 2))	73,928,130	-	21,869,798	-	90,816	(23,835,776)	(1,875,162)

Common shares issued:
For cash -
by private placement	1,397,592	-	325,828	-	-	-	325,828
by stock options exercised	1,681,500	-	213,110	-	-	-	213,110
by warrants exercised	561,798	-	78,652	-	-	-	78,652
For debt settlement -
by private placement	973,199	-	206,387	-	-	-	206,387
by warrants exercised	9,000,000	-	1,350,000	-	-	-	1,350,000
Convertible preferred shares issued:
For debt settlement -
by warrants exercised	-	13,806,907	-	1,380,691	-	-	1,380,691
Stock-based compensation	-	-	-	-	71,181	-	71,181
Net loss	-	-	-	-	-	(2,306,951)	(2,306,951)

Balance, March 31, 2004	87,542,219	13,806,907	$ 24,043,775	$ 1,380,691	$ 161,997	$ (26,142,727)	$ (556,264)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)
For the years ended March 31	2004	2003	2002

Cash provided by (used in)
Operating activities
Net loss from continuing operations	$ (1,460,669)	$ (1,588,204)	$ (1,960,624)
Items not involving cash
Amortization	610,206	759,226	929,207
Stock-based compensation	71,181	-	-
Changes in working capital balances (Note 14)	496,571	188,728	98,583
Net cash (used in) operating activities from
continuing operations	(282,711)	(640,250)	(932,834)
Cash flows from discontinued operations	57,708	50,706	(675,214)

	(225,003)	(589,544)	(1,608,048)
Financing activities
(Increase) in due from related parties	(21,036)	(104,430)	(90,310)
(Decrease) increase in due to related parties	(31,703)	2,875,764	13,793
Repayment of equipment loan	-	-	(27,531)
Reduction of notes payable	-	(2,545,731)	-
Issuance of notes payable	-	332,068	1,619,659
Issuance of common shares	617,590	-	80,000

	564,851	557,671	1,595,611
Investing activities
Purchase of property, plant and equipment	(34,091)	(1,212)	(3,719)
Proceeds on disposal of property, plant and equipment held for resale	53,263	-	-
Formulations and deferred costs	-	-	(18,555)

	19,172	(1,212)	(22,274)

Increase (Decrease) in cash and cash equivalents	359,020	(33,085)	(34,711)
Cash and cash equivalents, beginning of year	17,611	50,696	85,407

Cash and cash equivalents, end of year	$ 376,631	$ 17,611	$ 50,696

Supplemental disclosure of cash flow information (Note 14)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

The significant accounting policies used in these consolidated financial statements are as follows:
Consolidation	These consolidated financial statements include the accounts of Biotech Holdings Ltd. ("Biotech") and its subsidiaries:
401718 B.C. Ltd. (formerly Biotech Holdings Inc.) ("Holdings),
Biotech Laboratories Inc. ("Laboratories"), 314202 B.C. Ltd.
("314202"), Biotech Pharmaceutical Ltd., Echo Health &
Beauty Ltd. ("Echo"), Volque Pharmaceutical Company Ltd.
("Volque"), and 75% of Smith Rothe Pharmaceutical, Inc.
("Smith Rothe"). All significant intercompany transactions
transactions and balances are eliminated on consolidation.

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
Company be unable to continue as a going concern.

Cash and Cash Equivalents	Cash and cash equivalents consist of cash on deposit with commercial banks and highly liquid money market securities and investment deposits issued by commercial banks which
are readily convertible into cash.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2004 and 2003
Property, Plant and		Property, plant and equipment are recorded at cost.
Equipment
Amortization of property, plant and equipment used in continuing operations is provided over the estimated useful lives of the assets using the following bases and annual rates:

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

No amortization is provided for property, plant and equipment held for resale.

The Company reviews the carrying value of its property, plant and equipment on a regular basis and where these carrying
values are estimated to exceed the net receivable recoverable amounts, provision is made for these decreases in value.

Revenue Recognition		Revenue from product sales is recognized upon the delivery of the product when persuasive evidence of an arrangement
exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future
performance obligations under any licensing agreement or other significant post-delivery obligations.

Inventory		Inventory is valued at the lower of cost and market. The market value is determined based on the net realizable value of finished goods and the replacement cost for raw materials. Cost is
determined on a first-in, first-out basis.

Foreign Exchange		Monetary assets and liabilities denominated in foreign
Translation		currencies are translated to Canadian dollars at the year-end exchange rate and all income and expenses are translated at
average exchange rates prevailing during the period. Non
monetary assets and liabilities are translated at the rates
prevailing at the dates the assets were acquired or liabilities incurred. Exchange gains and losses arising on translation are included in earnings.

Exchange rates between the United States dollar and the
Canadian dollar for the years reported in these financial
statements are as follows:
		2004	2003	2002
	Average for years end As at end of year	$ 1.3532 $ 1.3081	$ 1.5497 $ 1.4716	$ 1.5655 $ 1.5953

Biotech Holdings Ltd.

Summary of Significant Account Policies

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

Deferred Costs	Research expenditures are expensed in the year in which they are incurred.

Deferred development costs included costs incurred that
related to development of new products where management is
satisfied as to the technological, commercial and financial
viability of individual products. Deferred development costs are amortized on a straight-line basis over 5 years.

Formulations included the cost of formulations and trademark rights, patent and distribution approval costs and incorporation costs. Formulations were amortized on a 10% diminishing-
balance basis. Formulations and deferred costs relating to the discontinuance of the personal healthcare product business
were written off in the year ended March 31, 2003.

Label artwork was written off in the year ended March 31,
2003 due to the discontinuation of the personal healthcare
product business

Goodwill	Goodwill was recorded at the amount initially recognized, less any write-down for impairment. On a periodic basis, the
Company estimated the future undiscounted cash flows to
which the goodwill related in order to ensure that the carrying
Value of such goodwill was not impaired. Goodwill had been
amortized on a straight-line basis over 10 years to fiscal year
2003. Goodwill was written off in the year ended March 31,
2003 due to the discontinuation of the personal healthcare
product business.

Patent Interests	Amortization of patent interests is being recorded on a
straight-line basis over the shorter of the estimated useful lives or ten years. The Company evaluates the recoverability of
these interests when facts and circumstances suggest the
asset could be impaired.

Estimates and	The preparation of financial statements in conformity with
Assumptions	generally accepted accounting principles requires management to make estimates and assumptions that affect the reported
amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the
reporting period. Actual results could differ from those
estimates.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

Loss per Share	The Company uses the "Treasury Stock Method" to calculate
loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate
number of common shares outstanding during each period.
The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at
the beginning of the period.

Common equivalent shares (consisting of shares issuable on
exercise of stock options and warrants) totaling 4,550,277
(2003 - 32,503,705; 2002 - 25,331,798) were not included in
the computation of diluted earnings per share because the
effect was anti-dilutive.

Undeclared 8% cumulative dividends on convertible preferred
shares, aggregating $67,900 to March 31, 2004, have no
significant effect on loss per share calculations.

Fair Value of Financial	Financial instruments include cash and cash equivalents,
Instruments	amounts receivable, accounts payable and accrued liabilities,
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
demand. The fair values of the amounts due to/from related
parties, promissory notes, notes payable and loan payable
were not practicable to determine.

Stock-Based Compensation	The Company accounts for stock-based payments to non-
Employees using the fair value based method. This policy was adopted April 1, 2003 and applies to options granted on or after
April 1, 2003. Under the fair value based method, all stock-
based payments to non-employees are measured at the fair
value of the equity instruments issued. The fair value of all stock-based payments to non-employees is periodically re-
measured during the vesting period and any change therein is
Recognized over the period and in the same manner as if the
Company had paid cash instead of paying with or using equity
Instruments.

No compensation cost is recorded for options granted to
Employees, officers and directors pursuant to the Company^s
stock option plans. The Company discloses the pro-forma
effect of accounting for stock options granted to employees, officers and directors under the fair value based method (Note
13(c)(iii)). Consideration paid to employees and directors on the exercise of stock options is recorded as share capital. This policy is unchanged from that previously applied by the Company

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

Income Taxes	Income taxes are accounted for by the liability method. Under this method, future income tax assets and liabilities are
recognized for the future tax consequences attributable to
differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
Future income tax assets and liabilities are measured using
enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary
differences are expected to be recovered or settled. The
effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

1. Nature of Business and Ability to Continue Operations

The Company^s business focus is on developing the distribution of the Company^s Type II diabetes drug known variously as DIAB II, Sucanon and Glucanin. The operations of the Company^s subsidiary for the development, manufacture and distribution of lotions and creams were discontinued during the year ended March 31, 2003, based on a management decision that the subsidiary had limited prospects for developing profitable operations in the near-term. The Company^s business focus remains the development and distribution of the Company^s Type II diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $26,142,727 and a Shareholders^ Deficiency of $556,264 at March 31, 2004. These factors, among others, raise substantial doubt about the Company's ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company's ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management's intention to continue using debt and equity to finance planned capital expansion and initial market development in Mexico and Latin America and other markets and operations until such time as the Company's operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

  Change in Accounting Policy

Stock-based compensation

The Company has adopted the recommendations of the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective April 1, 2003. This Handbook section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This standard requires that all stock based awards to non-employees be measured and recognized using a fair value method.

The cumulative amount of the non-employee stock option plans that would have been recognized in prior years, had that accounting policy been applied, has been recognized as the effect of a change in accounting policy and charged to accumulated deficit in the year commencing March 31, 2004 without restatement of prior years.

The standard encourages the use of a fair value based method for all awards granted to employees, officers and directors, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. The Company has adopted the disclosure only provisions of the Handbook Section 3870 for stock options granted to employees and directors and consequently has disclosed the pro-forma effects to loss and loss per share as if the fair value method had been used (Note 13(c)(ii)).

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

3. Inventory
	2004	2003

Raw materials	$ -	$ 58,222
Finished goods	-	23,931

	$ -	$ 82,153

4. Due From Related Parties

	2004	2003

Amounts due from a director and various related parties.
These amounts are unsecured, non-interest bearing and
payable on demand.	$ -	$ 194,740

  Property, Plant and Equipment

a) Continuing Operations

		Accumulated	Net Book
2004	Cost	Amortization	Value

Production equipment	$ 46,779	$ -	$ 46,779
Laboratory equipment	233,666	144,072	89,594
Furniture and fixtures	6,000	600	5,400
Computer equipment	115,922	103,670	12,252

	$ 402,367	$ 248,342	$ 154,025

	Accumulated	Net Book
2003	Cost	Amortization	Value

Furniture and fixtures	$ 6,000	$ -	$ 6,000
Computer equipment	115,921	98,421	17,500
Computer software and
video masters	128,070	128,070	-

	$ 249,991	$ 226,491	$ 23,500

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

5) Property, Plant and Equipment (cont^d)

b) Held for Resale

		Accumulated	Net Book
2004	Cost	Amortization	Value

Production equipment	$ 1,123,935	$ 1,063,935	$ 60,000

		Accumulated	Net Book
2003	Cost	Amortization	Value

Furniture and fixtures	$ 29,666	$ 19,666	$ 10,000
Laboratory equipment	232,056	141,810	90,246
Production equipment	1,170,198	647,029	523,169
Production moulds	122,412	85,786	36,626
Leasehold improvements	1,348,488	934,693	413,795
China equipment and
furniture	41,223	41,223	0

	$ 2,944,043	$ 1,870,207	$ 1,073,836

During the year ended March 31, 2004, amortization expense for the continuing operations was $8,110 (2003: $9,572, and 2002: $14,861) and $Nil (2003: $7,871, and 2002: $235,755) for property, plant and equipment held for resale.

6. Patent Interests

		Accumulated	Net Book
2004	Cost	Amortization	Value
	$ 4,461,282	$ 2,851,919	$ 1,609,363

		Accumulated	Net Book
2003	Cost	Amortization	Value
	$ 4,461,282	$ 2,258,206	$ 2,203,076

During the year ended March 31, 2004, amortization expense for patent interests was $593,713 (2003: $593,713, and 2002: $595,427).

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

7. Deferred Costs

		Accumulated	Net Book
2004	Cost	Amortization	Value
Incorporation costs	$ 3,681	$ 2,209	$ 1,472

		Accumulated	Net Book
2003	Cost	Amortization	Value

Deferred development costs	$ 2,472,681	$ 2,464,666	$ 8,015
Drug approval costs, China	41,364	41,364	0
Incorporation costs	3,681	1,841	1,840

	$ 2,517,726	$ 2,507,871	$ 9,855

During the year ended March 31, 2004, amortization expense for deferred costs was $8,383 (2003: $148,070, and 2002: $330,270).

8. Goodwill

The $322,300 purchase price discrepancy from the acquisition of a previously unrelated company was allocated to goodwill and was being amortized on a straight-line basis over 10 years. Goodwill in was written off in the year ended March 31, 2003 due to the discontinuation of the personal healthcare product business.

9. Promissory Notes

Promissory notes comprises an unsecured note of $Nil (2003 - $71,837) bearing interest at 12% per annum and a non-interest bearing unsecured note of $Nil (2003 - $20,000). During the year ended March 31, 2004, these promissory notes were settled through the issuance of 394,014 common shares. These notes had no fixed terms of repayment. Interest charges in 2004 on the interest-bearing note were $Nil (2003 - $8,086; 2002 - $7,175).

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

10. Due to Related Parties

a) Unsecured
	2004	2003
(i) Notes payable to RCAR Investment Ltd., a company
controlled by the Company^s president, are unsecured,
payable on demand and bear interest at 8% per annum
compounded annually. During 2004 $17,547 (2003 -
$16,247, 2002 - $15,043) in interest was accrued.	$ 236,879	$ 219,332

(ii) Amounts payable to a Director are unsecured,
payable on demand and bears no interest.	23,433	0

(iii) Amounts payable to companies controlled by a
Director are unsecured, payable on demand and bear no
interest.	14,686	0

	274,998	219.332

b) Secured

	2004	2003

Notes payable bearing interest at the rate of 8% per
annum compounded annually and due on demand.
Collateralized by a general security agreement
providing a charge over the assets of the Company.

(i) During the year ended March 31, 2003, the note
holders were acquired by a related party. During that
year $100,000 in notes payable were settled through
a third party investor.

Further, cash advances of $7,080 were received in
Connection with these notes payable.

During the year ended March 31, 2003, the Company
received a further extension for the due date of these notes payable by one year to April 1, 2003 in consideration of
issuing 10,000,000 convertible preferred share warrants to
the holders of the notes. The Company then received a
further extension for the due date of these notes payable
by one year to April 1, 2004 in consideration of issuing
1,675,719 convertible preferred share warrants to the
holders of the notes. Each convertible preferred share
warrant entitled the holder to purchase one voting, 8%
cumulative preferred share, which is convertible into one
common share at $0.10 per share until June 4, 2004.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

10. Due to Related Parties (cont^d)

b) Secured (cont^d)

During the year ended March 31, 2004, the notes
were reduced through the exercising of
9,000,000 common share warrants for
$1,350,000 and the exercising of 11,269,434
convertible preferred share warrants for
$1,126,943. Also during the year, the amount
was reduced by $37,997 from payments received
from equipment sales. During the year, interest
expense of $134,176 was accrued (2003:
$216,902; 2002: $228,076).	395,000	2,775,764
(ii) During 2003, the note holder was given as
consideration for extending the due date of its notes
payable to April 1, 2004, 406,285 convertible
preferred share warrants under the same terms as
described in (a) above.

During 2003, regulatory approval was given to
the note holder for extending the due date to
April 1, 2004 of its notes payable by issuance of
2,131,188 convertible preferred share warrants
under the same terms as described in (a) above.
During 2004, $25,396 (2003 - $17,213; 2002 -
$868) in interest was accrued.	210,777	325,419

	605,777	3,101,183

Total	$ 880,775	$ 3,320,515

Allocation - current	$ 880,775	$ 219,332

- long-term	0	3,101,183

	$ 880,775	$ 3,320,515

The fair value of these notes was not practicable to determine.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

11. Loan Payable
	2004	2003

During the year ended March 31, 2004, the loan was
settled for $148,000 plus $24,754 interest. Prior to
settlement the loan bore interest at the Canadian
Western Bank rate of prime plus 6%, minimum of
14.25% and with monthly payments of $2,138 interest
only.	$ 0	$ 148,000

12. Notes Payable - long term

These amounts are unsecured, non-interest bearing and
repayable only from a pro-rata share of profits
commencing January 26, 2001. Payments will be
limited to the principal amounts of the notes outstanding
and no principal repayments are anticipated in 2005.
The fair value of these notes was not practicable to
determine.	$ 224,343	$ 224,343

13. Share Capital

Authorized

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest. The Company's Articles of Incorporation were amended in 2004 to amend the cumulative cash dividend rate of the Series I Convertible Preferred shares from $0.0368 per share to 8% per annum.
  Private Placements of Common Shares

During the year ended March 31, 2004, the Company completed with both third party and related party investors ("the Investors") a $425,828 private placement of 1,826,777 common shares for cash of $325,828 and settlement of debt of $100,000. The allocation between related and third party investors was 1,179,185 common shares for the related party and 647,592 common shares for third parties. The Investors also received 1,826,777 warrants to acquire common shares at $ 0.375 per share, expiring on January 27, 2006. Also during the year ended March 31, 2004, the Company issued 544,014 common shares for the reduction of $106,387 in outstanding debts.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

13. Share Capital (cont^d)

  Private Placements of Common Shares (cont^d)

During the year ended March 31, 2003, the Company completed with third party investors ("the Investors") a $100,000 (2002 - $1,237,500) private placement of 2,000,000 (2002 - 10,000,000) common shares by settlement of secured debt. The Investors also received 2,000,000 warrants to acquire common shares at $ 0.10 per share, expiring on May 15, 2003. (The 2002 Investors also received 3,000,000 warrants to acquire common shares at $ 0.17 per share, expiring on October 16, 2003 and 4,000,000 warrants to acquire common shares at $ 0.16 per share, expiring on January 2, 2004). Also during the year ended March 31, 2003, the Company issued 2,000,000 common shares for the reduction of $200,000 in outstanding debt. (During the year ended March 31, 2002, the Company issued 561,798 common shares and 561,798 warrants to acquire common shares at $0.14 per share expiring on August 18, 2003 for $80,000 cash.)
  Warrants to Purchase Common Shares

  The following table summarizes the number of fully exercisable common share warrants outstanding and the exercise price thereof:
	2004	2003	2002

Outstanding, beginning of year	9,561,798	15,061,798	7,500,000
Issued at $0.14 per share
expiring August 18, 2003	-	-	561,798
Issued at $0.17 per share
expiring October 16,2003	-	-	3,000,000
Issued at $0.16 per share
expiring January 2, 2004	-	-	4,000,000
Issued at $0.10 per share
expiring May 15, 2003	-	2,000,000	-
Issued at $0.375 per share
expiring January 27,2006	1,826,777	-	-
Expired August 3, 2002 $0.65		(3,000,000)	-
Expired December 14, 2002 $0.25		(4,500,000)	-
Exercised $0.14	(561,798)	-	-
Exercised $0.16	(4,000,000)	-	-
Exercised $0.17	(3,000,000)	-	-
Exercised $0.10	(2,000,000)	-	-

Outstanding, end of year	1,826,777	9,561,798	15,061,798

  Outstanding warrants to purchase common shares at March 31, 2004 were as follows:
Exercise Price	Number	Expiry
$0.375	1,826,777	January 27, 2006

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2004 and 2003

  13. Share Capital (cont^d)

  Stock Options - Common Shares

(i) In 1993 the Corporation adopted a stock option plan for its directors, officers and employees. Options granted under this plan may be exercised for a term of up to five years from the date of grant. The maximum number of options granted in any one year is 10% of the issued and outstanding common shares.

In August 2002, the TSX Venture Exchange amended its policies in respect of incentive stock options such that all issuers are required to have stock option plans and approve them annually. As a result, in 2003, the shareholders approved a replacement stock option plan ("2003 Plan") pursuant to which stock options are granted to directors, officers, employees, consultants and other personnel of the Corporation or any of its subsidiaries.

The number of authorized but unissued shares that may be issued upon the exercise of options granted under the 2003 Plan at any time plus the number of shares reserved for issuance under outstanding incentive stock options otherwise granted by the Corporation shall not exceed 5,370,000 common shares of the issued and outstanding shares on a non-diluted basis at any time. The options granted under the 2003 Plan together with all of the Corporation^s other previously established stock option plans or grants shall not result at any time in:

    the number of shares reserved for issuance pursuant to options granted to insiders exceeding 10% of the issued and outstanding shares;

    the grant to insiders within a 12 month period, of a number of options exceeding 10% of the outstanding shares; or

    the grant to any one optionee within a 12-month period, of a number of options exceeding 5% of the issued and outstanding shares (or 2% in the case of an optionee who is a consultant or an employee conducting investor relations activities).

The option period during which an optionee may exercise an option is determined by the Board of Directors, but may not exceed 10 years from the date the option is granted.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

13. Share Capital (cont^d)

c) Stock Options - Common Shares (cont^d)
    The following table summarizes the number of shares under option and the exercise price thereof:

	2004	2003	2002

Balance, beginning of year	3,455,000	4,570,000	4,295,000
Granted (per share)
$0.32 (expiring January 2, 2004)	-	-	600,000
$0.12 (expiring May 21, 2004)	-	1,315,000	-
$0.14 (expiring December 15,
2005)	800,000	-	-
$0.23 (expiring May 3, 2005)	300,000	-	-
$0.25 (expiring January 2, 2006)	1,350,000	-	-
Exercised in year (per share)
$0.12 (expiring May 21, 2004)	(1,115,000)	-	-
$0.14 (expiring December 15,
2005)	(566,500)	-	-
Expired (per share) $0.345	-	-	(225,000)
Expired (per share) $0.46	-	-	(100,000)
Expired (per share) $0.88	(750,000)	(1,070,000)	-
Expired (per share) $0.40	-	(660,000)	-
Expired (per share) $0.45	(100,000)	-	-
Expired (per share) $0.32	(600,000)	-	-
Cancelled (per share) $0.88	(50,000)	(590,000)	-
Cancelled (per share) $0.12	-	(110,000)	-

Balance, end of year	2,723,500	3,455,000	4,570,000

Exercisable, end of year	2,723,500	2,680,000	1,830,000

Weighted average exercise price	$ 0.41	$ 0.40	$ 0.68

Stock options outstanding at March 31, 2004 were as follows:

Exercise Price	Number	Expiry
$0.88	750,000	October 17, 2004
$0.12	90,000	May 21, 2004
$0.14	233,500	December 15, 2005
$0.23	300,000	May 3, 2005
$0.25	1,350,000	January 2, 2006

	2,723,500

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

13. Share Capital (cont^d)

c) Stock Options - Common Shares (cont^d)

(iii) Compensation expense is only recognized for stock options granted to employees, directors and officers with exercise prices below the market price of the underlying common shares on the date of grant. For the year ended March 31, 2004, the exercise price of the stock options is greater than the market price of the underlying common shares on the grant date. Accordingly, for the year ended March 31, 2004, an expense totalling $Nil (2003 - $Nil) would have been recorded in respect to options granted to employees, directors and officers.
  Convertible Preferred Shares and Warrants to Purchase Preferred Shares

At March 31, 2004, 13,806,907 convertible preferred shares were outstanding from the exercise of preferred share warrants during the year. No cash dividend had been declared to date. However, the cumulative effect to March 31, 2004 of the dividend at 8% per annum from date of issuance would have amounted to $67,900. This would have an insignificant effect on net loss or on basic and diluted loss per share.

The following table summarizes the Company^s preferred share warrants outstanding at March 31, 2004, 2003 and 2002, and the changes for the years then ended:
	Exercise
	Price	2004	2003	2002
Balance outstanding,
beginning of year	$ 0.21	5,700,000	5,700,000	-
	$ 0.10	13,806,907	-	-

		19,506,907	5,700,000	-

Issued	$ 0.85	-	-	2,630,132
Issued	$ 0.21	-	-	5,700,000
Issued	$ 0.10	-	10,000,000
Issued	$ 0.10	-	3,806,907
Exercised	$ 0.10	(13,806,907)
Expired	$ 0.21	(5,700,000)	-	-
Expired	$ 0.85	-	-	(2,630,132)
Balance outstanding and
exercisable, end of year		-	19,506,907	5,700,000

No preferred share purchase warrants were outstanding or exercisable as of March 31, 2004.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

14. Supplemental Cash Flow Information

a) Changes in non-cash operating working capital
	2004	2003	2002

Amounts receivable	$ (9,794)	$ 8,716	$ (18,536)
Inventory	-	43,600	82,366
Deposits and prepaid expenses	(11,450)	-	-
Due from related parties	215,775	-	-
Accounts payable and accrued liabilities	42,133	136,412	34,753
Due to related parties	407,907	-	-
Loan payable	(148,000)	-	-

	$ 496,571	$ 188,728	$ 98,583

b) Other
	2004	2003	2002

Interest paid	$ 9,555	$ 14,474	$ 29,687

Non-cash financing and investing activities:
Issuance of preferred shares through the
exercising of preferred share warrants for
settlement of debt due to related parties	1,380,691	-	-
Issuance of common shares on settlement of
Accounts payable	15,000	-	-
Promissory notes payable (Note 9)	91,837	200,000	1,237,500
Due to related party debt (Note 10)	100,000	-	-
Issuance of common shares through the
exercising of common share warrants for
settlement of debt due to related parties	1,350,000	-	-

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

15. Related Party Transactions

Amounts paid to related parties were based on exchange values which represented the amounts agreed upon by the related parties. Amounts paid or payable to related parties not disclosed elsewhere include:
	2004	2003	2002

Management fees paid to an officer	$ 144,000	$ 144,000	$ 144,000
Directors fees paid in year	-	2,000	4,000
Marketing expenses paid on behalf of Volkspharm	-	-	10,000
Consulting fees paid to companies
controlled by directors	-	1,000	6,500
Rent and computer services paid to a
company controlled by directors	36,860	-	-
Net sales (returns from) to a company controlled
by a Director	(65,135)	70,813	-
Purchase of equipment from a significant
shareholder	13,438	-	-
Net sales to a significant shareholder	-	-	34,877

16. Income Taxes

The tax effects of temporary differences that give rise to the Company^s future income tax assets are as follows:
	2004	2003

Tax loss carry forwards	$ 4,744,000	$ 4,627,000
Property, plant and equipment	412,000	807,000
Patent interests	1,073,000	890,000
Deferred costs	267,000	277,000
Inventory costs	-	12,000
Valuation allowance	(6,496,000)	(6,613,000)
	$ -	$ -

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:
	2004	2003	2002

Provision (benefit) at Canadian statutory rate	$ (679,000)	$ (1,183,000)	$ (1,343,000)
Effect of difference in foreign tax rates	-	-	3,000
Effect of changes in effective tax rates	246,000	-	812,000
Expiry of loss carry forwards	515,000	279,000	332,000
Permanent differences and other	35,000	270,000	(3,000)
(Decrease) increase in valuation allowance	(117,000)	634,000	199,000
	$ -	$ -	$ -

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

16. Income Taxes (cont^d)

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management^s judgment about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has non-capital losses carry forward available from prior years to reduce future taxable income. These losses expire as follows:

2005	$ 1,507,974
2006	1,360,579
2007	2,033,906
2008	2,014,621
2009	1,993,713
2010	1,378,313
2011	2,265,294

$ 12,554,400

No benefit (if any) of these tax losses has been recorded in these financial statements.

17. Commitment

During the year ended March 31, 2002, the Company entered into a world-wide patent licensing agreement with the President of the Company regarding the use of DIAB II (also known under the trademarks Sucanon and Glucanin) as a combination therapy. Combination therapies as defined in the agreement include those therapies for Type II Diabetes in which DIAB II is combined with or used together with other Type II Diabetes drugs. This agreement would require payment by the Company, to the President, of 25% of such royalty revenue received by the Company, either from licensing such combinations to third parties or from the Company itself producing such a combination. The payment of this royalty for combination therapy use was determined by agreement between outside directors and the President. This agreement will have no impact on revenues received by the Company on sales of DIAB II as a monotherapy, and, in the opinion of the management, this agreement is not anticipated to have a significant impact on expected total revenues.

18. Contingency

The Company is the subject of legal disputes which have arisen in the normal course of business. In June 1998, one of the Company's suppliers issued a claim that exceeds the amount accrued by approximately $250,000. The Company has filed a counter claim against the supplier and the matter is presently in litigation. In the opinion of management, the outcome of the legal disputes is not presently determinable. However, it is the opinion of management that this will not have a material adverse financial impact on the Company.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

19. Segmented Information

The Company's personal healthcare product business was operated in Canada and the United States of America and its pharmaceutical business is operated in Canada, South America and China. The Company has no reportable segments.

Sales (returns) by geographic region are summarized as follows:

	2004	2003	2002

Canada (discontinued operations)	$ 163,417	$ 1,026,610	$ 1,250,495
U.S.A. (discontinued operations)	(65,135)	97,866	293,204
China	-	9,731	49,981

	$ 98,282	$ 1,134,207	$ 1,593,680

Property, plant and equipment by geographic region are summarized as follows:

	2004	2003

Canada (continuing operations)	$ 154,023	$ 23,500
Canada (held for resale)	60,000	1,073,836

	$ 214,023	$ 1,097,336

Major Customers

One customer from the discontinued operations accounted for 66% of total sales before returns during the year ended March 31, 2004 (2003 - 61%; 2002 - 39%) and for Nil% of total receivable as of March 31, 2004 (2003 - 29%). Revenues as a percent of total Company sales by each major customer were Overwaitea Food Group 66% of total sales (2003 - 20%; 2002 - 15%) and London Drugs Limited Nil% (2003 - 19%; 2002 - 13%). The operations were halted in December, 2003.

20. Drug Research Costs

	2004	2003	2002

Consulting	$ 18,682	$ 44,535	$ 130,919
Quality control and testing	-	1,600	28,221

	$ 18,682	$ 46,135	$ 159,140

21. Reclassifications

Certain comparative figures have been reclassified to conform to the current year^s financial statement presentation.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

22. Discontinued Operations

(a) The Company^s primary operating subsidiary, Biotech Laboratories Inc., discontinued operations during the year ended March 31, 2003. By agreement dated February 5, 2003, it leased its plant equipment from February 1, 2003 to August 1, 2003 for $10,000 per month. Under the terms of this agreement, the lessee fulfilled orders for the subsidiary from February 1, 2003 to July 1, 2003 and paid the costs of production which were repaid by the subsidiary from the proceeds of the orders sold, on or before August 1, 2003. Profits on these orders accrued to the subsidiary.

A general security agreement registered as a first charge, was granted to the subsidiary, subject to collateral, including inventory, equipment, accounts receivable, intangibles and other personal property of the lessee, to secure payment or performance of obligations and indebtedness of the subsidiary.

As a result of impairment of certain assets, the following were written down during the years ended March 31, 2004 and 2003:

	2004	2003

Inventory	$ -	$ 278,345
Property, plant and equipment	870,327	102,260
Formulations and deferred costs	-	149,558
Goodwill	-	182,590

	$ 870,327	$ 712,753

On August 1, 2003 the lessee of the plant equipment exercised its option to purchase the laboratory and production equipment of Biotech Laboratories Inc. for $1,500,000, payment to be made monthly beginning August 1, 2003 for 120 equal monthly payments of $14,421, including interest at 3% per year, calculated monthly. Further, on August 1, 2003, this subsidiary assigned all funds due to it under the sale of plant equipment, to a related party having a registered charge against the equipment.

In December, 2003, the lessee who had exercised an option to purchase the laboratory and production equipment as of August 1, 2003, had abandoned its intended operations involving the utilization of the laboratory and production equipment, having made payments totaling only $43,263. As a result of this abandonment of the operations, the subsidiary received back title to the laboratory and production equipment and arranged for the removal of this equipment to a site where it was stored in preparation for sale. The removal of the equipment resulted in the write-off of leasehold improvements of $450,421 in the year ended March 31, 2004.

The remaining assets and liabilities of the discontinued operations at March 31, 2004 are as follows:
Current assets	$ 2,732
Property, plant and equipment - net book value	60,000
62,732
Less: current liabilities	(595,532)
$ (532,800)

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

22. Discontinued Operations (cont^d)

Revenue for the year ended March 31, 2004 from the discontinued operations was $98,282, (2003 - $1,124,476; 2002 - $1,543,699) resulting in an operating loss of $54,515 (2003 - $684,667; 2002 - $1,397,940).

(b) The 2002 financial statements have been restated to separately reflect the results of continued operations and discontinued operations.

23. Proposal to Creditors

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

On August 1, 2003, the lessee of the plant equipment (see Note 22 - Discontinued Operations, exercised its option to purchase the laboratory and production equipment of Biotech Laboratories Inc. for $1,500,000, payment to be made monthly beginning August 1, 2003 for 120 equal monthly payments of $14,421, including interest at 3% per year, calculated monthly.

Further, on August 1, 2003, this subsidiary assigned all funds due to it under the sale of plant equipment, to a related party having a registered charge against the equipment.

24. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles

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

  The effect of the above on total assets (per US GAAP) would be to reduce total assets at March 31, 2004 by $1,472 (2003 - $9,855).

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2004 and 2003

  24. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles (cont^d)

  (i) Under US GAAP, the Company applied Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretation No. 44 in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. For the year ended March 31, 2004, the exercise price of the stock options is greater than the market price of the underlying common shares on the grant date. Accordingly, for the year ended March 31, 2004, an expense totaling $Nil (2003 - $Nil; 2002 - $Nil) was recorded in respect to options granted to employees.

(ii) Under US GAAP, stock based compensation to non-employees was estimated using the fair value based method and expensed. Under Canadian GAAP, this policy was adopted April 1, 2003 and applies to options granted after that date. For purposes of reconciliation to US GAAP, the Company recorded, under SFAS No 123, additional compensation recovery of approximately $53,974 and $16,223 for 2003 and 2002 respectively consisting of the values associated with the granting of options with an imputed weighted average fair value at the date of grant amortized on a straight-line basis over the vesting period of the option and net of any recovery of compensation expense previously recognized on unvested options of prior years. In 2004, there is no difference between US and Canadian GAAP due to the change of accounting policy to record the stock options granted to non-employees. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions:
	2004	2003	2002

Risk-free interest rate	1.95%	2.30%	3.21%
Dividend yield	0.00%	0.00%	0.00%
Volatility factor of the expected market price
of the Company's common shares	100.00%	100.00%	100.00%
Expected life of the options (months)	24	24	24

  The Company had adopted Financial Accounting Standards Board Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 requires any gain or loss on early extinguishment of debt to be included in income from continuing operations instead of being classified as an extraordinary item. Accordingly, under US GAAP, the Company would record in 2004 a loss totaling $2,640,760 (2003 - $40,000) on the early extinguishment of debt in continuing operations relating to preferred purchase share warrants and common shares and warrants.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2004 and 2003

  24 Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles (cont^d)

  (i) Under Canadian GAAP, no accounting recognition is given to the preferred share purchase warrants granted to note holders in 2004, 2003 and 2002 (Note 10 b)). Under US GAAP, the preferred share purchase warrants would be valued in accordance with SFAS No. 123 using the Black-Scholes option pricing model with the following weighted average assumptions:
	2004	2003	2002

Risk-free interest rate	1.26%	2.31%	4.76%
Dividend yield	0.00%	0.00%	0.00%
Volatility factor of the expected market price
Of the Company's common shares	100%	100%	100%
Weighted average expected life of the options
(months)	12	12	12

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

  Accordingly, under US GAAP, loss on extinguishment of debts for restructuring of debt instrument totaling $944,093, (2003 - $100,000; 2002 - $1,667,965) would be charged to the Statement of Operations in 2004, 2003 and 2002, respectively.

  (ii) Under Canadian GAAP, no gain or loss is recorded on the extinguishment of debt for common shares and warrants issued by the Company (Note 13(b)). Under US GAAP, a gain or loss is recorded based on the difference between the net book value of the debt and the fair value of the common shares and warrants on the date of issuance. Such a gain or loss under US GAAP would be presented as loss on extinguishment of debt in the Statement of Operations. Under US GAAP, the total value of common shares and warrants issued in 2004 as an extinguishment of debt was $3,138,507 (2003 - $240,000) resulting in a net loss of $1,696,667 (2003 - $(60,000)). The fair value of the common shares is based upon the trading price of the Company^s common shares on the issuance dates. The warrants are valued using the Black-Scholes option pricing model with the following weighted average assumptions:
	2004	2003

Risk-free interest rate	1.95%	2.30%
Dividend yield	0.00%	0.00%
Volatility factor of the expected market price
of the Company's common shares	100%	100%
Weighted average expected life of the options
(months)	24	24

  The value of the warrants based on the Black-Scholes calculation using the above assumptions was $Nil in 2003. There are no issued warrants for common shares in 2004.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2004 and 2003

  24. Reconciliation of Certain Differences Between U.S. and Canadian Generally Accepted Accounting Principles (cont^d)

  The Company uses the term of the lease plus one renewal term to determine the amortization rate for leasehold improvements. Under US GAAP the amortization rate cannot exceed the term of the lease. Accumulated amortization for leasehold improvements under US GAAP would be $Nil (2003 - $1,348,488; 2002 - $1,599,688) rather than $Nil (2003 - $934,693; 2002 - $799,844), and the current year amortization expense under US GAAP would be $Nil (2003 - $Nil; 2002 - $269,698) rather than $Nil (2003 - $134,849; 2002 - $134,849).

  Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2003. The implementation of this new pronouncement does not have a material effect on the Company^s financial statements.

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

  In May 2003, the FASB issued SFAS No. 150 "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 and must be applied prospectively by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The implementation of this new pronouncement does not have a material effect on the Company's financial statements.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2004 and 2003

24. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles (cont^d)
The impact of these differences is as follows:

	2004	2003	2002

Net loss per Canadian GAAP	$ (2,306,951)	$ (2,985,624)	$ (3,390,900)
Amortization of deferred costs, net
of development expenses during
the year (a)	8,383	141,629	324,008
Stock option compensation recovery	-	53,974	16,223
(Loss) on extinguishment of debt (c)	(2,640,760)	(40,000)	(2,062,607)
Amortization of leasehold improvements (d)	-	(134,849)	(134,849)

Net loss and comprehensive loss
per US GAAP	$ (4,939,328)	$ (2,964,870)	$ (5,248,125)

Basic and diluted loss per share in accordance with US GAAP	$ (0.06)	$ (0.04)	$ (0.09)
The impact of the above-noted differences on total shareholders^ deficiency is as follows:

	2004	2003	2002

Shareholders' equity (deficiency) per Canadian GAAP	$ (556,264)	$ (1,875,162)	$ 810,462
Unamortized balance of deferred costs (a)	(1,472)	(9,855)	(151,484)
Accumulated amortization leasehold
improvements (d)	-	(934,693)	(799,844)

Shareholders' (capital deficit)
per US GAAP	$ (557,736)	$ (2,819,710)	$ (140,866)

25. Subsequent Events
  Subsequent to the year end, the following stock options were exercised:

Price per	Number of	Proceeds
Share	Common Shares	Received

$0.12	90,000	$ 10,800
$0.14	83,500	11,690
$0.25	220,000	55,000

	393,500	$ 77,490

b) In June 2004, the Company entered into a marketing and distribution agreement with unrelated parties for the marketing and distribution of its Type II diabetes drug in Mexico.