Form 20-F
period 2005-03-31
BIOTECH HOLDINGS LTD
filed 2005-09-15
CIK 1018153

SEC 1852 (06-2001)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __March 31, 2005_______________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

90,134,310 Common Shares Without Par Value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes

☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17

☐ Item 18

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

Critical Accounting Policies

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Differences with generally accepted accounting principles in the United States ("U.S. GAAP") are set forth in Note 19 to the Consolidated Financial Statements of the Company (Item 17 of this Form 20F). Some accounting policies have a significant impact on the amounts reported in these financial statements. The Consolidated Financial Statements include a section describing the Company^s significant accounting policies. Note that the preparation of this Form 20-F requires the Company to make estimates and assumptions that:

  may affect the reported amount of assets and liabilities;

  may affect the contingent assets and liabilities as disclosed at the date of the financial statements and;

  may affect the reported amounts of revenues and expenses during the reported period.

There can be no assurance that actual results will not differ from those estimates.

The Company believes, as explained below, that our most critical accounting policies comprise the following:

Revenue Recognition

The Company^s principal revenue will be derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug.

Revenue from product sales will be recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

To March 31, 2005, the Company had not generated revenue from its Type II diabetes drug.

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
Fiscal year ended
March 31,	2005	2004	2003	2002	2001

Revenues	$ nil	$ nil	$ 9,731	$ 49,981	$ 75,055
Loss from continuing
Operations	(1,755,128)	(1,460,669)	(1,679,020)	(1,960,624)	(1,574,889)

Profit (Loss) from
discontinued operations
including amortization of
goodwill and gain
from debt restructuring	239,057	(846,282)	(1,397,420)	(1,430,276)	(1,495,735)

Net loss for the year	(1,516,071)	(2,306,951)	(3,076,440)	(3,390,900)	(3,070,624)
Loss per share	(0.02)	(0.03)	(0.04)	(0.06)	(0.06)

Working Capital Deficiency	(1,644,095)	(2,156,781)	(1,859,903)	(1,029,444)	(596,188)
Total Assets	1,759,027	2,232,225	3,629,040	5,853,429	7,189,483
Long Term Debt	224,343	224,343	3,325,526	2,876,125	2,584,276
Total Liabilities	2,437,211	2,788,489	5,504,202	5,042,967	4,305,621
Shareholders^ Equity
(deficiency)	(678,184)	(556,264)	(1,875,162)	810,462	2,883,862

Number of issued common
shares at March 31	90,134,310	87,542,219	73,928,130	69,928,130	59,366,332
Dividends per share	nil	nil	nil	nil	nil

The figures below are presented in accordance with U.S. GAAP (expressed in Canadian Dollars).

	Year ended	Year ended	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,	March 31,	March 31,
	2005	2004	2003	2002	2001

Revenues	$ nil	$ nil	$ 9,731	$ 49,981	$ 75,055
Net Loss	(1,514,599)	(4,939,328)	(2,964,870)	(5,248,125)	(4,871,784)
Loss per share	(.02)	(.06)	(.04)	(.09)	(.10)

Working Capital Deficiency	(1,644,095)	(2,156,781)	(1,859,903)	(1,029,444)	(596,188)
Total Assets	1,757,555	2,230,753	2,684,492	4,902,101	6,048,696
Long Term Debt	224,343	224,343	3,325,526	2,876,125	2,584,276
Total Liabilities	2,437,211	2,788,489	5,504,202	5,042,967	4,305,621
Shareholders^ Equity
(Deficiency)	(679,656)	(557,736)	(2,819,710)	(140,866)	1,743,075

Number of issued common
Shares at March 31	90,134,310	87,542,219	73,928,130	69,928,130	59,366,332

Dividend per share	Nil	Nil	Nil	Nil	Nil

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
Year Ended
March 31	2005	2004	2003	2002	2001
	US$	US$	US$	US$	US$

High	.8532	.7883	.6854	.6638	.6906
Low	.7138	.6690	.6229	.6175	.6529
Average	.7842	.7403	.6458	.6393	.6657
End	.8220	.7648	.6797	.6271	.6346

The closing exchange rate as at August 29, 2005 was US$ 0.8345 and the high and low exchange rates for each of the previous six months was as follows:

	High	Low
	US$	US$

March 2005	.8347	.8001
April 2005	.8286	.7949
May 2005	.8085	.7878
June 2005	.8144	.7960
July 2005	.8318	.8038
August 2005	.8397	.8172

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

vii) risk that competitors within the market will in various ways act to reduce the commercial success of the drug

viii) risk that the drug will have unexpected side-effects which may place new constraints on its commercial viability.

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

  In January, 1995 the Company identified Biotech Holdings Inc. ("Holdings") as a potential acquisition. On December 14, 1995 the Company^s shareholders approved the acquisition of all of the issued and outstanding shares of Holdings in exchange for 15 million shares issued to the shareholders of Holdings and approved the Company^s name change to Biotech Holdings Ltd. to reflect its corporate direction in the biotechnology field.

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

  In June 2004, the Company announced that it had signed an agreement for marketing its Type II Diabetes drug in Mexico

  December 1, 2004 - the Company announced that it had received its first order for Sucanon from Farmacias Benavides, the largest pharmacy chain in Mexico with 662 stores and 83,000 employees.

  December 9, 2004 - the Company announced that Sucanon had received an endorsement from the President of Club Dulce Vida, a diabetic support association in the Mexican state with the greatest number of diabetics which has invited the Company to present at the association^s next symposium meeting.

  January 20, 2005 - the Company announced that on-air radio advertising for Sucanon had begun in Mexico.

  March 3, 2005 - the Company announced that there was an expansion in the number of drugstore chains and other retail outlets carrying Sucanon in Mexico. Also, it was announced that the Company  television infomercial had received approval from Mexican regulatory authorities.

  National television and radio advertising for the sale of Sucanon in Mexico began in May 2005. Revenues from shipments made prior to the launch of the advertising were recognized in the quarter ended June 30, 2005.

Capital Expenditures

The following table details the Company  principal capital expenditures under the three categories of Property, Plant and Equipment, Patent Interests and Formulations and deferred costs since March 31, 2002:
Property Plant and Equipment for Continuing Operations

Cost March 31, 2002	$ 3,329,084
Write-down of Assets from Discontinued
Operations	(135,050)
Capital Assets Held for Resale	(2,944,043)
Cost March 31, 2003	$ 249,991
Additions
Production Equipment	46,780
Laboratory Equipment	1,610
Laboratory Equipment Reclassified from
Equipment Held for Resale	232,056
Write-off of Fully Amortized Computer
Software	(128,070)
Cost March 31, 2004	$ 402,367
Additions
Laboratory Equipment	3,169
Computer Equipment	2,254
Cost March 31, 2005	$ 407,790

Patent Interests

Cost March 31, 2003, 2004 and 2005	$ 4,461,282

Formulations and Deferred Costs

Cost March 31, 2002	$ 3,085,766
Additions:
Label Artwork Costs	1,212
Deductions:
Write off of Formulations and
trademarks with discontinued
operations	(317,753)
Write-off of label artwork from
discontinued operations	(251,499)
Cost March 31, 2003	$ 2,517,726
Write-off of fully amortized deferred
costs	(2,514,045)
Cost March 31, 2004	$ 3,681
Write-off of fully amortized deferred
costs	(3,681)
Cost March 31, 2005	$ Nil

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

Sales and Revenue Activity Analysis

During the past three fiscal years, sales and revenue from the distribution of the Company^s personal care products and from the sale of its Type II Diabetes drug in China, have had the following distribution amongst activities and geographic markets:
	Fiscal	Fiscal	Fiscal
	2005	2004	2003

Drug Sales in China	$ nil	$ nil	$ 9,731

Personal Care Product Division Sales:
Canada (Discontinued Operations)	nil	163,417	1,026,610
U.S.A. (Returns) (Discontinued Operations)	nil	(65,135)	97,866
Total Sales from Discontinued Operations	nil	98,282	1,124,476

Total Sales in Year	$ nil	$ 98,282	$ 1,134,207

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

  All other countries.

The following section discusses the corporate structure and the history and progress of the drug beginning with China where the drug was initially tested and sold on a test-market basis. The Company recorded drug sales in China from 1997 to 2003 but has from that time suspended its marketing efforts there and has not recorded further sales.

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

DIAB II is the first drug that Volkspharm has developed. Volkspharm has granted to Volque an exclusive license to manufacture DIAB II, make any claims and to use all patent rights in China and other "Asia Countries" defined above.

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

Structure of the Other Countries Pharmaceutical Business

Associated Company

Allburg Holdings Inc.

Allburg Holdings Inc. ("Allburg"), previously known as Wanchi Inc., has been granted an exclusive license to manufacture and sell DIAB II, make any claims and to use all patent rights in all countries outside Oriental Asia. As a condition of this license Allburg must sub-license these rights, and this sub-license may only be granted to companies that are at least 50% owned by the Company (see Exhibit 3.8 to the Company^s Registration Statement previously filed with the March 31, 1996 Form 20-F). Allburg granted an exclusive license to sub-contract the manufacture and marketing of the Company^s Type II diabetes drug known variously as DIAB II, Sucanon and Glucanin make claims and to use all patent rights in countries outside Oriental Asia to Smithe Rothe Pharmaceutical, Inc. ("Smith Rothe").

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

In December 2002, a Director of the Company purchased Allburg. This purchase resulted in his indirect ownership of 25% of Smith Rothe.

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

During the year ended March 31, 2003, the Rieveley Family Trust acquired notes payable by the Company from previously unrelated note holders. As of August 26, 2004 the Rieveley Family Trust owned 20,221,363 or 19.8% of the issued and outstanding common shares of the Company. In August 2003, the Rieveley Family Trust reduced the notes by $1,380,691 through the exercising warrants to purchase 13,806,907 Series I Convertible Preferred Shares at $0.10 each. Each convertible preferred share is voting, has an 8% cumulative cash dividend and is convertible into common shares on a 1:1 basis. With the preferred and common shares combined, on August 26, 2005, the Rieveley Family Trust held 33,424,272 (31.5%) of the total outstanding voting shares of the Company.

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

Manufacturing of the Drug

DIAB II is a pressed tablet that is coated and then packaged in a blister-pack form for distribution. In order to safe-guard the proprietary information of the drug, the active ingredient in the drug is manufactured at the Company^s facility in Vancouver, British Columbia and then shipped to Mexico (and in the past to China) for tableting. The tableting and packaging of the drug in Mexico and China is being undertaken on a contract basis by unaffiliated manufacturers.

Marketing of DIAB II

It is intended that DIAB II will be marketed throughout the world under licenses granted by Volkspharm. Volque has been granted an exclusive license to market DIAB II to all Asia Countries. Allburg has been granted an exclusive license to market DIAB II to all countries other than Asia Countries. Allburg must sub-license these rights, and the sub-license may only be granted to companies that are at least 50% owned by the Company or its subsidiaries. The Company has a 75% interest in rights to DIAB II in countries other than the Asia Countries. The 25% minority interest in these rights is owned by a Company controlled by a Director of the Company.

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

The primary market for DIAB II is IGT (Impaired Glucose Tolerance) and mild-medium NIDDM (Non-Insulin Dependent Diabetes Mellitus) patients. At present, dietary therapy is the primary recommended regimen for IGT sufferers.

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

Company Highlights of Fiscal 2005

The following are highlights of the Company^s business during fiscal 2005:

  April 8, 2004 - The Company announced that it had closed its private placement funding totaling $425,639 previously announced. These funds were being applied to the completion of facilities improvements and machinery requirements at the Company^s new pre-mix facility as well as to costs associated with the launch of Sucanon in Mexico.

  April 14, 2004 - The Company announced that the commencement of the installation of pharmaceutic processing equipment required for the production of Sucanon .

  April 22, 2004 - The Company announced that production of Sucanon had begun.

  May 3, 2004 - the Company announced that it had shipped the first batch of active ingredients of Sucanon to Mexico for tableting and packaging. This shipment was for sample packages to be distributed to doctors, pharmacists and buyers for drugstores in Mexico.

  June 1, 2004 - the Company announced that it had signed an agreement for marketing Sucanon in Mexico.

  June 7, 2004 - the Company announced that it had completed the first production order of Sucanon which was sufficient to produce 1.2 million tablets or 20,000 one-month treatment packages. The value of this shipment was in the range of $240,000 US at the wholesale level.

  July 23, 2004 - the Company announced that it had tested the sample tablets from the first run of Sucanon and that the tablets had met the quality control requirements

  August 5, 2004 - the Company announced that a second batch of Sucanon (sufficient to produce 1.2 million tablets or 20,000 one-month treatment packages) was being produced. The Company^s marketing and manufacturing partners were preparing for the launch of Sucanon. A television infomercial as well as two-minute, one-minute and 30-second television commercials were in production along with Sucanon radio spots.

  September 22, 2004 - the Company announced that it was opening an office in Mexico to coordinate sales and marketing in the Latin American region.

  October 26, 2004 - the Company announced that it received preliminary regulatory approval to proceed with raising private placement funding totaling $1,000,000 Cdn. Shares pursuant to the funding will be issued at $0.50 Cdn with each share having a two-year warrant exercisable at $0.55 Cdn. The funds were to be applied to requirements associated with the launch of Sucanon in Mexico including advertising, in-store support and medical presentations,

  December 1, 2004 - the Company announced that it had received its first order for Sucanon from Farmacias Benavides, the largest pharmacy chain in Mexico with 662 stores and 83,000 employees.

  December 9, 2004 - the Company announced that Sucanon had received an endorsement from the President of Club Dulce Vida, a diabetic support association in the Mexican state with the greatest number of diabetics which has invited the Company to present at the association^s next symposium meeting.

  January 20, 2005 - the Company announced that on-air radio advertising for Sucanon had begun in Mexico.

  March 3, 2005 - the Company announced that there was an expansion in the number of drugstore chains and other retail outlets carrying Sucanon in Mexico. Also, it was announced that the Company^s television infomercial had received approval from Mexican regulatory authorities.

During the quarter ending June 30, 2005, the Company announced that it had made shipments to major pharmacies and distributors in Mexico including Wal-Mart, Grupo Marzam and Grupo Innova. Shipments to Farmacias Benavides and other major Mexican pharmacies and distributors were made prior to the start of the quarter under review.

In May 2005, the Company announced that it had signed an agreement for the sale of Sucanon on the internet to countries in the Western Hemisphere. The website for these sales became operational in August 2005.

National television and radio advertising for the sale of Sucanon in Mexico began in May 2005. Revenues from shipments made prior to the launch of the advertising were recognized in the quarter ended June 30, 2005.

Subsequent to June 30, 2005, the Company announced that sales of Sucanon in July 2005 exceeded the value of revenues in the preceeding seven months combined.

Research & Development - the Company^s Type II Diabetes drug

Research expenditures are expensed in the year in which they are incurred. During fiscal 2005 the company expensed $5,576 (2004 - $18,682 and 2003 - $46,135) in drug related research costs.

It is the Company^s policy to defer all costs that relate to the development of new products where management is satisfied as to the technological, commercial and financial viability of individual products. These costs are amortized on a straight-line basis over a five year period. All deferred development costs were fully amortized in the year ended March 31, 2004 and no additional amounts were capitalized.

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

Government Regulation

Regulation by governmental authorities in Canada, the United States and other countries is a significant factor in the production and marketing of Sucanon (DIAB II) and the Company^s ongoing research and development activities. Sucanon (DIAB II) has received approval for sale in China, Peru and Mexico. In November 3, 2003 the Company announced that it received formal written approval from the Mexican national regulator for the sale of Sucanon in Mexico.

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

International Operations

It is management^s intention that marketing of Sucanon (DIAB II) will be conducted through a partnership with either local distributors or through the creation of a strategic alliance with a large multi-national pharmaceutical company. To that end, management of the Company has had preliminary discussions with a number of multi-national corporations. These discussions have involved licensing of the product for distribution in selected areas of the world. The Company has also received a number of enquiries from distribution firms around the world with respect to the licensing of this drug.

Most of the Company^s sales of Sucanon (DIAB II) are expected to be made in international markets. The Company will require regulatory approval prior to undertaking sales activity in a particular country. Sales of Sucanon (DIAB II) in international markets are subject to certain risks common to such sales, including government regulation, export and import license requirements, risks of tariffs or trade barriers and political and economic instability. There can be no assurance that these risks will not materially adversely affect the Company in the future.

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

In Mexico, where the Company initiated sales of Sucanon (DIAB II) in the first quarter of fiscal 2006, marketing of DIAB II under the trade name Sucanon is carried out by an independent Mexican marketing group. The company opened an office in Mexico to co-ordinate the marketing efforts and the supply of Sucanon to the market in Mexico. The Company does not plan to be involved in the sales and marketing of Sucanon in Peru and other countries and plans to engage the services of third-party marketing companies to achieve its marketing goals.

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

C. Organizational Structure

The following table provides details of the Company^s significant subsidiaries:
			Percent	Biotech^s
		Percent	of Direct	Proportion
	Country of	of Direct	& Indirect	of Voting
Subsidiary Name	Incorporation	Ownership	Ownership	Power

Biotech Laboratories Inc.	Canada	100.0%	100.0%	100.0%
401718 B.C, Ltd. (formerly
Biotech Holdings Inc.)	Canada	100.0%	100.0%	100.0%
314202 B.C. Ltd	Canada	100.0%	100.0%	100.0%
Volkspharm Healthcare Incorporated	Canada	0.0%	37.5%	50.0%
Volque Pharmaceutical Company Ltd. Smith Rothe Pharmaceutical, Inc.	China Barbados	40.0% 75.0%	59.1% 75.0%	59.1% 75.0%

D. Description of Property

Manufacturing Facility

During the fiscal year ended March 31, 2004 the Company leased a location in the Vancouver, BC area, totaling approximately 2,400 square feet, for housing equipment and facilities for production of pre-mix powder for Sucanon (DIAB II), which is at present the Company^s sole product.

The equipment in the former manufacturing facility was moved out of the former production facilities and equipment not related to the production of the Type II Diabetes drug has been stored and is held for resale. The proceeds from the equipment sale will be applied to secured outstanding debts of the Company.

There are a number of long term related party notes payable issued which have been collateralized by the assets of this facility totaling approximately $0.45 million (2004: $0.6 million). (See Note 7 of the Consolidated Financial statements attached.)

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

Sales and Administration Office

The sales and administration office is a 2,600 square foot leased premises located in suburban Vancouver. The use of this office is expected to be meet the Company^s requirements at least for the next three years.

Item 5 Operating and Financial Review and Prospects

A. Operating Results

US Generally Accepted Accounting Principles

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Differences with generally accepted accounting principles in the United States ("U.S. GAAP"), are set forth in Note 19 to the Consolidated Financial Statements of the Company (Item 17 of this Form 20F). Some accounting policies have a significant impact on the amounts reported in these financial statements. The Consolidated Financial Statements includes a section describing the Company^s significant accounting policies

Year Ended March 31, 2005 Compared

With Year Ended March 31, 2004

Operating Results

During the year ended March 31, 2005, the Company^s business focus was on the development and the distribution of the Company^s Type II Diabetes drug variously known as DIAB II, Sucanon and Glucanin (hereinafter referred to as Sucanon). The Company^s business focus remains the development and distribution of Sucanon, particularly in Mexico and Latin America. Approval for the sale of the diabetes drug was received from Mexico in November, 2003.

The manufacture of Sucanon began in the fiscal year ended March 31, 2005. The Company manufactures a pre-mix of the active ingredients in British Columbia. The pre-mix is shipped to a non-related manufacturer in Mexico for tableting and packaging. Quality control of the tablets manufactured in Mexico is carried out by a random selection of coated and uncoated tablets which are sent to Vancouver for quality control tests by the Company^s production facilities and other facilities in the Vancouver area.

In December 2004, the Company began shipping its Type II Diabetes drug Sucanon to Mexican retailers. Shipments in the month had a wholesale value of $29,147 and were previously reported in the Company^s third quarter financial statements. The Company reviewed its accounting policy for revenue recognition and at that time was satisfied that the conditions for revenue recognition were met.

In July 2005, management met with the Company^s Audit Committee and the Company^s auditors to discuss the year end financial statements. The question of revenue recognition was discussed at length. It was noted that collections for these shipments did not commence until June 2005, which was beyond their credit terms. Upon further investigation, it was determined that there were unexpected delays in the launch of the TV advertising campaign for Sucanon until May 26, 2005. It was felt that a retailer would have had a reasonable expectation that the advertising should have started sooner and that as at December 31, 2004, the Company therefore had future performance obligations to meet prior to recognizing the $29,147 sales previously reported. In retrospect, with regards to conservatism, the shipments of December and subsequent shipments were not recognized until May 26, 2005 (the first quarter of the fiscal year ended March 31, 2006) when the TV advertising campaign began.

The third quarter financial statements of fiscal 2005 were amended and restated to satisfy this more stringent approach to the Company^s revenue recognition policy. The overall effect that the restatement on the third quarter results had assets reduced by $23,358, liabilities reduced by $3,743, non-controlling interest reduced by $4,432 and the net loss and deficit for the quarter and 9 month period was increased by $17,183. Although the overall effect of these adjustments may not be considered material, the fact that sales were being eliminated from the Consolidated Statements of Operations may be perceived as material.

The Company would like to emphasize that the product was shipped in the period and deferred the recognition of these sales until the quarter ended June 30, 2005. The Company believes that it has set in place safeguards to ensure the collection of these receivables.

Operating expenses increased from $1,460,669 in 2004 to $1,755,128 in 2005. The $294,459 increase represents a 20.2% increase over the prior year. Expenses with significant increases include stock based compensation increased $315,323, plant set-up costs increased $105,311. Interest on current debt was reduced by $131,454.

The net loss for the year was $1,516,071 which was $790,880 (34.3%) less than the $2,306,951 loss incurred in the year ended March 31, 2004.

Financial Highlights

Operating activities used $964,746 (2004: $225,003) in cash while financing activities provided $1,007,647 (2004: $564,851) in cash flow and investing activities provided $21,072 (2004: $19,172) in cash. As a result cash increased $63,973 (2004: $359,020) in the year. As at March 31, 2005, the working capital deficiency was $1,644,095 (2004: $2,156,781).

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

During the year ended March 31, 2005, the Company issued a total of 2,592,091 common shares for consideration of $1,007,647. After taking into account the $1,516,071 loss in the year, and adding back the $386,504 in stock-based compensation expense and the common share issuances, the shareholders^ deficiency has increased from $556,264 as at March 31, 2004 to $678,184 as at March 31, 2005.

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

With the discontinuation, during the year ended March 31, 2003, of the operations of the Company^s subsidiary for the development, manufacture and distribution of lotions and creams, the Company had no revenues in the year ended March 31, 2004. Operating expenses for the year ended March 31, 2004 totaled $1,460,669 representing a $97,132 (6.2%) reduction from the $1,557,801 expenses incurred in 2003. With a change in Accounting Policy (see Note 2) the Company recognized $71,181 Stock-based compensation expense in 2004. Amortization expenses were reduced by $149,020 and interest expenses decreased $70,033. The loss from continuing operations was $1,460,669 in the year which was a $218,351 (13%) improvement from the $1,679,020 loss in 2003.

Note 22 of the Company^s audited financial statements summarizes the discontinued operations of the Company^s primary operating subsidiary, Biotech Laboratories Inc. ("Laboratories"). The discontinued operations had a $54,515 (2003: $684,667) loss from operations and a $870,327 (2003: $712,753) write-down of capital assets and inventories (in 2003).

The net loss for the year was $2,306,951 which was $769,489 (25%) less than the $3,076,440 loss incurred in the year ended March 31, 2003.

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

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

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

B. Liquidity and Capital Resources

As referred to previously, the Company has incurred operating losses in each of the last three fiscal years and has an accumulated deficit of $27,658,798 and a Shareholders^ Deficiency of $678,184 at March 31, 2005. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise equity capital on a private-placement basis and debt to finance the operations and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance its operations until such time as the Company^s operations are self-sustaining.

During the year ended March 31, 2005, the Company issued a total of 2,592,091 common shares for consideration of $1,007,647. After taking into account the $1,516,071 loss in the year, and adding back the $386,504 in stock-based compensation expense and the common share issuances, the Shareholders^ deficiency has increased from $556,264 as at March 31, 2004 to $678,184 as at March 31, 2005.

Operating activities used $964,746 (2004: $225,003) in cash while Financing activities provided $1,007,647 (2004: $564,851) in cash flow and Investing activities provided $21,072 (2004: $19,172) in cash. As a result cash increased $63,973 (2004: $359,020) in the year. As at March 31, 2005, the working capital deficiency was $1,644,095 (2004: $2,156,781).

Commitments for Capital Expenditures

The Company has not made any material commitments for capital expenditures during the year or during the subsequent interim period.

  Research and Development

Research expenditures are expensed in the year in which they are incurred. During fiscal 2005 the company expensed $5,576 (2004 - $18,682 and 2003 - $46,135) in drug related research costs.

It is the Company^s policy to defer all costs that relate to the development of new products where management is satisfied as to the technological, commercial and financial viability of individual products. These costs are amortized on a straight-line basis over a five year period. All deferred development costs were fully amortized in the year ended March 31, 2004 and no additional amounts were capitalized.

D. Trend Information

The Company intends to maintain fixed monthly overhead in the $150,000 range during the balance of the 2006 fiscal year, while focusing strictly on advancing Sucanon (DIAB II) production and marketing for markets in Latin America. Maintenance of overhead at these relatively low levels is expected to be achieved by limiting any expansion of head-office overhead and sub-contracting sales and marketing to arms^ length companies in the Latin American markets where Sucanon is planned to be launched.

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

On May 26, 2005 Biotech began television advertising of Sucanon in Mexico with a 28-minute infomercial about Type II Diabetes and Sucanon. Biotech spent $232,319 US on TV and radio broadcast costs during the quarter, an amount which is recoverable from the marketing company in Mexico, from ongoing sales of Sucanon. By agreement with the company^s marketing company in Mexico, Biotech^s advertising expenditures are refundable from the marketing company^s profits.

Given Sucanon sales growth during June and July, following the beginning of television advertising at the end of May, the decision was taken in July to continue television advertising. Accordingly, an additional $184,500 US was spent after the end of the period to continue broadcasting of the infomercial as well as radio broadcasts and/or 1-minute and 2-minute advertisements based on the infomercial.

Sucanon sales have continued to do well since the end of the period. July revenues were $124,974, more than double the revenues of the preceding month.

Since the end of June 2005, the Company has added Costco Mexico as a distributor and the Company^s sales through one of its other distributors, Grupo Marzam, have expanded to include deliveries to a government branch known as ISSSTE ("Instituto de seguridad y servicios Sociales de Trabajadores del Estado" or Governmental Workers, Social Security and Services Institute) whose mandate includes assisting Mexicans who cannot afford to obtain medications at normal market prices. ISSSTE outlets serve approximately 10 million Mexicans. Selling through Marzam to ISSSTE does not affect Biotech^s margins.

Discussions regarding expanding of Sucanon distribution in Latin America have continued with some distributors and initiated with others, focusing on distribution of Sucanon in Peru (where approval has been received), Venezuela, Chile, Argentina and Brazil. The Company^s aim is to distribute Sucanon through national distributors in the majority of Latin American markets.

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
University of British
Columbia since 1984. He has
served as a National
Director for the Canadian
Cancer Society, as the
President of the British
Columbia Cancer Agency
and as a Member of Council
for the Institute of
Chartered Accountants of
B.C.

Dr Geoff Herring	Scientific advisor to the	Now retired, Dr Herring was a
Vancouver, BC	Company since 1998	Professor of Chemistry at
	Director and member of the	the University of British
	Audit Committee since 1999	Columbia since 1982. Dr.
	Member of Medical	Herring has over 100
	Advisory Committee	refereed publications and
the author of a textbook on
chemistry

Gale Belding	Executive Vice-President	Executive Vice-President of
Vancouver, BC	and director since 1995	Biotech Holdings Ltd. and
Biotech Laboratories Inc.

Cheryl Rieveley	Director since 1995	Treasurer of the Company
Vancouver, BC		and RCAR Investments
Limited, Vancouver, BC

Lorne Brown	Chief Financial Officer since	Chief Financial Officer for
Langley, BC	June, 1999	the Company; prior thereto
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

B. Compensation of Directors and Officers

The Company has three executive officers, Mr. Rieveley, Mrs. Belding and Mr. Brown (since June 1999). See "Directors and Officers of Company" above.

The compensation paid to the Company^s directors, officers and senior management during the fiscal period ended March 31, 2005 was $271,032.

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

Stock options was the only form of directors compensation in fiscal 2005 (see "Options to Purchase Securities from Company or Subsidiaries - Stock Options").

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

D Employees

At March 31, 2005 the Company had 5 (2004 - 5; 2003 - 4) employees in Canada. Temporary employees are periodically required in periods of high volume production. The Company is not unionized.

E Share Ownership

The following is a list of Common Shares held by the directors, officers and employees referred to in Item 6 A. above as at the Company^s record date August 12, 2005:
Directors, Officers and Employees	Common	Percent	Series I	Percent	Total	Percent
	Shares Held	of	Convertible	of	Voting	of
	or Controlled	Common	Preferred	Preferred	Shares Held	Voting
		Shares	Shares Held	Shares	or Controlled	Shares

Robert Rieveley, C.E.O. (1)	19,617,365	21.2%	13,806,907	100.0%	33,424,272	31.5%
Gale Belding, Director, Executive V.P.	310,000	0.3%			310,000	0.3%
Johan de Rooy, Director	352,500	0.4%			352,500	0.4%
Dr. Geoff Herring, Director	167,000	0.2%			167,000	0.2%
Cheryl Rieveley, Director (1)

Lorne Brown, C.F.O.	50,000	0.1%			50,000	0.0%

Total Held	20,496,865	22.2%	13,806,907	100.0%	34,303,772	32.4%

Shares outstanding at Record Date	92,229,512		13,806,907		106,036,419

(1) Shares held directly and indirectly by the Rieveley Family Trust. Robert and Cheryl Rieveley are directors and officers of Biotech Holdings Ltd. They also have a beneficial interest in the Rieveley Family Trust which is owed over $450,000

The following is a summary of how the outstanding common share stock options have been allocated amongst the directors and officers, employees and consultants of the Company as of March 31, 2005:
				Total	Directors
Grant	Exercise	Expiry	Option	Options	and	Employees	Consultants
Date	Date	Date	Price	Outstanding	Officers

15-Aug-03	15-Dec-03	15-Dec-05	$ 0.14	50,000	-	-	50,000
03-Nov-03	03-Mar-04	03-May-05	$ 0.23	75,000	-	-	75,000
02-Jan-04	02-May-04	02-Jan-06	$ 0.25	896,000	560,000	-	336,000
11-Aug-04	11-Feb-05	11-Aug-06	$ 0.54	25,000	-	25,000	-
11-Aug-04	11-Aug-05	11-Aug-06	$ 0.54	25,000	-	25,000	-
11-Aug-04	11-Feb-06	11-Aug-06	$ 0.54	25,000	-	25,000	-
26-Aug-04	26-Feb-05	26-Aug-06	$ 0.66	50,000	-	-	50,000
26-Aug-04	26-Aug-05	26-Aug-06	$ 0.66	50,000	-	-	50,000
26-Aug-04	26-Feb-06	26-Aug-06	$ 0.66	50,000	-	-	50,000
24-Nov-04	24-Apr-05	24-Mar-06	$ 0.55	545,000	430,000	40,000	75,000
24-Nov-04	24-Apr-06	24-Mar-07	$ 0.55	770,000	570,000	100,000	100,000
24-Nov-04	24-Apr-07	24-Mar-08	$ 0.55	1,290,000	1,000,000	160,000	130,000

		Total		3,851,000	2,560,000	375,000	916,000

The allocation of options outstanding to Directors and Officers as of March 31, 2005 is as follows:

Grant Date	02-Jan-04	24-Nov-04	24-Nov-04	24-Nov-04
Exercise Date	02-May-04	24-Apr-05	24-Apr-06	24-Apr-07
Expiry Date	02-Jan-06	24-Mar-06	24-Mar-07	24-Mar-08
Option Price	$ 0.25	$ 0.55	$ 0.55	$ 0.55	Total

Robert Rieveley	190,000	150,000	200,000	500,000	1,040,000
Cheryl Rieveley	90,000	70,000	90,000	120,000	370,000
Johan de Rooy	90,000	50,000	70,000	100,000	310,000
Gale Belding	-	70,000	90,000	120,000	280,000
Geoff Herring	-	50,000	70,000	100,000	220,000

Lorne Brown	190,000	40,000	50,000	60,000	340,000

Total	560,000	430,000	570,000	1,000,000	2,560,000

There are no arrangements involving the employees in the capital of the company, including any arrangement involving the issue or granting of options or shares or securities of the Company.

Private Placements and Common Share Warrants

During the year ended March 31, 2005, the Company completed with both third party and related party investors ("the Investors") a $764,240 private placement of 1,528,480 common shares for cash. The allocation between related and third party investors was 480,000 common shares for the related parties and 1,048,480 common shares for third parties. The Investors also received 1,528,480 warrants to acquire common shares at $ 0.55 per share, expiring on October 26, 2006.

During the year ended March 31, 2004, the Company completed with both third party and related party investors ("the Investors") a $425,828 private placement of 1,826,777 common shares for cash of $325,828 and settlement of debt of $100,000. The allocation between related and third party investors was 1,179,185 common shares for the related party and 647,592 common shares for third parties. The Investors also received 1,826,777 warrants to acquire common shares at $0.375 per share, expiring on January 27, 2006. Also during the year ended March 31, 2004, the Company issued 544,014 common shares for the reduction of $106,387 in outstanding debts due to third parties.

Warrants to Purchase Common Shares

The following table summarizes the number of fully exercisable common share warrants outstanding and the exercise price thereof:
	2005	2004	2003

Outstanding, beginning of year	1,826,777	9,561,798	15,061,798
Issued at $0.10 per share
expiring May 15,2003	-	-	2,000,000
Issued at $0.375 per share
expiring January 27,2006	-	1,826,777	-
Issued at $0.55 per share
expiring October 26,2006	1,528,480	-	-
Expired August 3, 2002 $0.65	-	-	(3,000,000)
Expired December 14, 2002 $0.25	-	-	(4,500,000)
Exercised $0.375	(111,111)	-	-
Exercised $0.14	-	(561,798)	-
Exercised $0.16	-	(4,000,000)	-
Exercised $0.17	-	(3,000,000)	-
Exercised $0.10	-	(2,000,000)	-

Outstanding, end of year	3,244,146	1,826,777	9,561,798

Preferred Share Warrants

At March 31, 2005 and 2004, 13,806,907 convertible preferred shares were outstanding from the exercise of preferred share warrants during 2004. No cash dividend had been declared to date. However, the 8% per annum dividend on these shares for the year ended March 31, 2005 would have amounted to $110,455 (2004: $67,900; 2003: $Nil). The cumulative effect to March 31, 2005 of the dividend at 8% per annum from date of issuance would have amounted to $178,355. This would have an insignificant effect on net loss or on basic and diluted loss per share.

The following table summarizes the Company^s preferred share warrants outstanding at March 31, 2005, 2004 and 2003, and the changes for the years then ended:
	Exercise
	Price	2005	2004	2003
Balance outstanding,
beginning of year	$ 0.21	-	5,700,000	5,700,000
	$ 0.10	-	13,806,907	-
		-	19,506,907	5,700,000
Issued	$ 0.10	-	-	10,000,000
Issued	$ 0.10	-	-	3,806,907
Exercised	$ 0.10	-	(13,806,907)	-
Expired	$ 0.21	-	(5,700,000)	-
Balance outstanding and
exercisable, end of year		-	-	19,506,907

Item 7 Major Shareholders and Related Party Transactions

A Major Shareholders

On December 14, 1995, the shareholders of Conserve, now the Company, approved the acquisition of Holdings. Control of the Company changed upon the closing of the share exchange on January 25, 1996 (see Exhibit 3.1 previously filed with the March 31, 1996 Form 20F). With the issuance of 15,000,000 of a total of 18,241,665 common shares, the shareholders of Holdings then held approximately 82% of the issued and outstanding shares of the Company. As at the Annual General Meeting record date (August 12, 2005), the Company had a total of 92,229,512 (2004: 87,542,219) common shares issued and outstanding. Also, there were 13,806,907 Series I Convertible Preferred Shares issued and outstanding on March 31, 2005 and 2004. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.

				Percent	Percent
Class of Shares		Shares Owned	Percent of	Held in	Held in
		Aug 12, 2005	Class	2004	2003

Common	Rieveley Family Trust	19,617,365	21.3%	23.8%	23.0%
	Immunis Holdings Corp.	8,613,419	9.3%	9.8%	11.7%
		28,230,784	30.6%	33.6%	34.7%

	Total Outstanding Shares		92,229,512	87,542,219	73,928,130

Preferred	Rieveley Family Trust	13,806,907	100.0%	100.0%	0.0%

		13,806,907	100.0%	100.0%	0.0%
Total Voting	Shares:

	Rieveley Family Trust	33,424,272	31.5%	23.0%	29.8%
	Immunis Holdings Corp.	8,613,419	8.1%	11.7%	12.3%

	Total	42,037,691	39.6%	34.7%	42.1%

	Total Outstanding Shares		106,036,419	73,928,130	69,928,130

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

U.S. Shareholders

The following table indicates the approximate number of registered holders of common shares with United States addresses and the portion and percentage of common shares so held in the United States. On August 12, 2005 (the record date for the Annual General Meeting), 92,229,512 common shares were outstanding.

Total Number Of Registered Holders 244	Number of U.S. Registered Holders 201	Number of Registered Common Shares Held in the U.S. 6,586,426	Percentage of Registered Common Shares Held in the U.S. 7.1%

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

Note 11 to the Consolidated Financial Statements highlights the following amounts paid or payable to related parties based on exchange values which represented the amounts agreed upon by the related parties:
	2005	2004	2003

Management fees paid to an officer	$ 144,000	$ 144,000	$ 144,000
Salaries and benefits paid to a director and officer	127,032	125,368	124,958
Interest accrued on Notes Payable	63,239	117,119	250,362
Rent and services paid to companies controlled by
Directors	98,795	36,860	1,000
Net sales to (returns from) a company controlled by a director	-	(65,135)	70,813
Purchase of equipment from a significant
Shareholder	-	13,438	-
Directors fees paid in year	-	-	2,000

Due to Related Parties

The following amounts were due to related parties on March 31 of each year:
	2005	2004	2003
Due to Related Parties - Unsecured
Amounts due to a director and companies controlled by a
director are unsecured, payable on demand and bear no
interest.	$ 33,097	$ 38,119	$ 0

Notes payable to a company controlled by the Company^s
president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During 2005 $18,950
(2004 - $17,547; 2003 - $16,247) in interest was accrued.	255,829	236,879	219,332
Total Unsecured	$ 288,926	$ 274,998	$ 219,332

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
The Company then received a further extension for the due
date of these notes payable by one year to April 1, 2004 in
consideration of issuing 13,806,907 convertible preferred share warrants to the holders of the notes. Each convertible preferred
Share warrant entitled the holder to purchase one voting, 8%
cumulative preferred share, which is convertible into one
common share at $0.10 per share until June 4, 2004.

During the year ended March 31, 2004, the notes were reduced through the exercising of 9,000,000 common share warrants for
$1,350,000 and the exercising of 13,806,907 convertible
preferred share warrants for $1,380,637. Also during the year, the amount was reduced by $37,997 from payments received
from equipment sales.

During 2005, the notes were reduced by $200,000 paid directly to the lender.

During 2005, $44,289 (2004 - $159,572 2003 - $234,115) in
interest was accrued	451,166	605,777	3,101,183

Total Secured	$ 451,166	$ 605,777	$3,101,183

Item 8 Financial Information

Audited Consolidated Financial Statements for March 31, 2005, together with the report of the auditors are attached at the end of this filing. The Consolidated Balance Sheets provide a two year comparison, all other statements provide three year comparative statements.

Sales and capital assets by geographic region are summarized in Note 15 of the Audited Consolidated Financial Statements.

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

Significant Changes

There have been no significant changes to the Company^s operations since March 31, 2005.

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

The following summarizes the high and low prices and the combined trading volume of the Company^s common shares on the TSX Venture Exchange:

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Monthly Data (last six months)
August 2005	0.42	0.19	3,113,700
July 2005	0.42	0.31	1,165,600
June 2005	0.50	0.39	1,183,800
May 2005	0.56	0.40	1,122,650
April 2005	0.59	0.38	1,634,100
March 2005	0.49	0.35	1,554,650

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Quarterly Data
June 30, 2005	0.59	0.38	3,940,550
March 31, 2005	0.68	0.35	3,759,600
December 31, 2004	0.75	0.45	4,623,700
September 30, 2004	0.79	0.45	4,692,600
June 30, 2004	1.23	0.54	17,739,700
March 31, 2004	1.03	0.22	21,085,000
December 31, 2003	0.34	0.24	4,416,810
September 30, 2003	0.34	0.05	16,009,300
June 30, 2003	0.07	0.04	6,540,900

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Past 5 Years Annual Data
Year ended March 31,
2005	1.23	0.35	30,815,600
2004	1.03	0.04	48,052,010
2003	0.14	0.02	14,685,088
2002	0.46	0.04	11,513,753
2001	0.90	0.22	4,686,401

The following summarizes the high, low and closing prices of the Company^s common shares on the NASD - OTC-BB:

Monthly Data (last six months):
Date	High (US$)	Low (US$)	Close (US$)

August 2005	0.2800	0.1700	0.2500
July 2005	0.3300	0.2300	0.2400
June 2005	0.3900	0.2900	0.3200
May 2005	0.4600	0.3000	0.3300
April 2005	0.4800	0.3100	0.4500
March 2005	0.4200	0.2900	0.3700

Quarterly Data:
Date Range	High (US$)	Low (US$)	Close (US$)

April - June 2005	0.4800	0.2900	0.3200
January - Mar. 2005	0.5500	0.2900	0.3700
October - Dec. 2004	0.6400	0.3600	0.5000
July - Sept. 2004	0.6100	0.3400	0.4700
April - June 2004	0.9300	0.3900	0.4400
January - Mar. 2004	0.7700	0.1700	0.6800
October - Dec. 2003	0.2600	0.1700	0.2000

On August 12, 2005, 88,035,719 common shares and 13,806,907 Series I Convertible Preferred Shares were outstanding.

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

Item 15 [Reserved]

Not applicable.

Item 16 [Reserved]

Not applicable.

CONTROLS AND PROCEDURES

As of March 31, 2005, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC^s rules and forms. Our management necessarily applied its judgement in assessing the costs and benefits of those controls and procedures, which by their nature can provide only reasonable assurance regarding management^s control objectives.

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

The Consolidated Financial Statements are filed as part of this registration statement.

Financial Statements

The following financial statements are attached to and form part of this Annual Report:
Consolidated Financial Statements of the Company	Page(s)

Report of Independent Registered Chartered Accountants	54

Comments by Independent Registered Chartered Accountants for U.S. Readers
on Canada-United States of America Reporting Differences	55

Consolidated Balance Sheets as of fiscal years ended 31 March 2005 and 2004	56

Consolidated Statements of Operations for the fiscal years ended March 31, 2005, 2004
and 2003	57

Consolidated Statements of Changes in Shareholders^ Deficiency for the fiscal years
ended March 31, 2005, 2004 and 2003	58

Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2005, 2004
and 2003	59

Summary of Significant Accounting Policies and Notes to the Financial Statements	60 - 83

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

I, Robert B. Rieveley, the President and Chief Executive Officer of Biotech Holdings Ltd., certify that:

  I have reviewed this Annual Report ("report")on Form 20-F for the fiscal year ended March 31, 2005 of Biotech Holdings Ltd. (the "Company")
  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
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

Date: 12 September, 2005

/s/ Robert B. Rieveley

Robert B. Rieveley,

President and Chief Executive Officer

CERTIFICATION required by Rule 13a-14(b) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)
(17 CFR 240.15d-14(a)) under the Securities and Exchange Act of 1934, as amended

I, Lorne D. Brown, the Chief Financial Officer of Biotech Holdings Ltd., certify that:

  I have reviewed this Annual Report ("report")on Form 20-F for the fiscal year ended March 31, 2005 of Biotech Holdings Ltd. (the "Company")
  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
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

Date: 12 September, 2005

/s/ Lorne D. Brown

Lorne D. Brown,

Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. Section 1350 as adopted pursuant to Section 906
Of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Biotech Holdings Ltd. (the "Company") on Form 20-F for the year ended March 31, 2005, as filed with the Securities Exchange Commission on the date hereof (the "REPORT"), I, Robert B. Rieveley, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
    The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
    The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September __12___, 2005

/s/ Robert B. Rieveley

______________________________________

Robert B. Rieveley, President and C.E.O.

CERTIFICATION PURSUANT TO
18 U.S.C. Section 1350 as adopted pursuant to Section 906
Of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Biotech Holdings Ltd. (the "Company") on Form 20-F for the year ended March 31, 2005, as filed with the Securities Exchange Commission on the date hereof (the "REPORT"), I, Lorne D. Brown, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
    The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
    The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September _12__, 2005

/s/ Lorne D. Brown

______________________________________

Lorne D. Brown, C.F.O.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date _12 September, 2005 Biotech Holdings Ltd.

/s/ Robert B. Rieveley

__________________________

Robert B. Rieveley, President

and Chief Executive Officer

Biotech Holdings Ltd.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended March 31, 2005 and 2004

Biotech Holdings Ltd.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended March 31, 2005 and 2004

Contents

Report of Independent Registered Chartered Accountants 3

Comments by Independent Registered Chartered Accountants for U.S. Readers

On Canada-United States of America Reporting Differences 4

Consolidated Financial Statements

Balance Sheets 5

Statements of Operations 6

Statement of Changes in Shareholders^ (Deficiency) 7

Statements of Cash Flows 8

Summary of Significant Accounting Policies 9 - 13

Notes to the Financial Statements 14 - 32

Report of Independent Registered Chartered Accountants

To the Shareholders of

Biotech Holdings Ltd.

We have audited the Consolidated Balance Sheets of Biotech Holdings Ltd. as at March 31, 2005 and 2004 and the Consolidated Statements of Operations, Changes in Shareholders^ (Deficiency) and Cash Flows for each of the years in the three year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company^s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company^s internal control over financial reporting. Accordingly, we express no such opinion.

/s/ SADOVNICK TELFORD + SKOV

Sadovnick Telford + Skov

Independent Registered Chartered Accountants

Vancouver, British Columbia, Canada

July 14, 2005

Comments by Independent Registered Chartered Accountants for U.S. Readers On Canada-United States of America Reporting Differences

To the Shareholders of

Biotech Holdings Ltd.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company^s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated July 14, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the Report of Independent Registered Chartered Accountants when these are adequately disclosed in the financial statements.

/s/ SADOVNICK TELFORD + SKOV

Sadovnick Telford + Skov

Independent Registered Chartered Accountants

Vancouver, British Columbia, Canada

July 14, 2005

Biotech Holdings Ltd.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)
March 31	2005	2004

Assets

Current
Cash and cash equivalents	$ 440,604	$ 376,631
Amounts receivable (Note 2)	89,317	19,284
Inventory (Note 3)	38,852	-
Deposits and prepaid expenses	-	11,450

	568,773	407,365

Property, plant and equipment
Continuing operations (Note 4)	141,098	154,025
Held for resale (Notes 4 and 15)	33,506	60,000

Patent interests (Note 5)	1,015,650	1,609,363

Deferred costs (Note 6)	-	1,472
	$ 1,759,027	$ 2,232,225

Liabilities and Shareholders^ (Deficiency)
Liabilities

Current
Accounts payable and accrued liabilities (Note 18)	$ 1,472,776	$ 1,683,371
Due to related parties (Note 7)	740,092	880,775

	2,212,868	2,564,146

Notes payable (Note 8)	224,343	224,343

	2,437,211	2,788,489

Shareholders^ (deficiency)
Share capital (Note 9) - common voting shares	25,089,637	24,043,775
- convertible preferred shares	1,380,691	1,380,691
Contributed surplus	510,286	161,997
Deficit	(27,658,798)	(26,142,727)

	(678,184)	(556,264)

	$ 1,759,027	$ 2,232,225

Commitments (Note 13); Contingency (Note 14); Subsequent events (Note 20)

Approved by the Board: /s/ Robert Rieveley Director /s/ Gale Belding Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

For the years ended March 31	2005	2004	2003

Sales	$ -	$ -	$ 9,731

Cost of sales	-	-	40,134

Gross profit	-	-	(30,403)

Expenses
Amortization	612,430	610,206	759,226
Stock-based compensation	386,504	71,181	90,816
General and administrative	438,704	457,651	406,538
Interest - long-term debt	-	-	272,122
- current debt and other	71,005	202,459	370
Professional fees	41,528	61,082	47,879
Plant set-up costs	112,519	7,208	-
Office rent, utilities and maintenance	92,438	50,882	71,666

	1,755,128	1,460,669	1,648,617

Loss from continuing operations	(1,755,128)	(1,460,669)	(1,679,020)

Gain from settlement of debt and restructuring	240,161	78,560	-

Loss from discontinued operations
- results of operations (Note 17)	-	(54,515)	(684,667)
- write-down of assets	(1,104)	(870,327)	(712,753)

Net loss for the year	$ (1,516,071)	$ (2,306,951)	$ (3,076,440)

Basic and diluted loss per common share
From continuing operations	$ (0.02)	$ (0.02)	$ (0.02)

From discontinued operations	(0.00)	(0.01)	(0.02)

Net loss for the year	$ (0.02)	$ (0.03)	$ (0.04)

Weighted average number of common shares outstanding	88,691,806	77,523,091	71,785,664

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statement of Changes in Shareholders^ (Deficiency)

(Expressed in Canadian Dollars)

For the years ended March 31, 2005, 2004 and 2003
		Share	Capital
		Convertible		Convertible			Total
	Common	Preferred	Common	Preferred	Contributed		Shareholders^
	Shares	Shares	Shares	Shares	Surplus	Deficit	(Deficiency)

	Number	Number	Amount	Amount
Balance, March 31, 2002	69,928,130	-	$ 21,569,798	$ -	$ -	$ (20,759,336)	$ 810,462

Common shares issued for:
Settlement of secured debt Reduction in outstanding debt	2,000,000 2,000,000	- -	100,000 200,000	- -	- -	- -	100,000 200,000
Stock-based compensation	-	-	-	-	90,816	-	90,816
Net loss	-	-	-	-	-	(3,076,440)	(3,076,440)

Balance, March 31, 2003	73,928,130	-	21,869,798	-	90,816	(23,835,776)	(1,875,162)

Common shares issued:
For cash -
by private placement	1,397,592	-	325,828	-	-	-	325,828
by stock options exercised	1,681,500	-	213,110	-	-	-	213,110
by warrants exercised	561,798	-	78,652	-	-	-	78,652
For debt settlement -
by private placement	973,199	-	206,387	-	-	-	206,387
by warrants exercised	9,000,000	-	1,350,000	-	-	-	1,350,000
Convertible preferred shares issued:
For debt settlement -
by warrants exercised	-	13,806,907	-	1,380,691	-	-	1,380,691
Stock-based compensation	-	-	-	-	71,181	-	71,181
Net loss	-	-	-	-	-	(2,306,951)	(2,306,951)

Balance, March 31, 2004	87,542,219	13,806,907	24,043,775	1,380,691	161,997	(26,142,727)	(556,264)

Common shares issued:
For cash -
by private placement	1,528,480	-	764,240	-	-	-	764,240
by stock options exercised	952,500	-	201,740	-	-	-	201,740
by warrants exercised	111,111	-	41,667	-	-	-	41,667
Stock-based compensation	-	-	-	-	386,504	-	386,504
Options exercised for which stock-based compensation
has been recorded	-	-	38,215	-	(38,215)	-	-
Net loss	-	-	-	-	-	(1,516,071)	(1,516,071)

Balance, March 31, 2005	90,134,310	13,806,907	$ 25,089,637	$ 1,380,691	$ 510,286	$ (27,658,798)	$ (678,184)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)
For the years ended March 31	2005	2004	2003

Cash provided by (used in)
Operating activities
Net loss from continuing operations	$ (1,755,128)	$ (1,460,669)	$ (1,588,204)
Items not involving cash:
Amortization	612,430	610,206	759,226
Stock-based compensation	386,504	71,181	-
Changes in non-cash operating working capital items (Note 10)	(208,552)	496,571	188,728
Net cash (used in) operating activities from
continuing operations	(964,746)	(282,711)	(640,250)
Cash flows from discontinued operations	-	57,708	50,706

	(964,746)	(225,003)	(589,544)
Financing activities
(Increase) in due from related parties	-	(21,036)	(104,430)
(Decrease) increase in due to related parties	-	(31,703)	2,875,764
(Reduction) of notes payable	-	-	(2,545,731)
Issuance of notes payable	-	-	332,068
Issuance of common shares	1,007,647	617,590	-

	1,007,647	564,851	557,671
Investing activities
Purchase of property, plant and equipment	(5,422)	(34,091)	(1,212)
Proceeds on disposal of property, plant and equipment held for resale	26,494	53,263	-

	21,072	19,172	(1,212)

Increase (Decrease) in cash and cash equivalents	63,973	359,020	(33,085)
Cash and cash equivalents, beginning of year	376,631	17,611	50,696

Cash and cash equivalents, end of year	$ 440,604	$ 376,631	$ 17,611

Cash and cash equivalents are comprised of: Cash Short-term investments	$ 179,621 260,983	$ 176,631 200,000	$ 17,611 -

	$ 440,604	$ 376,631	$ 17,611

Supplemental disclosure of cash flow information and non-cash transactions (Note 10)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in these circumstances conform in all material respects with United States generally accepted principles ("US GAAP") except as described in Note 19.

Basis of Consolidation

These consolidated financial statements include the accounts of Biotech Holdings Ltd. ("Biotech") (the "Company") and its subsidiaries: 401718 B.C. Ltd. (formerly Biotech Holdings Inc.) ("Holdings"), Biotech Laboratories Inc. ("Laboratories"), 314202 B.C. Ltd. ("314202"), Biotech Pharmaceutical Ltd., Echo Health & Beauty Ltd. ("Echo"), Volque Pharmaceutical Company Ltd. ("Volque"), and 75% of Smith Rothe Pharmaceutical, Inc. ("Smith Rothe"). Smith Rothe has been granted an exclusive license to sub-contract the manufacture and marketing of the Company^s Type II diabetes drug known variously as DIAB II, Sucanon and Glucanin make claims and to use all patent rights in countries outside Oriental Asia. The 25% non-controlling interest of Smith Rothe is held by a company that is controlled by a Director of Biotech. All significant intercompany transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

Going Concern

These consolidated financial statements have been prepared on a going concern basis which contemplates that Biotech will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company^s ability to continue as a going concern is dependent upon the raising of additional financing, if, as, and when required, and, ultimately, the attainment of profitable operations.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid money market securities and investment deposits issued by banks with an original maturity of three months or less.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

Property, Plant and Equipment

Property, plant and equipment are recorded at cost.

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

Revenue Recognition

The Company^s principal revenue will be derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug.

Revenue from product sales will be recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

To March 31, 2005, the Company had not generated revenue from its Type II diabetes drug.

Inventory

Inventory is valued at the lower of cost and market. The market value is determined based on the net realizable value of finished goods and the replacement cost for raw materials. Cost is determined on a first-in, first-out basis.

Advertising Expenses

Advertising costs are expensed as incurred. No advertising costs were incurred in fiscal years 2005, 2004 or 2003.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

Foreign Exchange Translation

The Company^s and its subsidiaries^ functional currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the year-end exchange rate and all income and expenses are translated at average exchange rates prevailing during the period. Non-monetary assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Exchange gains and losses arising on translation are included in earnings.

Exchange rates between the United States dollar and the Canadian dollar for the years reported in these financial statements are as follows:
	2005	2004	2003

Average for year^s end	$ 1.2787	$ 1.3532	$ 1.5497

As at end of year	$ 1.2173	$ 1.3081	$ 1.4716

Patent Interests

Amortization of patent interests is being recorded on a straight-line basis over the shorter of the estimated useful lives or ten years. The Company evaluates the recoverability of these interests when facts and circumstances suggest the asset could be impaired.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

Impairment of Long-Lived Assets

Property, plant and equipment and other long-lived assets are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset to be held and used with the sum of undiscounted cash flows expected from its use and disposal. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year.

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

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 4,550,277 (2004 - 4,550,277) were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Undeclared 8% cumulative dividends on convertible preferred shares, aggregating $178,355 to March 31, 2005, have no significant effect on loss per share calculations

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and amounts due to related parties. Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise stated, the respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short-term in nature or they are receivable or payable on demand. The fair values of the amounts due to/from related parties, promissory notes, notes payable and loan payable were not practicable to determine. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

Stock-Based Compensation

The Company applies the fair value method for valuing stock option grants. Under this method, compensation costs, attributable to share options granted to employees, contractors, officers and directors, are measured at fair value at the grant date and recorded to stock compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration paid, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Change in Accounting Policy

Effective April 1, 2004, the Company adopted the new Canadian accounting standard for stock-based compensation to employees, officers and directors on a retroactive basis without restatement of prior years. This change resulted in an increase to accumulated deficit of $nil, and an increase to share capital and contributed surplus of $nil. The effect on the current year^s financial statements was an increase of $102,604 to net loss and a corresponding increase to contributed surplus.

The Company had adopted this standard for stock-based compensation to non-employees in the prior year.

Future Income Taxes

Income taxes are accounted for by the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

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

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $27,658,798 and a Shareholders^ Deficiency of $678,184 at March 31, 2005. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Mexico and Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Amounts Receivable
	2005	2004

Advances to marketing company	$ 82,425	$ -
Other	6,892	19,284
	$ 89,317	$ 19,284

3. Inventory
	2005	2004

Finished goods	$ 38,852	$ -

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

  Property, Plant and Equipment

a) Continuing Operations

		Accumulated	Net Book
2005	Cost	Amortization	Value

Production equipment	$ 46,779	$ 4,678	$ 42,101
Laboratory equipment	236,835	153,190	83,645
Furniture and fixtures	6,000	1,140	4,860
Computer equipment	118,176	107,684	10,492

	$ 407,790	$ 266,692	$ 141,098

		Accumulated	Net Book
2004	Cost	Amortization	Value

Production equipment	$ 46,779	$ -	$ 46,779
Laboratory equipment	233,666	144,072	89,594
Furniture and fixtures	6,000	600	5,400
Computer equipment	115,922	103,670	12,252

	$ 402,367	$ 248,342	$ 154,025

b) Held for Resale

		Accumulated	Net Book
2005	Cost	Amortization	Value
Production equipment	$ 1,097,441	$ 1,063,935	$ 33,506

2004	Cost	Accumulated Amortization	Net Book Value
Production equipment	$ 1,123,935	$ 1,063,935	$ 60,000

During the year ended March 31, 2005, amortization expense for the continuing operations was $18,350 (2004: $8,110, and 2003: $9,572) and $Nil (2004: $Nil, and 2003: $7,871) for property, plant and equipment held for resale.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

5. Patent Interests

		Accumulated	Net Book
2005	Cost	Amortization	Value

	$ 4,461,282	$ 3,445,632	$ 1,015,650

		Accumulated	Net Book
2004	Cost	Amortization	Value

	$ 4,461,282	$ 2,851,919	$ 1,609,363

During the year ended March 31, 2005, amortization expense for patent interests was $593,713 (2004: $593,713, and 2003: $593,713).

6. Deferred Costs

		Accumulated	Net Book
2005	Cost	Amortization	Value

Incorporation costs	$ -	$ -	$ -

		Accumulated	Net Book
2004	Cost	Amortization	Value
Incorporation costs	$ 3,681	$ 2,209	$ 1,472

During the year ended March 31, 2005, amortization expense for deferred costs was $368 (2004: $8,383, and 2003: $148,070) and the balance of $1,104 was written off in 2005.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

7. Due to Related Parties
		2005	2004
a)	Unsecured

	(i) Notes payable to RCAR Investment Ltd., a company
	controlled by the Company^s president, are unsecured,
	payable on demand and bear interest at 8% per annum
	compounded annually. During 2005 $18,950 (2004 -
	$17,547, 2003 - $16,247) in interest was accrued	$ 255,829	$ 236,879

	(ii) Amounts payable to a Director are unsecured,
	payable on demand and bears no interest.	25,499	23,433

	(iii) Amounts payable to companies controlled by a
	Director are unsecured, payable on demand and bear no
	interest	7,598	14,686
		288,926	274,998

b) Secured

Notes payable bearing interest at the rate of 8% per
annum compounded annually and due on demand.
Collateralized by a general security agreement
providing a charge over the assets of the Company.

(i) During the year ended March 31, 2004, the notes
were reduced through the exercising of 9,000,000
Common share warrants for $1,350,000 and the
exercising of 11,269,434 convertible preferred
share warrants for $1,126,943. Also during the
year, the amount was reduced by $37,997 from
payments received from equipment sales.

During the year ended March 31, 2005, the notes
were reduced by $200,000 paid directly to the
lender.

During the year, interest expense of $44,289 was
accrued (2004: $159,572; 2003: $234,115)	451,166	605,777

Total	$ 740,092	$ 880,775

The fair value of these notes was not practicable to determine.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

8. Notes Payable - long term

These amounts are unsecured, non-interest bearing and
repayable only from a pro-rata share of profits
commencing January 26, 2001. Payments will be limited
to the principal amounts of the notes outstanding and no
principal repayments are anticipated in 2006. The fair
value of these notes was not practicable to determine.	$ 224,343	$ 224,343

9. Share Capital

Authorized

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest. The Company^s Articles of Incorporation were amended in 2005 to amend the cumulative cash dividend rate of the Series I Convertible Preferred shares from $0.0368 per share to 8% per annum.
  Private Placements of Common Shares

During the year ended March 31, 2005, the Company completed with both third party and related party investors ("the Investors") a $764,240 private placement of 1,528,480 common shares for cash. The allocation between related and third party investors was 480,000 common shares for the related parties and 1,048,480 common shares for third parties. The Investors also received 1,528,480 warrants to acquire common shares at $ 0.55 per share, expiring on October 26, 2006.

During the year ended March 31, 2004, the Company completed with both third party and related party investors ("the Investors") a $425,828 private placement of 1,826,777 common shares for cash of $325,828 and settlement of debt of $100,000. The allocation between related and third party investors was 1,179,185 common shares for the related party and 647,592 common shares for third parties. The Investors also received 1,826,777 warrants to acquire common shares at $ 0.375 per share, expiring on January 27, 2006. Also during the year ended March 31, 2004, the Company issued 544,014 common shares for the reduction of $106,387 in outstanding debts due to third parties.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

9. Share Capital (continued)

  Warrants to Purchase Common Shares

  The following table summarizes the number of fully exercisable common share warrants outstanding and the exercise price thereof:
	2005	2004	2003

Outstanding, beginning of year	1,826,777	9,561,798	15,061,798
Issued at $0.10 per share
expiring May 15, 2003	-	-	2,000,000
Issued at $0.375 per share
expiring January 27, 2006	-	1,826,777	-
Issued at $0.55 per share
expiring October 26, 2006	1,528,480	-	-
Expired August 3, 2002 $0.65		-	(3,000,000)
Expired December 14, 2002 $0.25		-	(4,500,000)
Exercised $0.375	(111,111)
Exercised $0.14	-	(561,798)	-
Exercised $0.16	-	(4,000,000)	-
Exercised $0.17	-	(3,000,000)	-
Exercised $0.10	-	(2,000,000)	-

Outstanding, end of year	3,244,146	1,826,777	9,561,798

  Outstanding warrants to purchase common shares at March 31, 2005 were as follows:
Exercise Price	Number	Expiry
$0.375	1,715,666	January 27, 2006
$0.550	1,528,480	October 26, 2006

	3,244,146

  Stock Options - Common Shares

(i) In August 2002, the TSX Venture Exchange amended its policies in respect of incentive stock options such that all issuers are required to have stock option plans and approve them annually. As a result, in 2003, the shareholders approved a replacement stock option plan ("2003 Plan") pursuant to which stock options are granted to directors, officers, employees, consultants and other personnel of the Corporation or any of its subsidiaries.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

9. Share Capital (continued)

c) Stock Options - Common Shares (continued)

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

At the Company^s Annual General Meeting held September 30, 2004, shareholders approved a new Stock Option Plan for the Company ("2004 Plan). The approved 2004 Plan is different in following three important respects from the 2003 Plan:

a) the 2004 Plan permits options to be issued to a maximum of 10% of the aggregate number of Common Shares and Convertible Preferred Shares of the Corporation outstanding, as opposed to a maximum of 5,370,000 shares under the 2003 Plan;

b) on dismissal or voluntary severance from the Company, under the 2004 Plan, the Optionee has no further right to exercise any options, as opposed to 90 days under the 2003 Plan;

c) on death of the Optionee, under the 2004 Plan, the estate of the Optionee has 90 days from death for exercising any applicable options, as opposed to 12 months under the 2003 Plan.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

9. Share Capital (continued)

c) Stock Options - Common Shares (cont^d)

    The following table summarizes the number of shares under option and the exercise price thereof:

	2005	2004	2003

Balance, beginning of year	2,723,500	3,455,000	4,570,000
Granted (per share)
$0.12 (expiring May 21, 2004)	-	-	1,315,000
$0.14 (expiring Dec. 15, 2005)	-	800,000	-
$0.23 (expiring May 3, 2005)	-	300,000	-
$0.25 (expiring January 2, 2006)	-	1,350,000	-
$0.54 (expiring August 11, 2006)*	75,000	-	-
$0.66 (expiring August 26, 2006) *	150,000	-	-
$0.55 (expiring March 24, 2006) *	545,000	-	-
$0.55 (expiring March 24, 2007) *	770,000	-	-
$0.55 (expiring March 24, 2008) *	1,290,000	-	-
Exercised in year (per share)
$0.12 (expiring May 21, 2004)	(90,000)	(1,115,000)	-
$0.14 (expiring Dec. 15, 2005)	(183,500)	(566,500)	-
$0.23 (expiring May 3, 2005)	(225,000)	-	-
$0.25 (expiring January 2, 2006)	(454,000)	-	-
Expired (per share) $0.88	(750,000)	(750,000)	(1,070,000)
Expired (per share) $0.40	-	-	(660,000)
Expired (per share) $0.45	-	(100,000)	-
Expired (per share) $0.32	-	(600,000)	-
Cancelled (per share) $0.88	-	(50,000)	(590,000)
Cancelled (per share) $0.12	-	-	(110,000)

Balance, end of year	3,851,000	2,723,500	3,455,000

Exercisable, end of year	1,096,000	2,723,500	2,680,000

Weighted average exercise price	$ 0.47	$ 0.41	$ 0.40

* Subject to regulatory approval

Using the fair value method to value stock options, $386,504 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company^s share price of 100% (2004 - 100%; 2003 - 100%) and a weighted average risk free rate of 3.03% (2004 - 1.95%; 2003 - 2.30%).

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004
  Share Capital (continued)

c) Stock Options - Common Shares (cont^d)

Stock options outstanding at March 31, 2005 were as follows:

Exercise Price	Number	Expiry
$0.23	75,000	May 3, 2005
$0.14	50,000	December 15, 2005
$0.25	896,000	January 2, 2006
$0.54	75,000	August 11, 2006*
$0.66	150,000	August 26, 2006*
$0.55	545,000	March 24, 2006*
$0.55	770,000	March 24, 2007*
$0.55	1,290,000	March 24, 2008*
	3,851,000

* Subject to regulatory approval

  Convertible Preferred Shares and Warrants to Purchase Preferred Shares

At March 31, 2005 and 2004, 13,806,907 convertible preferred shares were outstanding from the exercise of preferred share warrants during 2004. No cash dividend had been declared to date. However, the 8% per annum dividend on these shares for the year ended March 31, 2005 would have amounted to $110,455 (2004: $67,900; 2003: $Nil). The cumulative effect to March 31, 2005 of the dividend at 8% per annum from date of issuance would have amounted to $178,355. This would have an insignificant effect on net loss or on basic and diluted loss per share.

The following table summarizes the Company^s preferred share warrants outstanding at March 31, 2005, 2004 and 2003, and the changes for the years then ended:
	Exercise
	Price	2005	2004	2003
Balance outstanding,
beginning of year	$ 0.21	-	5,700,000	5,700,000
	$ 0.10	-	13,806,907	-

		-	19,506,907	5,700,000

Issued	$ 0.10	-	-	10,000,000
Issued	$ 0.10	-	-	3,806,907
Exercised	$ 0.10	-	(13,806,907)
Expired	$ 0.21	-	(5,700,000)	-
Balance outstanding and
exercisable, end of year		-	-	19,506,907

No preferred share purchase warrants were outstanding or exercisable as of March 31, 2005.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

10. Supplemental Disclosure of Cash Flow Information and Non-Cash Transactions

a) Changes in non-cash operating working capital items:

	For the years ended March 31
	2005	2004	2003

Amounts receivable	$ (70,033)	$ (9,794)	$ 8,716
Inventory	(38,852)	-	43,600
Deposits and prepaid expenses	11,450	(11,450)	-
Due from related parties	-	215,775	-
Accounts payable and accrued liabilities	29,566	42,133	136,412
Due to related parties	(140,683)	407,907	-
Loan payable	-	(148,000)	-

	$ (208,552)	$ 496,571	$ 188,728

b) Other Supplemental Information

	For the years ended March 31
	2005	2004	2003

Interest paid	$ -	$ 9,555	$ 14,474

Non-cash financing and investing activities:

Issuance (reversal) of preferred shares through the exercising of preferred share warrants for settlement of debt due to related parties	(1,380,691)	1,380,691	-
Issuance of common shares on settlement of accounts payable	-	15,000	-
Promissory notes payable	-	91,837	200,000
Due to related party debt (Note 6)	-	100,000	-
Issuance of common shares through the exercising of common share warrants for settlement of debt due to related parties	-	1,350,000	-

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

11. Related Party Transactions

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. Amounts paid or payable to related parties not disclosed elsewhere include:
	2005	2004	2003

Management fees paid to an officer	$ 144,000	$ 144,000	$ 144,000
Salaries and benefits paid to a director and officer	127,032	125,368	124,958
Interest accrued on Notes Payable (Note 7)	63,239	117,119	250,362
Rent and services paid to companies controlled by
Directors	98,795	36,860	1,000
Net sales to (returns from) a company controlled
by a director	-	(65,135)	70,813
Purchase of equipment from a significant
Shareholder	-	13,438	-
Directors fees paid in year	-	-	2,000

  Income Taxes

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates for fiscal years ended as follows:
	2005	2004	2003

Provision (benefit) at Canadian statutory rate	$ (632,000)	$ (555,000)	$ (1,183,000)
Stock-based compensation	139,000	27,000	-
Effect of changes in effective tax rates	31,000	246,000	-
Expiry of loss carry forwards	543,000	515,000	279,000
Permanent differences and other	3,000	35,000	270,000
(Decrease) increase in valuation allowance	(84,000)	(270,000)	634,000
	$ -	$ -	$ -

The tax effects of temporary differences that give rise to the Company^s future income tax assets are as follows:
	2005	2004

Tax loss carry forwards	$ 4,232,000	$ 4,629,000
Property, plant and equipment	569,000	412,000
Patent interests	1,240,000	1,073,000
Deferred costs	256,000	267,000
Valuation allowance	(6,297,000)	(6,381,000)
	$ -	$ -

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

12. Income Taxes (continued)

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management^s judgment about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has non-capital losses carry forward available from prior years to reduce future taxable income. These losses expire as follows:

2006	$ 1,099,478
2007	1,855,841
2008	2,014,621
2009	1,993,713
2010	1,378,313
2011	2,265,294
2015	1,149,702

$ 11,756,962

No benefit (if any) of these tax losses has been recorded in these financial statements.

13. Commitments

The Company pays rent on a month-to-month basis to a related party.

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

14. Contingency

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

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

15. Segmented Information

The Company^s personal healthcare product business was operated in Canada and the United States of America and its pharmaceutical business is operated in Canada, South America and China. The Company has no reportable segments.

Sales (returns) by geographic region are summarized as follows:

	For the years ended March 31
	2005	2004	2003

Canada (discontinued operations)	$ -	$ 163,417	$ 1,026,610
U.S.A. (discontinued operations)	-	(65,135)	97,866
China	-	-	9,731

	$ -	$ 98,282	$ 1,134,207

Property, plant and equipment by geographic region are summarized as follows:

	2005	2004

Canada (continuing operations)	$ 141,098	$ 154,025
Canada (held for resale)	33,506	60,000

	$ 174,604	$ 214,025

Major Customers

One customer from the discontinued operations accounted for Nil% of total sales before returns during the year ended March 31, 2005 (2004 - 66%; 2003 - 61%) and for Nil% of total receivable as of March 31, 2005 (2004 - Nil%). Revenues as a percent of total Company sales by each major customer were Overwaitea Food Group Nil% of total sales (2004 - 66%; 2003 - 20%) and London Drugs Limited Nil% (2004 - Nil%; 2003 - 19%). The operations were halted in December, 2003.

16. Reclassifications

Certain comparative figures have been reclassified to conform to the current year^s financial statement presentation.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

17. Discontinued Operations

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

As a result of impairment of certain assets, the following were written down during the years ended March 31, 2005, 2004 and 2003:

	For the years ended March 31
	2005	2004	2003

Inventory	$ -	$ -	$ 278,345
Property, plant and equipment	-	870,327	102,260
Formulations and deferred costs	-	-	149,558
Goodwill	-	-	182,590

	$ -	$ 870,327	$ 712,753

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

The remaining assets and liabilities of the discontinued operations at March 31, 2005 are as follows:
Current assets	$ -
Property, plant and equipment - net book value	33,506

33,506
Less: current liabilities	(596,011)

$ (562,505)

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

17. Discontinued Operations (continued)

Revenue for the year ended March 31, 2005 from the discontinued operations was $Nil, (2004 - $98,282; 2003 - $1,124,476) resulting in an operating loss of $Nil (2004 - $54,515; 2003 - $684,667).

18. Proposal to Creditors

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

On August 1, 2003, the lessee of the plant equipment (see Note 16 - Discontinued Operations, exercised its option to purchase the laboratory and production equipment of Biotech Laboratories Inc. for $1,500,000, payment to be made monthly beginning August 1, 2003 for 120 equal monthly payments of $14,421, including interest at 3% per year, calculated monthly.

Further, on August 1, 2003, this subsidiary assigned all funds due to it under the sale of plant equipment, to a related party having a registered charge against the equipment.

19. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles

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

  The effect of the above on total assets (per US GAAP) would be to reduce total assets at March 31, 2005 by $1,472 (2004 - $1,472).

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2005 and 2004

  19. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles (continued)

  (i) Under US GAAP, the Company applied Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretation No. 44 in accounting for all stock options granted to employees and directors. Effective April 1, 2004, the Company adopted the new Canadian accounting standard for stock-based compensation to employees, officers and directors on a retroactive basis without restatement of prior years. Accordingly, commencing April 1, 2004, adoption of the new Canadian GAAP eliminated the difference between U.S. and Canadian GAAP.

(ii) Under US GAAP, stock based compensation to non-employees must be recorded at the fair market value of the stock option grants on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under Canadian GAAP, this policy was adopted April 1, 2003 and applies to options granted on or after April 1, 2000. For purposes of reconciliation to US GAAP, the Company recorded additional compensation recovery of approximately $53,974 for 2003 in respect of options granted to non-employees prior to April 1, 2003 and earned during the year ended March 31, 2003 and granted during the year ended March 31, 2003. In 2005 and 2004, there is no difference between US and Canadian GAAP due to the change of accounting policy to record the stock options granted to non-employees.

  The Company had adopted Financial Accounting Standards Board Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 requires any gain or loss on early extinguishment of debt to be included in income from continuing operations instead of being classified as an extraordinary item. Accordingly, under US GAAP, the Company would record in 2005 a loss totaling $Nil (2004 - $2,640,760) on the early extinguishment of debt in continuing operations relating to preferred purchase share warrants and common shares and warrants.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2005 and 2004

  19. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles (continued)

  (i) Under Canadian GAAP, no accounting recognition is given to the preferred share purchase warrants granted to note holders in 2005, 2004 and 2003 (Note 7 b)). Under US GAAP, the preferred share purchase warrants would be valued in accordance with SFAS No. 123 using the Black-Scholes option pricing model with the following weighted average assumptions:
	2005	2004	2003

Risk-free interest rate	2.33%	1.26%	2.31%
Dividend yield	0.00%	0.00%	0.00%
Volatility factor of the expected market price
Of the Company^s common shares	100%	100%	100%
Weighted average expected life of the options
(months)	12	12	12

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

  Accordingly, under US GAAP, loss on extinguishment of debts for restructuring of debt instrument totaling $Nil, (2004 - $944,093; 2003 - $100,000) would be charged to the Statement of Operations in 2005, 2004 and 2003, respectively.

  (ii) Under Canadian GAAP, no gain or loss is recorded on the extinguishment of debt for common shares and warrants issued by the Company (Note 9 b)). Under US GAAP, a gain or loss is recorded based on the difference between the net book value of the debt and the fair value of the common shares and warrants on the date of issuance. Such a gain or loss under US GAAP would be presented as loss on extinguishment of debt in the Statement of Operations. Under US GAAP, the total value of common shares and warrants issued in 2005 as an extinguishment of debt was $Nil (2004 - $3,138,507) resulting in a net loss of $1,696,667 (2004 - $1,696,667). The fair value of the common shares is based upon the trading price of the Company^s common shares on the issuance dates. The warrants are valued using the Black-Scholes option pricing model with the following weighted average assumptions:
	2005	2004

Risk-free interest rate	3.03%	1.95%
Dividend yield	0.00%	0.00%
Volatility factor of the expected market price
of the Company^s common shares	100%	100%
Weighted average expected life of the options
(months)	24	24

  The value of the warrants based on the Black-Scholes calculation using the above assumptions was $Nil in 2005 and 2004. There are no issued warrants for common shares in 2005 and 2004.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2005 and 2004

  19. Reconciliation of Certain Differences Between U.S. and Canadian Generally Accepted Accounting Principles (continued)

  The Company uses the term of the lease plus one renewal term to determine the amortization rate for leasehold improvements. Under US GAAP the amortization rate cannot exceed the term of the lease. Accumulated amortization for leasehold improvements under US GAAP would be $Nil (2004 - $Nil; 2003 - $1,348,488) rather than $Nil (2004 - $Nil; 2003 - $934,693), and the current year amortization expense under US GAAP would be $Nil (2004 - $Nil; 2003 - $Nil) rather than $Nil (2004 - $Nil; 2003 - $134,849).

  Recent accounting pronouncements

In November 2004, FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), "Inventory Costs". The Company has determined that the adoption of SFAS 151 does not have an impact on its results of operations or financial position.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153 ("SFAS 153"), "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29". The Company has determined that the adoption of SFAS 153 does not have an impact on its results of operations or financial position.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123"), "Share-Based Payment". The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Company adopted this policy, effective April 1, 2004.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, could have a material effect on the accompanying financial statements.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2005 and 2004

19. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles (continued)
The impact of these differences is as follows:

	2005	2004	2003

Net loss per Canadian GAAP	$ (1,516,071)	$ (2,306,951)	$ (2,985,624)
Amortization and write-off of deferred costs,
net of development expenses during
the year (a)	1,472	8,383	141,629
Stock option compensation recovery (b)	-	-	53,974
(Loss) on extinguishment of debt (c)	-	(2,640,760)	(40,000)
Amortization of leasehold improvements (d)	-	-	(134,849)

Net loss and comprehensive loss
per US GAAP	$ (1,514,599)	$ (4,939,328)	$ (2,964,870)

Loss per share in accordance with US
GAAP	$ (0.02)	$ (0.06)	$ (0.04)
The impact of the above-noted differences on total shareholders^ deficiency is as follows:
	2005	2004	2003

Shareholders^ equity (deficiency) per
Canadian GAAP	$ (678,184)	$ (556,264)	$ (1,875,162)
Unamortized balance of deferred costs (a)	(1,472)	(1,472)	(9,855)
Accumulated amortization leasehold
improvements (d)	-	-	(934,693)

Shareholders^ (capital deficit)
per US GAAP	$ (679,656)	$ (557,736)	$ (2,819,710)

20. Subsequent Events

a) In June 2005, the Company received $500,000 US in private placement funding. Pursuant to the private placement announced in April 2005, and subject to receipt of regulatory approval, a total of 2,020,200 shares will be issued at $0.2475 US, each share having a warrant to purchase one additional share at $0.33 US. A finder^s fee totaling $50,000 US (10% of the amount raised) was paid as part of the transaction.

  In May 2005, the Company announced that it advanced $183,500 USD to an unrelated Mexican marketing company for a six-week advertising national television and radio advertising program of Biotech^s Sucanon diabetes drug. The advertising began on May 26, 2005.