Form 20-F
period 2006-03-31
BIOTECH HOLDINGS LTD
filed 2006-10-02
CIK 1018153

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

                       For the fiscal year ended __March 31, 2006_______________________

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

92,229,512 Common Shares Without Par Value

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

☒ Item 17

☐ Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS

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

Critical Accounting Policies

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Differences with generally accepted accounting principles in the United States ("U.S. GAAP") are set forth in Note 18 to the Consolidated Financial Statements of the Company (Item 17 of this Form 20F). Some accounting policies have a significant impact on the amounts reported in these financial statements. The Consolidated Financial Statements include a section describing the Company^s significant accounting policies. Note that the preparation of this Form 20-F requires the Company to make estimates and assumptions that:

- may affect the reported amount of assets and liabilities;
- may affect the contingent assets and liabilities as disclosed at the date of the financial statements and;
- may affect the reported amounts of revenues and expenses during the reported period.

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

  To March 31, 2006, the Company had generated $482,840 (2005: $Nil) in revenues from its Type II diabetes drug.

  Technology Interests

  Technology Interests consist of the cost of purchasing the Company^s rights to manufacture and sell DIAB II (also known under the trademarks Sucanon and Glucanin), a Type II Diabetes medication developed by the Company. Management is required to use its professional judgement in determining whether Technology Interests have suffered permanent impairments in value and whether carrying costs are recoverable. Under U.S. GAAP, writedown is necessary when carrying costs are not recoverable.

  The Company^s last fiscal period ended March 31 of the current year. All fiscal periods are for the full year. The following table is a summary of certain selected financial information of the Company, in accordance with Canadian GAAP, for the Company^s most recently completed fiscal period and for the four preceding fiscal periods of the Company:

Fiscal year ended
March 31,	2006	2005	2004	2003	2002

Revenues	$ 482,840	$ nil	$ nil	$ 9,731	$ 49,981
Loss from continuing
Operations	(2,012,869)	(1,755,128)	(1,460,669)	(1,679,020)	(1,960,624)

Profit (Loss) from
discontinued operations
including amortization of
goodwill and gain
from debt restructuring	76,224	239,057	(846,282)	(1,397,420)	(1,430,276)

Net loss for the year	(1,936,645)	(1,516,071)	(2,306,951)	(3,076,440)	(3,390,900)
Loss per share	(0.02)	(0.02)	(0.03)	(0.04)	(0.06)

Working Capital Deficiency	(2,083,586)	(1,644,095)	(2,156,781)	(1,859,903)	(1,029,444)
Total Assets	795,570	1,759,027	2,232,225	3,629,040	5,853,429
Long Term Debt	224,343	224,343	224,343	3,325,526	2,876,125
Total Liabilities	2,553,069	2,437,211	2,788,489	5,504,202	5,042,967
Shareholders^ Equity
(Deficiency)	(1,757,499)	(678,184)	(556,264)	(1,875,162)	810,462
Number of issued common
Shares at March 31	92,229,512	90,134,310	87,542,219	73,928,130	69,928,130
Dividends per share	nil	nil	nil	nil	nil

  The figures below are presented in accordance with U.S. GAAP (expressed in Canadian Dollars).

	Year ended	Year ended	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,	March 31,	March 31,
	2006	2005	2004	2003	2002
Revenues	$ 482,840	$ nil	$ nil	$ 9,731	$ 49,981
Net Loss	(1,936,645)	(1,514,599)	(4,939,328)	(2,964,870)	(5,248,125)
Loss per share	(.02)	(.02)	(.06)	(.04)	(.09)

Working Capital Deficiency	(2,083,586)	(1,644,095)	(2,156,781)	(1,859,903)	(1,029,444)
Total Assets	795,570	1,757,555	2,230,753	2,684,492	4,902,101
Long Term Debt	224,343	224,343	224,343	3,325,526	2,876,125
Total Liabilities	2,553,069	2,437,211	2,788,489	5,504,202	5,042,967
Shareholders^ (Deficiency)	(1,756,102)	(679,656)	(557,736)	(2,819,710)	(140,866)

Number of issued common
Shares at March 31	92,229,512	90,134,310	87,542,219	73,928,130	69,928,130
Dividend per share	Nil	Nil	Nil	Nil	Nil

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
Year Ended
March 31	2006	2005	2004	2003	2002
	US$	US$	US$	US$	US$

High	.8850	.8532	.7883	.6854	.6638
Low	.7851	.7138	.6690	.6229	.6175
Average	.8565	.7842	.7403	.6458	.6393
End	.8373	.8220	.7648	.6797	.6271

  The closing exchange rate as at August 18, 2005 was US$ 0.8940 and the high and low exchange rates for each of the previous six months was as follows:
	High	Low
	US$	US$

March 2006	.8850	.8512
April 2006	.8957	.8493
May 2006	.9111	.8868
June 2006	.9148	.8857
July 2006	.9056	.8726
To August 18, 2006	.8973	.8790

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

  A.    History and development of the Company

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

  The Company^s head office and principal office are located at #160 - 1501 Shell Road, Richmond, British Columbia, V6X 2W2, Telephone No. (604) 295-1119, and the registered office of the Corporation is located at 1000 Canterra Tower, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

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

  History of the Company and Its Subsidiaries

  The Company^s history has had the following highlights:

  - The Company was originally incorporated under the name LMK Technologies Inc. ("LMK") under the provisions of the Business Corporations Act (Alberta) on August 20, 1993.

  - Pursuant to a prospectus dated February 9, 1994, the Company, acting under the name of Conserve Energy Corporation ("Conserve"), made an initial public offering of 2,500,000 common shares at $0.10 per share.

  - In January, 1995 the Conserve identified Biotech Holdings Inc. ("Holdings") as a potential acquisition. On December 14, 1995 the Company^s shareholders approved the acquisition of all of the issued and outstanding shares of Holdings in exchange for 15 million shares issued to the shareholders of Holdings and approved the Company^s name change to Biotech Holdings Ltd. to reflect its corporate direction in the biotechnology field.

  - On September 11, 1998 Holdings sold its operational assets to Biotech Laboratories Inc. ("Laboratories"), another subsidiary of the Company, in exchange for Laboratories^ assumption of $2,000,000 in collateralized debts on the books of Holdings.

  - In November, 2002 the Company^s primary operating subsidiary, Biotech Laboratories Inc. discontinued operations.

  - On December 12, 2002, the Company filed a proposal under federal creditor protection legislation in Canada. The purpose of the filing of the proposal was to protect the interests of all stakeholders of the Company from an action taken by the landlord of Laboratories. The landlord in question undertook to seize Laboratories assets and the filing of the proposal prevented the landlord^s seizure from continuing.

  - On May 21, 2003, both the Company and Laboratories received approval from the Supreme Court of British Columbia in the matter of two proposals regarding its creditors pursuant to the Bankruptcy and Insolvency Act of Canada. These proposals, accepted by the required majority of creditors, allows for the operating subsidiary to maintain operations and generate funds from those operations to pay a portion of its pre-proposal liabilities. Under the proposal, preferred creditors shall be paid in full in priority to all claims of unsecured creditors. Provision for payment of claims of unsecured creditors shall be made in the lesser amount of 10% or $25,000 on each day, which is one year, one year six months and two years, respectively, after the end of the month of court ratification.

  - On November 3, 2003, the Company announced that it received formal regulatory approval for the sale of its Type II Diabetes drug in Mexico.

  - December 1, 2004 - the Company announced that it had received its first order for Sucanon from Farmacias Benavides, the largest pharmacy chain in Mexico.

  - National television and radio advertising for the sale of Sucanon in Mexico began in May 2005. Revenues from shipments made prior to the launch of the advertising were recognized in the quarter ended June 30, 2005.

  - November 21, 2005 - the Company announced that the TSXV had completed a compliance review and had identified a number of issues which in the Exchange^s view required clarification, particularly the fact of ongoing relationships that the Company had with a number of companies controlled by the Robert Rieveley and his spouse and contraventions of Exchange policy which had occurred pursuant to that fact.

  The resulting clarifications confirmed: that a company called R. Rieveley and Associates has provided financing and was as of June/05 owed $233,348 by the Company; that a company called Wenroth Limited ("Wenroth") provides financing via loans and as of June 30, 2005 was owed $13,497; that the company called Inreg Corporation ("Inreg") provides financing via loans bearing interest at 8% and was owed $96,265 by the Company as of June 30/05; that a company called Penne Investments has provided financing to the Company via loans but had no loans to the Company outstanding as of June 30, 2005; that Allburg Holdings Inc. ("Allburg") provides financing to the Company via loans and held as of June 30, 2005 a note payable of $116,927 and bearing interest at 8%; further that Allburg owns 25% of the Company^s 75%-owned subsidiary Smith Rothe Pharmaceutical Inc., which has been granted by the Company an exclusive license to manufacture and market the Company^s Sucanon Type II Diabetes medication in all countries outside Oriental Asia, in return for a royalty equal to 25% of Sucanon profits in any country where the license is granted, which royalties for the three months ended June 30/05 totalled $17,165; that a company called Seabright Holdings Ltd. indirectly finances the Company through Seabright^s owning of the shares of Allburg, Inreg and Wenroth, this ownership also making Allburg the largest creditor of the company; that the Company^s Sucanon medication is manufactured on behalf of the Company by a private company controlled by Robert Rieveley, which transfers Sucanon to the Company at cost, receiving no profit from the manufacturing operation, and the the private company was owed $6,092 as of June 30/05; that general security agreements registered with the provincial government in Victoria support the above-described loans and financing arrangements; additionally, that an independent director of the Company, Geoff Herring, owns a company, Grand Poisson & Chemical Consulting, which provides chemical analysis and quality control testing of the Company^s diabetes medication.

  The contraventions of Exchange policy were summarized in the report as follows: that the company failed to issue press releases disclosing the existence and terms of the above-noted agreements with the related parties; that the Company failed to disclose the related party agreements in the Company^s Management Discussion and Analysis ("MD&A") reports filed with audited and interim financial statements; that the Company failed to file with the Exchange in a timely manner the majority of related party agreements noted above; that the company failed to file for approval by the Exchange a majority of the agreements with related parties; that the Company had not disclosed all materials facts regarding development progress of Sucanon and the level of market acceptance of Sucanon.

  The Exchange also required the Company to provide a clarification regarding the drug or herbal remedy status of Sucanon, in response to which the Company pointed out that Sucanon has a natural or herbal component but that this does not preclude it from being classified as a drug since a class of herbally based drugs, which may be sold on an OTC basis, is available to Mexican regulators, who approved the use of Sucanon for reduction of symptoms of Type II Diabetes.

  The Exchange also determined that the Company^s signing policy was in contravention of Exchange policy requiring all company cheques to have two signatures; the Company complied with this requirement by implementing a policy of each cheque to be signed by an officer and by a director who are unrelated to each other.

  The Exchange further determined that 429,185 shares plus warrants issued to Mr. Rieveley at $0.375, with an expiry date of January 27, 2006, had been issued in satisfaction of debt and not in consideration of cash and that by failing to file for this share issuance in compliance with Exchange policy the Company had inadvertently made an incorrect filing to the Exchange.

  In addition to the above, the Exchange required and the Company acceded to: execution of agreements with Mr. Rieveley whereby he agreed to the cancellation 429,185 warrants at $0.375 per share; an undertaking signed by each of the directors recognizing that any further violations of Exchange requirements could result in a review of the acceptability of each of the directors and officers of the Company to be a director, officer, agent or consultant of any company traded on the Exchange.

  The Exchange also required that: the Company will ensure that its future public disclosures do not contain promotional language; that the Company disclose all relevant terms of contracts and agreements completed by the Company; and that the Company issue timely updates informing the marketplace of the status of events that are delayed or are not proceeding.

  - December 6, 2005 - it was announced that trading in the Company^s shares was halted on the TSX Venture Exchange pending the appointment of two independent directors to the Company^s board of directors satisfactory to the Exchange, including possessing the requisite degree of positive public company experience.

  - February 2, 2006 - it was announced that the TSX Venture Exchange had upgraded its halt trading announced in December to a suspension of trading in the Company^s shares on the Exchange. The Company had presented one directorial candidate who was accepted by the Exchange. (Subsequent to March 31, 2006, the Exchange accepted a second directorial candidate.)

  Capital Expenditures

  The following table details the company^s principal capital expenditures under the three categories of Property and Equipment, Technology Interests and Formulations and deferred costs since March 31, 2003:

Property and Equipment for Continuing Operations

Cost March 31, 2003	$ 249,991
Additions
Production Equipment	46,780
Laboratory Equipment	1,610
Laboratory Equipment Reclassified from
Equipment Held for Resale	232,056
Write-off of Fully Amortized Computer
Software	(128,070)
Cost March 31, 2004	$ 402,367
Additions
Laboratory Equipment	3,169
Computer Equipment	2,254
Cost March 31, 2005	$ 407,790
Additions
Laboratory Equipment	3,792
Cost March 31, 2006	$ 411,582

Technology Interests
Cost March 31, 2003, 2004, 2005 and 2006	$ 4,461,282

Formulations and Deferred Costs
Cost March 31, 2003	$ 2,517,726
Write-off of fully amortized deferred
Costs	(2,514,045)
Cost March 31, 2004	$ 3,681
Write-off of fully amortized deferred
Costs	(3,681)
Cost March 31, 2005 and 2006	$ Nil

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

  Sales and Revenue Activity Analysis

  During the past three fiscal years, sales and revenue from the distribution of the Company^s personal care products and from the sale of its Type II Diabetes drug in Mexico, have had the following distribution amongst activities and geographic markets:
	Fiscal	Fiscal	Fiscal
	2006	2005	2004

Drug Sales in Mexico	$ 482,840	$ nil	$ nil

Personal Care Product Division Sales:
Canada (Discontinued Operations)	nil	nil	163,417
U.S.A. (Returns) (Discontinued Operations)	nil	nil	(65,135)
Total Sales from Discontinued Operations	nil	nil	98,282

Total Sales in Year	$ 482,840	$ nil	$ 98,282

  Note: The Personal Care product business was discontinued during the year ended March 31, 2003. . Under the terms of the lease agreement for the discontinued operations, the lessee fulfilled orders for the Company from February 1, 2003 to July 1, 2003 and paid the costs of production which were repaid by the Company from the proceeds of the orders sold. The $(65,135) US sales in fiscal year 2004 resulted from returned goods that were manufactured in fiscal year 2003. The consolidated statement of operations nets these sales with the expenses from these operations and reflects the losses from these discontinued operations as a single line item.

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

  Pharmaceutical Business

  Although the pharmaceutical business has not yet reached profitability, the Company has significant investment in capital and has expended considerable efforts in getting its Type II Diabetes drug registered in various countries in Latin America and elsewhere. The potential of the drug has enabled the Company to receive financial support from its investors.

  The pharmaceutical business is divided into the following regions:

  - China and other "Asia Countries" which are defined as Indonesia, Philippines, Malaysia, Kampuchea (Cambodia), Thailand, Laos, China, Mongolia, Japan, North Korea, South Korea, Vietnam, Hong Kong, Macao, and Singapore and;
  - All other countries.

  Structure of the Chinese Pharmaceutical Business

  The history and structure of the Company^s operations in China is described in the Company^s 20-F filings for the years March 31, 2005 and prior. The Company suspended its Chinese operations during the fiscal year ended March 31, 2003 due to economic reasons.

  Structure of Other Countries Pharmaceutical Business

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

  History of Operations and Business Structure

  Approval for the sale of the diabetes drug was received from Peruvian regulatory authorities in November 2001. The Company couldn^t agree on terms with a suitable distributor in Peru because under the terms of the approval, as a prescription product, the drug could only be marketed directly through doctors.

  Approval for the sale of the diabetes drug was received from Mexican regulatory authorities in November, 2003 as a non-prescription medication for the reduction of symptoms of Type II diabetes. The Company^s Type II Diabetes drug is variously known as DIAB II, Sucanon and Glucanin (hereinafter referred to as Sucanon).

  During the year ended March 31, 2005, the Company entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company distributes and markets the drug.

  On December 1, 2004 the Company announced that it had received its first order for Sucanon. Shipments of Sucanon were made starting in December 2004. Due to delays in the launch of the Company^s advertising campaign, it was felt that the Company had had future performance obligations to meet prior to recognizing initial sales. As a result, revenues of $50,278 in shipments made in the period from December 2004 to March 31, 2005 were deferred until the first quarter of the fiscal year ended March 31, 2006.

  During the year ended March 31, 2006, Smith Rothe incorporated an operating company in Mexico, Pharmaroth Latin America S.A. de C.V. to co-ordinate the production and marketing of Sucanon in Mexico.

  Clinical Information for the Type II Diabetes Medication

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

  Summary of Results

  DIAB II is a synthesized compound that includes a synthetic and a herbal component, the two together having a significant hypoglycemic effect in Non-Insulin Dependent Diabetes Mellitus (NIDDM) patients. Animal tests and clinical trials have shown that this product increases the binding and internalization of insulin in peripheral cells. DIAB II is a promising new product for NIDDM therapy, especially for those with IGT and mild/medium NIDDM (<230 mg/dL, or <13 mmole/L).

  The results of the clinical trials were positive, achieving a high patient satisfaction rate and successfully reducing the clinical symptoms and signs of diabetes. The dosage form utilized was successful, and the product has been approved for use as a drug in China, indicated as a therapy for NIDDM and IGT. The following conclusions were reached by Clinical Trial Centers and approved by the Chinese Government:

  -  DIAB II reduces the clinical symptoms and signs of diabetes, which include polyuria, polydipsia, polyphagia, and fatigue.

  -  DIAB II significantly lowers fasting venous plasma glucose levels and significantly improves the 2-hour glucose tolerance in NIDDM patients.

  - DIAB II is effective in 87% of the NIDDM patients in the clinical trial.

  -  DIAB II significantly lowers fasting venous plasma cholesterol and triglyceride levels in NIDDM patients.

  -  The dosage form of DIAB II is acceptable for clinical uses.

  -  No adverse side effect was observed in the clinical trials.

  This product has also shown significant benefit in combination uses with other oral hypoglycaemics, e.g. sulfonylureas and/or biguanides. When used in combination with current hypoglycaemics, DIAB II is shown to decrease the primary and secondary failure to respond to these other agents, thus significantly improving the overall clinical success rate.

  Manufacturing of the Drug

  DIAB II is a pressed tablet that is coated and then packaged in a blister-pack form for distribution. In order to safe-guard the proprietary information of the drug, the active ingredient in the drug is manufactured at the Company^s facility in Vancouver, British Columbia and then shipped to Mexico (and in the past to China) for tableting. The tableting and packaging of the drug in Mexico is being undertaken on a contract basis by unaffiliated manufacturers.

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

  DIAB II is an oral hypoglycemic that typically requires a doctor^s prescription (in Peru and China), though the regulatory approval received in Mexico also permits Sucanon to be dispensed by a pharmacist without prescription. Prescriptions are filled through a pharmacy or through a hospital. Pricing of the drug has been established so that it is affordable for the majority of the urban population in Mexico.

  The primary market for DIAB II is IGT (Impaired Glucose Tolerance) and mild-medium NIDDM (Non-Insulin Dependent Diabetes Mellitus) patients. At present, dietary therapy is the primary recommended regimen for IGT sufferers.

  That regimen involves the close monitoring of a patient^s diet to reduce calorie intake in order to decrease blood sugar (glucose) levels. However, complications arise due to the difficulty in monitoring the patient^s diet in order to achieve satisfactory blood sugar, nutrient and energy levels; similarly, as IGT and NIDDM severity increases, this dietary treatment has decreased effectiveness.

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

  Sale of DIAB II Outside of Asia Countries

  Allburg may grant the rights to sell DIAB II outside of Asia Countries, but only to companies in which the Company owns at least a 50% interest. The names DIAB II and Sucanon has been trademarked for the marketing of the drug in North America.

  During the 2004 fiscal year, the Company located a suitable space in the Vancouver, Canada area where equipment specifically related to Sucanon pre-mix manufacture was installed. The facilities are used for pre-mixing of Sucanon powder for supply to tableters. Tableting for the Mexico and Peru markets - the Company^s first markets outside China --- is carried out by a tableter in Mexico.

  Company Highlights of Fiscal 2006

  The following are highlights of the Company^s business during fiscal 2006:

  -  April 8, 2005 - The Company announced that it had received and accepted an offer $621,181 for a private placement. As a result of the private placement, 2,020,202 common shares were issued at $0.307 ($0.2475 USD) per share along with 2,020,202 warrants exercisable at $0.400 ($0.33 USD) each exercisable until October 6, 2006. The funding was for advertising in Mexico.

  -  April 15, 2005 - The Company announced that the commencement of the Sucanon infomercial was available viewing on the Company^s website. The infomercial was produced for the Latin American market.

  -  April 20, 2005 - The Company announced that it had received its first order for Sucanon from Wal-Mart in Mexico.

  -  May 19, 2005 - the Company announced that national radio and television advertising for Sucanon in Mexico was scheduled to begin on May 26, 2005. The advertising program for Sucanon was described as starting with a 28-minute infomercial on diabetes and Sucanon, to be broadcast more than 80 times during the first six weeks. Shorter forms of the infomercial materials were expected to be broadcast subsequently.

  -  July 14, 2005 - the Company announced that the average number of Sucanon packages shipped per month had increased from approximately 600 per month to 2700 in the month of June. The company indicated that it believed the increase was related to the start of television advertising of Sucanon in late May.

  -  August 5, 2005 - the Company announced that revenues for the seven months from December 2004 through June 30, 2005 will be reported as sales in the quarter ending June 30, 2005 due to revenue recognition policies as described in the amended December 31, 2004 quarterly report and the Management Discussion and Analysis appended thereto, setting May 26, 2005 as the date of revenue recognition to fulfill advertising support agreements with customers.

  -  November 21, 2005 - the Company announced that the TSXV had completed a compliance review and had identified a number of issues which in the Exchange^s view required clarification, particularly the fact of ongoing relationships that the Company had with a number of companies controlled by the CEO of the Company, Mr. Robert Rieveley and his spouse and contraventions of Exchange policy which had occurred pursuant to that fact.

  The resulting clarifications confirmed: that a company called R. Rieveley and Associates has provided financing and was as of June/05 owed $233,348 by the Company; that a company called Wenroth Limited ("Wenroth") provides financing via loans and as of June 30, 2005 was owed $13,497; that the company called Inreg Corporation ("Inreg") provides financing via loans bearing interest at 8% and was owed $96,265 by the Company as of June 30/05; that a company called Penne Investments has provided financing to the Company via loans but had no loans to the Company outstanding as of June 30, 2005; that Allburg Holdings Inc. ("Allburg") provides financing to the Company via loans and held as of June 30, 2005 a note payable of $116,927 and bearing interest at 8%; further that Allburg owns 25% of the Company^s 75%-owned subsidiary Smith Rothe Pharmaceutical Inc., which has been granted by the Company an exclusive license to manufacture and market the Company^s Sucanon Type II Diabetes medication in all countries outside Oriental Asia, in return for a royalty equal to 25% of Sucanon profits in any country where the license is granted, which royalties for the three months ended June 30/05 totalled $17,165; that a company called Seabright Holdings Ltd. indirectly finances the Company through Seabright^s owning of the shares of Allburg, Inreg and Wenroth, this ownership also making Allburg the largest creditor of the company; that the Company^s Sucanon medication is manufactured on behalf of the Company by a private company controlled by Robert Rieveley, which transfers Sucanon to the Company at cost, receiving no profit from the manufacturing operation, and the the private company was owed $6,092 as of June 30/05; that general security agreements registered with the provincial government in Victoria support the above-described loans and financing arrangements; additionally, that an independent director of the Company, Geoff Herring, owns a company, Grand Poisson & Chemical Consulting, which provides chemical analysis and quality control testing of the Company^s diabetes medication.

  The contraventions of Exchange policy were summarized in the report as follows: that the company failed to issue press releases disclosing the existence and terms of the above-noted agreements with the related parties; that the Company failed to disclose the related party agreements in the Company^s Management Discussion and Analysis ("MD&A") reports filed with audited and interim financial statements; that the Company failed to file with the Exchange in a timely manner the majority of related party agreements noted above; that the company failed to file for approval by the Exchange a majority of the agreements with related parties; that the Company had not disclosed all materials facts regarding development progress of Sucanon and the level of market acceptance of Sucanon.

  The Exchange also required the Company to provide a clarification regarding the drug or herbal remedy status of Sucanon, in response to which the Company pointed out that Sucanon has a natural or herbal component but that this does not preclude it from being classified as a drug since a class of herbally based drugs, which may be sold on an OTC basis, is available to Mexican regulators, who approved the use of Sucanon for reduction of symptoms of Type II Diabetes.

  The Exchange also determined that the Company^s signing policy was in contravention of Exchange policy requiring all company cheques to have two signatures; the Company complied with this requirement by implementing a policy of each cheque to be signed by an officer and by a director who are unrelated to each other.

  The Exchange further determined that 429,185 shares plus warrants issued to Mr. Rieveley at $0.375, with an expiry date of January 6, 2006, had been issued in satisfaction of debt and not in consideration of cash and that by failing to file for this share issuance in compliance with Exchange policy the Company had inadvertently made an incorrect filing to the Exchange.

  In addition to the above, the Exchange required and the Company acceded to: execution of agreements with Mr. Rieveley whereby he agreed to the cancellation 429,185 warrants at $0.375 per share; an undertaking signed by each of the directors recognizing that any further violations of Exchange requirements could result in a review of the acceptability of each of the directors and officers of the Company to be a director, officer, agent or consultant of any company traded on the Exchange.

  The Exchange also required that: the Company will ensure that its future public disclosures do not contain promotional language; that the Company disclose all relevant terms of contracts and agreements completed by the Company; and that the Company issue timely updates informing the marketplace of the status of events that are delayed or are not proceeding.

  -  December 6, 2005 - it was announced that trading in the Company^s shares was halted on the TSX Venture Exchange pending the appointment of two independent directors to the Company^s board of directors satisfactory to the Exchange, including possessing the requisite degree of positive public company experience.

  -  February 2, 2006 - it was announced that the TSX Venture Exchange had upgraded its halt trading announced in December to a suspension of trading in the Company^s shares on the Exchange. The Company had presented one directorial candidate who was accepted by the Exchange. (Subsequent to March 31, 2006, the Exchange accepted a second directorial candidate.)

  Subsequent to March 31, 2006, the Company made the following announcements:

  -  June 23, 2006 - it was announced, the Board of Directors replaced 896,000 stock options exercisable at $0.25 per share which expired on January 2, 2006, with new stock options exercisable at $0.16 per share. The replacement options vest on October 22, 2006 and expire on June 22, 2008. A total of 560,000 of these options were granted to Directors and Officers of the Company and the remaining 336,000 were granted to Consultants to the Company.

  -  The Board of Directors also replaced 545,000 stock options exercisable at $0.55 per share which expired or were cancelled by March 24, 2006 with new stock options exercisable at $0.10 per share. These replacement options will vest October 22, 2006 and expire on June 22, 2008. A total of 470,000 of these options were granted to directors and officers and 75,000 were granted to consultants to the company. The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005 and are subject to the approval of the TSX Venture Exchange.

  -  In July 2006 the trustee acting in the proposal of the Company filed a certificate with the Supreme Court of British Columbia that certified that the Company had fully performed its obligations required under the proposal. At the same time, the trustee acting in the proposal of Biotech Laboratories Inc. filed a notice of default with the Supreme Court of British Columbia stating that the creditors could take proceedings to place Biotech Laboratories Inc. in bankruptcy at their own expense.

  Research & Development - the Company^s Type II Diabetes drug

  Research expenditures are expensed in the year in which they are incurred. During fiscal 2006 the Company expensed $Nil (2005 - $5,576 and 2004 - $18,682) in drug related research costs.

  It is the Company^s policy to defer all costs that relate to the development of new products where management is satisfied as to the technological, commercial and financial viability of individual products. These costs are amortized on a straight-line basis over a five year period. All deferred development costs were fully amortized in the year ended March 31, 2005 and no additional amounts were capitalized.

  Patents and Proprietary Information

  The Company, itself and through Volque, pursues a policy of seeking patent protection where possible for the valuable patentable subject matter of its proprietary technology. The Company believes that patent and trade secret protection is important in its business, and that its success will depend, in part, on its ability to obtain and enforce strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others. Volkspharm has patent applications pending in Canada on DIAB II for which the Company, through Allburg (see "Associated Company" above), has been granted exclusive licensing rights to countries other than Asia Countries. See Exhibit 3.8 "Assignment of 50% Interest Rights" of the Company^s Registration Statement (previously filed with the March 31, 1996 Form 20F).

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

  The Company believes its competitive position in the diabetes therapy market has some strengths. First, the Company^s Sucanon (DIAB II) product is clinically effective and may have fewer side effects than competing products as a diabetes monotherapy. In addition, Sucanon may also be an effective combination therapy. The President of the Company received, during calendar year 2000, two U.S. patents covering use of an insulin-sensitizing drug in a combination with a standard therapy for Type II Diabetes. These rights, as they pertain to Sucanon, were assigned to the Company in December 2001. Third, the Company believes that industrial processing and trade secrets are sufficient to maintain confidentiality and control over the production of Sucanon, whether patents for the product are granted or not.

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

  International Operations

  It is management^s intention that marketing of Sucanon (DIAB II) will be conducted through a partnership with either local distributors or through the creation of a strategic alliance with a large multi-national pharmaceutical company. To that end, management of the Company has had preliminary discussions with a number of multi-national corporations. These discussions have involved licensing of the product for distribution in selected areas of the world. The Company has also received a number of enquiries from distribution firms around the world with respect to the licensing of this drug. The Company is taking contact with potential national distributors in Latin American countries and elsewhere in the world that may be interested in purchasing Sucanon pre-mix and producing, packaging, marketing and distributing Sucanon tablets in their own markets.

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

  In Mexico, where the Company initiated sales of Sucanon (DIAB II) in the first quarter of fiscal 2006, distribution and marketing of DIAB II under the trade name Sucanon has been carried out by an independent Mexican marketing group. The company opened an office in Mexico to co-ordinate the marketing efforts and the supply of Sucanon to the market in Mexico. The Company does not plan to be involved in the sales and marketing of Sucanon in Peru and other countries and plans to engage the services of third-party marketing companies to achieve its distribution and marketing goals.

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

  The following table provides details of the Company^s significant present subsidiaries:

			Percent	Biotech^s
		Percent	of Direct	Proportion
	Country of	of Direct	& Indirect	of Voting
Subsidiary Name	Incorporation	Ownership	Ownership	Power

Biotech Laboratories Inc.	Canada	100.0%	100.0%	100.0%
401718 B.C. Ltd. (formerly
Biotech Holdings Inc.)	Canada	100.0%	100.0%	100.0%
314202 B.C. Ltd	Canada	100.0%	100.0%	100.0%
Volkspharm Healthcare Incorporated	Canada	0.0%	37.5%	50.0%
Volque Pharmaceutical Company Ltd. Smith Rothe Pharmaceutical, Inc.	China Barbados	40.0% 75.0%	59.1% 75.0%	59.1% 75.0%

  During the year ended March 31, 2006, Smith Rothe incorporated an operating company in Mexico, Pharmaroth Latin America S.A. de C.V. to co-ordinate the production and marketing of Sucanon in Mexico.

  D. Description of Property

  Manufacturing Facility

  In January, 2004 the Company leased a location in the Vancouver, BC area, totaling approximately 2,400 square feet, for housing equipment and facilities for production of pre-mix powder for Sucanon (DIAB II), which is at present the Company^s sole product.

  The equipment in the former manufacturing facility was moved out of the former production facilities and equipment not related to the production of the Type II Diabetes drug has been stored and is held for resale. The proceeds from the equipment sale will be applied to secured outstanding debts of the Company.

  There are a number of related-party notes payable issued which have been collateralized by the assets of this facility totaling approximately $0.64 million (2005: $0.45 million). (See Note 6 of the Consolidated Financial statements attached.)

  Tableting, Filling and Packaging

  When the Company discontinued its lotions and creams operation in fiscal 2003, the Company retained critical pieces of equipment for manufacture of DIAB II pre-mix powder and for quality control of ingredients and the final product. This equipment, plus the subsequent purchases of additional equipment is adequate to meet production requirements of DIAB II (Sucanon) in the Mexico and Peru markets.

  Sales and Administration Office

  The sales and administration office is a 2,600 square foot leased premises located in suburban Vancouver. The use of this office is expected to be meet the Company^s requirements at least for the next three years.

  Item 5 Operating and Financial Review and Prospects

  A. Operating Results

  US Generally Accepted Accounting Principles

  The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Differences with generally accepted accounting principles in the United States ("U.S. GAAP"), are set forth in Note 18 to the Consolidated Financial Statements of the Company (Item 17 of this Form 20F). Some accounting policies have a significant impact on the amounts reported in these financial statements. The Consolidated Financial Statements includes a section describing the Company^s significant accounting policies

  Year Ended March 31, 2006 Compared
  With Year Ended March 31, 2005

  Operating Results

  Shipments of the Company^s Type II Diabetes drug Sucanon started in December 2004. Due to unexpected delays in the launch of the TV advertising campaign for Sucanon, it was felt that a retailer would have had a reasonable expectation that the advertising should have started sooner and that the Company therefore had future performance obligations to meet prior to recognizing the $50,278 sales to March 31, 2005. The shipments from December 2004 to June 30, 2005 were therefore recognized as revenue in the quarter ended June 30, 2005, when the TV advertising campaign began (May 26, 2005).

  Revenues from the sale of Sucanon in the year ended March 31, 2006 were $482,840 which resulted in a Gross Profit of $353,553. There were no revenues in the same period ended March 31, 2005.

  Operating expenses totaled $2,366,422 representing a $611,294 (34.8%) increase from the $1,755,128 expenses incurred in the year ended March 31, 2005. The expense categories with significant increases included:

  a. The Company incurred $571,985 in product marketing costs in the year. These expenses were included in amounts receivable throughout the year because they were considered to be advances to the marketing company for advertising and were wholly repayable once sales levels reached a certain contracted level. Management and the audit committee met to review developments with regard to these amounts; this review led to a determination to expense a significant portion of these advances.

  b. The Company deals predominantly in US Dollars in Mexico. Due to the strengthening of the Canadian dollar against the US dollar, the Company had a $60,101 foreign exchange loss

  c. General, administrative and selling expenses increased from $438,704 to $658,529 ($219,825 or 50.1%) in the year. Mexican office expenses (the Mexican office only operated for part of the prior year) increased by $98,721. Salaries and benefits increased by $38,890 and Communication and travel expenses increased by $22,874.

  The net loss for the year was $1,936,645 which was $420,574 (27.7%) higher than the $1,516,071 loss incurred in the year ended March 31, 2005.

  Financial Highlights

  Operating activities used $989,047 (2005: $964,746) in cash while financing activities provided $573,786 (2005: $1,007,647) in cash flow and investing activities provided $42,936 (2005: $21,072) in cash. As a result cash decreased $372,325 (2005: increased $63,973) in the year. As at March 31, 2006, the working capital deficiency was $2,083,586 (2005: $1,644,095).

  Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

  During the year ended March 31, 2006, the Company issued a total of 2,095,202 common shares for consideration of $638,431 ($573,786 net of private placement finder^s fees). After taking into account the $1,936,645 loss in the year, and adding back the $283,544 in stock-based compensation expense and the common share issuances, the shareholders^ deficiency has increased from $678,184 as at March 31, 2005 to $1,757,499 as at March 31, 2006.

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

  The manufacture of Sucanon began in the fiscal year ended March 31, 2005. The Company manufactures a pre-mix of the active ingredients in British Columbia. The pre-mix is shipped to a non-related manufacturer in Mexico for tableting and packaging. Quality control of the tablets manufactured in Mexico is carried out by a random selection of coated and uncoated tablets which are sent to Vancouver for quality control tests at the Company^s production facilities and other facilities in the Vancouver area.

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

  The Company would like to emphasize that the product was shipped in the period and deferred the recognition of these sales until the quarter ended June 30, 2005. The Company believed that it had set in place safeguards to ensure the collection of these receivables.

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

  In July 2006 the trustee acting in the proposal of the Company filed a certificate with the Supreme Court of British Columbia that certified that the Company had fully performed its obligations required under the proposal. At the same time, the trustee acting in the proposal of Biotech Laboratories Inc. filed a notice of default with the Supreme Court of British Columbia stating that the creditors could take proceedings to place Biotech Laboratories Inc. in bankruptcy at their own expense.

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

  B. Liquidity and Capital Resources

  As referred to previously, the Company has incurred operating losses in each of the last three fiscal years and has an accumulated deficit of $29,595,443 and a Shareholders^ Deficiency of $1,757,499 at March 31, 2006. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

  Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

  During the year ended March 31, 2006, the Company issued a total of 2,095,202 common shares for consideration of $638,431 ($573,786 net of private placement finder^s fees). After taking into account the $1,936,645 loss in the year, and adding back the $283,544 in stock-based compensation expense and the common share issuances, the shareholders^ deficiency has increased from $678,184 as at March 31, 2005 to $1,757,499 as at March 31, 2006.

  Operating activities used $989,047 (2005: $964,746) in cash while financing activities provided $573,786 (2005: $1,007,647) in cash flow and investing activities provided $42,936 (2005: $21,072) in cash. As a result cash decreased $372,325 (2005: increased $63,973) in the year. As at March 31, 2006, the working capital deficiency was $2,083,586 (2005: $1,644,095).

  Commitments for Capital Expenditures

  The Company has not made any material commitments for capital expenditures during the year or during the subsequent interim period.

  C.  Research and Development

  Research expenditures are expensed in the year in which they are incurred. During fiscal 2006 the Company expensed $Nil (2005 - $5,576 and 2004 - $18,682) in drug related research costs.

  It is the Company^s policy to defer all costs that relate to the development of new products where management is satisfied as to the technological, commercial and financial viability of individual products. These costs are amortized on a straight-line basis over a five year period. All deferred development costs were fully amortized in the year ended March 31, 2005 and no additional amounts were capitalized.

  D. Trend Information

  The Company intends to maintain fixed monthly overhead in the $150,000 range during the balance of the 2007 fiscal year, while focusing strictly on advancing Sucanon (DIAB II) production and marketing for markets in Latin America. Maintenance of overhead at these relatively low levels is expected to be achieved by limiting any expansion of head-office overhead and sub-contracting sales and marketing to arms^ length companies in the Latin American markets where Sucanon is planned to be launched.

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

  The Company has been suspended from trading since December 6, 2005 on the TSX Venture Exchange. During the period of suspension, sales of the Company^s Sucanon diabetes medication continued in Mexico through distributors set up by a Mexican marketing company. While sales have continued through these distributors, marketing efforts with regard to making direct contact with clinics, doctors and patients have been taken over increasingly by the Company^s management group in Mexico.

  The Company has also been working to open markets for Sucanon in Latin America beyond Mexico. In Argentina, the Company has selected a distributor for Sucanon. This distributor is in the process of preparing a submission to Argentina^s medical regulator. The time-frame for this regulatory submission is not known at this point and there is no assurance that a regulatory submission, in Argentina, if made, will lead to approval of Sucanon for the Argentine market. As Argentina and Mexico both belong to the Mercosur Agreement, under which pharmaceutical approval in one Mercosur country expedites approval in other Mercosur countries, the Company believes that a regulatory approval in Argentina is likely. The costs of making the application are borne by the distributor.

  The Company has also started discussions with a potential distributor for the United Arab Emirates. There is no assurance that sales in this market will occur or will be material. The Company has been advised that no regulatory approval is necessary for the sale of Sucanon in this market.

  Item 6 Directors, Senior Management and Employees

  A.  Directors , senior management and key employees

  The following is a list of the current directors, senior officers and key employees of the Company, their municipalities of residence, their current position with the Company and their principal occupations during the past five years:
Name and Municipality of	Positions and Offices Held	Principal Occupation
Residence	with the Corporation

Robert B. Rieveley	President and Chief	President and Chief Executive Officer of Biotech
Vancouver, BC	Executive Officer, director	Holdings Ltd., President of Biotech Laboratories
	and member of the audit	Inc., Vancouver, BC, Canada
Committee since 1995

Johan de Rooy, FCA	Director and Chairman of	Lecturer in the Faculty of Commerce and Business
Vancouver, BC	the Audit Committee since	Administration at the University of British Columbia
	1998	since 1984. He has served as a National Director
for the Canadian Cancer Society, as the President
of the British Columbia Cancer Agency and as a
Member of Council for the Institute of Chartered
Accountants of B.C.

Gale Belding	Executive Vice-President	Executive Vice-President of Biotech Holdings Ltd.
Vancouver, BC	and director since 1995

Cheryl Rieveley	Director since 1995	Secretary/Treasurer of the Company and RCAR
Vancouver, BC		Investments Limited, Vancouver, BC

Art Cowie	Director. Appointed by the	Planning Consultant (community planner), for
Vancouver, BC	Directors and approved by the	professional firms, private and government clients.
	TSX Venture Exchange	Additionally, he has experience in public service on
	(February 22, 2006) to fill a	private and public planning issues and served as
	vacancy created by the	Chair of the Vancouver Port Authority and as
	resignation of Dr. Geoff	director for the Pacific National Exhibition and Su
	Herring	Sungold International Holding Corp.

Ross Wilmot	Director. Appointed by the	Financial Consultant. Past President d CFO for 6
	Directors and approved by the	and technology and resource companies. Presently
	TSX Venture Exchange (June	Mr. Wilmot is President for the Cedarwoods Group
	26, 2006) to fill an additional	in BC. He has been a director of 6 public companies
	director position requested by	has been involved in RTO situations and the writing
	the TSX Venture Exchange	of Corporate Governance Procedures. He is a C.A.
and holds a B.A.S.C. along with a M.A.S.C.

Lorne Brown	Chief Financial Officer since	Chief Financial Officer for the Company, prior
Langley, BC	June, 1999	thereto Controller and Director A&A International
Industries Inc., Port Coquitlam, BC.

  There are no arrangements or understandings between any of the officers or directors of the Company as to their election or employment, and no family relationships other than Robert and Cheryl Rieveley, who are husband and wife.

  B.   Compensation of Directors and Officers

  The Company does not pay any cash compensation to directors in their capacity as directors. The Company compensates four officers and directors, Mr. Rieveley, Mrs. Rieveley, Mrs. Belding and Mr. Brown. See "Directors and Officers of Company" above.

  The compensation paid to the Company^s directors, officers and senior management during the fiscal period ended March 31, 2006 was $316,976.

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

  Stock options was the only form of directors compensation in fiscal 2006 (see "Options to Purchase Securities from Company or Subsidiaries - Stock Options").

  Apart from the above, the Company does not have any service contracts with any Director or provide any benefits upon termination of employment.

  The Company^s audit committee consists of three independent Directors Mr. Johan de Rooy, FCA, Committee Chairman, Mr. Art Cowie (since February, 2006) and Mr. Ross Wilmot (since June 2006) together with Mr. Robert Rieveley, the Company^s President and Chief Executive Officer. The audit committee meets with the Company^s independent auditors annually where the role and responsibilities of both the auditor and the committee are reviewed. The independent Directors also meet with the auditor separately from management to discuss any outstanding issues. The Committee also meets on a quarterly basis to review and discuss the quarterly financial statements. All financial statements are approved by the Committee and their recommendations for approval are passed on to the Board of Directors for final approval.

  The Company does not have a remuneration committee. Executive remuneration issues are decided at the full Board level.

  D   Employees

  At March 31, 2006 the Company had 5 (2005 - 5; 2004 - 5) employees in Canada. Temporary employees are periodically required in periods of high volume production. The Company is not unionized.

  E Share Ownership

  The following is a list of Common Shares held by the directors, officers and employees referred to in Item 6 A. above as at the Company^s record date August 23, 2006:
Directors, Officers and Employees	Common	Percent	Series I	Percent	Total	Percent
	Shares	of	Convertible	of	Voting	of
	Held	Common	Preferred	Preferred	Shares Held	Voting
	or	Shares	Shares	Shares	or Controlled	Shares
	Controlled		Held

Robert Rieveley, C.E.O. (1)	20,347,531	22.1%	13,806,907	100.0%	33,424,272	31.5%
Gale Belding, Director, Executive V.P.	310,000	0.3%			310,000	0.3%
Johan de Rooy, Director	352,500	0.4%			352,500	0.3%
Art Cowie, Director	100,000	0.1%			100,000	0.1%
Cheryl Rieveley, Director (1)	0	0.0%			0	0.0%
Ross Wilmot, Director	0	0.0%			0	0.0%

Lorne Brown, C.F.O.	50,000	0.0%			50,000	0.0%

Total Held	21,160,031	22.9%	13,806,907	100.0%	34,236,772	32.2%

Shares outstanding at Record Date	92,229,512		13,806,907		106,036,419

  (1) Shares held directly and indirectly by the Rieveley Family Trust. Robert and Cheryl Rieveley are directors and officers of Biotech Holdings Ltd. They also have a beneficial interest in the Rieveley Family Trust which is owed over $640,000

  The following table provides a list of stock options outstanding, granted, exercised and expired during the year ended March 31, 2006:
					----------------Directors	& Officers	Only----------
Grant	Vest	Expiry	Option	Total	Directors	Expired	Granted	Directors	Total
Date	Date	Date	Price	Outstanding	& Officers	in year	in year	& Officers	Outstanding
				31-Mar-05	Outstanding			Outstanding	31-Mar-06
					31-Mar-05			31-Mar-06

15-Aug-03	15-Dec-03	15-Dec-05	$0.14	50,000	-			-	-
3-Nov-03	3-Mar-04	3-May-05	$0.23	75,000	-			-	-
2-Jan-04	2-May-04	2-Jan-06	$0.25	896,000	560,000	560,000	-	-	-

11-Aug-04	11-Feb-05	11-Aug-06	$0.54	25,000	-			-	25,000
11-Aug-04	5-Aug-05	11-Aug-06	$0.54	25,000	-			-	25,000
11-Aug-04	11-Feb-06	11-Aug-06	$0.54	25,000	-			-	25,000
26-Aug-04	26-Feb-05	26-Aug-06	$0.66	50,000	-			-	50,000
26-Aug-04	26-Aug-05	26-Aug-06	$0.66	50,000	-			-	50,000
26-Aug-04	26-Feb-06	26-Aug-06	$0.66	50,000	-			-	50,000
24-Nov-04	24-Apr-05	24-Mar-06	$0.55	545,000	430,000	430,000		-	-
24-Nov-04	24-Apr-06	24-Mar-07	$0.55	770,000	570,000	70,000		500,000	700,000
24-Nov-04	24-Apr-07	24-Mar-08	$0.55	1,290,000	1,000,000	100,000		900,000	1,190,000
22-Feb-06	22-Jun-06	22-Feb-08	$0.135	0	0		300,000	300,000	300,000

				3,851,000	2,560,000	1,160,000	300,000	1,700,000	2,415,000

  A breakdown of outstanding options as at March 31, 2006 to Directors and Officers was as follows:
Grant Date	24-Nov-04	24-Nov-04	22-Feb-06	Total
Exercise Date	24-Apr-06	24-Apr-07	22-Jun-06
Expiry Date	24-Mar-07	24-Mar-08	22-Feb-08
Option Price	$ 0.55	$ 0.55	$ 0.135

Cheryl Rieveley Director	90,000	120,000		210,000
Gale Belding Director	90,000	120,000		210,000
Johan de Rooy Director	70,000	100,000		170,000
Art Cowie Director			300,000	300,000
Ross Wilmot Director				0
Robert Rieveley Director & CEO	200,000	500,000		700,000
Lorne Brown CFO	50,000	60,000		110,000
Total	500,000	900,000	300,000	1.700,000

  There are no arrangements involving the employees in the capital of the company, including any arrangement involving the issue or granting of options or shares or securities of the Company.

  Private Placements and Common Share Warrants

  During the year ended March 31, 2006, the Company completed with related party investors ("the Investors") a private placement of 2,020,202 common shares for gross proceeds of $621,181 cash (net proceeds of $556,536 after a finders fee of $64,645). The Investors also received 2,020,202 warrants to acquire common shares at $ 0.40 per share, expiring on October 6, 2006.

  In November 2005, the Company agreed to a private placement with a related party. The private placement was subject to the approval of the TSX Venture Exchange and was for the purchase of 984,666 common shares at $0.12 per share. The purchase includes warrants to purchase 984,666 common shares at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at March 31, 2006 the shares were not issued and the amount received has been included in amounts due to related parties. The shares are expected to be issued upon the resumption of trading of the Company^s shares on the TSX Venture Exchange.

  During the year ended March 31, 2005, the Company completed with both third party and related party investors ("the Investors") a $764,240 private placement of 1,528,480 common shares for cash. The allocation between related and third party investors was 480,000 common shares for the related parties and 1,048,480 common shares for third parties. The Investors also received 1,528,480 warrants to acquire common shares at $ 0.55 per share, expiring on December 16, 2006.

  Warrants to Purchase Common Shares

  The following table summarizes the number of fully exercisable common share warrants outstanding and the exercise price thereof:
	2006	2005	2004

Outstanding, beginning of year	3,244,146	1,826,777	9,561,798
Issued at $0.375 per share
expiring January 27, 2006	-	-	1,826,777
Issued at $0.400 per share
expiring October 6, 2006	2,020,202	-	-
Issued at $0.55 per share
expiring December 16, 2006	-	1,528,480	-
Expired January 27, 2006 $0.375	(1,715,666)	-	-
Exercised $0.375	-	(111,111)
Exercised $0.14	-	-	(561,798)
Exercised $0.16	-	-	(4,000,000)
Exercised $0.17	-	-	(3,000,000)
Exercised $0.10	-	-	(2,000,000)
Outstanding, end of year	3,548,682	3,244,146	1,826,777

  Outstanding warrants to purchase common shares at March 31, 2006 were as follows:
Exercise Price	Number	Expiry Date
$0.400	2,020,202	October 6, 2006
$0.550	1,528,480	December 16, 2006
	3,548,682

  Preferred Share Warrants

  At March 31, 2006 and 2005, 13,806,907 convertible preferred shares were outstanding from the exercise of preferred share warrants during 2004. No cash dividend had been declared to date. However, the 8% per annum dividend on these shares for the year ended March 31, 2006 would have amounted to $110,455 (2005: $110,455; 2004: $67,900). The cumulative effect to March 31, 2006 of the dividend at 8% per annum from date of issuance would have amounted to $288,810. This would have an insignificant effect on net loss or on basic and diluted loss per share.

  The following table summarizes the Company^s preferred share warrants outstanding at March 31, 2006, 2005 and 2004, and the changes for the years then ended:
	Exercise
	Price	2006	2005	2004
Balance outstanding,
beginning of year	$ 0.21	-	-	5,700,000
	$ 0.10	-	-	13,806,907
		-	-	19,506,907
Exercised	$ 0.10	-	-	(13,806,907)
Expired	$ 0.21	-	-	(5,700,000)
Balance outstanding and
exercisable, end of year		-	-	-

  Item 7 Major Shareholders and Related Party Transactions

  A   Major Shareholders

  On December 14, 1995, the shareholders of Conserve, now the Company, approved the acquisition of Holdings. Control of the Company changed upon the closing of the share exchange on January 25, 1996 (see Exhibit 3.1 previously filed with the March 31, 1996 Form 20F). With the issuance of 15,000,000 of a total of 18,241,665 common shares, the shareholders of Holdings then held approximately 82% of the issued and outstanding shares of the Company. As at the Annual General Meeting ("AGM") record date (August 12, 2005), the Company had a total of 92,229,512 (2004: 87,542,219) common shares issued and outstanding. Also, there were 13,806,907 Series I Convertible Preferred Shares issued and outstanding on March 31, 2005 and 2004. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Class of Shares		Shares Owned	Percent of	Percent Held	Percent Held
		Aug. 23, 2006	Class	In 2005	In 2004

Common	Rieveley Family Trust	20,347,531	22.1%	21.3%	23.8%
	Immunis Holdings Corp.	8,613,419	9.3%	9.3%	9.8%
		28,960,950	31.4%	30.6%	33.6%

	Total Outstanding Shares
	as of AGM record date	92,229,512	92,229,512	92,229,512	87,542,219

Preferred	Rieveley Family Trust	13,806,907	100.0%	100.0%	100.0%

Total Voting Shares	Rieveley Family Trust	34,154,438	32.2%	31.5%	34.2%
	Immunis Holdings Corp.	8,613,419	8.1%	8.1%	8.5%
		42,767,857	40.3%	39.6%	42.7%

	Total Outstanding Shares
	as of AGM record date		106,036,419	106,036,419	101,349,126

  The major shareholders of the Company do not have different voting rights in comparison with other shareholders.

  U.S. Shareholders

  The following table indicates the approximate number of registered holders of common shares with United States addresses and the portion and percentage of common shares so held in the United States. On August 23, 2006 (the record date for the Annual General Meeting), 92,229,512 common shares were outstanding.

Total Number of Registered Holders 248	Number of U.S. Registered Holders 203	Number of Registered Common Shares Held in the U.S. 6,586,426	Percentage of Registered Common Shares Held in the U.S. 7.1%

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

  Note 10 to the Consolidated Financial Statements highlights the following amounts paid or payable to related parties based on exchange values which represented the amounts agreed upon by the related parties:
	2006	2005	2004

Management fees paid to an officer/director	$ 144,000	$ 144,000	$ 144,000
Salaries and benefits paid to officers and directors	172,976	127,032	125,368
Interest accrued on Notes Payable (Note 6)	56,766	63,239	117,119
Rent and services paid to companies controlled by
directors	86,216	98,795	36,860
Net sales to (returns from) a company controlled by a director	-	-	(65,135)
Purchase of equipment from a significant
shareholder	-	-	13,438

  Note: The Company does not pay any cash compensation to directors in their capacity as directors.

  Ongoing related party associations:

  The Company has ongoing relationships with the following related parties. The following related parties are controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley. These entities perform the following services to the Company and are party to the following agreements with the Company:

  Secured Debt controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

  The following notes bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company:
Balance Mar 31, 2006

R Rieveley & Associates	$ 284,141
Wenroth Limited ("Wenroth")	14,308
InReg Corporation ("InReg")	102,056
Allburg Holdings ("Allburg")	123,961

  In addition to the above R Rieveley & Associates advanced $118,160 to the Company. This amount was outstanding on March 31, 2006 and is secured by a General Security Agreement, non-interest bearing and payable on demand.

  The General Security Agreements mentioned above have been registered with the Personal Property Security Registry in Victoria, B.C. Once the respective loans are paid in full the registration becomes null and void.

  #20 Seabright Holdings Ltd. indirectly finances the Company as it owns the shares of Allburg, InReg, and Wenroth making it the Company^s largest creditor. Additionally, #20 Seabright Holdings Ltd. is a secured creditor of the Company through its ownership of Allburg, InReg and Wenroth. The terms and amounts due to Allburg, InReg and Wenroth are described above.

  In addition to interest charged on the above-mentioned notes, the Company had the following transactions with the secured creditors:

  The Company retains the services of Mr. Rieveley through an employment agreement with his company, R Rieveley & Associates. Management Fees paid to R Rieveley and Associates in the year ended March 31, 2006 amounted to $144,000. During the year ended March 31, 2006 R Rieveley and Associates advanced $37,000 to the Company.

  In November 2005, the Company agreed to a private placement with R Rieveley and Associates. The private placement was subject to the approval of the TSX Venture Exchange and was for the purchase of 984,666 common shares at $0.12 per share for a total consideration of $118,160. The purchase includes warrants to purchase 984,666 common shares at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at March 31, 2006 the shares were not issued and the amount received has been included in amounts due to related parties. The shares are expected to be issued upon the resumption of trading of the Company^s shares on the TSX Venture Exchange. The consideration received is non-interest bearing and secured by a general security agreement.

  The Company owns 75% of Smith Rothe Pharmaceutical Inc. ("Smith Rothe"). Smith Rothe has been granted an exclusive license to sub-contract the manufacture and marketing of the Company^s Type II diabetes drug Sucanon make claims and to use all patent rights in countries outside Oriental Asia. The 25% non-controlling interest of Smith Rothe is held by Allburg and the 25% amount earned by the non-controlling interest will be reflected as single line items on both the Consolidated Balance Sheet and Consolidated Statements of Operations once marketing profits are realized.

  Other companies controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

  Notes payable to RCAR Investment Ltd., are unsecured, bear interest at the rate of 8% per annum compounded annually and due on demand. As of March 31, 2006 the Company owed RCAR $276,295.

  Sucanon is manufactured on behalf of the Company by a private company controlled by R. Rieveley. The manufacturing process is performed by employees of the Company. The private company transfers Sucanon to the Company at cost and receives no profit for this manufacturing operation. The Company uses this private company to maintain confidentiality regarding the manufacturing process for Sucanon. As of March 31, 2006, the Company owed the private company $8,221

  First Choice Communications provides the Company with office space and computer services. Expenses paid to this company for services in the year ended March 31, 2006 were $55,452.

  Penne Investments Services Inc. ("Penne") provides financing to the Company via loans. As March 31, 2006 the Company had no amounts owing to Penne.

  Due to Related Parties

  The following table summarizes amounts due to related parties on March 31 of each year:
	2006	2005	2004
Due to Related Parties - Unsecured
Amounts due to a director and companies controlled by a
director are unsecured, payable on demand and bear no
interest.	$ 33,179	$ 33,097	$ 38,119

Notes payable to a company controlled by the Company^s
president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During 2006 $20,466
(2005 - $18,950; 2004 - $17,547) in interest was accrued.	276,295	255,829	236,879
Total Unsecured	$ 309,474	$ 288,926	$ 274,998

Due to Related Parties - Secured
Notes payable bearing interest at a rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the year ended March 31, 2006, the notes were increased by advances of $37,000 (2005: $1,100) and were reduced by $Nil (2005:
$200,000) paid directly to the lender.

During the year ended March 31, 2004, the notes were reduced through the exercising of 9,000,000 common share warrants for $1,350,000 and the exercising of 13,806,907 convertible preferred share warrants for $1,380,637. Also during the year ended March 31, 2004, the amount was reduced by $37,997 from payments received from
equipment sales.

During the year ended March 31, 2006, interest expense of $36,300
was accrued (2005: $44,289; 2004: $159,572)	524,466	451,166	605,777

Amounts advanced by a company controlled by a director secured by a general security agreement, non-interest bearing and payable on
demand.	118,160	0	0
Total Secured	2,626	451,166	605,777

Total Due to Related Parties	$ 952,100	$ 740,092	$ 880,775

  Item 8 Financial Information

  Audited Consolidated Financial Statements for March 31, 2006, together with the report of the auditors are attached at the end of this filing. The Consolidated Balance Sheets provide a two year comparison, all other statements provide three year comparative statements.

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

  In July 2006 the trustee acting in the proposal of the Company filed a certificate with the Supreme Court of British Columbia that certified that the Company had fully performed its obligations required under the proposal. At the same time, the trustee acting in the proposal of Biotech Laboratories Inc. filed a notice of default with the Supreme Court of British Columbia stating that the creditors could take proceedings to place Biotech Laboratories Inc. in bankruptcy at their own expense.

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

  Significant Changes

  There have been no significant changes to the Company^s operations since March 31, 2006.

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

  On December 6, 2005 it was announced that trading in the Company^s shares was halted on the TSX Venture Exchange pending the appointment of two independent directors to the Company^s board of directors satisfactory to the Exchange, including possessing the requisite degree of positive public company experience.

  On February 2, 2006 it was announced that the TSX Venture Exchange had upgraded its halt trading announced in December to a suspension of trading in the Company^s shares on the Exchange. The Company had presented one directorial candidate who was accepted by the Exchange. (Subsequent to March 31, 2006, the Exchange accepted a second directorial candidate.)

  On August 30, 2006, the Company shares resumed trading on the TSX Venture Exchange.

  The following summarizes the high and low prices and the combined trading volume of the Company^s common shares on the TSX Venture Exchange prior to the trading halt and the period from August 30 to September 22, 2006.
Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Monthly Data (last six months)
July 2005	0.42	0.29	1,165,600
August 2005	0.42	0.19	3,113,700
September 2005	0.29	0.23	727,600
October 2005	0.27	0.20	1,200,800
November 2005	0.24	0.11	5,319,900
To December 5, 2005	0.20	0.16	528,500
August 30 to September 22, 2006	0.13	0.07	1,304,607

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Quarterly Data
June 30, 2006			Halted
March 31, 2006			Halted
December 31, 2005	0.27	0.11	7,049,200
September 30, 2005	0.42	0.19	5,006,900
June 30, 2005	0.59	0.38	3,940,550
March 31, 2005	0.68	0.35	3,759,600
December 31, 2004	0.75	0.45	4,623,700
September 30, 2004	0.79	0.45	4,692,600
June 30, 2004	1.23	0.54	17,739,700

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Past 5 Years Annual Data
Year ended March 31,
2006	0.42	.011	12,056,100
2005	1.23	0.35	30,815,600
2004	1.03	0.04	48,052,010
2003	0.14	0.02	14,685,088
2002	0.46	0.04	11,513,753
2001	0.90	0.22	4,686,401

  The following summarizes the high, low and closing prices of the Company^s common shares on the NASD - OTC-BB:

  Monthly Data (last six months):
Date	High (US$)	Low (US$)	Close (US$)

July 2006	0.08	0.04	0.05
June 2006	0.10	0.06	0.07
May 2006	0.09	0.06	0.09
April 2006	0.11	0.06	0.08
March 2006	0.14	0.08	0.10
February 2006	0.15	0.11	0.11

  Quarterly Data:
Date Range	High (US$)	Low (US$)	Close (US$)
April - June 2006	0.11	0.04	0.07
January - Mar. 2006	0.15	0.08	0.10
October - Dec. 2005	0.22	0.08	0.10
July - Sept. 2005	0.33	0.20	0.21
April - June 2005	0.48	0.29	0.32
January - Mar. 2005	0.55	0.29	0.37
October - Dec. 2004	0.64	0.36	0.50
July - Sept. 2004	0.61	0.34	0.470

  On August 23, 2006, 92,229,512 Common Shares and 13,806,907 Series I Convertible Preferred Shares were outstanding.

  There have been no significant trading suspensions on the OTC-BB in the past three years. However, as mentioned previously, on December 6, 2005 it was announced that trading in the Company^s shares was halted on the TSX Venture Exchange pending the appointment of two independent directors to the Company^s board of directors satisfactory to the Exchange, including possessing the requisite degree of positive public company experience.

  On February 2, 2006 it was announced that the TSX Venture Exchange had upgraded its halt trading announced in December to a suspension of trading in the Company^s shares on the Exchange. The Company had presented one directorial candidate who was accepted by the Exchange. (Subsequent to March 31, 2006, the Exchange accepted a second directorial candidate.)

  On August 30, 2006, the Company shares resumed trading on the TSX Venture Exchange.

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

  Item 15 [Reserved]

  Not applicable.

  Item 16 [Reserved]

  Not applicable.

  CONTROLS AND PROCEDURES

  As of March 31, 2006, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC^s rules and forms. Our management necessarily applied its judgement in assessing the costs and benefits of those controls and procedures, which by their nature can provide only reasonable assurance regarding management^s control objectives.

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

  The Consolidated Financial Statements are filed as part of this registration statement.

  Financial Statements

  The following financial statements are attached to and form part of this Annual Report:
Consolidated Financial Statements of the Company	Page(s)

Report of Independent Registered Chartered Accountants	50

Comments by Independent Registered Chartered Accountants for U.S. Readers
on Canada-United States of America Reporting Differences	51

Consolidated Balance Sheets as of 31 March 2006 and 2005	52

Consolidated Statements of Operations for the fiscal years ended March 31, 2006, 2005
and 2003	53

Consolidated Statement of Changes in Shareholders^ Deficiency for the fiscal years
ended March 31, 2006, 2005 and 2004	54

Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2006, 2005
and 2004	55

Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements	56 - 80

  All financial statement schedules described in Regulation S-X are omitted because the information is not required, is not material or is otherwise included in the consolidated financial statements or the related notes thereto.

  Item 19 Exhibits

  No Exhibits are attached to this filing

  CERTIFICATION required by Rule 13a-14(b) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)
  (17 CFR 240.15d-14(a)) under the Securities and Exchange Act of 1934, as amended

  I, Robert B. Rieveley, the President and Chief Executive Officer of Biotech Holdings Ltd., certify that:

  (1)   I have reviewed this Annual Report ("report") on Form 20-F for the fiscal year ended March 31, 2006 of Biotech Holdings Ltd. (the "Company")

  (2)  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  (3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

  (4)  The company^s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

  (a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c)  Evaluated the effectiveness of the company^s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by his report based on such evaluation; and

  (d)  Disclosed in this report any change in the company^s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company^s internal control over financial reporting; and

  (5)  The company^s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company^s auditors and the audit committee of the company^s board of directors (or persons performing the equivalent functions):

  (a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company^s ability to record, process, summarize and report financial information; and

  (b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the company^s internal control over financial reporting.

  Date: 22 September, 2006

  /s/ Robert B. Rieveley

  Robert B. Rieveley,

  President and Chief Executive Officer

  CERTIFICATION required by Rule 13a-14(b) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)
  (17 CFR 240.15d-14(a)) under the Securities and Exchange Act of 1934, as amended

  I, Lorne D. Brown, the Chief Financial Officer of Biotech Holdings Ltd., certify that:

  (1)  I have reviewed this Annual Report ("report")on Form 20-F for the fiscal year ended March 31, 2006 of Biotech Holdings Ltd. (the "Company")

  (2)  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  (3)  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

  (4)  The company^s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

  (a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c)  Evaluated the effectiveness of the company^s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by his report based on such evaluation; and

  (d)  Disclosed in this report any change in the company^s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company^s internal control over financial reporting; and

  (5)  The company^s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company^s auditors and the audit committee of the company^s board of directors (or persons performing the equivalent functions):

  (a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company^s ability to record, process, summarize and report financial information; and

  (b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the company^s internal control over financial reporting.

  Date: 22 September, 2006

  /s/ Lorne D. Brown

  Lorne D. Brown,

  Chief Financial Officer

  CERTIFICATION PURSUANT TO
  18 U.S.C. Section 1350 as adopted pursuant to Section 906
  Of the Sarbanes-Oxley Act of 2002

  In connection with the Annual Report of Biotech Holdings Ltd. (the "Company") on Form 20-F for the year ended March 31, 2006, as filed with the Securities Exchange Commission on the date hereof (the "REPORT"), I, Robert B. Rieveley, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

  (1)  The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2)  The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

  Dated: September __22___, 2006

  /s/ Robert B. Rieveley

  ______________________________________

  Robert B. Rieveley, President and C.E.O.

  CERTIFICATION PURSUANT TO
  18 U.S.C. Section 1350 as adopted pursuant to Section 906
  Of the Sarbanes-Oxley Act of 2002

  In connection with the Annual Report of Biotech Holdings Ltd. (the "Company") on Form 20-F for the year ended March 31, 2006, as filed with the Securities Exchange Commission on the date hereof (the "REPORT"), I, Lorne D. Brown, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

  (1)  The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2)  The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

  Dated: September _22__, 2006

  /s/ Lorne D. Brown

  ______________________________________

  Lorne D. Brown, C.F.O.

  SIGNATURES

  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

  Date _22 September, 2006

  Biotech Holdings Ltd.

  /s/ Robert B. Rieveley

  __________________________

  Robert B. Rieveley, President

  and Chief Executive Officer

  Biotech Holdings Ltd.

  Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  For the years ended March 31, 2006 and 2005

  Biotech Holdings Ltd.

  Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  For the years ended March 31, 2006 and 2005

  Contents

  Report of Independent Registered Chartered Accountants                                                3

  Comments by Independent Registered Chartered Accountants for U.S. Readers

  On Canada-United States of America Reporting Differences                                             4

  Consolidated Financial Statements

  Balance Sheets                                                                                                              5

  Statements of Operations                                                                                                6

  Statement of Changes in Shareholders^ (Deficiency)                                                          7

  Statements of Cash Flows                                                                                              8

  Summary of Significant Accounting Policies                                                              9 - 13

  Notes to the Financial Statements                                                                          14 - 33

  Report of Independent Registered Chartered Accountants

  To the Shareholders of

  Biotech Holdings Ltd.

  We have audited the Consolidated Balance Sheets of Biotech Holdings Ltd. as at March 31, 2006 and 2005 and the Consolidated Statements of Operations, Changes in Shareholders^ (Deficiency) and Cash Flows for each of the years in the three year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company^s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2006 in accordance with Canadian generally accepted accounting principles.

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

  /s/ STS Partners LLP Chartered Accountants

  STS Partners LLP

  Independent Registered Chartered Accountants

  Vancouver, British Columbia, Canada
  July 27, 2006

  Comments by Independent Registered Chartered Accountants for U.S. Readers On Canada-United States of America Reporting Differences

  To the Shareholders of

  Biotech Holdings Ltd.

  The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company^s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated July 27, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the Report of Independent Registered Chartered Accountants when these are adequately disclosed in the financial statements.

  /s/ STS Partners LLP Chartered Accountants

  STS Partners LLP

  Independent Registered Chartered Accountants

  Vancouver, British Columbia, Canada
  July 27, 2006

  Biotech Holdings Ltd.

  Consolidated Balance Sheets

  (Expressed in Canadian Dollars)

March 31	2006	2005

Assets
Current
Cash and cash equivalents	$ 68,279	$ 440,604
Accounts receivable - net	52,214	6,892
Advances - net (Note 2)	75,000	82,425
Inventory	49,647	38,852

	245,140	568,773
Property and equipment
Continuing operations (Note 3)	128,492	141,098
Held for resale (Notes 3 and 14)	1	33,506

Technology interests (Note 4)	421,937	1,015,027

	$ 795,570	$ 1,759,027

Liabilities and Shareholders^ (Deficiency)
Liabilities

Current
Accounts payable and accrued liabilities (Notes 13 and17)	$ 1,376,626	$ 1,472,776
Due to related parties (Note 6)	952,100	740,092

	2,328,726	2,212,868

Notes payable (Note 7)	224,343	224,343

	2,553,069	2,437,211
Shareholders^ (deficiency)
Share capital (Note 8) - common voting shares	25,733,318	25,089,637
- convertible preferred shares	1,380,691	1,380,691
Contributed surplus	723,935	510,286
Deficit	(29,595,443)	(27,658,798)

	(1,757,499)	(678,184)

	$ 795,570	$ 1,759,027

  Commitments and contractual agreements(Note 12); Contingency (Note 13);
  Subsequent events (Note 19)

  Approved by the Board: /s/ Robert Rieveley Director /s/ Gale Belding Director

  The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

  Biotech Holdings Ltd.

  Consolidated Statements of Operations

  (Expressed in Canadian Dollars)
For the years ended March 31	2006	2005	2004

Sales	$ 482,840	$ -	$ -

Cost of sales	129,287	-	-

Gross profit	353,553	-	-

Expenses
General, administrative and selling	658,529	438,704	457,651
Amortization	610,112	612,430	610,206
Product marketing costs	571,985	-	-
Stock-based compensation	283,544	386,504	71,181
Professional fees	64,728	41,528	61,082
Interest- current debt and other	60,796	71,005	202,459
Foreign exchange	60,101	-	-
Office rent, utilities and maintenance	56,627	92,438	50,882
Plant set-up costs	-	112,519	7,208

	2,366,422	1,755,128	1,460,669

Loss from continuing operations	(2,012,869)	(1,755,128)	(1,460,669)

Gain from settlement of debt and restructuring	63,000	240,161	78,560

Loss from discontinued operations
- gain from sale of equipment	13,224	-	-
- results of operations (Note 16)	-	-	(54,515)
- write-down of assets	-	(1,104)	(870,327)

Net loss for the year	$ (1,936,645)	$ (1,516,071)	$ (2,306,951)

Basic and diluted loss per common share

From continuing operations	$ (0.02)	$ (0.02)	$ (0.02)

From discontinued operations	(0.00)	(0.00)	(0.01)

Net loss for the year	$ (0.02)	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding	91,829,966	88,691,806	77,523,091

  The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

  Biotech Holdings Ltd.

  Consolidated Statement of Changes in Shareholders^ (Deficiency)

  (Expressed in Canadian Dollars)
For the years ended March 31, 2006, 2005 and 2004
		Share	Capital
		Convertible		Convertible			Total
	Common	Preferred	Common	Preferred	Contributed		Shareholders^
	Shares	Shares	Shares	Shares	Surplus	Deficit	(Deficiency)

	Number	Number	Amount	Amount
Balance, March 31, 2003	73,928,130	-	$ 21,869,798	$ -	$ 90,816	$ (23,835,776)	$ (1,875,162)
Common shares issued:
For cash -
by private placement	1,397,592	-	325,828	-	-	-	325,828
by stock options exercised	1,681,500	-	213,110	-	-	-	213,110
by warrants exercised	561,798	-	78,652	-	-	-	78,652
For debt settlement -
by private placement	973,199	-	206,387	-	-	-	206,387
by warrants exercised	9,000,000	-	1,350,000	-	-	-	1,350,000
Convertible preferred shares issued:
For debt settlement -
by warrants exercised	-	13,806,907	-	1,380,691	-	-	1,380,691
Stock-based compensation	-	-	-	-	71,181	-	71,181
Net loss	-	-	-	-	-	(2,306,951)	(2,306,951)
Balance, March 31, 2004	87,542,219	13,806,907	24,043,775	1,380,691	161,997	(26,142,727)	(556,264)
Common shares issued:
For cash -
by private placement	1,528,480	-	764,240	-	-	-	764,240
by stock options exercised	952,500	-	201,740	-	-	-	201,740
by warrants exercised	111,111	-	41,667	-	-	-	41,667
Stock-based compensation	-	-	-	-	386,504	-	386,504
Options exercised for which stock-based compensation
has been recorded	-	-	38,215	-	(38,215)	-	-
Net loss	-	-	-	-	-	(1,516,071)	(1,516,071)
Balance, March 31, 2005	90,134,310	13,806,907	25,089,637	1,380,691	510,286	(27,658,798)	(678,184)
Common shares issued:
For cash -
by private placement	2,020,202	-	621,181	-	-	-	621,181
by stock options exercised	75,000	-	17,250	-	-	-	17,250
Stock-based compensation	-	-	-	-	283,544	-	283,544
Private placement finders fee	-	-	-	-	(64,645)	-	(64,645)
Options exercised for which stock-based compensation
has been recorded	-	-	5,250	-	(5,250)	-	-
Net loss	-	-	-	-	-	(1,936,645)	(1,936,645)
Balance, March 31, 2006	92,229,512	13,806,907	$25,733,318	$ 1,380,691	$ 723,935	$ (29,595,443)	$ (1,757,499)

  The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

  Biotech Holdings Ltd.

  Consolidated Statements of Cash Flows

  (Expressed in Canadian Dollars)

For the years ended March 31	2006	2005	2004

Cash provided by (used in):
Operating activities
Net loss from continuing operations	$ (2,012,869)	$(1,755,128)	$ (1,460,669)
Items not involving cash:
Amortization	610,112	612,430	610,206
Stock-based compensation	283,544	386,504	71,181
Changes in non-cash operating working capital items (Note 9)	130,166	(208,552)	496,571
Net cash (used in) operating activities from
continuing operations	(989,047)	(964,746)	(282,711)
Cash flows from discontinued operations	-	-	57,708

	(989,047)	(964,746)	(225,003)
Financing activities
(Increase) in due from related parties	-	-	(21,036)
(Decrease) in due to related parties	-	-	(31,703)
Private placement finders fee paid	(64,645)	-	-
Issuance of common shares	638,431	1,007,647	617,590

	573,786	1,007,647	564,851
Investing activities
Purchase of property and equipment	(3,794)	(5,422)	(34,091)
Proceeds on disposal of property and equipment held for resale	46,730	26,494	53,263

	42,936	21,072	19,172

Increase (Decrease) in cash and cash equivalents	(372,325)	63,973	359,020
Cash and cash equivalents, beginning of year	440,604	376,631	17,611

Cash and cash equivalents, end of year	$ 68,279	$ 440,604	$ 376,631

Cash and cash equivalents are comprised of: Cash Short-term investments	$ 68,279 -	$ 179,621 260,983	$ 176,631 200,000
	$ 68,279	$ 440,604	$ 376,631
Supplemental disclosure of cash flow information and non-cash transactions (Note 9)

  The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

  Biotech Holdings Ltd.

  Summary of Significant Accounting Policies

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in these circumstances conform in all material respects with United States generally accepted principles ("US GAAP") except as described in Note 18.

  Basis of Consolidation

  These consolidated financial statements include the accounts of Biotech Holdings Ltd. ("Biotech") (the "Company") and its subsidiaries: 401718 B.C. Ltd. (formerly Biotech Holdings Inc.) ("Holdings"), Biotech Laboratories Inc. ("Laboratories"), 314202 B.C. Ltd. ("314202"), Biotech Pharmaceutical Ltd., Echo Health & Beauty Ltd. ("Echo"), Volque Pharmaceutical Company Ltd. ("Volque"), and 75% of Smith Rothe Pharmaceutical, Inc. ("Smith Rothe"). The Mexican operating company, Pharmaroth Latin America S.A. de C.V., is owned by Smith Rothe. Smith Rothe has been granted an exclusive license to sub-contract the manufacture and marketing of the Company^s Type II diabetes drug known variously as DIAB II, Sucanon and Glucanin make claims and to use all patent rights in countries outside Oriental Asia. The 25% non-controlling interest of Smith Rothe is held by a company that is controlled by a Director of Biotech. All significant intercompany transactions and balances have been eliminated on consolidation.

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

  Biotech Holdings Ltd.

  Summary of Significant Accounting Policies

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  Property and Equipment

  Property and equipment are recorded at cost less any impairment losses recognized in accordance with the policy for impairment of long-lived assets as set out below.

  Amortization of property and equipment used in continuing operations is provided over the estimated useful lives of the assets using the following bases and annual rates:

  Furniture and fixtures  - 10% declining-balance basis

  Laboratory equipment  - 10% declining-balance basis

  Production equipment  - 10% declining-balance basis

  Computer equipment   - 30% declining-balance basis

  No amortization is provided for property and equipment held for resale.

  The Company reviews the carrying value of its property and equipment on a regular basis and where these carrying values are estimated to exceed the net receivable recoverable amounts, provision is made for these decreases in value.

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

  Product Marketing Costs

  Product marketing costs of $571,985 were expensed in the year (2005 - $Nil and 2004 - $Nil).

  Biotech Holdings Ltd.

  Summary of Significant Accounting Policies

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

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

  Exchange rates between the United States dollar and the Canadian dollar for the years reported in these financial statements are as follows:

	2006	2005	2004

Average for year^s end	$ 1.1676	$ 1.2787	$ 1.3532

As at end of year	$ 1.1943	$ 1.2173	$ 1.3081

  Exchange rates between the Mexican peso and the Canadian dollar for the years reported in these financial statements are as follows:

	2006	2005

Average for year^s end	$ 0.1112	$ 0.1130

As at end of year	$ 0.1068	$ 0.1086

  Technology Interests

  Technology interests are stated at amortized cost less any impairment losses recognized in accordance with the policy for impairment of long-lived assets as set out below. The Company evaluates the recoverability of these interests when facts and circumstances suggest the asset could be impaired. Amortization of technology interests is being recorded on a straight-line basis over the shorter of the estimated useful lives or ten years.

  Biotech Holdings Ltd.

  Summary of Significant Accounting Policies

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  Impairment of Long-Lived Assets

  Property and equipment and other long-lived assets are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset to be held and used with the sum of undiscounted cash flows expected from its use and disposal. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year.

  Loss Per Share

  Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 5,963,682 (2005 - 7,095,146) were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

  Undeclared 8% cumulative dividends on convertible preferred shares, aggregating $288,810 to March 31, 2006, have no significant effect on loss per share calculations

  Fair Value of Financial Instruments

  Financial instruments include cash and cash equivalents, accounts receivable, advances, accounts payable and accrued liabilities and amounts due to related parties. Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise stated, the respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short-term in nature or they are receivable or payable on demand. The fair values of the amounts due to related parties and notes payable were not practicable to determine. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

  Biotech Holdings Ltd.

  Summary of Significant Accounting Policies

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

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

  Change in Accounting Policy

  Effective April 1, 2004, the Company adopted the new Canadian accounting standard for stock-based compensation to employees, officers and directors on a retroactive basis without restatement of prior years. This change resulted in an increase to accumulated deficit of $nil, and an increase to share capital and contributed surplus of $nil. The effect on the current year^s financial statements was an increase of $nil (2005: $102,604) to net loss and a corresponding increase to contributed surplus.

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

  March 31, 2006 and 2005

  1. Nature of Business and Ability to Continue Operations

  The Company^s business focus is on developing the distribution of the Company^s Type II diabetes drug known variously as DIAB II, Sucanon and Glucanin, particularly in Mexico and Latin America. The operations of the Company are not subject to any seasonal or cyclical factors

  These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $29,595,443 and a Shareholders^ Deficiency of $1,757,499 at March 31, 2006. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

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

  2. Advances
	2006	2005

Advances to marketing company	$ 75,000	$ 82,425
	$ 75,000	$ 82,425

  Advances are expenditures incurred by the Company on behalf of its non-related Mexican marketing company. The advances are recoverable pursuant to contractual obligations (Note 12 (a))

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  3.  Property and Equipment

  a) Continuing Operations
2006	Cost	Accumulated Amortization	Net Book Value
Production equipment Laboratory equipment Furniture and fixtures Computer equipment	$ 46,779 240,627 6,000 118,176 $ 411,582	$ 8,888 161,744 1,626 110,832 $ 283,090	$ 37,891 78,883 4,374 ,344 $ 128,492
2005	Cost	Accumulated Amortization	Net Book Value
Production equipment Laboratory equipment Furniture and fixtures Computer equipment	$ 46,779 236,835 6,000 118,176 $ 407,790	$ 4,678 153,190 1,140 107,684 $ 266,692	$ 42,101 83,645 4,860 10,492 $ 141,098

  b) Held for Resale
2006	Cost	Accumulated Amortization	Net Book Value
Production equipment	$ 1,063,936	$ 1,063,935	$ 1
2005	Cost	Accumulated Amortization	Net Book Value
Production equipment	$ 1,097,441	$ 1,063,935	$ 33,506

  During the year ended March 31, 2006, amortization expense for the continuing operations was $16,398 (2005: $18,350, and 2004: $8,110) and $Nil (2005: $Nil, and 2004: $Nil) for property and equipment held for resale.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  4. Technology Interests
2006	Cost	Accumulated Amortization	Net Book Value
	$ 4,461,282	$ 4,039,345	$ 421,937

2005	Cost	Accumulated Amortization	Net Book Value
	$ 4,461,282	$ 3,445,632	$ 1,015,650

  During the year ended March 31, 2006, amortization expense for technology interests was $593,713 (2005: $593,713, and 2004: $593,713).

  5. Deferred Costs

  During the year ended March 31, 2006, amortization expense for deferred costs was $Nil (2005: $368, and 2004: $8,383) and the balance of $1,104 was written off in 2005.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  6. Due to Related Parties
		2006	2005
a)	Unsecured

  (i) Notes payable to RCAR Investment Ltd., a company controlled by the Company^s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During 2006 $20,466 (2005 -$18,950, 2004 - $17,547) in interest was accrued.

		$ 276,295	$ 255,829
	(ii) Amounts payable to a Director are unsecured, payable on demand and bear no interest.	20,422	25,499
	(iii) Amounts payable to companies controlled by a Director are unsecured, payable on demand and bear no interest.	12,757	7,598
		309,474	288,926

b)	Secured
	Notes payable bearing interest at the rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.
	During the year ended March 31, 2006, the notes were increased by advances of $37,000 (2005: $1,100) and were reduced by $Nil (2005-$200,000) paid directly to the lender.
	were increased by advances of $37,000 (2005: $1,100) and were reduced by $Nil (2005-$200,000) paid directly to the lender.
	During the year, interest expense of $36,300 was accrued (2005: $44,289; 2004: $159,572)	524,466	451,166
	Amounts advanced by a company controlled by a Director secured by a general security agreement, non-interest bearing and payable on demand.	118,160	-
		642,626	451,166
	Total	$ 952,100	$ 740,092

  The fair value of these notes was not practicable to determine.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  7. Notes Payable - long term

  These amounts are unsecured, non-interest bearing and repayable only from a pro-rata share of profits commencing January 26, 2001. Payments will be limited to the principal amounts of the notes outstanding and no principal repayments are anticipated in 2007. The fair value of these notes was not practicable to determine.

$ 224,343	$ 224,343

  8. Share Capital

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

  a)  Private Placements of Common Shares

  During the year ended March 31, 2006, the Company completed with related party investors ("the Investors") a private placement of 2,020,202 common shares for gross proceeds of $621,181 cash (net proceeds of $556,536 after a finders fee of $64,645). The Investors also received 2,020,202 warrants to acquire common shares at $ 0.40 per share, expiring on October 6, 2006.

  In November 2005, the Company agreed to a private placement with a related party. The private placement was subject to the approval of the TSX Venture Exchange and was for the purchase of 984,666 common shares at $0.12 per share. The purchase includes warrants to purchase 984,666 common shares at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at March 31, 2006 the shares were not issued and the amount received has been included in amounts due to related parties. The shares are expected to be issued upon the resumption of trading of the Company^s shares on the TSX Venture Exchange.

  During the year ended March 31, 2005, the Company completed with both third party and related party investors ("the Investors") a $764,240 private placement of 1,528,480 common shares for cash. The allocation between related and third party investors was 480,000 common shares for the related parties and 1,048,480 common shares for third parties. The Investors also received 1,528,480 warrants to acquire common shares at $ 0.55 per share, expiring on December 16, 2006.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  8. Share Capital (continued)

  b) Warrants to Purchase Common Shares

  The following table summarizes the number of fully exercisable common share warrants outstanding and the exercise price thereof:
	2006	2005	2004

Outstanding, beginning of year	3,244,146	1,826,777	9,561,798
Issued at $0.375 per share
expiring January 27, 2006	-	-	1,826,777
Issued at $0.400 per share
expiring October 6, 2006	2,020,202	-	-
Issued at $0.55 per share
expiring December 16, 2006	-	1,528,480	-
Expired January 27, 2006 $0.375	(1,715,666)	-	-
Exercised $0.375	-	(111,111)
Exercised $0.14	-	-	(561,798)
Exercised $0.16	-	-	(4,000,000)
Exercised $0.17	-	-	(3,000,000)
Exercised $0.10	-	-	(2,000,000)
Outstanding, end of year	3,548,682	3,244,146	1,826,777

  Outstanding warrants to purchase common shares at March 31, 2006 were as follows:
Exercise Price	Number	Expiry
$0.400	2,020,202	October 6, 2006
$0.550	1,528,480	December 16, 2006
	3,548,682

  c)   Stock Options - Common Shares

  In August 2002, the Exchange amended its policies in respect of incentive stock options such that all issuers, other than capital pool corporations, are required to have stock option plans and approve them annually. On September 30, 2004 the directors of Biotech Holdings Ltd. adopted a revised "rolling" Stock Option Plan for its directors, officers and key employees and it was approved by shareholders at the Annual General Meeting. On July 25, 2005 the Board of Directors approved a "fixed" Stock Option Plan which limits the number of options to be granted. At this Annual General Meeting held on September 30, 2005, the shareholders approved the revised "fixed" Stock Option Plan (the "Plan"). The highlights of the Plan is as follows:

  (i)  The maximum number of options granted in any one year is fixed at 8,803,571;

  (ii)  No one person may hold options of no more than 5% of the issued and outstanding Shares;

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  8. Share Capital (continued)

  c) Stock Options - Common Shares (continued)

  (iii)  Options granted under the plan may be exercised for a term of up to five years from the date of grant;

  (iv)  Shares issued on exercise of the stock options are payable in full on exercise, and;

  (v)   Under the Plan, a stock option is non-assignable and terminates the day the Optionee ceases to be a director, officer or employee of the Corporation or for any reason other than death of the Optionee, in which case the stock option terminates ninety (90) days after the death of the Optionee..

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  8. Share Capital (continued)

     c) Stock Options - Common Shares (cont^d)

  The following table summarizes the number of shares under option and the exercise price thereof:

	2006	2005	2004
Balance, beginning of year	3,851,000	2,723,500	3,455,000
Granted (per share)
$0.14 (expiring Dec 15, 2005)	-	-	800,000
$0.23 (expiring May 3, 2005)	-	-	300,000
$0.25 (expiring January 2, 2006)	-	-	1,350,000
$0.54 (expiring August 11, 2006)	-	75,000	-
$0.66 (expiring August 26, 2006)	-	150,000	-
$0.55 (expiring March 24, 2006)	-	545,000	-
$0.55 (expiring March 24, 2007)	-	770,000	-
$0.55 (expiring March 24, 2008)	-	1,290,000	-
$0.135 (expiring Feb. 22, 2008)	300,000	-	-
Exercised in year (per share)
$0.12 (expiring May 21, 2004)	-	(90,000)	(1,115,000)
$0.14 (expiring Dec. 15, 2005)	-	(183,500)	(566,500)
$0.23 (expiring May 3, 2005)	(75,000)	(225,000)	-
$0.25 (expiring January 2, 2006)	-	(454,000)	-
Expired (per share) $0.88	-	(750,000)	(750,000)
Expired (per share) $0.45	-	-	(100,000)
Expired (per share) $0.32	-	-	(600,000)
Expired (per share) $0.55	(495,000)	-	-
Expired (per share) $0.25	(896,000)	-	-
Expired (per share) $0.14	(50,000)	-	-
Cancelled (per share) $0.88	-	-	(50,000)
Cancelled (per share) $0.55	(220,000)	-	-
Balance, end of year	2,415,000	3,851,000	2,723,500
Exercisable, end of year	225,000	1,096,000	2,723,500
Weighted average exercise price	$ 0.50	$0.47	$ 0.41

  Using the fair value method to value stock options, $321,496 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company^s share price of 100% (2005 - 100%; 2004 - 100%) and a weighted average risk free rate of 3.03% (2005 - 3.03%; 2004 - 1.95%).

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  8. Share Capital (continued)

  c) Stock Options - Common Shares (cont^d)

  Stock options outstanding at March 31, 2006 were as follows:

Exercise Price	Number	Expiry
$0.54	75,000	August 11, 2006
$0.66	150,000	August 26, 2006
$0.55	700,000	March 24, 2007
$0.135	300,000	February 22, 2008
$0.55	1,190,000	March 24, 2008
	2,415,000

  Convertible Preferred Shares and Warrants to Purchase Preferred Shares

  At March 31, 2006 and 2005, 13,806,907 convertible preferred shares were outstanding from the exercise of preferred share warrants during 2004. No cash dividend had been declared to date. However, the 8% per annum dividend on these shares for the year ended March 31, 2006 would have amounted to $110,455 (2005: $110,455; 2004: $67,900). The cumulative effect to March 31, 2006 of the dividend at 8% per annum from date of issuance would have amounted to $288,810. This would have an insignificant effect on net loss or on basic and diluted loss per share.

  The following table summarizes the Company^s preferred share warrants outstanding at March 31, 2006, 2005 and 2004, and the changes for the years then ended:
	Exercise
	Price	2006	2005	2004
Balance outstanding,
Beginning of year	$ 0.21	-	-	5,700,000
	$ 0.10	-	-	13,806,907
		-	-	19,506,907
Exercised	$ 0.10	-	-	(13,806,907)
Expired	$ 0.21	-	-	(5,700,000)
Balance outstanding and Exercisable, end of year		-	-	-

         No preferred share purchase warrants were outstanding or exercisable as of March 31, 2006.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  9. Supplemental Disclosure of Cash Flow Information and Non-Cash Transactions

  a) Changes in non-cash operating working capital items:

	For the years ended March 31
	2006	2005	2004

Accounts receivable	$ (45,322)	$ -	$ -
Advances	7,425	(70,033)	(9,794)
Inventory	(10,795)	(38,852)	-
Deposits and prepaid expenses	-	11,450	(11,450)
Due from related parties	-	-	215,775
Accounts payable and accrued liabilities	(33,150)	29,566	42,133
Due to related parties	212,008	(140,683)	407,907
Loan payable	-	-	(148,000)
	$ (130,166)	$ (208,552)	$ 496,571

  b) Other Supplemental Information

	For the years ended March 31
	2006	2005	2004

Interest paid	$ -	$ -	$ 9,555

Non-cash financing and investing activities:

Issuance (reversal) of preferred shares through the exercising of preferred share warrants for settlement of debt due to related parties	-	(1,380,691)	1,380,691
Issuance of common shares on settlement of accounts payable	-	-	15,000
Promissory notes payable	-	-	91,837
Due to related party debt (Note 5)	-	-	100,000
Issuance of common shares through the exercising of common share warrants for settlement of debt due to related parties	-	-	1,350,000

  As of March 31, 2006, cash of $68,279 included cash on deposit at a Mexican financial institution of $28,548, denominated in $9,063 US and $168,277 Mexican pesos.

  No income taxes were paid and no interest was received in any of the periods presented.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  10. Related Party Transactions

  Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties not disclosed elsewhere include:
	2006	2005	2004

Management fees paid to an officer/director	$ 144,000	$ 144,000	$ 144,000
Salaries and benefits paid to officers and directors	172,976	127,032	125,368
Interest accrued on Notes Payable (Note 6)	56,766	63,239	117,119
Rent and services paid to companies controlled by directors	86,216	98,795	36,860
Net sales to (returns from) a company controlled by a director	-	-	(65,135)
Purchase of equipment from a significant Shareholder	-	-	13,438

  11. Income Taxes

  The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates for fiscal years ended as follows:
	2006	2005	2004

Provision (benefit) at Canadian statutory rate	$ (331,000)	$ (632,000)	$ (555,000)
Stock-based compensation	102,000	139,000	27,000
Effect of changes in effective tax rates	-	31,000	246,000
Expiry of loss carry forwards	396,000	543,000	515,000
Permanent differences and other	65,000	3,000	35,000
(Decrease) increase in valuation allowance	(232,000)	(84,000)	(268,000)
	$ -	$ -	$ -

  The tax effects of temporary differences that give rise to significant components of the Company^s future income tax assets at March 31, are as follows:
	2006	2005

Tax loss carry forwards	$ 3,952,000	$ 4,232,000
Property and equipment	617,000	569,000
Technology interests	1,240,000	1,240,000
Deferred costs	256,000	256,000
Valuation allowance	(6,065,000)	(6,297,000)
Net future tax asset	$ -	$ -

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  11. Income Taxes (continued)

  The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management^s judgment about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

  The Company has non-capital losses carry forward available to reduce future taxable income. These losses expire as follows:

2007 2008 2009 2010 2011 2015 2016	$ 1,767,364 2,014,621 1,993,713 1,378,313 2,367,554 1,149,702 308,610 $ 10,979,877

  No benefit (if any) of these tax losses has been recorded in these financial statements.

  12. Commitments and Contractual Agreements

  a) In May, 2004, the Company entered into a 5 year agreement with a marketing company in Mexico for the sale of Sucanon in Mexico. The agreement, among other items, grants the marketing company the exclusive rights to sell Sucanon in Mexico, specifies the price at which the Company will sell Sucanon to the marketing company, establishes a maximum retail price and minimum monthly sales levels and sets out the terms of repayment for amounts advanced for advertising by the Company. The agreement has a 5 year renewal clause. Upon any breach of the terms specified in the agreement, the Company has the option to terminate the agreement.

  b) In November 2004, the Company entered into an agreement with a Mexican manufacturing company for the production of Sucanon. The agreement specifies that the Company will provide the manufacturer with pre-mix and the manufacturer will tablet the product within production specifications and package Sucanon for a per package price as specified in the agreement.

  c) The Company pays rent on a month-to-month basis.

  d) During the year ended March 31, 2002, the Company entered into a world-wide patent licensing agreement with the President of the Company regarding the use of DIAB II (also known under the trademarks Sucanon and Glucanin) as a combination therapy. Combination therapies as defined in the agreement include those therapies for Type II Diabetes in which DIAB II is combined with or used together with other Type II Diabetes drugs. This agreement would require payment by the Company, to the President, of 25% of such royalty revenue received by the Company, either from licensing such combinations to third parties or from the Company itself producing such a combination. The payment of this royalty for combination therapy use was determined by agreement between outside directors and the President. This agreement will have no impact on revenues received by the Company on sales of DIAB II as a monotherapy, and, in the opinion of the management, this agreement is not anticipated to have a significant impact on expected total revenues.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  13. Contingency

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

  14. Segmented Information

  The Company^s personal healthcare product business was operated in Canada and the United States but was discontinued. The Company currently operates in one business segment, being the development and distribution of its Type II diabetes drug.

  Sales (returns) by geographic region are summarized as follows:
	For the years ended March 31
	2006	2005	2004

Canada (discontinued operations)	$ -	$ -	$ 163,417
U.S.A. (discontinued operations)	-	-	(65,135)
Mexico	482,840	-	-
	$ 482,840	$ -	$ 98,282

  Property and equipment by geographic region as of March 31, are summarized as follows:

	2006	2005

Canada (continuing operations)	$ 128,492	$ 141,098
Canada (held for resale)	1	33,506
	$ 128,493	$ 174,604

  Major Customers

  Current Operations

  The Company^s principal revenue will be derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug.

  All the Company^s sales are currently made to this Mexican marketing company, whose orders for product correspond to orders that they receive from their retail customers. There were no sales in 2005 or 2004.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  14. Segmented Information (continued)

  Discontinued Operations

  The Company had discontinued operations in 2004 only. One customer from the discontinued operations accounted for 66% of total sales before returns during the year ended March 31, 2004 and for Nil% of total receivable as of March 31, 2004. Revenues as a percent of total Company sales by each major customer were Overwaitea Food Group 66% of total 2004 sales. The operations were halted in December, 2003.

  15. Reclassifications

  Certain comparative figures have been reclassified to conform to the current year^s financial statement presentation.

  16. Discontinued Operations

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

  As a result of impairment of certain assets, the following were written down during the years ended March 31, 2006, 2005 and 2004:

	For the years ended March 31
	2006	2005	2004

Property and equipment	$ -	$ -	$ 870,327

	$ -	$ -	$ 870,327

  The remaining assets and liabilities of the discontinued operations at March 31, 2006 are as follows:
Current assets	$ -
Property and equipment - net book value	1

1
Less: current liabilities	(596,011)
$ (596,010)

  Revenue for the year ended March 31, 2006 from the discontinued operations was $Nil, (2005 - $Nil; 2004 - $98,282) resulting in an operating loss of $Nil (2005 - $Nil; 2004 - $54,515).

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  17. Proposal to Creditors

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

  In July 2006 the trustee acting in the proposal of the Company filed a certificate with the Supreme Court of British Columbia that certified that the Company had fully performed its obligations required under the proposal. At the same time, the trustee acting in the proposal of Biotech Laboratories Inc. filed a notice with the Supreme Court of British Columbia stating that Biotech Laboratories Inc. was in default in performing its obligations required under its proposal and its creditors could take proceedings to place Biotech Laboratories Inc. in bankruptcy at their own expense.

  On August 1, 2003, the lessee of the plant equipment (see Note 15 - Discontinued Operations, exercised its option to purchase the laboratory and production equipment of Biotech Laboratories Inc. for $1,500,000, payment to be made monthly beginning August 1, 2003 for 120 equal monthly payments of $14,421, including interest at 3% per year, calculated monthly.

  Further, on August 1, 2003, this subsidiary assigned all funds due to it under the sale of plant equipment, to a related party having a registered charge against the equipment.

  18. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles

  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, conform in all material respects with those of the United States ("US GAAP") and with the requirements of the Securities and Exchange Commission ("SEC"), except as follows:

  a) The Company had a policy of capitalizing a portion of development costs which relate to the development of proprietary formulas for the Company^s discontinued operations respecting its healthcare product line. Additionally, in prior years, the Company capitalized certain deferred costs. US GAAP would require these expenditures to be expensed in the year incurred.

  The effect of the above on total assets (per US GAAP) would be to reduce total assets at March 31, 2006 by $Nil (2005 - $1,472).

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  18. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles (continued)

  b) The Company had adopted Financial Accounting Standards Board Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 requires any gain or loss on early extinguishment of debt to be included in income from continuing operations instead of being classified as an extraordinary item. Accordingly, under US GAAP, the Company incurred in 2004 only, a loss totaling $2,640,760 on the early extinguishment of debt in continuing operations relating to preferred purchase share warrants and common shares and warrants.

  (i) During the year 2004 only, the Company had preferred share purchase warrants outstanding. Under Canadian GAAP, no accounting recognition had been given to these warrants granted to note holders. Under US GAAP, the preferred share purchase warrants would be valued in accordance with SFAS No. 123 using the Black-Scholes option pricing model with the following weighted average assumptions:
2004

Risk-free interest rate	1.26%
Dividend yield	0.00%
Volatility factor of the expected market price
Of the Company^s common shares	100%
Weighted average expected life of the options
(months)	12

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

  Accordingly, under US GAAP, loss on extinguishment of debts for restructuring of debt instrument totaling $944,093 incurred in 2004 only, would be charged to the Statement of Operations in 2004.

  (ii) During the year 2004 only the Company extinguished debt by issuance of shares and warrants. Under Canadian GAAP, no gain or loss is recorded on the extinguishment of debt for common shares and warrants issued by the Company. Under US GAAP, a gain or loss is recorded based on the difference between the net book value of the debt and the fair value of the common shares and warrants on the date of issuance. Such a gain or loss under US GAAP would be presented as loss on extinguishment of debt in the Statement of Operations. Under US GAAP, the total value of common shares and warrants, issued in 2004 only, as an extinguishment of debt was $1,696,667. The fair value of the common shares is based upon the trading price of the Company^s common shares on the issuance dates. The warrants were valued using the Black-Scholes option pricing model with the following weighted average assumptions:

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  18. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles (continued)
2004

Risk-free interest rate	1.95%
Dividend yield	0.00%
Volatility factor of the expected market price
of the Company^s common shares	100%
Weighted average expected life of the options
(months)	24

  The value of the warrants based on the Black-Scholes calculation using the above assumptions was not applicable in 2006 and 2005 as there were no issued warrants for common shares in 2006 and 2005.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  18. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles (continued)

      The impact of material differences is as follows:
	2006	2005	2004

Net loss for the year per Canadian GAAP	$ (1,936,645)	$ (1,516,071)	$ (2,306,951)
Amortization and write-off of deferred costs, net of development expenses during the year (a)	-	1,472	8,383
(Loss) on extinguishment of debt (b)	-	-	(2,640,760)
Net loss and comprehensive loss
per US GAAP	$ (1,936,645)	$ (1,514,599)	$ (4,939,328)
Loss per share in accordance with US GAAP	$ (0.02)	$ (0.02)	$ (0.06)

The impact of the above-noted differences on total shareholders^ deficiency is as follows:
	2006	2005	2004

Shareholders^ equity (deficiency) per Canadian GAAP	$ (1,756,102)	$ (678,184)	$ (556,264)
Unamortized balance of deferred costs (a)	-	(1,472)	(1,472)
Shareholders^ (capital deficit)
per US GAAP	$ (1,756,102)	$ (679,656)	$ (557,736)

  19. Subsequent Events

  a)   In June 2006, the Board of Directors replaced 896,000 stock options exercisable at $0.25 per share which expired on January 2, 2006, with new stock options exercisable at $0.16 per share. The replacement options vest on October 22, 2006 and expire on June 22, 2008. A total of 560,000 of these options were granted to Directors and Officers of the Company and the remaining 336,000 were granted to Consultants to the Company.

  b)   The Board of Directors also replaced 545,000 stock options exercisable at $0.55 per share which expired or were cancelled by March 24, 2006 with new stock options exercisable at $0.10 per share. These replacement options will vest October 22, 2006 and expire on June 22, 2008. A total of 470,000 of these options were granted to directors and officers and 75,000 were granted to consultants to the company. The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005 and are subject to the approval of the TSX Venture Exchange.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  19. Subsequent Events (continued)

  c)    In July 2006 the trustee acting in the proposal of the Company filed a certificate with the Supreme Court of British Columbia that certified that the Company had fully performed its obligations required under the proposal. At the same time, the trustee acting in the proposal of Biotech Laboratories Inc. filed a notice of default with the Supreme Court of British Columbia stating that the creditors could take proceedings to place Biotech Laboratories Inc. in bankruptcy at their own expense.

  20. Recent Accounting Pronouncements:

  a)  Canadian GAAP:

  (i) Financial instruments, recognition and measurement:

  In January 2005, the Canadian Institute of Chartered Accountants ("CICA") issued new Handbook Section 3855, Financial Instruments, Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

  (ii) Comprehensive income and equity:

  In January 2005, the CICA issued new Handbook Section 1530, Comprehensive Income ("Section 1530"), and Section 3251, Equity ("Section 3251"), effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company has not yet determined the effect of these new standards on its consolidated financial position and results of operations.

  (iii) Hedges

  In January 2005, the CICA issued new Handbook Section 3865, Hedges, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards of when and how hedge accounting may be applied. Hedge accounting is optional.

  (iv) Non-monetary transactions:

  In June 2005, the CICA issued new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measureable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2006 and 2005

  20. Recent Accounting Pronouncements (continued)

  (b) United States GAAP:

  (i) Accounting for stock-based compensation:

  In December 2004, the Financial Accounting Standards Board ("FASB") revised SFAS No. 123R to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for a type of valuation model. The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are re-measured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently re-measured.

  In April 2005, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") to provide additional guidance regarding the application of SFAS 123R. SAB107 permits registrants to choose an appropriate valuation technique or model to estimate to estimate the fair value of share options, assuming consistent application, and provides guidance for the development of assumptions used in the valuation process. Based upon SEC rules issued in April 2005, SFAS 123R is effective for fiscal years that begin after June 15, 2005 and will be adopted by the Company effective April 1, 2006. Additionally, SAB 107 discussed disclosures to be made under "Management^s Discussion and Analysis of Financial Condition and Results of Operations" in registrants^ periodic reports. The Company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

  (ii) Accounting for non-monetary transactions:

  In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, that amends APB Opinion No. 27, Accounting for Non-monetary Transactions. The new standard requires non-monetary exchanges to be accounted for at fair value, recognizing any gains or loss, if the transactions meet a commercial substance criterion and fair value is determinable. The amendment will be effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

  (iii) Accounting for inventory costs:

  In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment to Accounting Research Bulletin No. 43, Chapter 4 ("ARB 43"). This statement amends the guidance in ARB 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43 previously stated that these expenses may be so abnormal as to require treatment as current-period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Prospective application of this statement is required beginning January 1, 2006. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.