Form 20-F
period 2007-03-31
BIOTECH HOLDINGS LTD
filed 2007-09-28
CIK 1018153

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

For the fiscal year ended __March 31, 2007_______________________

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

(Translation of Registrant`s name into English)

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer`s classes of capital or common stock as of the close of the period covered by the annual report.

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

Product Information

The Company`s principal revenue will be derived from its Type II diabetes drug currently distributed in Mexico. The drug is marketed under brand name Sucanon. It is also known as DIAB II and Glucanin and for the sake of clarity and brevity is hereinafter referred to as Sucanon. The clinical trials for Sucanon in China were done under the brand name DIAB II.

Critical Accounting Policies

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Differences with generally accepted accounting principles in the United States ("U.S. GAAP") are set forth in Note 18 to the Consolidated Financial Statements of the Company (Item 17 of this Form 20F). Some accounting policies have a significant impact on the amounts reported in these financial statements. The Consolidated Financial Statements include a section describing the Company`s significant accounting policies. Note that the preparation of this Form 20-F requires the Company to make estimates and assumptions that:

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

The Company believes, as explained below, that our most critical accounting policies comprise the following:

Revenue Recognition

The Company`s principal revenue will be derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug.

Revenue from product sales will be recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

To March 31, 2007, the Company had generated $336,595 (2006: $482,840; 2005: $Nil) in revenues from its Type II diabetes drug.

The Company`s last fiscal period ended March 31 of the current year. All fiscal periods are for the full year. The following table is a summary of certain selected financial information of the Company, in accordance with Canadian GAAP, for the Company`s most recently completed fiscal period and for the four preceding fiscal periods of the Company:

Fiscal year ended
March 31,	2007	2006	2005	2004	2003

Revenues	$ 336,595	$ 482,840	$ nil	$ nil	$ 9,731
Loss from continuing
Operations	(1,733,989)	(2,095,602)	(1,815,867)	(1,460,669)	(1,679,020)

Profit (Loss) from
discontinued operations
including amortization of
goodwill and gain
from debt restructuring	199,094	76,224	239,057	(846,282)	(1,397,420)

Net loss for the year	(1,534,895)	(2,019,378)	(1,576,810)	(2,306,951)	(3,076,440)
Loss per share	(0.02)	(0.02)	(0.02)	(0.03)	(0.04)

Working Capital Deficiency	(2,899,934)	(2,083,586)	(1,644,095)	(2,156,781)	(1,859,903)
Total Assets	314,020	795,570	1,759,027	2,232,225	3,629,040
Long Term Debt	224,343	224,343	224,343	224,343	3,325,526
Total Liabilities	3,323,031	2,553,069	2,437,211	2,788,489	5,504,202
Shareholders` Equity
(Deficiency)	(3,009,011)	(1,757,499)	(678,184)	(556,264)	(1,875,162)

Number of issued common
Shares at March 31	92,229,512	92,229,512	90,134,310	87,542,219	73,928,130
Dividends per share	Nil	nil	nil	nil	nil

The figures below are presented in accordance with U.S. GAAP (expressed in Canadian Dollars).
	Year ended	Year ended	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,	March 31,	March 31,
	2007	2006	2005	2004	2003

Revenues	$ 336,595	$ 482,840	$ nil	$ nil	$ 9,731
Net Loss	(1,534,895)	(2,019,378)	(1,575,338)	(4,939,328)	(2,964,870)
Loss per share	(.02)	(.02)	(.02)	(.06)	(.04)

Working Capital Deficiency	(2,899,934)	(2,083,586)	(1,644,095)	(2,156,781)	(1,859,903)
Total Assets	314,020	795,570	1,757,555	2,230,753	2,684,492
Long Term Debt	224,343	224,343	224,343	224,343	3,325,526
Total Liabilities	3,323,031	2,553,069	2,437,211	2,788,489	5,504,202
Shareholders` (Deficiency)	(3,009,011)	(1,757,499)	(679,656)	(557,736)	(2,819,710)

Number of issued common
Shares at March 31	92,229,512	92,229,512	90,134,310	87,542,219	73,928,130

Dividend per share	Nil	Nil	Nil	Nil	Nil

Exchange Rate Information

The Company`s accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

The following table sets forth, for the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of such exchange rates on the last day of each month during the periods, and the end of period rates.
Year Ended
March 31	2007	2006	2005	2004	2003
	US$	US$	US$	US$	US$
High	.9148	.8850	.8532	.7883	.6854
Low	.8420	.7851	.7138	.6690	.6229
Average	.8790	.8565	.7842	.7403	.6458
End	.8655	.8373	.8220	.7648	.6797

The closing exchange rate as at August 18, 2007 was US$ 0.9334 and the high and low exchange rates for each of the previous six months was as follows:

	High	Low
	US$	US$
March 2007	.8694	.8455
April 2007	.8984	.8621
May 2007	.9355	.8928
June 2007	.9557	.9294
July 2007	.9669	.9344
To August 18, 2007	.9556	.9199

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

In addition to the risk factors inherent in investing in any junior equity, additional risks affecting the Company fall into three principal categories that can be described as follows:

a. Financial

i) risk that the Company will not be able to raise financing sufficient to make up for its ongoing losses

ii) risk that, for the investing public, continuing issuance of equity to make up for losses significantly dilutes the per-share value of the Company`s assets and potential earnings

iii) risk that, in the event that the Company experiences financial difficulty, it may lose control of its primary marketing assets, that is, its rights to market Sucanon.

iv) risk of diminution or loss of liquidity in the market for the Company`s securities, due either to fluctuations in securities markets or to investor perception of the Company, thus reducing the ability of third parties to use sale of shares as a method of generating capital for funding the Company

v) risk that ongoing losses will reduce the Company`s ability to obtain credit from suppliers, thus increasing the pressure on the Company as a going concern. These concerns are expressed in the Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences and Note 1 of the attached Audited Consolidated Financial Statements

vi) risk that major creditors of the Company could place the Company in receivership or bankruptcy by acting on their charges against the Company

b. Drug-related

i) risk that the Company`s principal product will not begin to produce significant revenue in the only markets where it is currently approved (Mexico, China and Peru)

ii) risk that other regulatory approvals will not be forthcoming

iii) risk that competitive products in the Type II Diabetes therapy field will emerge during the next few years and reduce or negate any competitive therapeutic advantages currently offered by Sucanon

iv) risk that Sucanon or other products produced by the Company will lead to lawsuits that are not covered by the Company`s insurance

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

e. Political risk

i) risk that markets in which the drug are sold or are to be sold in Latin America are politically unstable and that one or more of these markets will undergo a significant political change, such as imposition of price controls, which impacts the company`s ability to sell the drug profitably

Item 4 Information on the Company

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

The Company`s business focus is on developing the distribution of the Company`s Type II Diabetes drug known as Sucanon. The operations of the Company`s subsidiary for the development, manufacture and distribution of lotions and creams were discontinued during the year ended March 31, 2003, based on a management decision that the subsidiary had limited prospects for developing profitable operations in the near-term. The Company`s business focus remains the development and distribution of the Company`s Type II Diabetes drug, particularly in Mexico and Latin America.

The Company`s head office and principal office are located at #160 - 1501 Shell Road, Richmond, British Columbia, V6X 2W2, Telephone No. (604) 295-1119, and the registered office of the Corporation is located at 1000 Canterra Tower, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

The Company`s discussion of its anticipated future operations and the other forward looking statements contained in this Form 20-F involve a number of material risks and uncertainties. In addition to the factors specifically discussed in context hereafter, factors that could cause actual results to differ materially are regulatory requirements imposed upon the Company`s lines of business, international political instability and changes in economic conditions, advances in development of competing products, the Company`s ability to acquire protection for its intellectual property rights, and its ability to obtain financing on acceptable terms when and as required.

History of the Company and Its Subsidiaries

The Company`s history has had the following highlights:

The Company was originally incorporated under the name LMK Technologies Inc. ("LMK") under the provisions of the Business Corporations Act (Alberta) on August 20, 1993.

Pursuant to a prospectus dated February 9, 1994, the Company, acting under the name of Conserve Energy Corporation ("Conserve"), made an initial public offering of 2,500,000 common shares at $0.10 per share.

In January, 1995 the Conserve identified Biotech Holdings Inc. ("Holdings") as a potential acquisition. On December 14, 1995 the Company`s shareholders approved the acquisition of all of the issued and outstanding shares of Holdings in exchange for 15 million shares issued to the shareholders of Holdings and approved the Company`s name change to Biotech Holdings Ltd. to reflect its corporate direction in the biotechnology field.

On September 11, 1998 Holdings sold its operational assets to Biotech Laboratories Inc. ("Laboratories"), another subsidiary of the Company, in exchange for Laboratories` assumption of $2,000,000 in collateralized debts on the books of Holdings.

In November, 2002 the Company`s primary operating subsidiary, Biotech Laboratories Inc. discontinued operations.

On December 12, 2002, the Company filed a proposal under federal creditor protection legislation in Canada. The purpose of the filing of the proposal was to protect the interests of all stakeholders of the Company from an action taken by the landlord of Laboratories. The landlord in question undertook to seize Laboratories assets and the filing of the proposal prevented the landlord`s seizure from continuing.

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

November 21, 2005 - the Company announced that the TSXV had completed a compliance review and had identified a number of issues which in the Exchange`s view required clarification, particularly the fact of ongoing relationships that the Company had with a number of companies controlled by the Robert Rieveley and his spouse and contraventions of Exchange policy which had occurred pursuant to that fact.

The resulting clarifications confirmed: that a company called R. Rieveley and Associates has provided financing and was as of June/05 owed $233,348 by the Company; that a company called Wenroth Limited ("Wenroth") provides financing via loans and as of June 30, 2005 was owed $13,497; that the company called Inreg Corporation ("Inreg") provides financing via loans bearing interest at 8% and was owed $96,265 by the Company as of June 30, 2005; that a company called Penne Investments has provided financing to the Company via loans but had no loans to the Company outstanding as of June 30, 2005; that Allburg Holdings Inc. ("Allburg") provides financing to the Company via loans and held as of June 30, 2005 a note payable of $116,927 and bearing interest at 8%; further that Allburg owns 25% of the Company`s 75%-owned subsidiary Smith Rothe Pharmaceutical Inc., which has been granted by the Company an exclusive license to manufacture and market the Company`s Sucanon Type II Diabetes medication in all countries outside Oriental Asia, in return for a royalty equal to 25% of Sucanon profits in any country where the license is granted, which royalties for the three months ended June 30/05 totalled $17,165; that a company called Seabright Holdings Ltd. indirectly finances the Company through Seabright`s owning of the shares of Allburg, Inreg and Wenroth, this ownership also making Allburg the largest creditor of the company; that the Company`s Sucanon medication is manufactured on behalf of the Company by a private company controlled by Robert Rieveley, which transfers Sucanon to the Company at cost, receiving no profit from the manufacturing operation, and the the private company was owed $6,092 as of June 30, 2005; that general security agreements registered with the provincial government in Victoria support the above-described loans and financing arrangements; additionally, that an independent director of the Company, Geoff Herring, owns a company, Grand Poisson & Chemical Consulting, which provides chemical analysis and quality control testing of the Company`s diabetes medication.

The contraventions of Exchange policy were summarized in the report as follows: that the company failed to issue press releases disclosing the existence and terms of the above-noted agreements with the related parties; that the Company failed to disclose the related party agreements in the Company`s Management Discussion and Analysis ("MD&A") reports filed with audited and interim financial statements; that the Company failed to file with the Exchange in a timely manner the majority of related party agreements noted above; that the company failed to file for approval by the Exchange a majority of the agreements with related parties; that the Company had not disclosed all materials facts regarding development progress of Sucanon and the level of market acceptance of Sucanon.

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

The Exchange also determined that the Company`s signing policy was in contravention of Exchange policy requiring all company cheques to have two signatures; the Company complied with this requirement by implementing a policy of each cheque to be signed by an officer and by a director who are unrelated to each other.

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

December 6, 2005 - it was announced that trading in the Company`s shares was halted on the TSX Venture Exchange pending the appointment of two independent directors to the Company`s board of directors satisfactory to the Exchange, including possessing the requisite degree of positive public company experience.

February 2, 2006 - it was announced that the TSX Venture Exchange had upgraded its halt trading announced in December to a suspension of trading in the Company`s shares on the Exchange. The Company had presented one directorial candidate who was accepted by the Exchange. (Subsequent to March 31, 2006, the Exchange accepted a second directorial candidate.)

The following are highlights of the Company`s business during fiscal 2007:

June 23, 2006 - it was announced, the Board of Directors replaced 896,000 stock options exercisable at $0.25 per share which expired on January 2, 2006, with new stock options exercisable at $0.16 per share. The replacement options vest on October 22, 2006 and expire on June 22, 2008. A total of 560,000 of these options were granted to Directors and Officers of the Company and the remaining 336,000 were granted to Consultants to the Company. The shares were trading at $0.08 per share at the date of the grant.

The Board of Directors also replaced 545,000 stock options exercisable at $0.55 per share which expired or were cancelled by March 24, 2006 with new stock options exercisable at $0.10 per share. These replacement options will vest October 22, 2006 and expire on June 22, 2008. A total of 470,000 of these options were granted to directors and officers and 75,000 were granted to consultants to the company. The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005 and are subject to the approval of the TSX Venture Exchange. The shares were trading at $0.08 per share at the date of the grant.

August 29, 2006 - It was announced that the TSX Venture Exchange approved two new independent directors for the Company, a requirement outlined in the press release, dated November 21, 2005 titled "TSX Venture Exchange Compliance Review Completed".

The two approved directors are Mr. Art Cowie and Mr. Ross Wilmot.

Mr. Cowie is a director and vice-chair of Sungold International Holdings Corp., of Toronto, Ontario (SGIHF.OB). Mr. Cowie is a former elected member of the British Columbia legislative assembly, a former member of Vancouver City Council and the founding principal of a landscape architecture firm in Vancouver.

Mr. Wilmot is a Chartered Accountant (CA) and is a director and/or officer of the following publicly traded companies: Orex Ventures (REX.V), Orko Silver (OK.V), Avigo Resources (TMX.H.V), Verb Exchange (VEI.V) and Arvana Inc. (OTCBB), as well as privately held CTF Technologies.

The Company`s audit committee is comprised of Mr. Rieveley, Mr. Cowie, Mr. Wilmot and Mr. De Rooy.

The Company was suspended from trading on the TSX Venture Exchange on December 6, 2005 while concerns raised by the TSX Venture Exchange were addressed to the TSX Venture Exchange`s satisfaction - the most difficult issue being the appointment of 2 additional independent directors satisfactory to the Exchange. With the appointment of Mr. Cowie and Mr. Wilmot, the TSX Venture Exchange resumed trading of the Company`s shares on August 30, 2006.

With the appointment as director, and reinstatement of trading of the Company`s shares, Mr. Wilmot received as of June 26, 2006, 300,0000 share options at $0.10 per share, vesting October 26, 2006 and expiring June 25, 2008. The shares were trading at $0.06 per share at the date of the grant.

November 23, 2006 - the Company granted a total 275,000 share options at $.10 US stock options to three of the Company`s employees. The options vest March 23, 2007 and expire November 22, 2008.

January 16, 2007 - the Company reported that sales for the quarter ended December 31, 2006 exceeded the combined sales of the first two quarters, ended September 30, 2006, by $55,692 or 73%. The sales during the quarter ended December 31, 2006, at $127,194, exceeds sales of $99,137 generated during the quarter ended December 31, 2005, and is the second-largest quarterly sales total recorded to date.

In addition to the year-over-year sales increase, sales during the December 31, 2006 quarter itself increased each month, suggesting a trend of sales growth following the Company`s resumption of advertising support for the product and the Company`s managers taking over the marketing of Sucanon in Mexico in September 2006.

February 19, 2007 - The Company, announced that a private placement application previously announced on November 7, 2005 for 984,666 shares to be issued for funds was cancelled effective February 16, 2007. On this date, the Board of Directors approved the conversion of the funds, which had been advanced by an insider, from a secured non-interest bearing loan to a secured loan bearing interest at 8% from the effective date.

April 12, 2007 - the Company announced that the Company has applied to the TSX Venture Exchange (the "Exchange") to replace 700,000 options that had expired and to issue new options. The grant was for a total of 5,034,000 options allocated among officers, directors, employees and consultants and had an exercise price of $.11 per share, vesting October 12, 2007 and expiring April 12, 2009.

May 30, 2007 - The Company reported that it had signed an agreement for distribution of Sucanon, a Type II diabetes drug, in four markets in Latin America. Sucanon is already widely sold in Mexico.

The four additional markets - Colombia, Peru, Ecuador and Costa Rica - will be served by a private company based in Bogota, Colombia. The private company, unrelated to Biotech Holdings, focuses on sales of antibiotic products and has subsidiary operations in several Latin American countries.

Biotech will carry out tableting and blister-packing of Sucanon tablets through a company which it sub-contracts in Mexico, and sell the blisterpacked product to the Colombian company. The Colombian company will add country-specific external packaging for each of the different markets for which it is licensed and distribute to those markets.

Colombia, with approximately 44 million people, is the largest of these markets. The four markets have a combined population of approximately 90 million and are typified by high rates of Type II Diabetes, affecting approximately 15% of the adult population.

June 11, 2007 - the Company reported that it launched a website, www.sucanonhealth.com, for internet sales of Sucanon, a Type II diabetes drug. Sucanon, which is broadly classed as an insulin-sensitizing drug, has been shown to be an effective and very safe treatment for Type II Diabetes, without the side-effects that are associated with several competing Type II Diabetes medications including the glitazone medications which are now the subject of a "black box" warning by the U.S. FDA.

Capital Expenditures

The following table details the company`s principal capital expenditures under the three categories of Property and Equipment, Technology Interests and Formulations and deferred costs since March 31, 2004:

Property and Equipment for Continuing Operations

Cost March 31, 2004	$ 402,367
Additions
Laboratory Equipment	3,169
Computer Equipment	2,254
Cost March 31, 2005	$ 407,790
Additions
Laboratory Equipment	3,792
Cost March 31, 2006	$ 411,582
Additions
Computer Equipment	2,282
Cost March 31, 2007	$ 413,864

Technology Interests

Cost March 31, 2004, 2005, 2006 and 2007	$ 4,461,282

Formulations and Deferred Costs

Cost March 31, 2004	$ 3,681
Write-off of fully amortized deferred
Costs	(3,681)
Cost March 31, 2005, 2006 and 2007	$ Nil

The Company currently has no major capital expenditures in progress and has no commitments for such capital expenditures as at the date of this filing.

Public Takeover Offers

There have been no public takeover offers by third parties in respect of the Company`s shares or by the Company in respect of other companies` shares in the last and current financial year.

B. Business Overview

The Company`s business focus is on developing the distribution of the Company`s Type II Diabetes drug known as Sucanon.

Sales and Revenue Activity Analysis

During the past three fiscal years, sales and revenue from the distribution of the Company`s Type II Diabetes drug in Mexico, have had the following distribution amongst activities and geographic markets:

	Fiscal	Fiscal	Fiscal
	2007	2006	2005
Drug Sales in Mexico	$ 336,595	$ 482,840	$ Nil

Total Sales in Year	$ 336,595	$ 482,840	$ Nil

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

Structure of the Chinese Pharmaceutical Business

The history and structure of the Company`s operations in China is described in the Company`s 20-F filings for the years March 31, 2005 and prior. The Company suspended its Chinese operations during the fiscal year ended March 31, 2003 due to economic reasons.

Structure of Other Countries Pharmaceutical Business

Allburg Holdings Inc.

Allburg Holdings Inc. ("Allburg"), previously known as Wanchi Inc., has been granted an exclusive license to manufacture and sell Sucanon, make any claims and to use all patent rights in all countries outside Oriental Asia. As a condition of this license Allburg must sub-license these rights, and this sub-license may only be granted to companies that are at least 50% owned by the Company (see Exhibit 3.8 to the Company`s Registration Statement previously filed with the March 31, 1996 Form 20-F). Allburg granted an exclusive license to sub-contract the manufacture and marketing of the Company`s Type II diabetes drug Sucanon, make claims and to use all patent rights in countries outside Oriental Asia to Smithe Rothe Pharmaceutical, Inc. ("Smith Rothe").

During 1999, Allburg sold a 25% interest in Sucanon to Immunis Corp. for $2.43 million worth of shares in Immunis. In January 2001, the Company purchased that 25% interest from Immunis Corp. by issuing 8,613,419 of its common shares at $0.26 per share to Immunis Corp. for a total consideration of $2,239,489. The Company has a 75% interest in rights to DIAB II in countries other than the Asia Countries.

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

History of Operations and Business Structure

Approval for the sale of the diabetes drug was received from Peruvian regulatory authorities in November 2001. The Company couldn`t agree on terms with a suitable distributor in Peru because under the terms of the approval, as a prescription product, the drug could only be marketed directly through doctors.

Approval for the sale of the diabetes drug Sucanon was received from Mexican regulatory authorities in November, 2003 as a non-prescription medication for the reduction of symptoms of Type II diabetes.

During the year ended March 31, 2005, the Company entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company distributes and markets the drug.

On December 1, 2004 the Company announced that it had received its first order for Sucanon. Shipments of Sucanon were made starting in December 2004. Due to delays in the launch of the Company`s advertising campaign, it was felt that the Company had had future performance obligations to meet prior to recognizing initial sales. As a result, revenues of $50,278 in shipments made in the period from December 2004 to March 31, 2005 were deferred until the first quarter of the fiscal year ended March 31, 2006.

During the year ended March 31, 2006, Smith Rothe incorporated an operating company in Mexico, Pharmaroth Latin America S.A. de C.V. to co-ordinate the production and marketing of Sucanon in Mexico.

Clinical Information for the Type II Diabetes Medication

Clinical Trials

This drug is used both as a prophylactic and a therapeutic. The clinical trials, which were undertaken under the name "DIAB II" (Sucanon), have shown this drug to be effective and safe. Although the clinical trial protocols are similar to those required for FDA approval, the stages specified below relate to the Chinese drug approval authorities. Clinical trials were done in China because of the lower cost than would be the case in North America.

Stage I trials were conducted on rat muscle cells. Binding and internalization of insulin was evaluated as well as monitoring changes in intracellular glucose metabolism under dosage.

Stage II trials were conducted on both dogs and rats. Tests included general pharmacology, pharmokinetics, acute toxicity including establishing an LD50 rate, and long term toxicity.

Stage III trials were conducted using three hospitals and sixty doctors. Over 1,500 patients were interviewed and tested with the results from 370 patients submitted for approval in the first quarter of 1995. Trials were conducted on a double blind basis. Participation time for each applicant was six months including one month each before and after Sucanon treatment or placebos. Dietary intake was strictly controlled with breakfast, lunch and dinner provided to participants. Twice per week through the duration of the trial fasting glucose, fasting cholesterol and blood tests were conducted. Once every two weeks 100 gram oral glucose tolerance tests were conducted.

Although an approval has been received to market Sucanon in China and in Mexico (during the 2004 fiscal year), there can be no assurance supplemental clinical trials will demonstrate the required efficacy to obtain approval in other countries. Failure to successfully complete the existing clinical trials or other clinical trials contemplated on a timely basis could have a material adverse effect on the Company`s future business, financial condition and results of operations.

Summary of Results

Sucanon is a synthesized compound that includes a synthetic and a herbal component, the two together having a significant hypoglycemic effect in Non-Insulin Dependent Diabetes Mellitus (NIDDM) patients. Animal tests and clinical trials have shown that this product increases the binding and internalization of insulin in peripheral cells. Sucanon is a promising new product for NIDDM therapy, especially for those with IGT and mild/medium NIDDM (<230 mg/dL, or <13 mmole/L).

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

Sucanon reduces the clinical symptoms and signs of diabetes, which include polyuria, polydipsia, polyphagia, and fatigue.

Sucanon significantly lowers fasting venous plasma glucose levels and significantly improves the 2-hour glucose tolerance in NIDDM patients.

Sucanon is effective in 87% of the NIDDM patients in the clinical trial.

Sucanon significantly lowers fasting venous plasma cholesterol and triglyceride levels in NIDDM patients.

The dosage form of Sucanon is acceptable for clinical uses.

No adverse side effect was observed in the clinical trials.

This product has also shown significant benefit in combination uses with other oral hypoglycaemics, e.g. sulfonylureas and/or biguanides. When used in combination with current hypoglycaemics, Sucanon is shown to decrease the primary and secondary failure to respond to these other agents, thus significantly improving the overall clinical success rate.

Manufacturing of the Drug

Sucanon is a pressed tablet that is coated and then packaged in a blister-pack form for distribution. In order to safe-guard the proprietary information of the drug, the active ingredient in the drug is manufactured at the Company`s facility in Vancouver, British Columbia and then shipped to Mexico (and in the past to China) for tableting. The tableting and packaging of the drug in Mexico is being undertaken on a contract basis by unaffiliated manufacturers.

Marketing of Sucanon

It is intended that Sucanon will be marketed throughout the world under licenses granted by Volkspharm. Volque has been granted an exclusive license to market Sucanon to all Asia Countries. Allburg has been granted an exclusive license to market Sucanon to all countries other than Asia Countries. Allburg must sub-license these rights, and the sub-license may only be granted to companies that are at least 50% owned by the Company or its subsidiaries. The Company has a 75% interest in rights to Sucanon in countries other than the Asia Countries. The 25% minority interest in these rights is owned by a Company controlled by a Director of the Company.

Sucanon is an oral hypoglycemic that typically requires a doctor`s prescription (in Peru and China), though the regulatory approval received in Mexico also permits Sucanon to be dispensed by a pharmacist without prescription. Prescriptions are filled through a pharmacy or through a hospital. Pricing of the drug has been established so that it is affordable for the majority of the urban population in Mexico.

The primary market for Sucanon is IGT (Impaired Glucose Tolerance) and mild-medium NIDDM (Non-Insulin Dependent Diabetes Mellitus) patients. At present, dietary therapy is the primary recommended regimen for IGT sufferers.

That regimen involves the close monitoring of a patient`s diet to reduce calorie intake in order to decrease blood sugar (glucose) levels. However, complications arise due to the difficulty in monitoring the patient`s diet in order to achieve satisfactory blood sugar, nutrient and energy levels; similarly, as IGT and NIDDM severity increases, this dietary treatment has decreased effectiveness.

Sucanon has been tested successfully as an alternative to dietary therapy in treating IGT and mild-medium NIDDM patients, as it not only provides control of blood sugar levels but also gives patients a feeling of well being and enhances the metabolism of glucose at the cellular level.

In Mexico and Peru, where regulatory approval has been received, marketing of Sucanon is to be carried out by marketing companies which are unrelated to the Company.

Sale of Sucanon Outside of Asia Countries

Allburg may grant the rights to sell Sucanon II outside of Asia Countries, but only to companies in which the Company owns at least a 50% interest. The name Sucanon has been trademarked for the marketing of the drug in North America.

During the 2004 fiscal year, the Company located a suitable space in the Vancouver, Canada area where equipment specifically related to Sucanon pre-mix manufacture was installed. The facilities are used for pre-mixing of Sucanon powder for supply to tableters. Tableting for the Mexico and Peru markets - the Company`s first markets outside China --- is carried out by a tableter in Mexico.

Company Highlights of Fiscal 2007

The following are highlights of the Company`s business during fiscal 2007:

June 23, 2006 - it was announced, the Board of Directors replaced 896,000 stock options exercisable at $0.25 per share which expired on January 2, 2006, with new stock options exercisable at $0.16 per share. The replacement options vest on October 22, 2006 and expire on June 22, 2008. A total of 560,000 of these options were granted to Directors and Officers of the Company and the remaining 336,000 were granted to Consultants to the Company. The shares were trading at $0.08 per share at the date of the grant.

The Board of Directors also replaced 545,000 stock options exercisable at $0.55 per share which expired or were cancelled by March 24, 2006 with new stock options exercisable at $0.10 per share. These replacement options will vest October 22, 2006 and expire on June 22, 2008. A total of 470,000 of these options were granted to directors and officers and 75,000 were granted to consultants to the company. The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005 and are subject to the approval of the TSX Venture Exchange. The shares were trading at $0.08 per share at the date of the grant.

August 29, 2006 - It was announced that the TSX Venture Exchange approved two new independent directors for the Company, a requirement outlined in the press release, dated November 21, 2005 titled "TSX Venture Exchange Compliance Review Completed".

The two approved directors are Mr. Art Cowie and Mr. Ross Wilmot.

Mr. Cowie is a director and vice-chair of Sungold International Holdings Corp., of Toronto, Ontario (SGIHF.OB). Mr. Cowie is a former elected member of the British Columbia legislative assembly, a former member of Vancouver City Council and the founding principal of a landscape architecture firm in Vancouver.

Mr. Wilmot is a Chartered Accountant (CA) and is a director and/or officer of the following publicly traded companies: Orex Ventures (REX.V), Orko Silver (OK.V), Avigo Resources (TMX.H.V), Verb Exchange (VEI.V) and Arvana Inc. (OTCBB), as well as privately held CTF Technologies.

The Company`s audit committee is comprised of Mr. Rieveley, Mr. Cowie, Mr. Wilmot and Mr. De Rooy.

The Company was suspended from trading on the TSX Venture Exchange on December 6, 2005 while concerns raised by the TSX Venture Exchange were addressed to the TSX Venture Exchange`s satisfaction - the most difficult issue being the appointment of 2 additional independent directors satisfactory to the Exchange. With the appointment of Mr. Cowie and Mr. Wilmot, the TSX Venture Exchange resumed trading of the Company`s shares on August 30, 2006.

With the appointment as director, and reinstatement of trading of the Company`s shares, Mr. Wilmot received as of June 26, 2006, 300,0000 share options at $0.10 per share, vesting October 26, 2006 and expiring June 25, 2008. The shares were trading at $0.06 per share at the date of the grant.

November 23, 2006 - the Company granted a total 275,000 share options at $.10 US stock options to three of the Company`s employees. The options vest March 23, 2007 and expire November 22, 2008.

January 16, 2007 - the Company reported that sales for the quarter ended December 31, 2006 exceeded the combined sales of the first two quarters, ended September 30, 2006, by $55,692 or 73%. The sales during the quarter ended December 31, 2006, at $127,194, exceeds sales of $99,137 generated during the quarter ended December 31, 2005, and is the second-largest quarterly sales total recorded to date.

In addition to the year-over-year sales increase, sales during the December 31, 2006 quarter itself increased each month, suggesting a trend of sales growth following the Company`s resumption of advertising support for the product and the Company`s managers taking over the marketing of Sucanon in Mexico in September, 2006.

February 19, 2007 - The Company, announced that a private placement application previously announced on November 7, 2005 for 984,666 shares to be issued for funds was cancelled effective February 16, 2007. On this date, the Board of Directors approved the conversion of the funds, which had been advanced by an insider, from a secured non-interest bearing loan to a secured loan bearing interest at 8% from the effective date.

Subsequent to March 31, 2007, the Company made the following announcements:

April 12, 2007 - the Company announced that the Company has applied to the TSX Venture Exchange (the "Exchange") to replace 700,000 options that had expired and to issue new options. The grant was for a total of 5,034,000 options allocated among officers, directors, employees and consultants and had an exercise price of $.11 per share, vesting October 12, 2007 and expiring April 12, 2009.

May 30, 2007 - The Company reported that it had signed an agreement for distribution of Sucanon, a Type II diabetes drug, in four markets in Latin America. Sucanon is already widely sold in Mexico.

The four additional markets - Colombia, Peru, Ecuador and Costa Rica - will be served by a private company based in Bogota, Colombia. The private company, unrelated to Biotech Holdings, focuses on sales of antibiotic products and has subsidiary operations in several Latin American countries.

Biotech will carry out tableting and blister-packing of Sucanon tablets through a company which it sub-contracts in Mexico, and sell the blisterpacked product to the Colombian company. The Colombian company will add country-specific external packaging for each of the different markets for which it is licensed and distribute to those markets.

Colombia, with approximately 44 million people, is the largest of these markets. The four markets have a combined population of approximately 90 million and are typified by high rates of Type II Diabetes, affecting approximately 15% of the adult population.

June 11, 2007 - the Company reported that it launched a website, www.sucanonhealth.com, for internet sales of Sucanon, a Type II diabetes drug. Sucanon, which is broadly classed as an insulin-sensitizing drug, has been shown to be an effective and very safe treatment for Type II Diabetes, without the side-effects that are associated with several competing Type II Diabetes medications including the glitazone medications which are now the subject of a "black box" warning by the U.S. FDA.

Research & Development - the Company`s Type II Diabetes drug

Research expenditures are expensed in the year in which they are incurred. During fiscal 2007 the Company expensed $Nil (2006 - $Nil and 2005 - $5,576) in drug related research costs.

It is the Company`s policy to defer all costs that relate to the development of new products where management is satisfied as to the technological, commercial and financial viability of individual products. These costs are amortized on a straight-line basis over a five year period. All deferred development costs were fully amortized in the year ended March 31, 2005 and no additional amounts were capitalized.

Patents and Proprietary Information

The Company, itself and through Volque, pursues a policy of seeking patent protection where possible for the valuable patentable subject matter of its proprietary technology. The Company believes that patent and trade secret protection is important in its business, and that its success will depend, in part, on its ability to obtain and enforce strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others. Volkspharm has patent applications pending in Canada on Sucanon for which the Company, through Allburg (see "Associated Company" above), has been granted exclusive licensing rights to countries other than Asia Countries. See Exhibit 3.8 "Assignment of 50% Interest Rights" of the Company`s Registration Statement (previously filed with the March 31, 1996 Form 20F).

No assurance can be given that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect the Company`s technology. In addition, no assurance can be given that patents issued or licensed by the Company will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. The commercial success of the Company will also depend in part on the Company or any of its affiliates not infringing patents or proprietary rights of others and not breaching the licenses granted to the Company.

Although the Company is presently unaware of the need for or risk of any such action, litigation, which could result in substantial cost to the Company, may also be necessary to enforce any patents issued to the Company and/or Volkspharm or to determine the scope and validity of other parties` proprietary rights, which may affect the Company`s products and technology. If the outcome of any such litigation is adverse to the Company, the Company`s business could be materially affected. To determine the priority of invention, the Company and/or Volkspharm may also have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost to the Company.

Patent protection is provided in the People`s Republic of China "PRC" through the Patent Law of the People`s Republic of China of 1984 ("PRC Patent Law"). For a discussion of the differences between U.S. and PRC patent law, please refer to the Company`s Registration Statement previously filed with the March 31, 1996 Form 20F.

There has been, and the Company believes that there may be in the future, significant litigation in the industry regarding patent and other intellectual property rights and that, if the Company becomes involved in such litigation, it could consume substantial resources. Significant legal issues frequently arise regarding the extent to which patent protection is afforded in the pharmaceutical field. The Company, therefore, also relies upon trade secrets, know-how, and continuing technological advancement to develop and maintain its competitive position. Disclosure and use of the Company`s know-how is generally controlled in part under confidentiality agreements with the parties involved. In addition, the Company has confidentiality agreements or non-disclosure agreements with certain of its key employees, consultants, officers and directors. There can be no assurance, however, that all confidentiality agreements will be honored, that others will not independently develop equivalent technology, that disputes will not arise as to ownership of intellectual property, or that disclosure of the Company`s trade secrets will not occur. Furthermore, there can be no assurance that others have not obtained or will not obtain patent protection that will exclude the Company from using its trade secrets and confidential information. Non-disclosure or confidentiality agreements would be difficult and expensive to enforce, and may not be upheld by the courts, especially those of foreign nations. Inability to protect any patents or enforce its non-disclosure or confidentiality agreements, especially in foreign countries where much of the Company`s business may be established, could enable others to take advantage of the Company`s technology without compensation, causing it substantial economic loss.

The Company believes its competitive position in the diabetes therapy market has some strengths. First, the Company`s Sucanon product is clinically effective and may have fewer side effects than competing products as a diabetes monotherapy. In addition, Sucanon may also be an effective combination therapy. The President of the Company received, during calendar year 2000, two U.S. patents covering use of an insulin-sensitizing drug in a combination with a standard therapy for Type II Diabetes. These rights, as they pertain to Sucanon, were assigned to the Company in December 2001. Third, the Company believes that industrial processing and trade secrets are sufficient to maintain confidentiality and control over the production of Sucanon, whether patents for the product are granted or not.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by the Company`s competitors will not be more effective, or be more effectively marketed and sold, than any that may be developed by the Company. Competitive products may render the Company`s products obsolete and non-competitive prior to the Company`s recovering research, development or commercialization expenses incurred with respect to any such products. The Company`s competitors include major pharmaceutical, diagnostic, chemical and biotechnology companies, many of which have financial, technical, and marketing resources significantly greater than those of the Company. Many of the Company`s existing or potential competitors, particularly large pharmaceutical companies, also have significantly greater experience than the Company in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining FDA and other regulatory approvals, and manufacturing and marketing such products. Accordingly, the Company`s competitors may succeed in commercializing products more rapidly or effectively than the Company, which could have a material adverse affect on the Company`s business, financial condition or results of operations.

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

Other than biguanides with insulin-sensitizing action, there are, in addition to Sucanon, only two insulin sensitizers which currently have regulatory approval anywhere in the world; a third one, troglitazone (brand name "Rezulin") was withdrawn from the market world-wide due to concerns regarding liver toxicity. Leaving asides the biguanides with insulin-sensitizing action and Sucanon, the existing insulin-sensitizers are all in the glitazone or TZD (thiazolidinendione) class and are generally described as peroxisome proliferator-activated receptor agonists ("PPAR agonists"). The main action of these agents is to enhance glucose uptake by peripheral cells. The activity of PPAR`s is believed to be strongest in white fat tissue. The "glitazones" have a number of side-effects reported during the trial process including increased liver dysfunction and weight gain.

The mechanism of action of Sucanon on the other hand as an insulin sensitizer is to enhance the binding of insulin to the receptor sites primarily in muscle cells, increasing the sensitivity of such cells to insulin. This increased sensitivity results in enhanced absorption and consequently, utilization of glucose in the muscle cells.

All drugs in these classes have been shown to be effective in resolving the medical condition of high blood sugar levels; however, there is a considerable variance amongst the drug classes in the degree of side effects experienced and the long term efficacy in all patients. It is intended that Sucanon will be marketed based on the benign nature of the drug as well as the subjective benefits associated with the increased utilization of glucose experienced during Sucanon usage.

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

For Sucanon, an important factor in competition may be the timing of market introduction of the Company`s or competitors` products. Accordingly, the relative speed with which the Company`s competitors can develop products, complete the clinical trials and approval processes, and supply commercial quantities of the product to the market are key factors for competitiveness. The Company`s competition will be determined in part by the potential indications for which the Company`s products receive approval by regulatory authorities. The development by competitors of new treatment methods for diabetes could render the Company`s drug non-competitive or obsolete. The Company expects that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability, price and intellectual property protection.

The Company`s competitive position also depends upon its ability to secure market acceptance for its Type II Diabetes drug. There can be no assurance that Sucanon will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of Sucanon, and the establishment and demonstration of the potential advantages over existing and new treatment methods and reimbursement policies of government and third party payors. There can be no assurance that physicians, patients, payors or the medical community in general will accept and utilize Sucanon. Additionally, the Company`s competitive position depends upon its ability to attract and retain qualified personnel, obtain patent or other proprietary protection, establish collaborative relationships and secure manufacturing.

As noted above in reference to TZD drugs, the principal competitors to Sucanon for diabetes therapy are "Avandia" from GlaxoSmithKline and "Actos" from Eli Lilly. The Company believes that its Sucanon product will be able to compete effectively in the marketplace based on studies that have been carried out showing that Sucanon is clinically effective and may have fewer side effects than the competitor drugs.

Government Regulation

Regulation by governmental authorities in Canada, the United States and other countries is a significant factor in the production and marketing of Sucanon and the Company`s ongoing research and development activities. Sucanon has received approval for sale in China, Peru and Mexico. In November 3, 2003 the Company announced that it received formal written approval from the Mexican national regulator for the sale of Sucanon in Mexico.

Pharmaceutical and biological products intended for therapeutic or prophylactic use for humans are governed by the FDA in the United States, by the Health Protection Branch ("HPB") in Canada and by comparable agencies in other countries. For most of these products, the regulations require extensive clinical trials and other testing and government review and final approval prior to marketing the product. This procedure is likely to take a number of years and involves the expenditure of substantial resources. For example, before obtaining regulatory approval for the commercial sale of Sucanon in Canada and the United States, the Company must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious. The results from the Company`s preclinical studies and early clinical trials may not be predictive of results obtained in large-scale clinical trials, and there can be no assurance that the Company`s or its collaborators` clinical trials will demonstrate safety and efficacy even though the results indicating safety and efficacy were achieved in human clinical trials results in China. There can be no assurance that regulatory approval will be received for any countries other than those already received (China, Peru and Mexico). A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. In addition, government regulations specify standards for manufacturing and marketing pharmaceutical products. Any failure by the Company or its collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals, could adversely affect the marketing of Sucanon and its ability to receive product or royalty revenue. There can be no assurance that Sucanon will be approved by the FDA, HPB or any other government agency on a timely basis, if at all.

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

International Operations

It is management`s intention that marketing of Sucanon will be conducted through a partnership with either local distributors or through the creation of a strategic alliance with a large multi-national pharmaceutical company. To that end, management of the Company has had preliminary discussions with a number of multi-national corporations. These discussions have involved licensing of the product for distribution in selected areas of the world. The Company has also received a number of enquiries from distribution firms around the world with respect to the licensing of this drug. The Company is taking contact with potential national distributors in Latin American countries and elsewhere in the world that may be interested in purchasing Sucanon pre-mix and producing, packaging, marketing and distributing Sucanon tablets in their own markets.

Most of the Company`s sales of Sucanon are expected to be made in international markets. The Company will require regulatory approval prior to undertaking sales activity in a particular country. Sales of Sucanon in international markets are subject to certain risks common to such sales, including government regulation, export and import license requirements, risks of tariffs or trade barriers and political and economic instability. There can be no assurance that these risks will not materially adversely affect the Company in the future.

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

In Mexico, where the Company initiated sales of Sucanon in the first quarter of fiscal 2006, distribution and marketing of Sucanon under the trade name Sucanon has been carried out by an independent Mexican marketing group. The company opened an office in Mexico to co-ordinate the marketing efforts and the supply of Sucanon to the market in Mexico. The Company does not plan to be involved in the sales and marketing of Sucanon and other Latin American countries and plans to engage the services of third-party marketing companies to achieve its distribution and marketing goals.

Product Liability

The use of any of the Company`s products in clinical trials, and the sale of any approved products, may expose the Company to liability claims resulting from the use of its products. These claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling such products. The Company currently has liability insurance which includes all products sold by the Company in Canada and the United States. The Company`s product liability insurance does not cover liability claims with respect to clinical trial products or for any product sold by Volque. There can be no assurance that the Company will be able to obtain or maintain sufficient, commercially reasonable product liability insurance for any products approved for marketing. A product liability claim brought against the Company could have a material adverse effect on its business, financial condition or results of operations.

C. Organizational Structure

The following table provides details of the Company`s significant present subsidiaries:

			Percent	Biotech`s
		Percent	of Direct	Proportion
	Country of	of Direct	& Indirect	of Voting
Subsidiary Name	Incorporation	Ownership	Ownership	Power

Biotech Laboratories Inc.	Canada	100.0%	100.0%	100.0%
401718 B.C. Ltd. (formerly
Biotech Holdings Inc.)	Canada	100.0%	100.0%	100.0%
314202 B.C. Ltd	Canada	100.0%	100.0%	100.0%
Volkspharm Healthcare Incorporated	Canada	0.0%	37.5%	50.0%
Volque Pharmaceutical Company Ltd.	China	40.0%	59.1%	59.1%
Smith Rothe Pharmaceutical, Inc.	Barbados	75.0%	75.0%	75.0%

During the year ended March 31, 2006, Smith Rothe incorporated an operating company in Mexico, Pharmaroth Latin America S.A. de C.V. to co-ordinate the production and marketing of Sucanon in Mexico.

D. Description of Property

Manufacturing Facility

In January, 2004 the Company leased a location in the Vancouver, BC area, totaling approximately 2,400 square feet, for housing equipment and facilities for production of pre-mix powder for Sucanon, which is at present the Company`s sole product.

The equipment in the former manufacturing facility was moved out of the former production facilities and equipment not related to the production of the Type II Diabetes drug has been stored and is held for resale. The proceeds from the equipment sale will be applied to secured outstanding debts of the Company.

There are a number of related-party notes payable issued which have been collateralized by the assets of this facility totaling approximately $1.532 million (2006: $0.643 million). (See Note 6 of the Consolidated Financial statements attached.)

Tableting, Filling and Packaging

When the Company discontinued its lotions and creams operation in fiscal 2003, the Company retained critical pieces of equipment for manufacture of Sucanon pre-mix powder and for quality control of ingredients and the final product. This equipment, plus the subsequent purchases of additional equipment is adequate to meet production requirements of Sucanon in the Mexico and other Latin American markets.

Sales and Administration Office

The sales and administration office is a 2,600 square foot leased premises located in suburban Vancouver. The use of this office is expected to be meet the Company`s requirements at least for the next three years.

Item 5 Operating and Financial Review and Prospects

A. Operating Results

US Generally Accepted Accounting Principles

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Differences with generally accepted accounting principles in the United States ("U.S. GAAP"), are set forth in Note 18 to the Consolidated Financial Statements of the Company (Item 17 of this Form 20F). Some accounting policies have a significant impact on the amounts reported in these financial statements. The Consolidated Financial Statements includes a section describing the Company`s significant accounting policies

Year Ended March 31, 2007 Compared

With Year Ended March 31, 2006

Operating Results

Revenues from the sale of Sucanon in the year ended March 31, 2007 were $336,595 which resulted in a Gross Profit of $224,847. The revenues in the year ended March 31, 2006 were $482,840 and the Gross Profit was $335,553. Management is disappointed with the $146,245 (30.2%) decline in revenues in comparison with the prior year. The following factors contributed to the decline:

Because the Company had had future performance obligations to meet prior to recognizing initial sales, revenues in the prior year included $50,278 in shipments made in the period from December 2004 to March 31, 2005;

Revenues in the year ended March 31, 2006 included initial orders from retailers which, by their nature, are larger than repeat orders;

The Company severely constrained its advertising during the quarter as it had a lack of capital partially caused by its not trading on the Company`s exchange in Canada. This factor severely impacted sales. Trading in the Company`s shares resumed in August 2006.

The Company had a dispute with its independent marketing Company since early 2006 due to the latter`s under-performance. In September 2006, the Company assumed the responsibility for the marketing of Sucanon in Mexico. The marketing company continues to sell Sucanon to the customers that it introduced during 2005.

As is discussed below, with the change in marketing efforts and the resumption of advertising, revenues in the quarter ended December 31, 2006 rebounded and this trend continued through the fourth quarter.

Operating expenses totaled $1,958,836 representing a $490,319 (20.0%) decrease from the $2,449,155 expenses incurred in the year ended March 31, 2006. Amortization declined from $610,112 in 2006 to $436,446. Technology interests were fully amortized in the year which accounted for the $173,666 decline.

Stock based compensation decreased from $366,277 to $283,383 in the year after considering the prior period adjustment to stock-based compensation.

Professional fees increased from $64,728 to $112,800 because the 2007 amount includes the audit fees for 2006 and a $50,000 accrual for the current audit.

Operating expenditures include $321,426 (2006 - $571,985) in product marketing costs. In the first 3 quarters of the fiscal year ended March 31, 2006, these expenditures were included in amounts receivable because they were considered to be advances to the marketing company for advertising and were wholly repayable once sales levels reached a certain contracted level. During the 2006 year-end audit, management and the audit committee met to review developments with regard to these amounts. This review led to a determination to expense a significant portion ($571,985) of these advances in the quarter ended March 31, 2006

The net loss for the year ended March 31, 2007 was $1,534,895 (2006: $2,019,378) and the loss per common share was $0.02 for both periods.

Financial Highlights

The loss from operations for the year ended March 31, 2007 was $1,733,989 (2006: $2,095,602) and after adding back non-cash items, Operations used $837,255 (2006: $1,140,259). The $793,616 (2006: $151,212) increase in due to related parties provided financing to maintain operations. There were no shares issued during the 2007 fiscal year, however, the Company raised a net of $573,786 in cash through the issuance of shares through private placements and stock options during the 2006 fiscal year.

The Company has incurred recurring operating losses and has an accumulated deficit of $31,273,810 and a Shareholders` Deficiency of $3,009,011 at March 31, 2007. These factors, among others, raise doubt about the Company`s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company`s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management`s intention to continue using debt and equity to finance planned capital expansion and initial market development in Mexico and Latin America and other markets and operations until such time as the Company`s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

As at March 31, 2007, the Company had cash and deposits totaling $23,358.

Year Ended March 31, 2006 Compared

With Year Ended March 31, 2005

Operating Results

Shipments of the Company`s Type II Diabetes drug Sucanon started in December 2004. Due to unexpected delays in the launch of the TV advertising campaign for Sucanon, it was felt that a retailer would have had a reasonable expectation that the advertising should have started sooner and that the Company therefore had future performance obligations to meet prior to recognizing the $50,278 sales to March 31, 2005. The shipments from December 2004 to June 30, 2005 were therefore recognized as revenue in the quarter ended June 30, 2005, when the TV advertising campaign began (May 26, 2005).

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

The net loss for the year was $2,019,378 which was $442,568 (28.1%) higher than the $1,576,810 loss incurred in the year ended March 31, 2005.

Financial Highlights

Operating activities used $1,140,259 (2005: $753,058) in cash while financing activities provided $724,998 (2005: $795,959) in cash flow and investing activities provided $42,936 (2005: $21,072) in cash. As a result cash decreased $372,325 (2005: increased $63,973) in the year. As at March 31, 2006, the working capital deficiency was $2,083,586 (2005: $1,644,095).

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management`s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company`s operations are self-sustaining.

During the year ended March 31, 2006, the Company issued a total of 2,095,202 common shares for consideration of $638,431 ($573,786 net of private placement finder`s fees). After taking into account the $2,019,378 loss in the year, and adding back the $366,277 in stock-based compensation expense and the common share issuances, the shareholders` deficiency has increased from $678,184 as at March 31, 2005 to $1,757,499 as at March 31, 2006.

Foreign Currency Fluctuations

The Company`s main source of revenues and purchases are from Canada and the United States. The Canadian dollar has not been subjected to wide fluctuations when compared to the US dollar. As a result, foreign exchange has not had a material effect on the Company`s operations.

Legal Proceedings

On December 12, 2002, the Company filed a proposal under federal creditor protection legislation in Canada. The purpose of the filing of the proposal was to protect the interests of all stakeholders of the Company from an action taken by the landlord of Laboratories. The lease of the plant was in the Company`s name. The landlord in question undertook to seize Laboratories assets and the filing of the proposal prevented the landlord`s seizure from continuing.

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

The Company is the subject of legal disputes arising from the normal course of business. In 1998, Cheron Holdings Ltd., one of Holdings` previous suppliers, filed a claim against Biotech Holdings Inc. in B.C. Supreme Court, Kamloops Division, for $711,000 which exceeds the payable amount on Holdings` books by approximately $250,000. This supplier is claiming non-payment of outstanding amounts. Management has issued a $1 million counter claim to this suit. On September 11, 1998 Holdings sold the operational assets to Biotech Laboratories Inc., another subsidiary of Biotech, in exchange for the assumption of $2,000,000 in collateralized debts on the books of Holdings. This action was taken in order to continue operations until settlement of both the claim and the counter suit. The operations of Holdings are now being carried on by Laboratories. The outcome of the legal disputes is not determinable; however, in the opinion of management, they would not have a material adverse financial impact on the Company. There has been no legal activity on this claim since the filing of the Company`s $1 million counter claim.

Governmental, Economic, Fiscal and Political Influences

None of the above influences have materially affected the operations of the Company in the past. Canada is an original partner in the North American Free Trade Agreement (NAFTA) and as a result enjoys the economic benefits that this agreement provides.

B. Liquidity and Capital Resources

As referred to previously, the Company has incurred operating losses in each of the last three fiscal years and has an accumulated deficit of $31,273,810 and a Shareholders` Deficiency of $3,009,011 at March 31, 2007. These factors, among others, raise substantial doubt about the Company`s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company`s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management`s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company`s operations are self-sustaining.

The loss from operations for the year ended March 31, 2007 was $1,733,989 (2006: $2,095,602) and after adding back non-cash items, Operations used $837,255 (2006: $1,140,259). The $793,616 (2006: $151,212) increase in due to related parties provided financing to maintain operations. There were no shares issued during the 2007 fiscal year, however, the Company raised a net of $573,786 in cash through the issuance of shares through private placements and stock options during the 2006 fiscal year.

As at March 31, 2007, the Company had cash and deposits totaling $23,358.

Commitments for Capital Expenditures

The Company has not made any material commitments for capital expenditures during the year or during the subsequent interim period.

C.   Research and Development

Research expenditures are expensed in the year in which they are incurred. During fiscal 2007 the Company expensed $Nil (2006 - $Nil and 2005 - $5,576) in drug related research costs.

It is the Company`s policy to defer all costs that relate to the development of new products where management is satisfied as to the technological, commercial and financial viability of individual products. These costs are amortized on a straight-line basis over a five year period. All deferred development costs were fully amortized in the year ended March 31, 2005 and no additional amounts were capitalized.

D. Trend Information

The Company intends to maintain fixed monthly overhead in the $165,000 range during the balance of the 2008 fiscal year while focusing on advancing Sucanon production and distribution primarily on markets in Latin America. Maintenance of overhead at these relatively low levels is expected to be achieved by limiting any expansion of overhead at the head office in Vancouver and the subsidiary office in Mexico City while sub-contracting sales and marketing to arms` length companies in the Latin American markets where Sucanon is planned to be launched as part of the ongoing expansion of Sucanon distribution.

Mexico, where Sucanon is currently distributed, is the eighth-largest pharmaceutical market in the world by dollar value. In June 2007, the Company signed an agreement for distribution of Sucanon in four other Latin American markets, specifically Colombia, Peru, Ecuador and Costa Rica, all of which have the elevated prevalence of Type II Diabetes that typifies Latin America. In all of these countries, the Company intends to submit essentially the same regulatory information that has led to regulatory approval in Mexico. Given that sales in these markets are projected to have relatively high profit margins, entry into these markets would likely have a significantly positive effect on both the Company`s revenues and its bottom line.

The Company has been working to also open markets in Argentina, Brazil and Chile.

The Company has also started discussions with a potential distributor for some markets in the Middle East including the United Arab Emirates and has been advised that no regulatory approval is necessary for the sale of Sucanon in this market. There is no assurance, however, that sales in this market will occur or will be material.

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

The compensation paid to the Company`s directors, officers and senior management during the fiscal period ended March 31, 2007 was $317,481.

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

Stock options were the only form of directors compensation in fiscal 2007 (see "Options to Purchase Securities from Company or Subsidiaries - Stock Options"). No stock options were exercised during the year ended March 31, 2007.

Apart from the above, the Company does not have any service contracts with any Director or provide any benefits upon termination of employment.

The Company`s audit committee consists of three independent Directors Mr. Johan de Rooy, FCA, Committee Chairman, Mr. Art Cowie (since February, 2006) and Mr. Ross Wilmot (since June 2006) together with Mr. Robert Rieveley, the Company`s President and Chief Executive Officer. The audit committee meets with the Company`s independent auditors annually where the role and responsibilities of both the auditor and the committee are reviewed. The independent Directors also meet with the auditor separately from management to discuss any outstanding issues. The Committee also meets on a quarterly basis to review and discuss the quarterly financial statements. All financial statements are approved by the Committee and their recommendations for approval are passed on to the Board of Directors for final approval.

The Company`s Compensation Committee consists of the three independent Directors and Mr. Robert Rieveley. The charter of the Committee is as follows:

Biotech Holdings Ltd. (the "Company")

Compensation Committee

The Compensation Committee`s Mandate is to report to and to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues and making recommendations and/or reports to the Board. Because of the small size of the Company and the Board, the responsibilities of the Committee are:

Annually review the compensation packages for the officers of the Company;

On an on-going basis, review any salary, budget, and succession recommendations from the C.E.O.;

Negotiate and set the compensation package for any new officer hired by the Company.

The Committee will set its owns terms of reference for the above, as they see fit, depending on the resources of the Company.

Composition

a. The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board after each Annual General Meeting and may be removed by the Board at its discretion.

b. To the extent possible, the majority of the members shall be independent directors.

c. The members of the Committee shall elect a Chairman from among their number.

d. The Committee shall appoint one member to act as Secretary.

Quorum

Because of the small size of the Committee, all three directors must be present at each meeting in order to have a quorum.

Meetings

Meetings should be held at least semi-annually or may be called by a director if necessary. There should be 48 hours notice given, with the agenda prepared by the Chair of the Committee.

D Employees

At March 31, 2007 the Company had 5 (2006 - 5; 2005 - 5) employees in Canada and 3 in Mexico (2006 - 2; 2005 - Nil). Temporary employees are periodically required in periods of high volume production. The Company is not unionized.

E Share Ownership

The following is a list of Common Shares held by the directors, officers and employees referred to in Item 6 A. above as at August 23, 2007 (the Company`s record date for its Annual General Meeting):

Directors, Officers and Employees	Common	Percent	Series I	Percent	Total	Percent
	Shares	of	Convertible	of	Voting	of
	Held	Common	Preferred	Preferred	Shares Held	Voting
	or	Shares	Shares	Shares	or Controlled	Shares
	Controlled		Held

Robert Rieveley, C.E.O. (1)	20,336,531	22.0%	13,806,907	100.0%	34,143,438	32.2%
Gale Belding, Director, Executive V.P.	310,000	0.3%			310,000	0.3%
Johan de Rooy, Director	1,247,000	1.4%			1,247,000	1.2%
Art Cowie, Director	55,000	0.1%			55,000	0.1%
Cheryl Rieveley, Director (1)	0	0.0%			0	0.0%
Ross Wilmot, Director	0	0.0%			0	0.0%

Lorne Brown, C.F.O.	50,000	0.0%			50,000	0.0%

Total Held	21,998,531	23.8%	13,806,907	100.0%	35,805,438	33.8%

Shares outstanding at Record Date	92,238,112		13,806,907		106,045,019

(1) Shares held directly and indirectly by the Rieveley Family Trust. Robert and Cheryl Rieveley are directors and officers of Biotech Holdings Ltd. They also have a beneficial interest in the Rieveley Family Trust which is owed over $1,532,000.

The following table provides a list of stock options outstanding, granted, exercised and expired during the year ended March 31, 2007:

					----------------	Directors	& Officers	Only--------
Grant	Vest	Expiry	Option	Total	Directors	Expired	Granted	Directors	Total
Date	Date	Date	Price	Outstanding	& Officers	in Year	in Year	& Officers	Outstanding
				31-Mar-06	Outstanding			Outstanding	31-Mar-07
					31-Mar-06			31-Mar-07
11-Aug-04	11-Feb-05	11-Aug-06	$ 0.540	25,000					0
11-Aug-04	11-Aug-05	11-Aug-06	$ 0.540	25,000					0
11-Aug-04	11-Aug-06	11-Aug-06	$ 0.540	25,000					0
26-Aug-04	26-Feb-05	26-Aug-06	$ 0.660	50,000					0
26-Aug-04	26-Aug-05	26-Aug-06	$ 0.660	50,000					0
26-Aug-04	26-Feb-06	26-Aug-06	$ 0.660	50,000					0
24-Nov-04	24-Apr-06	24-Mar-07	$ 0.550	700,000	500,000	500,000		0	0
24-Nov-04	24-Apr-07	24-Mar-08	$ 0.550	1,190,000	900,000			900,000	1,190,000
22-Feb-06	22-Jun-06	22-Feb-08	$ 0.135	300,000	300,000			300,000	300,000
23-Jun-06	22-Oct-06	22-Jun-08	$ 0.160				560,000	560,000	896,000
23-Jun-06	22-Oct-06	22-Jun-08	$ 0.100				430,000	430,000	545,000
26-Jun-06	26-Oct-06	25-Jun-08	$ 0.100				300,000	300,000	300,000
23-Nov-06	23-Mar-07	23-Nov-08	$0.10 USD				0	0	275,000
				2,415,000	1,700,000	500,000	1,290,000	2,490,000	3,506,000

A breakdown of outstanding options as at March 31, 2007 to Directors and Officers was as follows:

Grant Date		24-Nov-04	22-Feb-06	23-Jun-06	23-Jun-06	26-Jun-06
Exercise Date		24-Apr-07	22-Jun-06	22-Oct-06	22-Oct-06	26-Oct-06
Expiry Date		24-Mar-08	22-Feb-08	22-Jun-08	22-Jun-08	25-Jun-08
Option Price		$0.55	$0.135	$0.16	$0.10	$0.10	Total

Cheryl Rieveley	Director	120,000	0	90,000	70,000	0	280,000
Gale Belding	Director	120,000	0	0	70,000	0	190,000
Johan de Rooy	Director	100,000	0	90,000	50,000	0	240,000
Robert Rieveley	Director & C.E.O.	500,000	0	190,000	150,000	0	840,000
Art Cowie	Director	0	300,000	0	50,000	0	350,000
Ross Wilmot	Director	0	0	0	0	300,000	300,000
Lorne Brown	C.F.O.	60,000	0	190,000	40,000	0	290,000

TOTAL		900,000	300,000	560,000	430,000	300,000	2,490,000

There are no arrangements involving the employees in the capital of the company, including any arrangement involving the issue or granting of options or shares or securities of the Company.

Private Placements and Common Share Warrants

There were no private placements issued during the year ended March 31, 2007.

During the year ended March 31, 2006, the Company completed with related party investors ("the Investors") a private placement of 2,020,202 common shares for gross proceeds of $621,181 cash (net proceeds of $556,536 after a finders fee of $64,645). The Investors also received 2,020,202 warrants to acquire common shares at $ 0.40 per share, expiring on October 6, 2006.

Warrants to Purchase Common Shares

The following table summarizes the number of fully exercisable common share warrants outstanding and the exercise price thereof:
	2007	2006	2005

Outstanding, beginning of year	3,548,682	3,244,146	1,826,777
Issued at $0.400 per share
expiring October 6, 2006	-	2,020,202	-
Issued at $0.55 per share
expiring December 16, 2006	-	-	1,528,480
Expired January 27, 2006 $0.375	-	(1,715,666)	-
Expired October 6, 2006 $0.400	(2,020,202)
Expired December 16, 2006 $0.550	(1,528,480)	-	(111,111)

Outstanding, end of year	-	3,548,682	3,244,146

There were no outstanding warrants to purchase common shares at March 31, 2007.

Preferred Shares and Outstanding Warrants

At March 31, 2007 and 2006, 13,806,907 convertible preferred shares were outstanding from the exercise of preferred share warrants during 2004. No cash dividend has been declared to date. However, the 8% per annum dividend on these shares for the year ended March 31, 2006 would have amounted to $110,455 (2006: $110,455; 2005: $110,455). The cumulative effect to March 31, 2007 of the dividend at 8% per annum from date of issuance would have amounted to $399,265. This would have an insignificant effect on net loss or on basic and diluted loss per share.

No preferred share purchase warrants were outstanding or exercisable as of March 31, 2007, 2006 or 2005.

Item 7 Major Shareholders and Related Party Transactions

A Major Shareholders

On December 14, 1995, the shareholders of Conserve, now the Company, approved the acquisition of Holdings. Control of the Company changed upon the closing of the share exchange on January 25, 1996 (see Exhibit 3.1 previously filed with the March 31, 1996 Form 20F). With the issuance of 15,000,000 of a total of 18,241,665 common shares, the shareholders of Holdings then held approximately 82% of the issued and outstanding shares of the Company. As at the Annual General Meeting ("AGM") record date (August 23, 2007), the Company had a total of 92,238,112 (2006: 92,229,512) common shares issued and outstanding. Also, there were 13,806,907 Series I Convertible Preferred Shares issued and outstanding on March 31, 2007 and 2006. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.

Class of Shares		Shares Owned	Percent of	Percent Held	Percent Held
		Aug. 23, 2007	Class	In 2006	In 2005

Common	Rieveley Family Trust	20,336,531	22.0%	22.1%	21.3%

	Total Outstanding Shares
	as of AGM record date	92,238,112	92,229,512	92,229,512	92,229,512

Preferred	Rieveley Family Trust	13,806,907	100.0%	100.0%	100.0%

Total Voting Shares	Rieveley Family Trust	34,143,438	32.2%	31.5%	31.5%

	Total Outstanding Shares
	as of AGM record date		106,045,419	106,036,419	106,036,419

The major shareholders of the Company do not have different voting rights in comparison with other shareholders.

U.S. Shareholders

The following table indicates the approximate number of registered holders of common shares with United States addresses and the portion and percentage of common shares so held in the United States. On August 23, 2007 (the record date for the Annual General Meeting), 92,238,112 common shares were outstanding.

Total Number Of Registered Holders 254	Number of U.S. Registered Holders 209	Number of Registered Common Shares Held in the U.S. 8,586,426	Percentage of Registered Common Shares Held in the U.S. 9.3%

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

Control

Except as disclosed above, to the best of the Company`s knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), any foreign government, or by any other natural or legal person(s) severally or jointly. Furthermore, the company is not aware of any arrangements for the change of control of the Company or subsequent arrangements that would result in a change of its control.

B Related Party Transactions

Allburg Holdings Inc. ("Allburg"), previously known as Wanchi Inc., has been granted an exclusive license to manufacture and sell the Company`s Type II Diabetes drug Sucanon, make any claims and to use all patent rights in all countries outside Oriental Asia. As a condition of this license Allburg must sub-license these rights, and this sub-license may only be granted to companies that are at least 50% owned by the Company (see Exhibit 3.8 to the Company`s Registration Statement previously filed with the March 31, 1996 Form 20-F). During 1999, Allburg sold a 25% interest in Sucanon to Immunis Corp. In January 2001, the Company purchased that 25% interest from Immunis Corp. by issuing 8,613,419 of its common shares at $0.26 per share to Immunis Corp. Pursuant to US GAAP, shares should be valued at the date of issue. The closing price of 26 cents per share represents a 12 percent discount of the weighted average share price before and after the date of the transaction. As per the above analysis, the number of shares issued represents a discount from their intrinsic worth.

Note 10 to the Consolidated Financial Statements highlights the following amounts paid or payable to related parties based on exchange values which represented the amounts agreed upon by the related parties:

	2007	2006	2005

Management fees paid to an officer/director	$ 144,000	$ 144,000	$ 144,000
Salaries and benefits paid to officers and directors	173,481	172,976	127,032
Interest accrued on Notes Payable (Note 6)	96,833	56,766	63,239
Rent and services paid to companies controlled by
directors	81,943	86,216	98,795

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

Secured Debt controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

The following notes bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company:

Balance Mar 31, 2007
R Rieveley & Associates	$ 1,273,245
Wenroth Limited ("Wenroth")	15,453
InReg Corporation ("InReg")	110,221
Allburg Holdings ("Allburg")	133,878

The General Security Agreements mentioned above have been registered with the Personal Property Security Registry in Victoria, B.C. Once the respective loans are paid in full the registration becomes null and void.

#20 Seabright Holdings Ltd. indirectly finances the Company as it owns the shares of Allburg, InReg, and Wenroth making it the Company`s largest creditor. Additionally, #20 Seabright Holdings Ltd. is a secured creditor of the Company through its ownership of Allburg, InReg and Wenroth. The terms and amounts due to Allburg, InReg and Wenroth are described above.

In addition to interest charged on the above-mentioned notes, the Company had the following transactions with the secured creditors:

The Company retains the services of Mr. Rieveley through an employment agreement with his company, R Rieveley & Associates. Management Fees paid to R Rieveley and Associates in the year ended March 31, 2007 amounted to $144,000. During the year ended March 31, 2007 R Rieveley and Associates advanced $815,442 to the Company.

In November 2005, the Company agreed to a private placement with a related party. The private placement, for the purchase of 984,666 common share units, was subject to the approval of the TSX Venture Exchange. Each unit included a common share and a warrant to purchase an additional common share at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at December 31, 2006 the shares had not been issued and the amount received ($118,160) has been included in amounts due to related parties. On August 30, 2006, trading in the Company`s shares resumed on the TSX Venture Exchange. During the quarter ended December 31, 2006, this private placement was cancelled and in February 2007, the Company agreed to combine the funds with the interest bearing note payable.

.

The Company owns 75% of Smith Rothe Pharmaceutical Inc. ("Smith Rothe"). Smith Rothe has been granted an exclusive license to sub-contract the manufacture and marketing of the Company`s Type II diabetes drug Sucanon make claims and to use all patent rights in countries outside Oriental Asia. The 25% non-controlling interest of Smith Rothe is held by Allburg and the 25% amount earned by the non-controlling interest will be reflected as single line items on both the Consolidated Balance Sheet and Consolidated Statements of Operations once marketing profits are realized.

Other companies controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

Notes payable to RCAR Investment Ltd., are unsecured, bear interest at the rate of 8% per annum compounded annually and due on demand. As of March 31, 2007 the Company owed RCAR $298,399.

Sucanon is manufactured on behalf of the Company by a private company controlled by R. Rieveley. The manufacturing process is performed by employees of the Company. The private company transfers Sucanon to the Company at cost and receives no profit for this manufacturing operation. The Company uses this private company to maintain confidentiality regarding the manufacturing process for Sucanon. As of March 31, 2007, the Company owed the private company $5,556.

First Choice Communications provides the Company with office space and computer services. Expenses paid to this company for services in the year ended March 31, 2007 totaled $47,477.

Penne Investments Services Inc. ("Penne") provides financing to the Company via loans. As March 31, 2007 the Company had no amounts owing to Penne.

Due to Related Parties

The following table summarizes amounts due to related parties on March 31 of each year:

	2007	2006	2005
Due to Related Parties - Unsecured
Amounts due to a director and companies controlled by a
director are unsecured, payable on demand and bear no
interest.	$ 11,353	$ 33,179	$ 33,097

Notes payable to a company controlled by the Company`s
president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During 2007 $22,104
(2006 - $20,466; 2005 - $18,950) in interest was accrued.	298,399	276,295	255,829
Total Unsecured	$ 309,752	$ 309,474	$ 288,926

Due to Related Parties - Secured

Notes payable bearing interest at a rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the year ended March 31, 2007, the notes were increased by advances of $815,442 (2006: $37,000, 2005: $1,100) increased with the addition of the $118,160 non-interest bearing balance owing at
March 31, 2006and were reduced by $Nil (2006-$Nil) paid directly to the lender.

During the year ended March 31, 2007, interest expense of $74,729
was accrued (2006: $36,300; 2005: $44,289)	1,532,797	524,466	451,166

Amounts advanced by a company controlled by a Director secured by a general security agreement, non-interest bearing and payable on demand. During the year ended March 31, 2007, the balance was
combined with the interest bearing note payable	0	118,160	0
Total Secured	1,532,797	642,626	451,166

Total Due to Related Parties	$ 1,842,549	$ 952,100	$ 740,092

Item 8 Financial Information

Audited Consolidated Financial Statements for March 31, 2007, together with the report of the auditors are attached at the end of this filing. The Consolidated Balance Sheets provide a two year comparison, all other statements provide three year comparative statements.

Sales and capital assets by geographic region are summarized in Note 15 of the Audited Consolidated Financial Statements.

Legal Proceedings

On December 12, 2002, the Company filed a proposal under federal creditor protection legislation in Canada. The purpose of the filing of the proposal was to protect the interests of all stakeholders of the Company from an action taken by the landlord of Laboratories. The lease of the plant was in the Company`s name. The landlord in question undertook to seize Laboratories assets and the filing of the proposal prevented the landlord`s seizure from continuing.

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

The Company is the subject of legal disputes arising from the normal course of business. In 1998, Cheron Holdings Ltd., one of Holdings` previous suppliers, filed a claim against Biotech Holdings Inc. in B.C. Supreme Court, Kamloops Division, for $711,000 which exceeds the payable amount on Holdings` books by approximately $250,000. This supplier is claiming non-payment of outstanding amounts. Management has issued a $1 million counter claim to this suit. On September 11, 1998 Holdings sold the operational assets to Biotech Laboratories Inc., another subsidiary of Biotech, in exchange for the assumption of $2,000,000 in collateralized debts on the books of Holdings. This action was taken in order to continue operations until settlement of both the claim and the counter suit. The operations of Holdings are now being carried on by Laboratories. The outcome of the legal disputes is not determinable; however, in the opinion of management, they would not have a material adverse financial impact on the Company. There has been no legal activity on this claim since the filing of the Company`s $1 million counter claim.

Dividend Policy

The Company has not paid dividends on the common shares in any of its last three fiscal years. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company`s financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

Significant Changes

There have been no significant changes to the Company`s operations since March 31, 2007.

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

On December 6, 2005 it was announced that trading in the Company`s shares was halted on the TSX Venture Exchange pending the appointment of two independent directors to the Company`s board of directors satisfactory to the Exchange, including possessing the requisite degree of positive public company experience.

On February 2, 2006 it was announced that the TSX Venture Exchange had upgraded its halt trading announced in December to a suspension of trading in the Company`s shares on the Exchange. The Company had presented one directorial candidate who was accepted by the Exchange. (Subsequent to March 31, 2006, the Exchange accepted a second directorial candidate.)

As of August 30, 2006, the Company shares resumed trading on the TSX Venture Exchange.

The following summarizes the high and low prices and the combined trading volume of the Company`s common shares on the TSX Venture Exchange from March to August, 2007.
Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Monthly Data (last six months)
March 2007	0.075	0.060	189,400
April 2007	0.150	0.070	2,964,500
May 2007	0.150	0.100	1,483,100
June 2007	0.240	0.130	3,287,600
July 2007	0.200	.0150	619,300
August 2007	0.190	0.120	770,500

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Quarterly Data
June 30, 2007	0.240	0.070	7,735,200
March 31, 2007	0.085	0.055	3,178,593
December 31, 2006	0.075	0.045	2,000,820
September 30, 2006	0.130	0.055	1,509,607
June 30, 2006			Halted
March 31, 2006			Halted
December 31, 2005	0.270	0.110	7,049,200
September 30, 2005	0.420	0.190	5,006,900
June 30, 2005	0.590	0.380	3,940,550

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Past 5 Years Annual Data
Year ended March 31,
2007	0.130	0.045	6,689,020
2006	0.420	0.110	12,056,100
2005	1.230	0.350	30,815,600
2004	1.030	0.040	48,052,010
2003	0.140	0.020	14,685,088

The following summarizes the high, low and closing prices of the Company`s common shares on the NASD - OTC-BB:

Monthly Data (last six months):
Date	High (US$)	Low (US$)	Close (US$)
August 2007	0.16	0.12	0.14
July 2007	0.17	0.15	0.16
June 2007	0.21	0.12	0.17
May 2007	0.13	0.08	0.11
April 2007	0.14	0.05	0.12
March 2007	0.06	0.05	0.06

Quarterly Data:
Date Range	High (US$)	Low (US$)	Close (US$)

April - June 2007	0.21	0.08	0.17
January - Mar. 2007	0.07	0.04	0.06
October - Dec. 2006	0.06	0.05	0.05
July - Sept. 2006	0.11	0.05	0.06
April - June 2006	0.11	0.06	0.07
January - Mar. 2006	0.15	0.08	0.10
October - Dec. 2005	0.22	0.08	0.10
July - Sept. 2005	0.34	0.17	0.21
April - June 2005	0.48	0.29	0.32

On August 23, 2006, 92,238,112 Common Shares and 13,806,907 Series I Convertible Preferred Shares were outstanding.

There have been no significant trading suspensions on the OTC-BB in the past three years. However, as mentioned previously, on December 6, 2005 it was announced that trading in the Company`s shares was halted on the TSX Venture Exchange pending the appointment of two independent directors to the Company`s board of directors satisfactory to the Exchange, including possessing the requisite degree of positive public company experience.

On February 2, 2006 it was announced that the TSX Venture Exchange had upgraded its halt trading announced in December to a suspension of trading in the Company`s shares on the Exchange. The Company had presented one directorial candidate who was accepted by the Exchange. (Subsequent to March 31, 2006, the Exchange accepted a second directorial candidate.)

As of August 30, 2006, the Company shares resumed trading on the TSX Venture Exchange.

Item 10 Additional Data

A Share Capital

This information is not required to be provided because it is an annual report filing.

B Memorandum and Articles of Association

The Company`s Articles of Incorporation. Bylaws and other agreements were filed with the Company`s original 20-F filing received by the SEC on March 11, 1997.

C Material Contracts

The Company has not entered into any material contracts in the past two years other than during the ordinary course of business or have been previously disclosed in this filing.

D Exchange Controls

Canada has no system of currency exchange controls. There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company`s securities.

There is no limitation on the right of non-resident or foreign owners to hold such securities or vote, imposed by Canadian law or by the charter or other constituent documents of the Company, as to the common shares of the Company to be registered hereunder.

The Company`s accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

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

H Documents on Display

The Company`s Articles of Incorporation. Bylaws and other agreements were filed with the Company`s original 20-F filing received by the SEC on March 11, 1997.

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

Item 15 [Reserved]

Not applicable.

Item 16 [Reserved]

Not applicable.

CONTROLS AND PROCEDURES

As of March 31, 2007, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC`s rules and forms. Our management necessarily applied its judgement in assessing the costs and benefits of those controls and procedures, which by their nature can provide only reasonable assurance regarding management`s control objectives.

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

The Consolidated Financial Statements are filed as part of this registration statement.

Financial Statements

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Company	Page(s)

Report of Independent Registered Chartered Accountants	50

Comments by Independent Registered Chartered Accountants for U.S. Readers
on Canada-United States of America Reporting Differences	51

Consolidated Balance Sheets as of 31 March 2007 and 2006	52

Consolidated Statements of Operations for the fiscal years ended March 31, 2007, 2006
and 2005	53

Consolidated Statement of Changes in Shareholders` Deficiency for the fiscal years
ended March 31, 2007, 2006 and 2005	54

Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2007, 2006
and 2005	55

Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements	56 - 80

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

I, Robert B. Rieveley, the President and Chief Executive Officer of Biotech Holdings Ltd., certify that:

I have reviewed this Annual Report ("report")on Form 20-F for the fiscal year ended March 31, 2007 of Biotech Holdings Ltd. (the "Company")

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

The company`s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

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

Evaluated the effectiveness of the company`s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by his report based on such evaluation; and

Disclosed in this report any change in the company`s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company`s internal control over financial reporting; and

The company`s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company`s auditors and the audit committee of the company`s board of directors (or persons performing the equivalent functions):

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company`s ability to record, process, summarize and report financial information; and

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company`s internal control over financial reporting.

Date: 22 September, 2007

/s/ Robert B. Rieveley

Robert B. Rieveley,

President and Chief Executive Officer

CERTIFICATION required by Rule 13a-14(b) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)
(17 CFR 240.15d-14(a)) under the Securities and Exchange Act of 1934, as amended

I, Lorne D. Brown, the Chief Financial Officer of Biotech Holdings Ltd., certify that:

I have reviewed this Annual Report ("report")on Form 20-F for the fiscal year ended March 31, 2007 of Biotech Holdings Ltd. (the "Company")

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

The company`s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

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

Evaluated the effectiveness of the company`s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by his report based on such evaluation; and

Disclosed in this report any change in the company`s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company`s internal control over financial reporting; and

The company`s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company`s auditors and the audit committee of the company`s board of directors (or persons performing the equivalent functions):

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company`s ability to record, process, summarize and report financial information; and

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company`s internal control over financial reporting.

Date: 22 September, 2007

/s/ Lorne D. Brown

Lorne D. Brown,

Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. Section 1350 as adopted pursuant to Section 906
Of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Biotech Holdings Ltd. (the "Company") on Form 20-F for the year ended March 31, 2007, as filed with the Securities Exchange Commission on the date hereof (the "REPORT"), I, Robert B. Rieveley, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September __22___, 2007

/s/ Robert B. Rieveley

______________________________________

Robert B. Rieveley, President and C.E.O.

CERTIFICATION PURSUANT TO
18 U.S.C. Section 1350 as adopted pursuant to Section 906
Of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Biotech Holdings Ltd. (the "Company") on Form 20-F for the year ended March 31, 2007, as filed with the Securities Exchange Commission on the date hereof (the "REPORT"), I, Lorne D. Brown, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September _22__, 2007

/s/ Lorne D. Brown

______________________________________

Lorne D. Brown, C.F.O.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date _22 September, 2007

Biotech Holdings Ltd.

/s/ Robert B. Rieveley

__________________________

Robert B. Rieveley, President

and Chief Executive Officer

Biotech Holdings Ltd.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended March 31, 2007 and 2006

Biotech Holdings Ltd.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended March 31, 2007 and 2006

Contents

Report of Independent Registered Chartered Accountants 3

Consolidated Financial Statements

Balance Sheets                                                                                                         4

Statements of Operations                                                                                      5

Statement of Changes in Shareholders` (Deficiency)                                       6

Statements of Cash Flows                                                                                     7

Summary of Significant Accounting Policies                                            8 - 12

Notes to the Financial Statements                                                           13 - 33

Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

AUDITORS` REPORT

To the Shareholders of Biotech Holdings Ltd.:

We have audited the consolidated balance sheet of Biotech Holdings Ltd. as at March 31, 2007 and the consolidated statement of operations and deficit, changes in shareholders` equity, and cash flow for the year then ended. These consolidated financial statements are the responsibility of the company`s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board ("PCAOB")(United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The audited financial statements as at March 31, 2006 and for the year then ended were examined by other auditors who expressed an opinion without reservation on those statements in their report dated July 26, 2006.

Comments by Auditors for U.S. Readers on Canada - United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company`s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated July 20, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors` report these are adequately disclosed in the financial statements.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC, Canada

July 20, 2007

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of International. A world-wide organization of accounting firms and business advisors.

Biotech Holdings Ltd.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)
March 31	2007	2006

Assets

Current
Cash and cash equivalents	$ 23,358	$ 68,279
Accounts receivable - net	164,573	52,214
Advances - net (Note 2)	0	75,000
Inventory	10,823	49,647

	198,754	245,140
Property and equipment
Continuing operations (Note 3)	115,264	128,492
Held for resale (Notes 3 and 14)	1	1

Technology interests (Note 4)	1	421,937

	$ 314,020	$ 795,570

Liabilities and Shareholders` (Deficiency)
Liabilities

Current
Accounts payable and accrued liabilities (Notes 13 and17)	$ 1,256,139	$ 1,376,626
Due to related parties (Note 6)	1,842,549	952,100

	3,098,688	2,328,726

Notes payable (Note 7)	224,343	224,343

	3,323,031	2,553,069
Shareholders` (deficiency)
Share capital (Note 8) - common shares	25,733,318	25,733,318
- convertible preferred shares	1,380,691	1,380,691
Contributed surplus	1,150,790	867,407
Deficit	(31,273,810)	(29,738,915)

	(3,009,011)	(1,757,499)

	$ 314,020	$ 795,570

Commitments and contractual agreements (Note 12); Contingency (Note 13); Subsequent events (Note 19)

Approved by the Board: /s/ Robert Rieveley Director /s/ Gale Belding Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

For the years ended March 31	2007	2006 (Restated - See Note 20)	2005 Restated - See Note 20)

Sales	$ 336,595	$ 482,840	$ -

Cost of sales	111,748	129,287	-

Gross profit	224,847	353,553	-

Expenses
General, administrative and selling	631,963	658,529	438,704
Amortization	436,446	610,112	612,430
Stock-based compensation	283,383	366,277	447,243
Product marketing costs	321,426	571,985	-
Professional fees	112,800	64,728	41,528
Interest- current debt and other	96,833	60,796	71,005
Foreign exchange	13,488	60,101	-
Office rent, utilities and maintenance	62,497	56,627	92,438
Plant set-up costs	-	-	112,519

	1,958,836	2,449,155	1,815,867

Loss from continuing operations	(1,733,989)	(2,095,602)	(1,815,867)

Loss from discontinued operations
- gain from settlement of debt and restructuring	199,094	63,000	240,161
- gain from sale of equipment	-	13,224	-
- write-down of assets	-	-	(1,104)

Net loss for the year	$ (1,534,895)	$ (2,019,378)	$ (1,576,810)

Basic and diluted loss per common share

From continuing operations	$ (0.02)	$ (0.02)	$ (0.02)

From discontinued operations	(0.00)	(0.00)	(0.00)

Net loss for the year	$ (0.02)	$ (0.02)	$ (0.02)

Weighted average number of common shares outstanding	92,229,512	91,829,966	88,691,806

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statement of Changes in Shareholders` (Deficiency)

(Expressed in Canadian Dollars)

For the years ended March 31, 2007, 2006 and 2005

	Share Capital
	Common Shares	Convertible Preferred Shares	Common Shares	Convertible Preferred Shares	Contributed Surplus (Restated - See Note 20)	Deficit (Restated -See Note 20)	Total Shareholders` (Deficiency)
	Number	Number	Amount	Amount

Balance, March 31, 2004	87,542,219	13,806,907	$ 24,043,775	$ 1,380,691	$ 161,997	$(26,142,727)	$ (556,264)
Common shares issued:
For cash -
by private placement	1,528,480	-	764,240	-	-	-	764,240
by stock options exercised	952,500	-	201,740	-	-	-	201,740
by warrants exercised	111,111	-	41,667	-	-	-	41,667
Stock-based compensation	-	-	-	-	447,243	-	447,243
Options exercised for which stock-based compensation
has been recorded	-	-	38,215	-	(38,215)	-	-
Net loss	-	-	-	-	-	(1,576,810)	(1,576,810)
Balance, March 31, 2005	90,134,310	13,806,907	25,089,637	1,380,691	571,025	(27,719,537)	(678,184)
Common shares issued:
For cash -
by private placement	2,020,202	-	621,181	-	-	-	621,181
by stock options exercised	75,000	-	17,250	-	-	-	17,250
Stock-based compensation	-	-	-	-	366,277	-	366,277
Private placement finders fee	-	-	-	-	(64,645)	-	(64,645)
Options exercised for which stock-based compensation
has been recorded	-	-	5,250	-	(5,250)	-	-
Net loss	-	-	-	-	-	(2,019,378)	(2,019,378)
Balance, March 31, 2006	92,229,512	13,806,907	25,733,318	1,380,691	867,407	(29,738,915)	(1,757,499)
Stock-based compensation	-	-	-	-	283,383	-	283,383
Net loss	-	-	-	-	-	(1,534,895)	(1,534,895)
Balance, March 31, 2007	92,229,512	13,806,907	$ 25,733,318	$ 1,380,691	$ 1,150,790	$(31,273,810)	$(3,009,011)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)
For the years ended March 31	2007	2006 (Restated - See Note 20)	2005 (Restated - See Note 20)
Cash provided by (used in):
Operating activities
Net loss for the period	(1,534,895)	(2,019,378)	(1,576,810)
(Gain) from discontinued operations	(199,904)	(76,224)	(239,057)

Net loss from continuing operations	(1,733,989)	(2,095,602)	(1,815,867)
Items not involving cash:
Amortization	436,446	610,112	612,430
Accrued interest	96,833	60,796	71,005
Stock-based compensation	283,383	366,277	447,243
Write-down of advances	54,053	-	-
Changes in non-cash operating working capital items (Note 9)	26,019	(81,842)	(67,869)
Net cash (used in) operating activities from
continuing operations	(837,255)	(1,140,259)	(753,058)

Financing activities
Due to related parties (decrease)	793,616	151,212	(211,688)
Private placement finders fee paid	-	(64,645)	-
Issuance of common shares	-	638,431	1,007,647

	793,616	724,998	795,959
Investing activities
Purchase of property and equipment	(1,282)	(3,794)	(5,422)
Proceeds on disposal of property and equipment held for resale	-	46,730	26,494

	(1,282)	42,936	21,072

Increase (Decrease) in cash and cash equivalents	(44,921)	(372,325)	63,973
Cash and cash equivalents, beginning of year	68,279	440,604	376,631
Cash and cash equivalents, end of year	$ 23,358	$ 68,279	$ 440,604

Cash and cash equivalents are comprised of: Cash Short-term investments	$ 23,358 -	$ 68,279 -	$ 179,621 260,983

	$ 23,358	$ 68,279	$ 440,604

Supplemental disclosure of cash flow information

and non-cash transactions (Note 9)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in these circumstances conform in all material respects with United States generally accepted principles ("US GAAP") except as described in Note 18.

Basis of Consolidation

These consolidated financial statements include the accounts of Biotech Holdings Ltd. ("Biotech") (the "Company") and its subsidiaries: 401718 B.C. Ltd. (formerly Biotech Holdings Inc.) ("Holdings"), Biotech Laboratories Inc. ("Laboratories"), 314202 B.C. Ltd. ("314202"), Biotech Pharmaceutical Ltd., Echo Health & Beauty Ltd. ("Echo"), Volque Pharmaceutical Company Ltd. ("Volque"), and 75% of Smith Rothe Pharmaceutical, Inc. ("Smith Rothe"). The Mexican operating company, Pharmaroth Latin America S.A. de C.V., is owned by Smith Rothe. Smith Rothe has been granted an exclusive license to sub-contract the manufacture and marketing of the Company`s Type II diabetes drug known variously as DIAB II, Sucanon and Glucanin make claims and to use all patent rights in countries outside Oriental Asia. The 25% non-controlling interest of Smith Rothe is held by a company that is controlled by a Director of Biotech. All significant intercompany transactions and balances have been eliminated on consolidation.

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

Going Concern

These consolidated financial statements have been prepared on a going concern basis which contemplates that Biotech will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company`s ability to continue as a going concern is dependent upon the raising of additional financing, if, as, and when required, and, ultimately, the attainment of profitable operations.

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

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts when management estimates collectibility to be uncertain. Accounts receivable are continually reviewed to determine which, if any, accounts are doubtful of collection. In making the determination of the appropriate allowance amount, the Company considers current economic and industry conditions, relationships with each significant customer, overall customer credit-worthiness and historical experience.

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

The Company reviews the carrying value of its property and equipment on a regular basis and where these carrying values are estimated to exceed the net recoverable amounts, provision is made for these decreases in value.

Revenue Recognition

The Company`s principal revenue will be derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug.

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

Product Marketing Costs

Product marketing costs of $321,426 were expensed in the year (2006 - $571,985 and 2005 - $Nil).

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

Foreign Exchange Translation

The Company`s functional currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the year-end exchange rate and all income and expenses are translated at average exchange rates prevailing during the period. Non-monetary assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Exchange gains and losses arising on translation are included in earnings.

Exchange rates between the United States dollar and the Canadian dollar for the years reported in these financial statements are as follows:

	2007	2006	2005
Average for year`s end	$ 1.1388	$ 1.1676	$ 1.2787
As at end of year	$ 1.1559	$ 1.1943	$ 1.2173

Exchange rates between the Mexican peso and the Canadian dollar for the years reported in these financial statements are as follows:

	2007	2006	2005
Average for year`s end	$ 0.1036	$ 0.1112	$ 0.1130
As at end of year	$ 0.1049	$ 0.1068	$ 0.1086

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

March 31, 2007 and 2006

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

Loss Per Share

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 3,506,000 (2006 - 5,963,682) were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Undeclared 8% cumulative dividends on convertible preferred shares, aggregating $399,265 to March 31, 2007, have no significant effect on loss per share calculations

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable, advances, accounts payable and accrued liabilities and amounts due to related parties. Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise stated, the respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short-term in nature or they are receivable or payable on demand. The fair values of notes payable was not practicable to determine. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

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

Change in Accounting Policy

Effective April 1, 2004, the Company adopted the new Canadian accounting standard for stock-based compensation to employees, officers and directors on a retroactive basis without restatement of prior years. This change resulted in an increase to accumulated deficit of $nil, and an increase to share capital and contributed surplus of $nil. The effect on the current year`s financial statements was an increase of $nil (2006: $nil) to net loss and a corresponding increase to contributed surplus.

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

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

1. Nature of Business and Ability to Continue Operations

The Company`s business focus is on developing the distribution of the Company`s Type II diabetes drug known variously as DIAB II, Sucanon and Glucanin, particularly in Mexico and Latin America. The operations of the Company are not subject to any seasonal or cyclical factors

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $31,273,810 and a Shareholders` Deficiency of $3,009,011 at March 31, 2007. These factors, among others, raise substantial doubt about the Company`s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company`s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management`s intention to continue using debt and equity to finance planned capital expansion and initial market development in Mexico and Latin America and other markets and operations until such time as the Company`s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Advances

	2007	2006
Advances to marketing company	$ -	$ 75,000
	$ -	$ 75,000

Advances are expenditures incurred by the Company on behalf of its non-related Mexican marketing company. The advances are recoverable pursuant to contractual obligations (Note 12 (a))

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

Property and Equipment

a) Continuing Operations

2007	Cost	Accumulated Amortization	Net Book Value
Production equipment Laboratory equipment Furniture and fixtures Computer equipment	$ 46,779 240,627 6,000 119,458 $ 412,864	$ 12,678 169,632 2,063 113,227 $ 297,600	$ 34,101 70,995 3,937 6,231 $ 115,264

2006	Cost	Accumulated Amortization	Net Book Value
Production equipment Laboratory equipment Furniture and fixtures Computer equipment	$ 46,779 240,627 6,000 118,176 $ 411,582	$ 8,888 161,744 1,626 110,832 $ 283,090	$ 37,891 78,883 4,374 7,344 $ 128,492

b) Held for Resale

2007	Cost	Accumulated Amortization	Net Book Value
Production equipment	$ 1,063,936	$ 1,063,935	$ 1
2006	Cost	Accumulated Amortization	Net Book Value
Production equipment	$ 1,063,936	$ 1,063,935	$ 1

During the year ended March 31, 2007, amortization expense for the continuing operations was $14,510 (2006: $16,398, and 2005: $18,350) and $Nil (2006: $Nil, and 2005: $Nil) for property and equipment held for resale.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

4. Technology Interests

2007	Cost	Accumulated Amortization	Net Book Value
	$ 4,461,282	$ 4,461,281	$ 1
2006	Cost	Accumulated Amortization	Net Book Value
	$ 4,461,282	$ 4,039,345	$ 421,937

During the year ended March 31, 2007, amortization expense for technology interests was $421,936 (2006: $593,713 and 2005: $593,713).

5. Deferred Costs

During the year ended March 31, 2007, amortization expense for deferred costs was $Nil (2006: $Nil, and 2005: $368) and the balance of $1,104 was written off in 2005.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

6. Due to Related Parties

		2007	2006
a)	Unsecured

(i) Notes payable to RCAR Investment Ltd., a company controlled by the Company`s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During 2007 $22,104 (2006 -$20,466, 2005 - $18,950) in interest was accrued.

		$ 298,399	$ 276,295
	(ii) Amounts payable to a Director are unsecured, payable on demand and bear no interest.	4,551	20,422
	(iii) Amounts payable to companies controlled by a Director are unsecured, payable on demand and bear no interest.	6,802	12,757
		309,752	309,474

b) Secured

Notes payable bearing interest at the rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the year ended March 31, 2007, the notes were increased by advances of $815,442 (2006: $37,000); increased with the addition of the $118,160 non-interest bearing balance owing at March 31, 2006 and were reduced by $Nil (2006-$Nil) paid directly to the lender.

During the year, interest expense of $74,729 was accrued (2006: $36,300; 2005: $44,289)	1,532,797	524,466
Amounts advanced by a company controlled by a Director secured by a general security agreement, non-interest bearing and payable on demand. During the year ended March 31, 2007, the balance was combined with the interest bearing note payable.	-	118,160
	1,532,797	642,626
Total	$ 1,842,549	$ 952,100

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

7. Notes Payable - long term

These amounts are unsecured, non-interest bearing and repayable only from a pro-rata share of profits commencing January 26, 2001. Payments will be limited to the principal amounts of the notes outstanding and no principal repayments are anticipated in 2008. The fair value of these notes was not practicable to determine.

$ 224,343	$ 224,343

8. Share Capital

Authorized

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest, and no redemption provisions. The Company`s Articles of Incorporation were amended in 2005 to amend the cumulative cash dividend rate of the Series I Convertible Preferred shares from $0.0368 per share to 8% per annum.

Private Placements of Common Shares

During the year ended March 31, 2007, no private placements were issued.

During the year ended March 31, 2007, the Company cancelled a private placement application previously announced on November 7, 2005 for 984,666 shares to be issued for funds was cancelled effective February 16, 2007. On this date, the Board of Directors approved the conversion of the funds, which had been advanced by an insider, from a secured non-interest bearing loan to a secured loan bearing interest at 8% from the effective date.

During the year ended March 31, 2006, the Company completed with related party investors ("the Investors") a private placement of 2,020,202 common shares for gross proceeds of $621,181 cash (net proceeds of $556,536 after a finders fee of $64,645). The Investors also received 2,020,202 warrants to acquire common shares at $ 0.40 per share, expiring on October 6, 2006.

In November 2005, the Company agreed to a private placement with a related party. The private placement was subject to the approval of the TSX Venture Exchange and was for the purchase of 984,666 common shares at $0.12 per share. The purchase includes warrants to purchase 984,666 common shares at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at March 31, 2006 the shares were not issued and the amount received has been included in amounts due to related parties. The private placement was cancelled in February 2007.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

8. Share Capital (continued)

Warrants to Purchase Common Shares

The following table summarizes the number of fully exercisable common share warrants outstanding and the exercise price thereof:
	2007	2006	2005

Outstanding, beginning of year	3,548,682	3,244,146	1,826,777
Issued at $0.400 per share
expiring October 6, 2006	-	2,020,202	-
Issued at $0.55 per share
expiring December 16, 2006	-	-	1,528,480
Expired January 27, 2006 $0.375	-	(1,715,666)	-
Expired October 6, 2006 $0.400	(2,020,202)
Expired December 16, 2006 $0.55	(1,528,480)
Exercised $0.375	-	-	(111,111)

Outstanding, end of year	Nil	3,548,682	3,244,146

There were no outstanding warrants to purchase common shares at March 31, 2007.

Stock Options - Common Shares

  On July 25, 2005 the Board of Directors approved a "fixed" Stock Option Plan which limits the number of options to be granted. At the Annual General Meeting held on September 30, 2005, the shareholders approved a "fixed" Stock Option Plan (the "Plan"). The highlights of the Plan are as follows:

  The maximum number of options granted in any one year is fixed at 8,803,571;

  No one person may hold options of more than 5% of the issued and outstanding Shares;

  Options granted under the plan may be exercised for a term of up to five years from the date of grant;

  Shares issued on exercise of the stock options are payable in full on exercise, and;

  Under the Plan, a stock option is non-assignable and terminates the day the Optionee ceases to be a director, officer or employee of the Corporation or for any reason other than death of the Optionee, in which case the stock option terminates ninety (90) days after the death of the Optionee.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2007 and 2006

  8. Share Capital (continued)

  c) Stock Options - Common Shares (cont`d)

  The following table summarizes the number of shares under option and the exercise price thereof:

	2007	2006	2005

Balance, beginning of year	2,415,000	3,851,000	2,723,500
Granted (per share)
$0.54 (expiring August 11, 2006)	-	-	75,000
$0.66 (expiring August 26, 2006)	-	-	150,000
$0.55 (expiring March 24, 2006)	-	-	545,000
$0.55 (expiring March 24, 2007)	-	-	770,000
$0.55 (expiring March 24, 2008)	-	-	1,290,000
$0.135 (expiring Feb. 22, 2008)	-	300,000	-
$0.16 (expiring June 22, 2008)	896,000	-	-
$0.10 (expiring June 22, 2008)	545,000	-	-
$0.10 (expiring June 25, 2008)	300,000	-	-
US$0.10 (expiring Nov 23, 2008)	275,000	-	-
Exercised in year (per share)
$0.12 (expiring May 21, 2004)	-	-	(90,000)
$0.14 (expiring Dec. 15, 2005)	-	-	(183,500)
$0.23 (expiring May 3, 2005)	-	(75,000)	(225,000)
$0.25 (expiring January 2, 2006)	-	-	(454,000)
Expired (per share) $0.88	-	-	(750,000)
Expired (per share) $0.55	-	(495,000)	-
Expired (per share) $0.25	-	(896,000)	-
Expired (per share) $0.14	-	(50,000)	-
Expired (per share) $0.54	(75,000)	-	-
Expired (per share) $0.66	(150,000)	-	-
Expired (per share) $0.55	(700,000)	-	-
Cancelled (per share) $0.55	-	(220,000)	-
Balance, end of year	3,506,000	2,415,000	3,851,000

Exercisable, end of year	2,316,000	225,000	1,096,000

Weighted average exercise price	$ 0.27	$ 0.50	$ 0.47

  Using the fair value method to value stock options, $283,383 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company`s share price of 159% (2006 - 100%; 2005 - 100%) and a weighted average risk free rate of 4.17% (2006 - 3.03%; 2005 - 3.03%). The stock compensation expense is netted with any recovery of compensation expense previously recognized on unvested options granted in prior years.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2007 and 2006

  8. Share Capital (continued)

  c) Stock Options - Common Shares (cont`d)

  Stock options outstanding at March 31, 2007 were as follows:

Exercise Price	Number	Expiry
$0.135	300,000	February 22, 2008
$0.55	1,190,000	March 24, 2008
$0.16	896,000	June 22, 2008
$0.10	545,000	June 22, 2008
$0.10	300,000	June 25, 2008
$0.10 US	275,000	November 23, 2008
	3,506,000

  Convertible Preferred Shares and Warrants to Purchase Preferred Shares

  At March 31, 2007 and 2006, 13,806,907 convertible preferred shares were outstanding from the exercise of preferred share warrants during 2004. No cash dividend has been declared to date. However, the 8% per annum dividend on these shares for the year ended March 31, 2006 would have amounted to $110,455 (2006: $110,455; 2005: $110,455). The cumulative effect to March 31, 2007 of the dividend at 8% per annum from date of issuance would have amounted to $399,265. This would have an insignificant effect on net loss or on basic and diluted loss per share.

  No preferred share purchase warrants were outstanding or exercisable as of March 31, 2007, 2006 or 2005.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2007 and 2006

  9. Supplemental Disclosure of Cash Flow Information and Non-Cash Transactions

  a) Changes in non-cash operating working capital items:

	For the years ended March 31
	2007	2006	2005

Accounts receivable	$ (112,359)	$ (45,322)	$ -
Advances	20,947	7,425	(70,033)
Inventory	38,824	(10,795)	(38,852)
Deposits and prepaid expenses	-	-	11,450
Accounts payable and accrued liabilities	78,607	(33,150)	29,566

	$ 26,019	$ (81,842)	$ (67,869)

  b) Other Supplemental Information
	For the years ended March 31
	2007	2006	2005
Issuance (reversal) of preferred shares through the exercising of preferred share warrants for settlement of debt due to related parties	-	-	$(1,380,691)

  No income taxes were paid and no interest was received in any of the periods presented.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2007 and 2006

  10. Related Party Transactions

  Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties not disclosed elsewhere include:
	2007	2006	2005

Management fees paid to an related party	$ 144,000	$ 144,000	$ 144,000
Salaries and benefits paid to related parties	173,481	172,976	127,032
Interest accrued on Notes Payable (Note 6)	96,833	56,766	63,239
Rent and services paid to companies controlled by
related parties (Note 6)	81,943	86,216	98,795

  11. Income Taxes

  The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates for fiscal years ended as follows:

	2007	2006	2005

Provision (benefit) at Canadian statutory rate	$ (552,000)	$ (331,000)	$ (632,000)
Stock-based compensation	102,000	102,000	139,000
Effect of changes in effective tax rates	-	-	31,000
Expiry of loss carry forwards	621,000	396,000	543,000
Temporary differences	157,000	-	-
Permanent differences and other	11,000	65,000	3,000
(Decrease) increase in valuation allowance	(339,000)	(232,000)	(84,000)
	$ -	$ -	$ -

  The tax effects of temporary differences that give rise to significant components of the Company`s future income tax assets at March 31, are as follows:
	2007	2006

Tax loss carry forwards	$ 3,604,000	$ 3,952,000
Property and equipment	626,000	617,000
Technology interests	1,240,000	1,240,000
Deferred costs	256,000	256,000
Valuation allowance	(5,726,000)	(6,065,000)
Net future tax asset	$ -	$ -

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2007 and 2006

  11. Income Taxes (continued)

  The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management`s judgment about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

  The Company has non-capital losses carry forwards available to reduce future taxable income. These loss carry forwards expire as follows:

2008 2009 2010 2011 2015 2016 2017	$ 2,014,621 1,993,713 1,378,313 2,367,554 1,149,702 308,607 796,616 $ 10,009,126

  No benefit (if any) of these tax losses has been recorded in these financial statements.

  12. Commitments and Contractual Agreements

  a) In May 2004, the Company entered into a 5 year agreement with a marketing company in Mexico for the sale of Sucanon in Mexico. The agreement, among other items, grants the marketing company the exclusive rights to sell Sucanon in Mexico, specifies the price at which the Company will sell Sucanon to the marketing company, establishes a maximum retail price and minimum monthly sales levels and sets out the terms of repayment for amounts advanced for advertising by the Company. The agreement has a 5 year renewal clause. Upon any breach of the terms specified in the agreement, the Company has the option to terminate the agreement. In September 2006, the marketing company waived its exclusive rights to sell Sucanon in Mexico. The Company assumed responsibility for advertising in Mexico and the marketing company agreed to a price increase to compensate the Company for the advertising costs.

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

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2007 and 2006

  13. Contingency

  The Company is the subject of legal disputes which have arisen in the normal course of business. In June 1998, one of the Company`s suppliers issued a claim that exceeds the amount accrued by approximately $250,000. The Company has filed a counter claim against the supplier and the matter is presently in litigation. In the opinion of management, the outcome of the legal disputes is not presently determinable. However, it is the opinion of management that this will not have a material adverse financial impact on the Company.

  14. Segmented Information

  The Company currently operates in one business segment, being the development and distribution of its Type II diabetes drug.

  Sales (returns) by geographic region are summarized as follows:
	For the years ended March 31
	2007	2006	2005

Mexico	$ 336,595	$ 482,840	-

	$ 336,595	$ 482,840	$ -

  Property and equipment by geographic region as of March 31, are summarized as follows:
	2007	2006

Canada (continuing operations)	$ 115,264	$ 128,492
Canada (held for resale)	1	[1]

	$ 115,265	$ 128,493

  Major Customers

  Current Operations

  The Company`s principal revenue is derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug.

  In September 2006, the marketing company waived its exclusive rights to sell Sucanon in Mexico. The Company assumed responsibility for advertising in Mexico and the marketing company agreed to a price increase to compensate the Company for the advertising costs.

  During 2007, 37.3% of the Company`s sales (2006: 100%) were made to the Mexican marketing company, whose orders for product correspond to orders that they receive from their retail customers. During 2007, the Company developed its own customer base and a primary customer accounted for 49.6% (2006: 0%) of total sales. There were no sales in 2005.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2007 and 2006

  March 31, 2007 and 2006

  15. Reclassifications

  Certain comparative figures have been reclassified to conform to the current year`s financial statement presentation.

  16. Discontinued Operations

  The Company`s primary operating subsidiary, Biotech Laboratories Inc., discontinued operations during the year ended March 31, 2003. A general security agreement registered as a first charge, was granted to the subsidiary, subject to collateral, including inventory, equipment, accounts receivable, intangibles and other personal property of the lessee, to secure payment or performance of obligations and indebtedness of the subsidiary.

  The remaining assets and liabilities of the discontinued operations at March 31, 2007 are as follows:
Current assets	$ -
Property and equipment - net book value	1

1
Less: current liabilities	(636,382)

$ (636,381)

  Revenue for the year ended March 31, 2007 from the discontinued operations was $Nil, (2006 - $Nil; 2005 - $Nil) resulting in an operating loss of $Nil (2006 - $Nil; 2005 - $Nil).

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2007 and 2006

  17. Proposal to Creditors

  On May 21, 2003, the Company`s primary operating subsidiary, Biotech Laboratories Inc., as well as the Company, received approval from the Supreme Court of British Columbia in the matter of two proposals regarding its creditors pursuant to the Bankruptcy and Insolvency Act of Canada. These proposals, accepted by the required majority of creditors, allows for the operating subsidiary to maintain operations and generate funds from those operations to pay a portion of its pre-proposal liabilities. For Biotech Laboratories Inc., secured creditors, all being related parties, claimed $9,808,057 of which the net value of the security was estimated to be $568,096. Unsecured creditors claimed $9,605,170, which included $9,239,961 unsecured debt by secured creditors. For the Company, all being related parties, claimed $2,702,961. Unsecured creditors claimed $153,560. Under the proposal, preferred creditors shall be paid in full in priority to all claims of unsecured creditors. Provision for payment of claims of unsecured creditors shall be made in the lesser amount of 10% and $25,000 on each day, which is one year, one year six months and two years, respectively, after the end of the month of court ratification. The proposals also allow the companies to provide ongoing business to its suppliers. Creditors of the subsidiary after the filing of the proposal will be paid in full, in priority to preferred and general unsecured creditors.

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

  The Company had a policy of capitalizing a portion of its development costs which relate to the development of proprietary formulas for the Company`s discontinued operations respecting its healthcare product line. Additionally, in prior years, the Company capitalized certain deferred costs. US GAAP would require these expenditures to be expensed in the year incurred.

  The effect of the above on total assets (per US GAAP) would be to reduce total assets at March 31, 2007 by $Nil (2006 - $Nil, 2005 - $1,472).

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2007 and 2006

  18. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles (continued)
The impact of material differences is as follows:
	2007	2006	2005

Net loss for the year per Canadian GAAP	$ (1,534,895)	$ (2,019,378)	$ (1,576,810)
Amortization and write-off of deferred costs,net of development expenses during the year (a)	-	-	1,472
Net loss and comprehensive loss
per US GAAP	$ (1,534,895)	$ (2,019,378)	$ (1,576,810)

Loss per share in accordance with US GAAP	$ (0.02)	$ (0.02)	$ (0.02)
The impact of the above-noted differences on total shareholders` deficiency is as follows:
	2007	2006	2005

Shareholders` equity (deficiency) per Canadian GAAP	$ (3,009,011)	$ (1,757,499)	$ (678,184)
Unamortized balance of deferred costs (a)	-	-	(1,472)

Shareholders` (capital deficit) per US GAAP	$ (3,009,011)	$ (1,757,499)	$ (679,656)

  19. Subsequent Events

  In April, 2007, the Company announced that it had granted a total of 5,034,000 options allocated among officers, directors, employees and consultants. All of the options have an exercise price of $.11 per share, would vest October 12, 2007 and expire April 12, 2009.

  In May, 2007, Company has signed an agreement for distribution of Sucanon, a Type II diabetes drug, in four markets in Latin America. The four additional markets - Colombia, Peru, Ecuador and Costa Rica - will be served by a private company based in Bogota, Colombia. The private company, unrelated to Biotech Holdings, focuses on sales of antibiotic products and has subsidiary operations in several Latin American countries. .. There is no assurance that regulatory approval will be obtained in any specific market, nor any assurance that sales, once begun, will be material.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2007 and 2006

  20. Restatements as a Result of Correcting Stock Compensation Expense

  The Company`s balance sheet, statements of operations, statements of cash flows, and statements of changes in shareholders` deficiency have been restated for the years ended March 31, 2006 and 2005. In determining the stock-based compensation expense for the years ended March 31, 2006 and 2005, the Company amortized stock based compensation expense for unvested employee stock options over the life of the options. In the Company`s March 31, 2007 review of stock compensation expense, the Company determined that it had not considered CICA Handbook Section 3870.49 - Stock-based Compensation and Other Stock-based Payments.

  To correctly account for the stock options granted to employees, the stock based compensation expense should have been recognized over the service period, which is presumed to be the period from the grant date to the date that the award is vested and its exercisability does not depend on continued employee service.

  The following presents the effect on the Company`s previously issued financial statements for the years ended March 31, 2006 and 2005:

  Balance sheet as at March 31, 2006 -

	Previously Reported	Increase (Decrease)	Restated
Contributed Surplus	723,935	143,472	867,407
Deficit	(29,595,443)	(143,472)	(29,738,915)

  Statement of operations for the year ended March 31, 2006 -

	Previously Reported	Increase (Decrease)	Restated
Stock-based compensation	283,544	82,733	366,277
Loss from continuing
operations	(2,012,869)	(82,733)	(2,095,602)
Net loss for the year	(1,936,645)	(82,733)	(2,019,378)

  Statement of cash flows for the year ended March 31, 2006 -

	Previously Reported	Increase (Decrease)	Restated
Loss from continuing operations	(2,012,869)	(82,733)	(2,095,602)
Stock-based compensation	283,544	82,733	366,277

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2007 and 2006

  Statement of operations for the year ended March 31, 2005 -

	Previously Reported	Increase (Decrease)	Restated
Stock-based compensation	386,504	60,739	447,243
Loss from continuing operations	(1,755,128)	(60,739)	(1,815,867)
Net loss for the year	(1,516,071)	(60,739)	(1,576,810)

  Statement of cash flows for the year ended March 31, 2005 -

	Previously Reported	Increase (Decrease)	Restated
Loss from continuing operations	(2,012,869)	(82,733)	(2,095,602)
Stock-based compensation	283,544	82,733	366,277

  21. Recent Accounting Pronouncements:

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

  March 31, 2007 and 2006

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

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2007 and 2006

  21. Recent Accounting Pronouncements (continued)

  (b) United States GAAP:

  (i) Fair value measurement

  In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on January 1, 2008. The Company is currently reviewing the impact of this statement.

  (ii) Employers accounting for defined benefit pension and other postretirement plans

  In September 2006, the FASB issued SFAS No. 158, "Employers` Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS 158"). SFAS 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, "Employers` Accounting for Pensions", or SFAS 106, "Employers` Accounting for Postretirement Benefits Other Than Pensions", (c) measure defined benefit plan assets and obligations as of the date of the employer`s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 is effective for the Company`s fiscal year ending December 31, 2007. The Company is currently reviewing the impact of this statement.

  (iii) Accounting for servicing of financial assets

  In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets", which amends SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 156 may be adopted as early as 1 January 2006, for calendar year-end entities, provided that no interim financial statements have been issued. Those not choosing to early adopt are required to apply the provisions as of the beginning of the first fiscal year that begins after 15 September 2006 (e.g. 1 January 2007, for calendar year-end entities).  The intention of the new statement is to simplify accounting for separately recognized servicing assets and liabilities, such as those common with mortgage securitization activities, as well as to simplify efforts to obtain hedge-like accounting.  Specifically, the FASB said SFAS No. 156 permits a service using derivative financial instruments to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute, or fair value.  The adoption of SFAS No. 156 is not expected to have a material impact on the Company`s financial position, results of operations or cash flows.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2007 and 2006

  (iv) Accounting for certain hybrid instruments

  In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140. SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or hybrid financial instruments containing embedded derivatives. The adoption of SFAS No. 155 is not expected to have a material impact on the Company`s financial position, results of operations or cash flows.

  (v) Accounting for stock-based compensation:

  In December 2004, the FASB revised SFAS No. 123R to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for a type of valuation model. The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are re-measured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently re-measured.

  In April 2005, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") to provide additional guidance regarding the application of SFAS 123R. SAB107 permits registrants to choose an appropriate valuation technique or model to estimate the fair value of share options, assuming consistent application, and provides guidance for the development of assumptions used in the valuation process. Based upon SEC rules issued in April 2005, SFAS 123R is effective for fiscal years that begin after June 15, 2005 and will be adopted by the Company effective April 1, 2006. Additionally, SAB 107 discussed disclosures to be made under "Management`s Discussion and Analysis of Financial Condition and Results of Operations" in registrants` periodic reports. The Company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

  (vi) Accounting for non-monetary transactions:

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

  March 31, 2007 and 2006

  (vii) Accounting for inventory costs:

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