Form 20-F
period 2008-03-31
BIOTECH HOLDINGS LTD
filed 2008-09-23
CIK 1018153

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

For the fiscal year ended __March 31, 2008_______________________

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

92,238,112 Common Shares Without Par Value

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

The Company believes, as explained below, that our most critical accounting policies comprise the following:

Revenue Recognition

The Company`s principal revenue will be derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug. The Mexican operating company, Pharmaroth Latin America S.A. de C.V., also markets the drug.

Revenue from product sales will be recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

To March 31, 2008, the Company had generated $370,419 (2007: $336,595; 2006: $482,840) in revenues from its Type II diabetes drug.

The Company`s last fiscal period ended March 31 of the current year. All fiscal periods are for the full year. The following table is a summary of certain selected financial information of the Company, in accordance with Canadian GAAP, for the Company`s most recently completed fiscal period and for the four preceding fiscal periods of the Company:
Fiscal year ended
March 31,	2008	2007	2006	2005	2004

Revenues	$ 370,419	$ 336,595	$ 482,840	$ nil	$ nil
Loss from continuing
Operations	(1,406,163)	(1,733,989)	(2,095,602)	(1,815,867)	(1,460,669)

Profit (Loss) from
discontinued operations
including amortization of
goodwill and gain
from debt restructuring	-	199,094	76,224	239,057	(846,282)

Net loss for the year	(1,406,163)	(1,534,895)	(2,019,378)	(1,576,810)	(2,306,951)
Loss per share	(0.02)	(0.02)	(0.02)	(0.02)	(0.03)

Working Capital Deficiency	(3,940,788)	(2,899,934)	(2,083,586)	(1,644,095)	(2,156,781)
Total Assets	287,436	314,020	795,570	1,759,027	2,232,225
Long Term Debt	224,343	224,343	224,343	224,343	224,343
Total Liabilities	4,350,073	3,323,031	2,553,069	2,437,211	2,788,489
Shareholders` Equity
(Deficiency)	(4,062,637)	(3,009,011)	(1,757,499)	(678,184)	(556,264)

Number of issued common
Shares at March 31	92,238,112	92,229,512	92,229,512	90,134,310	87,542,219
Dividends per share	Nil	Nil	Nil	Nil	Nil

The figures below are presented in accordance with U.S. GAAP (expressed in Canadian Dollars).

	Year ended	Year ended	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,	March 31,	March 31,
	2008	2007	2006	2005	2004

Revenues	$ 370,419	$ 336,595	$ 482,840	$ nil	$ nil
Net Loss	(1,406,163)	(1,534,895)	(2,019,378)	(1,575,338)	(4,939,328)
Loss per share	(.02)	(.02)	(.02)	(.02)	(.06)

Working Capital Deficiency	(3,940,788)	(2,899,934)	(2,083,586)	(1,644,095)	(2,156,781)
Total Assets	287,436	314,020	795,570	1,757,555	2,230,753
Long Term Debt	224,343	224,343	224,343	224,343	224,343
Total Liabilities	4,350,073	3,323,031	2,553,069	2,437,211	2,788,489
Shareholders` (Deficiency)	(4,062,637)	(3,009,011)	(1,757,499)	(679,656)	(557,736)

Number of issued common
Shares at March 31	92,238,112	92,229,512	92,229,512	90,134,310	87,542,219

Dividend per share	Nil	Nil	Nil	Nil	Nil

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

Year Ended
March 31	2008	2007	2006	2005	2004
	US$	US$	US$	US$	US$
High	1.1038	0.9148	0.8850	0.8532	0.7883
Low	0.8621	0.8420	0.7851	0.7138	0.6690
Average	0.9708	0.8790	0.8565	0.7842	0.7403
End	0.9783	0.8655	0.8373	0.8220	0.7648

The closing exchange rate as at August 22, 2008 was US$ 0.9479 and the high and low exchange rates for each of the previous six months was as follows:

	High	Low
	US$	US$
March 2007	1.0265	0.9698
April 2007	1.0010	0.9683
May 2007	1.0180	0.9761
June 2007	1.0070	0.9685
July 2007	1.0024	0.9733
To August 22, 2007	0.9790	0.9320

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

History and development of the Company

Biotech Holdings Ltd. (the "Company") was incorporated in Alberta, Canada and is an integrated pharmaceutical company whose common shares traded on The Alberta Stock Exchange (the "ASE") until November 1999 at which time the ASE was merged into The Canadian Venture Exchange (the "CDNX" now called the "TSX Venture Exchange") under the symbol "BIO.V". In October 12, 2007, the Board of Directors of the Company decided that it was in the best interest of the Company to apply to the TSX Venture Exchange to de-list its shares on a voluntary basis from the Exchange. As such, the trading of Company`s shares were delisted from the Exchange in Canada while continuing trading of the Company`s shares on the Over the Counter Bulletin Board in the United States. The Company continues to report to and be accountable to the British Columbia Securities Commission, the Alberta Securities Commission and the U.S. Securities Exchange Commission. The Company trades on the NASD OTC-BB under the symbol "BIOHF". In 2001 the Company was listed on the Frankfurt Stock Exchange under the symbol "925970.F".

The Company`s business focus is on developing the distribution of the Company`s Type II Diabetes drug known as Sucanon, particularly in Mexico and Latin America.

The Company`s head office and principal office are located at #160 - 1501 Shell Road, Richmond, British Columbia, V6X 2W2, Telephone No. (604) 295-1119.

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

December 6, 2005- it was announced that trading in the Company`s shares was halted on the TSX Venture Exchange pending the appointment of two independent directors to the Company`s board of directors satisfactory to the Exchange, including possessing the requisite degree of positive public company experience.

February 2, 2006- it was announced that the TSX Venture Exchange had upgraded its halt trading announced in December to a suspension of trading in the Company`s shares on the Exchange. The Company had presented one directorial candidate who was accepted by the Exchange. (Subsequent to March 31, 2006, the Exchange accepted a second directorial candidate.)

The following are highlights of the Company`s business during fiscal 2007:

June 23, 2006- it was announced, the Board of Directors replaced 896,000 stock options exercisable at $0.25 per share which expired on January 2, 2006, with new stock options exercisable at $0.16 per share. The replacement options vest on October 22, 2006 and expire on June 22, 2008. A total of 560,000 of these options were granted to Directors and Officers of the Company and the remaining 336,000 were granted to Consultants to the Company. The shares were trading at $0.08 per share at the date of the grant.

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

August 29, 2006- It was announced that the TSX Venture Exchange approved two new independent directors for the Company, a requirement outlined in the press release, dated November 21, 2005 titled "TSX Venture Exchange Compliance Review Completed".

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

The Company`s audit committee is comprised of Mr. Rieveley, Mr. Cowie, Mr. Wilmot and Mr. De Rooy.

The Company was suspended from trading on the TSX Venture Exchange on December 6, 2005 while concerns raised by the TSX Venture Exchange were addressed to the TSX Venture Exchange`s satisfaction- the most difficult issue being the appointment of 2 additional independent directors satisfactory to the Exchange. With the appointment of Mr. Cowie and Mr. Wilmot, the TSX Venture Exchange resumed trading of the Company`s shares on August 30, 2006.

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

January 16, 2007- the Company reported that sales for the quarter ended December 31, 2006 exceeded the combined sales of the first two quarters, ended September 30, 2006, by $55,692 or 73%. The sales during the quarter ended December 31, 2006, at $127,194, exceeds sales of $99,137 generated during the quarter ended December 31, 2005, and is the second-largest quarterly sales total recorded to date.

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

The following are highlights of the Company`s business during fiscal 2008:

April 12, 2007- the Company announced that the Company applied to the TSX Venture Exchange (the "Exchange") to replace 700,000 options that had expired and to issue new options. The grant was for a total of 5,034,000 options allocated among officers, directors, employees and consultants and had an exercise price of $.11 per share, vesting October 12, 2007 and expiring April 12, 2009.

May 30, 2007- The Company reported that it had signed an agreement for distribution of Sucanon, a Type II diabetes drug, in four markets in Latin America. Sucanon is already widely sold in Mexico.

The four additional markets- Colombia, Peru, Ecuador and Costa Rica- will be served by a private company based in Bogota, Colombia. The private company, unrelated to Biotech Holdings, focuses on sales of antibiotic products and has subsidiary operations in several Latin American countries.

Biotech will carry out tableting and blister-packing of Sucanon tablets through a company which it sub-contracts in Mexico, and sell the blisterpacked product to the Colombian company. The Colombian company will add country-specific external packaging for each of the different markets for which it is licensed and distribute to those markets.

Colombia, with approximately 44 million people, is the largest of these markets. The four markets have a combined population of approximately 90 million and are typified by high rates of Type II Diabetes, affecting approximately 15% of the adult population. . (There is no assurance that regulatory approval will be obtained in any specific market nor any assurance that sales, once begun, will be material).

June 1, 2007 - the Company reported that it launched a website, www.sucanonhealth.com, for internet sales of Sucanon, a Type II diabetes drug. Sucanon, which is broadly classed as an insulin-sensitizing drug, has been shown to be an effective and very safe treatment for Type II Diabetes, without the side-effects that are associated with several competing Type II Diabetes medications including the glitazone medications which are now the subject of a "black box" warning by the U.S. FDA.

June 21, 2007 - the Company reported that the Mexican Diabetes Federation gave Biotech`s "Sucanon" diabetes drug its support in an overview of diabetic drugs published in the May-June 2007 issue of Diabetes Hoy, the Diabetic Federation`s scientific and medical magazine for doctors and other health professionals.

July 12, 2007 - the Company reported that it filed a Material Change Report stating that the Company has changed auditors, from STS Partners ("STS") of Vancouver, B.C. to Cinnamon Jang Willoughby ("CJW") of Burnaby, B.C.

September 4, 2007- The Company`s shares were halted on the TSX Venture Exchange pending clarification of Company affairs.

October 12, 2007 - the Board of Directors of the Company decided that it was in the best interest of the Company to apply to the Exchange to de-list its shares on a voluntary basis from the Exchange. As such, the Company has applied to the Exchange to de-list its shares on a voluntary basis from the Exchange in Canada while continuing trading of the Company`s shares on the Over the Counter Bulletin Board in the United States. The Company continues to report to and be accountable to the British Columbia Securities Commission, the Alberta Securities Commission and the U.S. Securities Exchange Commission.

October 15, 2007- Ross Wilmot resigned as a Director of the Company.

October 25, 2007- the Company announced that it signed an agreement with a private company based in El Salvador for marketing and distribution of its Sucanon Type II diabetes drug in four Central American countries, Guatemala, Honduras, Nicaragua and El Salvador. The four new markets targeted in connection with this agreement have a total population of approximately 33 million people, with an estimated 775,000 cases of Type II Diabetes in the region. The Central American markets will be served by Sucanon deliveries from the Company`s contract-packager, based in Mexico City. The distributor will co-ordinate its advertising in the Central American region with advertising arranged by Biotech`s office in Mexico. (There is no assurance that regulatory approval will be obtained in any specific market nor any assurance that sales, once begun, will be material).

November 26, 2007- the Company announced that it signed an agreement with a private company for marketing and distribution of its Sucanon Type II diabetes drug in the United Arab Emirates (the UAE) including Dubai. (There is no assurance that regulatory approval will be obtained in any specific market nor any assurance that sales, once begun, will be material).

In April, 2008, the Company announced that it had granted a total of 1,838,600 options allocated among officers, directors, employees and consultants. All of the options have an exercise price of $.10 per share, would vest October 31, 2008 and expire March 31, 2010.

September 15, 2008 - the Company was is saddened to report the sudden passing of its President and CEO, Robert Rieveley. Mr. Rieveley died unexpectedly of a heart attack on Tuesday, September 9, 2008. The Company wishes to express its heartfelt condolences to his family. He will be sadly missed by all.

Biotech`s Board of Directors has appointed Lorne Brown, CFO Biotech Holdings Ltd., as interim CEO. As part of its ongoing governance practices, Biotech`s Board of Directors has formed a Special Committee of independent Directors to identify and help the Board select a permanent President and CEO.

Biotech`s Board of Directors will recommend the nomination of Gregory Robert Rieveley to the board at the next annual general meeting on September 26, 2008. Mr. Rieveley, a Chartered Accountant, is currently Vice-President Internal Audit and Business Development at Harry Winston Diamond Corporation.

Capital Expenditures

The following table details the Company`s principal capital expenditures under the two categories of Property and Equipment and Technology Interests since March 31, 2005:
Property and Equipment for Continuing Operations

Cost March 31, 2005	$ 407,790
Additions
Laboratory Equipment	3,792
Cost March 31, 2006	$ 411,582
Additions
Computer Equipment	1,282
Cost March 31, 2007 and 2008	$ 412,864

Technology Interests
Cost March 31, 2005, 2006, 2007 and 2008	$ 4,461,282
Technology Interests have a net book value	of $1

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

Sales and Revenue Activity Analysis

During the past three fiscal years, sales and revenue from the distribution of the Company`s Type II Diabetes drug in Mexico, have had the following distribution amongst activities and geographic markets:
	Fiscal	Fiscal	Fiscal
	2008	2007	2006
Drug Sales in Mexico	$ 370,419	$ 336,595	$ 482,840

Total Sales in Year	$ 370,419	$ 336,595	$ 482,840

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

During the 2004 fiscal year, the Company located a suitable space in the Vancouver, Canada area where equipment specifically related to Sucanon pre-mix manufacture was installed. The facilities are used for pre-mixing of Sucanon powder for supply to tableters. Tableting for the Mexico and Peru markets- the Company`s first markets outside China --- is carried out by a tableter in Mexico.

Company Highlights of Fiscal 2008

The following are highlights of the Company`s business during fiscal 2008:

April 12, 2007- the Company announced that the Company applied to the TSX Venture Exchange (the "Exchange") to replace 700,000 options that had expired and to issue new options. The grant was for a total of 5,034,000 options allocated among officers, directors, employees and consultants and had an exercise price of $.11 per share, vesting October 12, 2007 and expiring April 12, 2009.

May 30, 2007- The Company reported that it had signed an agreement for distribution of Sucanon, a Type II diabetes drug, in four markets in Latin America. Sucanon is already widely sold in Mexico.

The four additional markets- Colombia, Peru, Ecuador and Costa Rica- will be served by a private company based in Bogota, Colombia. The private company, unrelated to Biotech Holdings, focuses on sales of antibiotic products and has subsidiary operations in several Latin American countries.

Biotech will carry out tableting and blister-packing of Sucanon tablets through a company which it sub-contracts in Mexico, and sell the blisterpacked product to the Colombian company. The Colombian company will add country-specific external packaging for each of the different markets for which it is licensed and distribute to those markets.

Colombia, with approximately 44 million people, is the largest of these markets. The four markets have a combined population of approximately 90 million and are typified by high rates of Type II Diabetes, affecting approximately 15% of the adult population. (There is no assurance that regulatory approval will be obtained in any specific market nor any assurance that sales, once begun, will be material).

June 1, 2007 - the Company reported that it launched a website, www.sucanonhealth.com, for internet sales of Sucanon, a Type II diabetes drug. Sucanon, which is broadly classed as an insulin-sensitizing drug, has been shown to be an effective and very safe treatment for Type II Diabetes, without the side-effects that are associated with several competing Type II Diabetes medications including the glitazone medications which are now the subject of a "black box" warning by the U.S. FDA.

June 21, 2007 - the Company reported that the Mexican Diabetes Federation gave Biotech`s "Sucanon" diabetes drug its support in an overview of diabetic drugs published in the May-June 2007 issue of Diabetes Hoy, the Diabetic Federation`s scientific and medical magazine for doctors and other health professionals.

July 12, 2007 - the Company reported that it filed a Material Change Report stating that the Company has changed auditors, from STS Partners ("STS") of Vancouver, B.C. to Cinnamon Jang Willoughby ("CJW") of Burnaby, B.C.

September 4, 2007- The Company`s shares were halted on the TSX Venture Exchange pending clarification of Company affairs.

October 12, 2007 - the Board of Directors of the Company decided that it was in the best interest of the Company to apply to the Exchange to de-list its shares on a voluntary basis from the Exchange. As such, the Company has applied to the Exchange to de-list its shares on a voluntary basis from the Exchange in Canada while continuing trading of the Company`s shares on the Over the Counter Bulletin Board in the United States. The Company continues to report to and be accountable to the British Columbia Securities Commission, the Alberta Securities Commission and the U.S. Securities Exchange Commission.

October 15, 2007- Ross Wilmot resigned as a Director of the Company.

October 25, 2007- the Company announced that it signed an agreement with a private company based in El Salvador for marketing and distribution of its Sucanon Type II diabetes drug in four Central American countries, Guatemala, Honduras, Nicaragua and El Salvador. The four new markets targeted in connection with this agreement have a total population of approximately 33 million people, with an estimated 775,000 cases of Type II Diabetes in the region. The Central American markets will be served by Sucanon deliveries from the Company`s contract-packager, based in Mexico City. The distributor will co-ordinate its advertising in the Central American region with advertising arranged by Biotech`s office in Mexico. (There is no assurance that regulatory approval will be obtained in any specific market nor any assurance that sales, once begun, will be material).

November 26, 2007- the Company announced that it signed an agreement with a private company for marketing and distribution of its Sucanon Type II diabetes drug in the United Arab Emirates (the UAE) including Dubai. (There is no assurance that regulatory approval will be obtained in any specific market nor any assurance that sales, once begun, will be material).

Subsequent to March 31, 2008, the following announcements were made:

In April, 2008, the Company announced that it had granted a total of 1,838,600 options allocated among officers, directors, employees and consultants. All of the options have an exercise price of $.10 per share, would vest October 31, 2008 and expire March 31, 2010.

In July, 2008, the Company announced that it had granted a total of 1,225,000 replacement options for 1,432,400 options that had recently expired or were cancelled. The options were allocated among officers and directors (990,000), employees (40,000) and consultants (195,000). All of the options have an exercise price of $.10 per share, would vest December 11, 2008 and expire July 10, 2010.

September 15, 2008 - the Company was is saddened to report the sudden passing of its President and CEO, Robert Rieveley. Mr. Rieveley died unexpectedly of a heart attack on Tuesday, September 9, 2008. The Company wishes to express its heartfelt condolences to his family. He will be sadly missed by all.

Biotech`s Board of Directors has appointed Lorne Brown, CFO Biotech Holdings Ltd., as interim CEO.As part of its ongoing governance practices, Biotech`s Board of Directors has formed a Special Committee of independent Directors to identify and help the Board select a permanent President and CEO.

Biotech`s Board of Directors will recommend the nomination of Gregory Robert Rieveley to the board at the next annual general meeting on September 26, 2008.; Mr. Rieveley, a Chartered Accountant, is currently Vice-President Internal Audit and Business Development at Harry Winston Diamond Corporation.

Research & Development - the Company`s Type II Diabetes drug

Research expenditures are expensed in the year in which they are incurred. During fiscal 2008 the Company did not incur any in drug related research costs during 2006, 2007 or 2008.

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

In Mexico, where the Company initiated sales of Sucanon in the first quarter of fiscal 2006, distribution and marketing of Sucanon under the trade name Sucanon has been carried out by an independent Mexican marketing group. The Company opened an office in Mexico to co-ordinate the marketing efforts and the supply of Sucanon to the market in Mexico. The Company does not plan to be involved in the sales and marketing of Sucanon in other Latin American countries and plans to engage the services of third-party marketing companies to achieve its distribution and marketing goals.

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

There are a number of related-party notes payable issued which have been collateralized by the assets of this facility totaling approximately $2.415 million (2007: $1.533 million). (See Note 4 of the Consolidated Financial statements attached.)

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

Item 5 Operating and Financial Review and Prospects

A. Operating Results

US Generally Accepted Accounting Principles

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Differences with generally accepted accounting principles in the United States ("U.S. GAAP"), are set forth in Note 18 to the Consolidated Financial Statements of the Company (Item 17 of this Form 20F). Some accounting policies have a significant impact on the amounts reported in these financial statements. The Consolidated Financial Statements includes a section describing the Company`s significant accounting policies

Year Ended March 31, 2008 Compared

With Year Ended March 31, 2007

Operating Results

Revenues from the sale of Sucanon in the year ended March 31, 2008 were $370,419 which resulted in a Gross Profit of $219,908. The revenues in the year ended March 31, 2007 were $336,595 and the Gross Profit was $224,847. Annual revenues increased by $33,824 or 10% over 2007 and the Gross Profit decreased by $4,939 or 2.2% over 2007.

There was a significant increase in the Canadian dollar against both Mexican peso and the US Dollar. The Company`s Mexican subsidiary reports in US dollars but had purchases and sales in Mexican pesos. The average exchange rate between the US Dollar and the Canadian dollar declined from $1.1388 in the year ended March 31, 2007 to $1.0330 in the year ended March 31, 2008 and the year end rate fell from $1.1559 to $1.0232. This factor was the most significant cause of the revenue decline. The Company shipped approximately 15% more packages of Sucanon in the year ended March 31, 2008 than in 2007. The Gross Profit declined in relation to Revenues because a significant portion of these expenses were incurred in Canada and were not cushioned by the Canadian dollars strengthening in relation to the peso and the US Dollar.

Operating expenses totaled $1,626,071 representing a $332,765 (17.0%) decrease from the $1,958,836 expenses incurred in the year ended March 31, 2007.

Amortization declined from $436,446 in 2007 to $12,772. Technology interests were fully amortized in 2007 which accounted for the $423,674 decline.

Interest expenses increased from $96,833 to $177,524 (83.3%) due to the increased borrowing from related parties that was required to finance the operations.

Stock based compensation increased from $283,383 to $351,677 (24.1%) in the year due to the options granted and fully vested in the year.

Professional fees decreased from $112,800 to $68,912 because the 2007 amount includes the audit fees for 2006 plus a $50,000 accrual for the current audit.

Operating expenditures include $240,965 (2007 - $321,426) in product marketing costs.

The net loss for the year ended March 31, 2008 was $1,406,163 (2007: $1,534,895) and the loss per common share was $0.02 in 2008 and $0.02 in 2007.

Financial Highlights

The loss from operations for the year ended March 31, 2008 was $1,406,163 (2007: $1,733,989) and after adding back non-cash items, Operations used $767,357 (2007: $837,255). The $757,993 (2007: $793,616) increase in due to related parties provided financing to maintain operations. There were 8,600 (2007: Nil) shares issued during the 2008 fiscal year for $860.

The Company has incurred recurring operating losses and has an accumulated deficit of $32,679,973 and a Shareholders` Deficiency of $4,062,637 at March 31, 2008. These factors, among others, raise doubt about the Company`s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company`s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

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

As at March 31, 2008, the Company had cash and deposits totaling $14,854.

Year Ended March 31, 2007 Compared

With Year Ended March 31, 2006

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

Foreign Currency Fluctuations

The Company`s main source of revenues and purchases are from Canada and the United States. During the 2008 fiscal year there was a significant increase in the Canadian dollar against both Mexican peso and the US Dollar. The Company`s Mexican subsidiary reports in US dollars but had purchases and sales in Mexican pesos. The average exchange rate between the US Dollar and the Canadian dollar declined from $1.1388 in the year ended March 31, 2007 to $1.0330 in the year ended March 31, 2008 and the year end rate fell from $1.1559 to $1.0232. This factor was the most significant cause of the revenue decline. The Company shipped approximately 15% more packages of Sucanon in the year ended March 31, 2008 than in 2007. The Gross Profit declined in relation to Revenues because a significant portion of these expenses were incurred in Canada and were not cushioned by the Canadian dollars strengthening in relation to the peso and the US Dollar.

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

B. Liquidity and Capital Resources

As referred to previously, the Company has incurred operating losses in each of the last three fiscal years and has an accumulated deficit of $32,679,973 and a Shareholders` Deficiency of $4,062,637 at March 31, 2008. These factors, among others, raise substantial doubt about the Company`s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company`s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management`s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company`s operations are self-sustaining.

The loss from operations for the year ended March 31, 2008 was $1,406,163 (2007: $1,733,989) and after adding back non-cash items, Operations used $767,357 (20076: $837,255). The $757,993 (2007: $793,616) increase in due to related parties provided financing to maintain operations. There were 8,600 shares issued during the 2008 fiscal year (2007: Nil) for $860.

As at March 31, 2008, the Company had cash and deposits totaling $14,854.

Commitments for Capital Expenditures

The Company has not made any material commitments for capital expenditures during the year or during the subsequent interim period.

Research and Development

Research expenditures are expensed in the year in which they are incurred. The Company did not incur any drug related research costs during the fiscal years 2006 to 2008.

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

D. Trend Information

The Company intends to maintain fixed monthly overhead in the $120,000 range during the balance of the 2008 fiscal year while focusing on advancing Sucanon production and distribution primarily on markets in Latin America. Maintenance of overhead at these relatively low levels is expected to be achieved by limiting any expansion of overhead at the head office in Vancouver and the subsidiary office in Mexico City while sub-contracting sales and marketing to arms` length companies in the Latin American markets where Sucanon is planned to be launched as part of the ongoing expansion of Sucanon distribution.

Mexico, where Sucanon is currently distributed, is the eighth-largest pharmaceutical market in the world by dollar value. In June 2007, the Company signed an agreement for distribution of Sucanon in four other Latin American markets, specifically Colombia, Peru, Ecuador and Costa Rica, all of which have the elevated prevalence of Type II Diabetes that typifies Latin America.

In October 25, 2007, the Company announced that it signed an agreement with a private company based in El Salvador for marketing and distribution of its Sucanon Type II diabetes drug in four Central American countries, Guatemala, Honduras, Nicaragua and El Salvador. The four new markets targeted in connection with this agreement have a total population of approximately 33 million people, with an estimated 775,000 cases of Type II Diabetes in the region. The Central American markets will be served by Sucanon deliveries from the Company`s contract-packager, based in Mexico City. The distributor will co-ordinate its advertising in the Central American region with advertising arranged by Biotech`s office in Mexico.

In November 26, 2007, the Company announced that it signed an agreement with a private company for marketing and distribution of its Sucanon Type II diabetes drug in the United Arab Emirates (the UAE) including Dubai.

There is no assurance that regulatory approval will be obtained in any specific market nor any assurance that sales, once begun, will be material.

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

Item 6 Directors, Senior Management and Employees

Directors , senior management and key employees

The following is a list of the current directors, senior officers and key employees of the Company, their municipalities of residence, their current position with the Company and their principal occupations during the past five years:
Name and Municipality of	Positions and Offices Held	Principal Occupation
Residence	with the Corporation

Robert B. Rieveley	President and Chief	President and Chief Executive Officer of Biotech
Vancouver, BC	Executive Officer, director	Holdings Ltd., President of Biotech Laboratories
	and member of the audit	Inc., Vancouver, BC, Canada. Regrettably, Mr Rieveley
	Committee since 1995	passed away in September 2008.

Johan de Rooy, FCA	Director and Chairman of	Retired lecturer in the Faculty of Commerce and
Vancouver, BC	the Audit Committee since	Business Administration at the University of British
	1998	Columbia. He has served as a National Director
for the Canadian Cancer Society, as the President
of the British Columbia Cancer Agency and as a
Member of Council for the Institute of Chartered
Accountants of B.C.

Gale Belding	Executive Vice-President	Executive Vice-President of Biotech Holdings Ltd.
Vancouver, BC	and director since 1995

Cheryl Rieveley	Director since 1995	Secretary/Treasurer of the Company and RCAR
Vancouver, BC		Investments Limited, Vancouver, BC

Art Cowie	Director. Appointed by the	Planning Consultant (community planner), for
Vancouver, BC	Directors and approved by the	professional firms, private and government clients.
	TSX Venture Exchange	Additionally, he has experience in public service on
	(February 22, 2006) to fill a	private and public planning issues and served as
	vacancy created by the	Chair of the Vancouver Port Authority and as
	resignation of Dr. Geoff	director for the Pacific National Exhibition and Su
	Herring	Sungold International Holding Corp. Former MLA for
British Columbia.

Lorne Brown	Chief Financial Officer since	Chief Financial Officer for the Company, prior
Langley, BC	June, 1999. Appointed Interim	thereto Controller and Director A&A International
	Chief Executive Officer September, 2008,	Industries Inc., Port Coquitlam, BC.

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

The compensation paid to the Company`s directors, officers and senior management during the fiscal period ended March 31, 2008 was $319,239.

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

Stock options were the only form of directors compensation in fiscal 2007 (see "Options to Purchase Securities from Company or Subsidiaries - Stock Options"). No stock options were exercised by directors or officers during the year ended March 31, 2008.

Apart from the above, the Company does not have any service contracts with any Director or provide any benefits upon termination of employment.

The Company`s audit committee consists of two independent Directors Mr. Johan de Rooy, FCA, Committee Chairman, and Mr. Art Cowie together with Mr. Robert Rieveley, the Company`s President and Chief Executive Officer. The audit committee meets with the Company`s independent auditors annually where the role and responsibilities of both the auditor and the committee are reviewed. The independent Directors also meet with the auditor separately from management to discuss any outstanding issues. The Committee also meets on a quarterly basis to review and discuss the quarterly financial statements. All financial statements are approved by the Committee and their recommendations for approval are passed on to the Board of Directors for final approval.

The Company`s Compensation Committee consists of the two independent Directors and the C.E.O. The charter of the Committee is as follows:

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

D Employees

At March 31, 2008 the Company had 5 (2007- 5; 2005- 5) employees in Canada and 3 in Mexico (2007- 3; 2006 - 3). Temporary employees are periodically required in periods of high volume production. The Company is not unionized.

E Share Ownership

The following is a list of Common Shares held by the directors, officers and employees referred to in Item 6 A. above as at August 22, 2008 (the Company`s record date for its Annual General Meeting):
Directors, Officers and Employees	Common	Percent	Series I	Percent	Total	Percent
	Shares	of	Convertible	of	Voting	of
	Held	Common	Preferred	Preferred	Shares Held	Voting
	or	Shares	Shares	Shares	or Controlled	Shares
	Controlled		Held

Robert Rieveley, C.E.O. (1)	20,336,531	22.0%	13,806,907	100.0%	34,143,438	32.2%
Gale Belding, Director, Executive V.P.	310,000	0.3%			310,000	0.3%
Johan de Rooy, Director	1,742,600	1.9%			1,742,600	1.6%
Art Cowie, Director	55,000	0.1%			55,000	0.1%
Cheryl Rieveley, Director (1)	[0]	0.0%			[0]	0.0%

Lorne Brown, C.F.O.	50,000	0.1%			50,000	0.0%

Total Held	22,494,131	24.4%	13,806,907	100.0%	36,301,038	34.2%

Shares outstanding at Record Date	92,238,112		13,806,907		106,045,019

(1) Shares held directly and indirectly by the Rieveley Family Trust. Robert and Cheryl Rieveley are directors and officers of Biotech Holdings Ltd. They also have a beneficial interest in the Rieveley Family Trust which is owed over $2.1 million.

The following table provides a list of stock options outstanding, granted, exercised and expired during the year ended March 31, 2008:

					----------------	Directors	& Officers	Only--------
Grant	Vest	Expiry	Option	Total	Directors	Expired or	Granted	Directors	Total
Date	Date	Date	Price	Outstanding	& Officers	Cancelled	in Year	& Officers	Outstanding
				31-Mar-07	Outstanding	in Year		Outstanding	31-Mar-08
					31-Mar-07			31-Mar-08
24-Nov-04	24-Apr-07	24-Mar-08	$ 0.550	1,190,000	900,000	900,000		[0]	[0]
22-Feb-06	22-Jun-06	22-Feb-08	$ 0.135	300,000	300,000	300,000		[0]	[0]
23-Jun-06	22-Oct-06	22-Jun-08	$ 0.160	896,000	560,000			560,000	896,000
23-Jun-06	22-Oct-06	22-Jun-08	$ 0.100	545,000	430,000			430,000	536,400
26-Jun-06	26-Oct-06	25-Jun-08	$ 0.100	300,000	300,000	300,000		[0]	[0]
23-Nov-06	23-Mar-07	23-Nov-08	$0.10 USD	275,000	[0]		[0]	[0]	275,000
12-Apr-07	12-Oct-07	12-Apr-09	$ 0.110	[0]	[0]	200,000	4,310,000	4,110,000	4,834,000

				3,506,000	2,490,000	1,700,000	4,310,000	5,100,000	6,541,400

A breakdown of outstanding options as at March 31, 2008 to Directors and Officers was as follows:
Grant Date		23-Jun-06	23-Jun-06	12-Apr-07
Exercise Date		22-Oct-06	22-Oct-06	12-Oct-07
Expiry Date		22-Jun-08	22-Jun-08	12-Apr-09
Option Price		$0.16	$0.10	$0.11	Total

Cheryl Rieveley	Director	90,000	70,000	340,000	500,000
Gale Belding	Director	[0]	70,000	430,000	500,000
Johan de Rooy	Director	90,000	50,000	360,000	500,000
Robert Rieveley	Director & C.E.O.	190,000	150,000	2,660,000	3,000,000
Art Cowie	Director	[0]	50,000	150,000	200,000
Lorne Brown	C.F.O.	190,000	40,000	170,000	400,000

TOTAL		560,000	430,000	4,110,000	5,100,000

There are no arrangements involving the employees in the capital of the Company, including any arrangement involving the issue or granting of options or shares or securities of the Company.

Private Placements and Common Share Warrants

There were no private placements issued during the year ended March 31, 2008.

During the year ended March 31, 2006, the Company completed with related party investors ("the Investors") a private placement of 2,020,202 common shares for gross proceeds of $621,181 cash (net proceeds of $556,536 after a finders fee of $64,645). The Investors also received 2,020,202 warrants to acquire common shares at $ 0.40 per share, expiring on October 6, 2006.

Warrants to Purchase Common Shares

The following table summarizes the number of fully exercisable common share warrants outstanding and the exercise price thereof:
	2008	2007	2006

Outstanding, beginning of year	-	3,548,682	3,244,146
Issued at $0.400 per share
expiring October 6, 2006	-	-	2,020,202
Expired January 27, 2006 $0.375	-	-	(1,715,666)
Expired October 6, 2006 $0.400	-	(2,020,202)
Expired December 16, 2006 $0.550	-	(1,528,480)	-
Outstanding, end of year	-	-	3,548,682

There were no outstanding warrants to purchase common shares at March 31, 2008.

Preferred Shares and Outstanding Warrants

At March 31, 2007 and 2006, 13,806,907 convertible preferred shares were outstanding from the exercise of preferred share warrants during 2004. No cash dividend has been declared to date. However, the 8% per annum dividend on these shares for the year ended March 31, 2008 would have amounted to $110,455 (2007: $110,455; 2006: $110,455). The cumulative effect to March 31, 2008 of the dividend at 8% per annum from date of issuance would have amounted to $509,720. This would have an insignificant effect on net loss or on basic and diluted loss per share.

No preferred share purchase warrants were outstanding or exercisable as of March 31, 2008, 2007 or 2006.

Item 7 Major Shareholders and Related Party Transactions

A Major Shareholders

On December 14, 1995, the shareholders of Conserve, now the Company, approved the acquisition of Holdings. Control of the Company changed upon the closing of the share exchange on January 25, 1996 (see Exhibit 3.1 previously filed with the March 31, 1996 Form 20F). With the issuance of 15,000,000 of a total of 18,241,665 common shares, the shareholders of Holdings then held approximately 82% of the issued and outstanding shares of the Company. As at the Annual General Meeting ("AGM") record date (August 22, 2008), the Company had a total of 92,238,112 (2007: 92,238,112) common shares issued and outstanding. Also, there were 13,806,907 Series I Convertible Preferred Shares issued and outstanding on March 31, 2007 and 2006. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Class of Shares		Shares Owned	Percent of	Percent Held	Percent Held
		Aug. 22, 2008	Class	In 2007	In 2006

Common	Rieveley Family Trust	20,336,531	22.0%	22.0%	22.1%

	Total Outstanding Shares
	as of AGM record date	92,238,112	92,238,112	92,238,112	92,229,512

Preferred	Rieveley Family Trust	13,806,907	100.0%	100.0%	100.0%

Total Voting Shares	Rieveley Family Trust	34,143,438	32.2%	31.5%	31.5%

	Total Outstanding Shares
	as of AGM record date		106,045,419	106,036,419	106,036,419

The major shareholders of the Company do not have different voting rights in comparison with other shareholders.

U.S. Shareholders

The following table indicates the approximate number of registered holders of common shares with United States addresses and the portion and percentage of common shares so held in the United States. On August 22, 2008 (the record date for the Annual General Meeting), 92,238,112 common shares were outstanding.
Total Number of Registered Holders 257	Number of U.S. Registered Holders 211	Number of Registered Common Shares Held in the U.S. 8,585,426	Percentage of Registered Common Shares Held in the U.S. 9.3%

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

Note 10 to the Consolidated Financial Statements highlights the following amounts paid or payable to related parties based on exchange values which represented the amounts agreed upon by the related parties:
	2008	2007	2006

Management fees paid to an officer/director	$ 144,000	$ 144,000	$ 144,000
Salaries and benefits paid to officers and directors	183,540	173,481	172,976
Interest accrued on Notes Payable	150,785	96,833	56,766
Rent and services paid to companies controlled by
directors	88,896	81,943	86,216

Note: The Company does not pay any cash compensation to directors in their capacity as directors.

Ongoing related party associations:

The Company has ongoing relationships with the following related parties. The following related parties are controlled by Mr. Robert Rieveley`s estate and his spouse, Cheryl Rieveley. These entities perform the following services to the Company and are party to the following agreements with the Company:

Secured Debt controlled by Mr. Robert Rieveley`s estate and his spouse, Cheryl Rieveley

The following notes bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company:

Balance Mar 31, 2008
R Rieveley & Associates	$ 2,134,424
Wenroth Limited ("Wenroth")	16,690
InReg Corporation ("InReg")	119,041
Allburg Holdings ("Allburg")	144,591

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

In addition to interest charged on the above-mentioned notes, the Company had the following transactions with the secured creditors:

The Company retained the services of Mr. Rieveley through an employment agreement with his company, R Rieveley & Associates. Management Fees paid to R Rieveley and Associates in the year ended March 31, 2008 amounted to $144,000. During the year ended March 31, 2008 R Rieveley and Associates advanced $731,163 to the Company.

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

Other companies controlled by Mr. Robert Rieveley`s estate and his spouse, Cheryl Rieveley

Notes payable to RCAR Investment Ltd., are unsecured, bear interest at the rate of 8% per annum compounded annually and due on demand. As of March 31, 2008 the Company owed RCAR $322,271.

Sucanon is manufactured on behalf of the Company by a private company controlled by R. Rieveley. The manufacturing process is performed by employees of the Company. The private company transfers Sucanon to the Company at cost and receives no profit for this manufacturing operation. The Company uses this private company to maintain confidentiality regarding the manufacturing process for Sucanon. As of March 31, 2008, the Company owed the private company $8,320.

First Choice Communications provides the Company with office space and computer services. Expenses paid to this company for services in the year ended March 31, 2008 totaled $51,247.

Penne Investments Services Inc. ("Penne") provides financing to the Company via loans. As March 31, 2008 the Company had no amounts owing to Penne.

Due to Related Parties

The following table summarizes amounts due to related parties on March 31 of each year:
	2008	2007	2006
Due to Related Parties- Unsecured
Amounts due to a director and companies controlled by a
director are unsecured, payable on demand and bear no
interest.	$ 38,185	$ 11,353	$ 33,179

Notes payable to a company controlled by the Company`s
president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During 2008 $23,872
(2007 - $22,104; 2006 - $20,466) in interest was accrued.	322,271	298,399	276,295
Total Unsecured	$ 360,456	$ 309,752	$ 309,474

Due to Related Parties- Secured

Notes payable bearing interest at a rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the year ended March 31, 2008, the notes were increased by advances of $731,163 (2007: $815,442, 2006: $37,000) increased with the addition of the $118,160 non-interest bearing balance owing at
March 31, 2006 and were reduced by $Nil (2006-$Nil) paid directly to the lender.
During the year ended March 31, 2007, interest expense of $130,016
was accrued (2007: $74,729; 2006: $36,300)	2,414,745	1,532,797	524,466

Amounts advanced by a company controlled by a Director secured by a general security agreement, non-interest bearing and payable on demand. During the year ended March 31, 2007, the balance was
combined with the interest bearing note payable	[0]	[0]	118,160
Total Secured	2,414,745	1,532,797	642,626

Total Due to Related Parties	$ 2,775,201	$ 1,842,549	$ 952,100

Item 8 Financial Information

Audited Consolidated Financial Statements for March 31, 2008, together with the report of the auditors are attached at the end of this filing. The Consolidated Balance Sheets provide a two year comparison, all other statements provide three year comparative statements.

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

Significant Changes

There have been no significant changes to the Company`s operations since March 31, 2008.

Item 9 The Offer and Listing

Biotech Holdings Ltd. (the "Company") was incorporated in Alberta, Canada and is an integrated pharmaceutical company whose common shares traded on The Alberta Stock Exchange (the "ASE") until November 1999 at which time the ASE was merged into The Canadian Venture Exchange (the "CDNX" now called the "TSX Venture Exchange") under the symbol "BIO.V". In October 12, 2007, the Board of Directors of the Company decided that it was in the best interest of the Company to apply to the TSX Venture Exchange to de-list its shares on a voluntary basis from the Exchange. As such, the trading of Company`s shares were delisted from the Exchange in Canada while continuing trading of the Company`s shares on the Over the Counter Bulletin Board in the United States. The Company continues to report to and be accountable to the British Columbia Securities Commission, the Alberta Securities Commission and the U.S. Securities Exchange Commission. The Company trades on the NASD OTC-BB under the symbol "BIOHF". In 2001 the Company was listed on the Frankfurt Stock Exchange under the symbol "925970.F".

The following summarizes the high, low and closing prices of the Company`s common shares on the NASD- OTC-BB:

Monthly Data (last six months):
Date	High (US$)	Low (US$)	Close (US$)
August 2008	0.03	0.01	0.02
July 2008	0.05	0.02	0.03
June 2008	0.05	0.04	0.04
May 2008	0.07	0.04	0.06
April 2008	0.06	0.04	0.06
March 2008	0.06	0.04	0.04

Quarterly Data:
Date Range	High (US$)	Low (US$)	Close (US$)

April- June 2008	0.06	0.04	0.04
January- Mar. 2008	0.08	0.04	0.04
October- Dec. 2007	0.14	0.05	0.07
July- Sept. 2007	0.17	0.08	0.10
April- June 2007	0.21	0.08	0.17
January- Mar. 2007	0.07	0.04	0.06
October- Dec. 2006	0.06	0.05	0.05
July- Sept. 2006	0.11	0.05	0.06
April- June 2006	0.11	0.06	0.07

On August 22, 2008, 92,238,112 Common Shares and 13,806,907 Series I Convertible Preferred Shares were outstanding.

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

As of August 30, 2006, the Company shares resumed trading on the TSX Venture Exchange. In October, 2008, the Board of Directors of the Company decided that it was in the best interest of the Company to apply to the TSX Venture Exchange to de-list its shares on a voluntary basis from the Exchange. As such, the trading of Company`s shares were delisted from the Exchange in Canada while continuing trading of the Company`s shares on the Over the Counter Bulletin Board in the United States.

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

Item 13 Defaults, Dividend Arrearages and Delinquencies

At March 31, 2008 and 2007, 13,806,907 convertible preferred shares were outstanding from the exercise of preferred share warrants during 2004. No cash dividend has been declared to date. However, the 8% per annum dividend on these shares for the year ended March 31, 2008 would have amounted to $110,455 (2007: $110,455; 2006: $110,455). The cumulative effect to March 31, 2007 of the dividend at 8% per annum from date of issuance would have amounted to $509,720. This would have an insignificant effect on net loss or on basic and diluted loss per share.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

There have been no material modifications to the rights of Security Holders.

Item 15 [Reserved]

Not applicable.

Item 16 [Reserved]

Not applicable.

CONTROLS AND PROCEDURES

As of March 31, 2008, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC`s rules and forms. Our management necessarily applied its judgement in assessing the costs and benefits of those controls and procedures, which by their nature can provide only reasonable assurance regarding management`s control objectives.

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

The Consolidated Financial Statements are filed as part of this registration statement.

Financial Statements

The following financial statements are attached to and form part of this Annual Report:
Consolidated Financial Statements of the Company	Page(s)

Report of Independent Registered Chartered Accountants	[43]

Comments by Independent Registered Chartered Accountants for U.S. Readers
on Canada-United States of America Reporting Differences	[43]

Consolidated Balance Sheets as of 31 March 2008 and 2007	[44]

Consolidated Statements of Operations for the fiscal years ended March 31, 2008, 2007
and 2006	[45]

Consolidated Statements of Changes in Shareholders` Deficiency for the fiscal years
ended March 31, 2008, 2007 and 2006	[46]

Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2008, 2007
and 2006	[47]

Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements	48- 72

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

I, Lorne D. Brown, the Chief Financial Officer and Interim Chief Executive Officer of Biotech Holdings Ltd., certify that:

I have reviewed this Annual Report ("report")on Form 20-F for the fiscal year ended March 31, 2008 of Biotech Holdings Ltd. (the "Company")

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

Date: 22 September, 2008

/s/ Lorne D. Brown

Lorne D. Brown, Chief Financial Officer and Interim Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. Section 1350 as adopted pursuant to Section 906
Of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Biotech Holdings Ltd. (the "Company") on Form 20-F for the year ended March 31, 2008, as filed with the Securities Exchange Commission on the date hereof (the "REPORT"), I, Lorne D. Brown, Chief Financial Officer and Interim Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September _22__, 2008

/s/ Lorne D. Brown

______________________________________

Lorne D. Brown, C.F.O. and Interim C.E.O.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date _22 September, 2008

Biotech Holdings Ltd.

/s/ Lorne Brown

__________________________

Lorne Brown, Chief Financial Officer

and Interim Chief Executive Officer

Biotech Holdings Ltd.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended March 31, 2008 and 2007

Biotech Holdings Ltd.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended March 31, 2008 and 2007

Contents

Independent Auditors` Report	[3]
Consolidated Financial Statements
Balance Sheets	[4]
Statements of Operations	[5]
Statements of Changes in Shareholders' (Deficiency)	[6]
Statements of Cash Flows	[7]
Summary of Significant Accounting Policies	8 - 11
Adoption of New Accounting Policies	12 - 14
Notes to the Financial Statements	15 - 31

INDEPENDENT AUDITORS` REPORT

To the Shareholders of Biotech Holdings Ltd.:

We have audited the consolidated balance sheets of Biotech Holdings Ltd. as at March 31, 2008 and 2007 and the consolidated statements of operations and deficit, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (''PCAOB'')(United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Comments by Auditors for U.S. Readers on Canada - United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated June 26, 2008 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors' report these are adequately disclosed in the financial statements.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC, Canada

June 26, 2008

Biotech Holdings Ltd.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)
March 31	2008	2007

Assets

Current
Cash and cash equivalents	$ 14,854	$ 23,358
Accounts receivable- net	165,431	164,573
Inventory	4,657	10,823

	184,942	198,754
Property and equipment
Continuing operations (Notes 2 and 12)	102,492	115,264
Held for resale (Notes 2 and 12)	1	[1]

Technology interests (Note 3)	1	[1]

	$ 287,436	$314,020
Liabilities and Shareholders' (Deficiency)
Liabilities

Current
Accounts payable and accrued liabilities (Notes 11 and15)	$ 1,350,529	$ 1,256,139
Due to related parties (Note 4)	2,775,201	1,842,549

	4,125,730	3,098,688

Notes payable (Note 5)	224,343	224,343

	4,350,073	3,323,031
Shareholders' (deficiency)
Share capital (Note 6) - common shares	25,734,583	25,733,318
- convertible preferred shares	1,380,691	1,380,691
Contributed surplus	1,502,062	1,150,790
Deficit	(32,679,973)	(31,273,810)

	(4,062,637)	(3,009,011)

	$ 287,436	$ 314,020

Commitments and contractual agreements (Note 10); Contingency (Note 11);

Subsequent events (Note 17)

Approved by the Board: /s/ Robert Rieveley Director /s/ Gale Belding Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statements of Operations

(Expressed in Canadian Dollars)
For the years ended March 31	2008	2007	2006(Restated- See Note 18)

Sales	$ 370,419	$ 336,595	$ 482,840

Cost of sales	150,511	111,748	129,287

Gross profit	219,908	224,847	353,553

Expenses
General, administrative and selling	368,940	298,988	465,553
Stock-based compensation	351,677	283,383	366,277
Salaries and Benefits	276,328	249,929	172,976
Product marketing costs	240,965	321,426	571,985
Interest- current debt and other	177,524	96,833	60,796
Bad Debts	73,687	83,046	20,000
Professional fees	68,912	112,800	64,728
Office rent, utilities and maintenance	44,834	62,497	56,627
Amortization	12,772	436,446	610,112
Foreign exchange	10,432	13,488	60,101

	1,626,071	1,958,836	2,449,155

Loss from continuing operations	(1,406,163)	(1,733,989)	(2,095,602)

Loss from discontinued operations
- gain from settlement of debt and restructuring	-	199,094	63,000
- gain from sale of equipment	-	-	13,224

Net loss for the year	$ (1,406,163)	$ (1,534,895)	$ (2,019,378)

Basic and diluted loss per common share

From continuing operations	$ (0.02)	$ (0.02)	$ (0.02)

From discontinued operations	(0.00)	(0.00)	(0.00)

Net loss for the year	$ (0.02)	$ (0.02)	$ (0.02)

Weighted average number of common shares outstanding	92,235,833	92,229,512	91,829,966

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statements of Changes in Shareholders' (Deficiency)

(Expressed in Canadian Dollars)

For the years ended March 31, 2008, 2007 and 2006
				Convertible Preferred Shares			Total Shareholders' (Deficiency)
	Share Capital				Contributed Surplus (Restated - See Note 18)	Deficit (Restated - See Note 18)
	Common Shares	Convertible Preferred Shares	Common Shares
	Number	Number	Amount	Amount

Balance, March 31, 2005	90,134,310	13,806,907	$ 25,089,637	$ 1,380,691	$ 571,025	$(27,719,537)	$ (678,184)
Common shares issued:
For cash -
by private placement	2,020,202	-	621,181	-	-	-	621,181
by stock options exercised	75,000	-	17,250	-	-	-	17,250
Stock-based compensation	-	-	-	-	366,277	-	366,277
Private placement finders fee	-	-	-	-	(64,645)	-	(64,645)
Options exercised for which stock-based compensation
has been recorded	-	-	5,250	-	(5,250)	-	-
Net loss	-	-	-	-	-	(2,019,378)	(2,019,378)
Balance, March 31, 2006	92,229,512	13,806,907	25,733,318	1,380,691	867,407	(29,738,915)	(1,757,499)
Stock-based compensation	-	-	-	-	283,383	-	283,383
Net loss	-	-	-	-	-	(1,534,895)	(1,534,895)
Balance, March 31, 2007	92,229,512	13,806,907	25,733,318	1,380,691	1,150,790	(31,273,810)	(3,009,011)
Common shares issued:
For cash -
by stock options exercised	8,600	-	860	-	-	-	860
Stock-based compensation	-	-	-	-	351,677	-	351,677
Options exercised for which stock-based compensation
has been recorded	-	-	405	-	(405)	-	-
Net loss	-	-	-	-	-	(1,406,163)	(1,406,163)
Balance, March 31, 2008	92,238,112	13,806,907	$ 25,734,583	$ 1,380,691	$ 1,502,062	$(32,679,973)	$(4,062,637)

he accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)
For the years ended March 31	2008	2007	2006 (Restated- See Note 18)

Cash provided by (used in):
Operating activities
Net loss for the period	(1,406,163)	(1,534,895)	(2,019,378)
(Gain) from discontinued operations	-	(199,094)	(76,224)

Net loss from continuing operations	(1,406,163)	(1,733,989)	(2,095,602)
Items not involving cash:
Amortization	12,772	436,446	610,112
Accrued interest	174,657	96,833	60,796
Stock-based compensation	351,677	283,383	366,277
Write-down of advances	-	54,053	-
Changes in non-cash operating working capital items (Note 7)	99,700	26,019	(81,842)
Net cash (used in) operating activities from
continuing operations	(767,357)	(837,255)	(1,140,259)

Financing activities
Due to related parties (decrease)	757,993	793,616	151,212
Private placement finders fee paid	-	-	(64,645)
Issuance of common shares	860	-	638,431

	758,853	793,616	724,998
Investing activities
Purchase of property and equipment	-	(1,282)	(3,794)
Proceeds on disposal of property and equipment held for resale	-	-	46,730

	-	(1,282)	42,936

Increase (Decrease) in cash and cash equivalents	(8,504)	(44,921)	(372,325)
Cash and cash equivalents, beginning of year	23,358	68,279	440,604

Cash and cash equivalents, end of year	$ 14,854	$ 23,358	$ 68,279

Supplemental disclosure of cash flow information and non-cash transactions (Note 7)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2008 and 2007

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in these circumstances conform in all material respects with United States generally accepted principles ("US GAAP") except as described in Note 16.

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

March 31, 2008 and 2007

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

Revenue Recognition

The Company`s principal revenue will be derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug. The Mexican operating company, Pharmaroth Latin America S.A. de C.V., also markets the drug.

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

Product Marketing Costs

Product marketing costs of $240,965 were expensed in the year (2007 - $321,426 and 2006 - $571,985).

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

Exchange rates between the United States dollar and the Canadian dollar for the years reported in these financial statements are as follows:

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2008 and 2007

Foreign Exchange Translation (continued)
	2008	2007	2006
Average for year`s end	$ 1.0330	$ 1.1388	$ 1.1676
As at end of year	$ 1.0232	$ 1.1559	$ 1.1943

Exchange rates between the Mexican peso and the Canadian dollar for the years reported in these financial statements are as follows:
	2008	2007	2006
Average for year`s end	$ 0.0951	$ 0.1036	$ 0.1112
As at end of year	$ 0.0958	$ 0.1049	$ 0.1068

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

Loss Per Share

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 6,541,400 (2007- 3,506,000) were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable, advances, accounts payable and accrued liabilities and amounts due to related parties. Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise stated, the respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short-term in nature or they are receivable or payable on demand. The fair values of notes payable was not practicable to determine. The Company does not use any derivative instruments to reduce its

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2008 and 2007

Fair Value of Financial Instruments (continued)

exposure to fluctuations in interest rates and foreign currency exchange rates.

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

Biotech Holdings Ltd.

Adoption of New Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2008 and 2007

Effective April 1, 2007 the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"); "Financial Instruments- Recognition and Measurement" (Section 3855), "Financial Instruments- Disclosure and Presentation" (Section 3861), and "Comprehensive Income" (Section 1530). These new standards have been adopted prospectively. Adoption of these standards did not impact April 1, 2007 opening balances.
  Financial instruments- Recognition and Measurement- Section 3855

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments. Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:
    Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured. These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The company has classified cash and cash equivalents as held-for-trading, which accordingly are carried at their fair values. Held-for-trading assets are not subject to significant credit, foreign exchange or interest rate risk.
    Held-to-maturity

Financial assets that have a fixed maturity date and fixed or determinable payments, where the company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Any gains and losses arising from the sale of held-to-maturity financial assets are included in earnings.

Currently, the company has no held-to-maturity financial assets.
    Loans and receivables

Items classified as loans and receivables are measured at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are included in earnings.

The company has classified receivables loans and receivables, which are accordingly measured at amortized cost. Due to their short-term natures, the fair values of loans and receivables approximate their carrying values, and they are not subject to significant credit or interest rate risk.

Biotech Holdings Ltd.

Adoption of New Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2008 and 2007
    Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value. Any gains or losses arising from the change in fair value are recorded as other comprehensive income. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment. Cumulative gains and losses arising upon the sale of the instrument are included in earnings.

Currently, the company has no available-for-sale financial assets.
    Other financial liabilities

Financial liabilities that are not classified as held for trading are classified as other financial liabilities, and are carried at amortized cost using the effective interest method. Any gains or losses arising from the realization of other financial liabilities are included in earnings.

The company has classified accounts payable and due to related parties and long-term debt as other financial instruments, which are accordingly carried at amortized cost. Due to its short-term nature, the fair value of accounts payable and accrued liabilities approximate their carrying value, and they are not subject to significant credit, foreign exchange or interest rate risk.

Long term debt consists of notes payable which are unsecured, non-interest bearing and repayable only from a pro-rata share of profits commencing January 26, 2001. Payments are limited to the principal amounts of the notes outstanding and no principal repayments are anticipated in 2009. The fair value of these notes was not practicable to determine.
  Financial instruments- Disclosure and Presentation- Section 3861

This section establishes standards for presentation of financial instruments and identifies the information which should be disclosed about them. Under the new standards, policies followed for years prior to the effective date are generally not reversed, and therefore the comparative figures have not been restated.
  Comprehensive income- Section 1530

This section establishes standards for reporting and presentation of comprehensive income, which is comprised of net earnings or loss and other comprehensive income. Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges. Amounts included in other comprehensive income are shown net of tax. Cumulative changes in other comprehensive

Biotech Holdings Ltd.

Adoption of New Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2008 and 2007

income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders` equity. The Company did not have any transactions during the yea ended 2007 that give rise to other comprehensive income, and therefore has no balance of other accumulated other comprehensive income.
  Risk management

Because the financial instruments are not subject to significant foreign exchange or interest rate risk, the company has not adopted risk management policies.
    Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company`s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral concentrate sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, prepaid expenses, due to related parties and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2008 and 2007

1. Nature of Business and Ability to Continue Operations

The Company`s business focus is on developing the distribution of the Company`s Type II diabetes drug known variously as DIAB II, Sucanon and Glucanin, particularly in Mexico and Latin America. The operations of the Company are not subject to any seasonal or cyclical factors

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $32,679,973 and a Shareholders` Deficiency of $4,062,637 at March 31, 2008. These factors, among others, raise substantial doubt about the Company's ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company's ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

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
  Property and Equipment

a) Continuing Operations

2008	Cost	Accumulated Amortization	Net Book Value
Production equipment Laboratory equipment Furniture and fixtures Computer equipment	$ 46,779 240,627 6,000 119,458 $ 412,864	$ 16,087 176,732 2,457 115,096 $ 310,372	$ 30,692 63,895 3,543 4,362 $ 102,492

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2008 and 2007
  Property and Equipment (continued)
  Continuing Operations (continued)

2007	Cost	Accumulated Amortization	Net Book Value
Production equipment Laboratory equipment Furniture and fixtures Computer equipment	$ 46,779 240,627 6,000 119,458 $ 412,864	$ 12,678 169,632 2,063 113,227 $ 297,600	$ 34,101 70,995 3,937 6,231 $ 115,264

b) Held for Resale

2008	Cost	Accumulated Amortization	Net Book Value
Production equipment	$ 1,063,936	$ 1,063,935	$ 1

2007	Cost	Accumulated Amortization	Net Book Value
Production equipment	$ 1,063,936	$ 1,063,935	$ 1

During the year ended March 31, 2008, amortization expense for the continuing operations was $12,772 (2007: $14,510, and 2006: $16,398) and $Nil (2007: $Nil, and 2006: $Nil) for property and equipment held for resale.

3. Technology Interests

2008	Cost	Accumulated Amortization	Net Book Value
	$ 4,461,282	$ 4,461,281	$ 1

2007	Cost	Accumulated Amortization	Net Book Value
	$ 4,461,282	$ 4,461,281	$ 1

During the year ended March 31, 2008, amortization expense for technology interests was $Nil (2007: $421,936 and 2006: $593,713).

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2008 and 2007

4. Due to Related Parties
		2008	2007
a)	Unsecured

(i) Notes payable to RCAR Investment Ltd., a company controlled by the Company`s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During 2008 $23,872 (2007 -$22,104, 2006 -$20,466) in interest was accrued.

		$ 322,271	$ 298,399
	(ii) Amounts payable to a Director are unsecured, payable on demand and bear no interest.	28,996	4,551
	(iii) Amounts payable to companies controlled by a Director are unsecured, payable on demand and bear no interest.	9,189	6,802
	Total unsecured	360,456	309,752

b) Secured
Notes payable bearing interest at the rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the year ended March 31, 2008, the notes were increased by advances of $731,163 (2007: $815,442.
During the year, interest expense of $130,016 was accrued (2007: $74,729; 2006: $36,300)	2,414,745	1,532,797

Total Secured	2,414,745	1,532,797

Total	$ 2,775,201	$ 1,842,549

5. Notes Payable- long term

These amounts are unsecured, non-interest bearing and repayable only from a pro-rata share of profits commencing January 26, 2001. Payments will be limited to the principal amounts of the notes outstanding and no principal repayments are anticipated in 2009. The fair value of these notes was not practicable to determine.

$ 224,343	$ 224,343

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2008 and 2007

6. Share Capital

Authorized

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest, and no redemption provisions. The Company's Articles of Incorporation were amended in 2005 to amend the cumulative cash dividend rate of the Series I Convertible Preferred shares from $0.0368 per share to 8% per annum.

  Private Placements of Common Shares

During the year ended March 31, 2008 and 2007, no private placements were issued.

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
  Warrants to Purchase Common Shares

The following table summarizes the number of fully exercisable common share warrants outstanding and the exercise price thereof:
	2008	2007	2006

Outstanding, beginning of year	Nil	3,548,682	3,244,146
Issued at $0.400 per share
expiring October 6, 2006	-	-	2,020,202
Expired January 27, 2006 $0.375	-	-	(1,715,666)
Expired October 6, 2006 $0.400	-	(2,020,202)	-
Expired December 16, 2006 $0.55	-	(1,528,480)	-

Outstanding, end of year	Nil	Nil	3,548,682

There were no outstanding warrants to purchase common shares at March 31, 2008.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2008 and 2007

6. Share Capital (continued)

  Stock Options- Common Shares

  On July 25, 2005 the Board of Directors approved a "fixed" Stock Option Plan which limits the number of options to be granted. At the Annual General Meeting held on September 30, 2005, the shareholders approved a "fixed" Stock Option Plan (the "Plan"). The highlights of the Plan are as follows:
    The maximum number of options granted at any time shall not exceed 8,820,971 less the number of options exercised since September 30, 2005 (the date of approval);
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

  The following table summarizes the number of shares under option and the exercise price thereof:

2008		2007	2006
Balance, beginning of year	3,506,000	2,415,000	3,851,000
Granted (per share)
$0.11 (expiring Apr 12 09)	5,034,000	-	-
$0.16 (expiring Jun 22 08)	-	896,000	-
$0.10 (expiring Jun 22 08)	-	545,000	-
$0.10 (expiring Jun 25 08)	-	300,000	-
US$0.10 (expiring Nov 23 08)	-	275,000	-
$0.135 (expiring Feb 22 08)	-	-	300,000
Exercised in year (per share)
$0.10 (expiring Jun 22 08)	(8,600)	-	-
$0.23 (expiring May 3 05)	-	-	(75,000)
Expired in year (per share)
$0.10 Expired Feb 22 08	(300,000)	-	-
$0.55 Expired Mar 24 08	(1,190,000)	-	-
$0.54 Expired Aug 11 06	-	(75,000)	-
$0.55 Expired Mar 24 07	-	(150,000)	-
$0.55 Expired Mar 24 06	-	(700,000)	-
$0.25 Expired Jan 2 06	-	-	(495,000)
$0.14 Expired Dec 15 05	-	-	(896,000)
Cancelled in year (per share)	-	-	(50,000)
$0.10 Expiring Jun 25 08	(300,000)	-	-
$0.11 Expired Apr 12 09	(200,000)	-	-
$0.55 Expired Mar 24 05			(220,000)
Balance, end of year	6,541,000	3,506,000	2,415,000
Exercisable, end of year	6,541,000	2,316,000	225,000
Weighted average exercise price	$ 0.12	$ 0.27	$ 0.50

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2008 and 2007

  6. Share Capital (continued)

  c) Stock Options- Common Shares (cont`d)

  Using the fair value method to value stock options, $351,677 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company`s share price of 169% (2007 - 159%; 2006- 100%) and a weighted average risk free rate of 4.20% (2007- 4.17%; 2006- 3.03%). The stock compensation expense is netted with any recovery of compensation expense previously recognized on unvested options granted in prior years.

  Stock options outstanding at March 31, 2008 were as follows:

Exercise Price	Number	Expiry
$0.16	896,000	June 22, 2008
$0.10	536,400	June 22, 2008
$0.10 US	275,000	November 23, 2008
$0.11	4,834,000	April 12, 2009
	6,541,400
    Convertible Preferred Shares and Warrants to Purchase Preferred Shares

  At March 31, 2008 and 2007, 13,806,907 convertible preferred shares were outstanding from the exercise of preferred share warrants during 2004. No cash dividend has been declared to date. However, the 8% per annum dividend on these shares for the year ended March 31, 2008 would have amounted to $110,455 (2007: $110,455; 2006: $110,455). The cumulative effect to March 31, 2007 of the dividend at 8% per annum from date of issuance would have amounted to $509,720. This would have an insignificant effect on net loss or on basic and diluted loss per share.

  No preferred share purchase warrants were outstanding or exercisable as of March 31, 2008, 2007 or 2006.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2008 and 2007

  7. Supplemental Disclosure of Cash Flow Information and Non-Cash Transactions

  a) Changes in non-cash operating working capital items:

	For the years ended March 31
	2008	2007	2006

Accounts receivable	$ (856)	$ (112,359)	$ (45,322)
Advances	-	20,947	7,425
Inventory	6,166	38,824	(10,795)
Accounts payable and accrued liabilities	94,390	78,607	(33,150)

	$ 99,700	$ 26,019	$ (81,842)

  b) Other Supplemental Information

  No income taxes were paid and no interest was received in any of the periods presented.

  8. Related Party Transactions

  Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties not disclosed elsewhere include:
	2008	2007	2006

Management fees paid to an related party	$ 144,000	$ 144,000	$ 144,000
Salaries and benefits paid to related parties	183,540	173,481	172,976
Interest accrued on Notes Payable (Note 4)	150,785	96,833	56,766
Rent and services paid to companies controlled by
related parties (Note 4)	88,896	81,943	86,216

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2008 and 2007

    Income Taxes

  Income taxes vary from the amount that would be computed by applying the estimated statutory income tax rate (31%) for the following reasons:
	2008	2007	2006

Loss before income taxes	$(1,406,082)	$(1,534,895)	$2,019,378
Income Tax Rate	31%	36%	36%

Provision (benefit) at Canadian statutory rate	$ (436,000)	$ (552,000)	$ (331,000)
Impact of lower statutory rates on foreign subsidiary	5,000	10,000	-
Effect of rate changes in effective tax rates	785,000	-	-
Permanent differences	120,000	113,000	167,000
Expiry of loss carry forwards	552,000	621,000	396,000
(Decrease) increase in valuation allowance	(1,026,000)	(192,000)	(232,000)
	$ -	$ -	$ -

  The tax effects of temporary differences that give rise to significant components of the Company`s future income tax assets at March 31, are as follows:
	2008	2007

Unclaimed non-capital losses	$ 2,863,000	$ 3,604,000
Property and equipment	508,000	585,000
Technology interests	1,068,000	1,240,000
Deferred costs	220,000	256,000
Valuation allowance	(4,659,000)	(5,685,000)
Net deferred tax asset (liability)	$ -	$ -

  The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management`s judgment about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

  The Company has non-capital losses carry forwards available to reduce future taxable income. These loss carry forwards expire as follows:

2009 2010 2011 2015 2026 2027 2028	$ 1,993,713 1,378,313 2,367,554 1,149,702 308,607 796,616 1,239,108 $ 9,233,613

  No benefit (if any) of these tax losses has been recorded in these financial statements.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2008 and 2007

  10. Commitments and Contractual Agreements

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

  11. Contingency

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

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2008 and 2007

  12. Segmented Information

  The Company currently operates in one business segment, being the development and distribution of its Type II diabetes drug.

  Sales (returns) by geographic region are summarized as follows:

	For the years ended March 31
	2008	2007	2006

Mexico	$ 370,419	$ 336,595	$ 482,840
	$ 370,419	$ 336,595	$ 482,840

  Property and equipment by geographic region as of March 31, are summarized as follows:

	2008	2007

Canada (continuing operations)	$ 102,492	$ 115,264
Canada (held for resale)	1	1

	$ 102,493	$ 115,265

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

  During 2008, 20.5% of the Company`s sales (2007: 37.3%; 2006: 100%) were made to the Mexican marketing company, whose orders for product correspond to orders that they receive from their retail customers. During 2008, the Company developed its own customer base and a primary customer accounted for 39.8% (2007: 49.6%; 2006: 0%) of total sales. During 2008, two new customers exceeded 10% of the Company`s sales. One customer accounted for 13.0% of total sales while the other accounted for 11.5%.

  13. Reclassifications

  Certain comparative figures have been reclassified to conform to the current year`s financial statement presentation.

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2008 and 2007

  14. Discontinued Operations

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

  The remaining assets and liabilities of the discontinued operations at March 31, 2008 are as follows:
Current assets	$ -
Property and equipment- net book value	1

1
Less: current liabilities	(636,382)

$ (636,381)

  Revenue for the year ended March 31, 2008 from the discontinued operations was $Nil, (2007 - $Nil; 2006 - $Nil) resulting in an operating loss of $Nil (2007 - $Nil; 2006 - $Nil).

  15. Proposal to Creditors

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

  In July 2006 the trustee acting in the proposal of the Company filed a certificate with the Supreme Court of British Columbia that certified that the Company had fully performed its obligations required under the proposal. At the same time, the trustee acting in the proposal of Biotech Laboratories Inc. filed a notice with the Supreme Court of British Columbia stating that Biotech Laboratories Inc. was in default in performing its obligations required under its proposal and its creditors could take proceedings to place Biotech Laboratories Inc. in bankruptcy at their own expense

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2008 and 2007

  16. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles

  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, conform in all material respects with those of the United States ("US GAAP") and with the requirements of the Securities and Exchange Commission ("SEC"), except as follows:
    The Company had a policy of capitalizing a portion of its development costs which relate to the development of proprietary formulas for the Company's discontinued operations respecting its healthcare product line. Additionally, in prior years, the Company capitalized certain deferred costs. US GAAP would require these expenditures to be expensed in the year incurred.

  The effect of the above on total assets (per US GAAP) would be to reduce total assets at March 31, 2008 by $Nil (2007 - $Nil, 2006 - $Nil).

	2008	2007	2006

Net loss for the year per Canadian GAAP	$ (1,451,119)	$ (1,534,895)	$ (2,019,378)
Amortization and write-off of deferred costs,
net of development expenses during
the year (a)	-	-	-

Net loss and comprehensive loss
per US GAAP	$ (1,451,119)	$ (1,534,895)	$ (2,019,378)

Loss per share in accordance with US GAAP	$ (0.02)	$ (0.02)	$ (0.02)

The impact of the above-noted differences on total shareholders` deficiency is as follows:
	2008	2007	2006

Shareholders' equity (deficiency) per Canadian GAAP	$ (4,018,995)	$ (3,009,011)	$(1,757,499)
Unamortized balance of deferred costs (a)	-	-	-

Shareholders' (capital deficit)
per US GAAP	$ (4,018,995)	$ (3,009,011)	$ (1,757,499)

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2008 and 2007

  17. Subsequent Event

  In April, 2008, the Company announced that it had granted a total of 1,838,600 options allocated among officers, directors, employees and consultants. All of the options have an exercise price of $.10 per share, would vest October 31, 2008 and expire March 31, 2010.

  18. Restatements as a Result of Correcting Stock Compensation Expense

  The Company`s balance sheet, statements of operations, statements of cash flows, and statements of changes in shareholders` deficiency have been restated for the years ended March 31, 2006 and 2005. In determining the stock-based compensation expense for the years ended March 31, 2006 and 2005, the Company amortized stock based compensation expense for unvested employee stock options over the life of the options. In the Company`s March 31, 2007 review of stock compensation expense, the Company determined that it had not considered CICA Handbook Section 3870.49- Stock-based Compensation and Other Stock-based Payments.

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

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2008 and 2007

  18. Restatements as a Result of Correcting Stock Compensation Expense (continued)

  Statement of operations for the year ended March 31, 2006-

	Previously Reported	Increase (Decrease)	Restated

Stock-based compensation	283,544	82,733	366,277
Loss from continuing operations	(2,012,869)	(82,733)	(2,095,602)
Net loss for the year	(1,936,645)	(82,733)	(2,019,378)

  Statement of cash flows for the year ended March 31, 2006-

	Previously Reported	Increase (Decrease)	Restated

Loss from continuing operations	(2,012,869)	(82,733)	(2,095,602)
Stock-based compensation	283,544	82,733	366,277

  19. Recent Accounting Pronouncements

  This Section details recent accounting pronouncements that impact these and future financial statements.

  International Financial Reporting Standards ("IFRS")

  In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada`s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

  Inventories

  In March 2007, the AcSB approved a new standard with respect to inventories effective for fiscal years beginning on or after January 1, 2008. The new standard requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in, first-out inventory costing methodology; and requires that, when circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2008 and 2007

  19. Recent Accounting Pronouncements (continued)

  reversed. The adoption of this new standard is not expected to have a material impact on the Company`s earnings.

  Capital Disclosures

  As a result of new Section 1535, Capital Disclosures, the Company will be required to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. This additional disclosure includes quantitative and qualitative information regarding an entity`s objectives, policies and procedures for managing capital. This Section is applicable for the fiscal year beginning on April 1, 2008.

  Disclosure and Presentation of Financial Instruments

  New accounting recommendations for disclosure and presentation of financial instruments are effective for the Company beginning April 1, 2008. The new recommendations require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks from financial instruments to which the Company is exposed.

  Goodwill and Intangible Assets

  The Accounting Standards Board has also issued a new Section 3064, Goodwill and Intangible Assets, to replace current Section 3062, Goodwill and Other Intangible Assets. The new section establishes revised standards for recognizing, measuring, presenting and disclosing goodwill and intangible assets. CICA 3064 is effective for fiscal years beginning on or after October 1, 2008 and will be adopted by the Company for the year ending March 31, 2009.

  Recent Accounting Pronouncements (US)

  Fair value measurement

  In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on April 1, 2008. The Company is currently reviewing the impact of this statement.

  Employers accounting for defined benefit pension and other postretirement plans

  In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS 158"). SFAS 158 requires an employer that sponsors one or more single-

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2008 and 2007

  19. Recent Accounting Pronouncements (continued)

  employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, "Employers' Accounting for Pensions", or SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", (c) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 is effective for the Company's fiscal year ending March 31, 2008. The adoption of SFAS No. 158 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

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

  Specifically, the FASB said SFAS No. 156 permits a service using derivative financial instruments to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute, or fair value.  The adoption of SFAS No. 156 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

  Accounting for certain hybrid instruments

  In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140. SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or hybrid financial instruments containing embedded derivatives. The adoption of SFAS No. 155 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

  The Fair Value Option for Financial Assets

  In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115."  SFAS No. 159 permits entities to measure eligible assets and liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is

  Biotech Holdings Ltd.

  Notes to the Consolidated Financial Statements

  (Expressed in Canadian Dollars)

  March 31, 2008 and 2007

  19. Recent Accounting Pronouncements (continued)

  currently investigating the impact of this pronouncement and has not yet determined the impact on the consolidated financial statements.

  Business Combinations

  In December 2007, the FASB issued Statement No. 141(Revised 2007), "Business Combinations" (SFAS No. 141(R)).  SFAS No. 141(R) requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions.  SFAS No. 141(R) also changes the accounting treatment for certain specific items.  SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008.  The Company is currently investigating the impact of this pronouncement and has not yet determined the impact on the consolidated financial statements.

  Non-controlling Interests in Consolidated Financial Statements

  In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements- An Amendment of ARB No. 51."  SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  This statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent`s equity.  SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008.  The Company does not expect adoption of this pronouncement to have a material impact on the consolidated financial statements.

  Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property

  In December 2007, the FASB ratified the consensus reached on EITF 07-1, "Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property."  EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties.  EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years.  The Company does not expect adoption of this pronouncement to have a material impact on the consolidated financial statements